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August 15, 2001

Dear Shareholder:

    You are cordially invited to attend the 2001 annual meeting of shareholders of Americorp, which will be held at 5:00 p.m. on Tuesday, September 11, 2001.

    As you have probably read, we have signed a merger agreement with Mid-State Bancshares ("Mid-State") and its subsidiary, Mid-State Bank & Trust, which changed its name from Mid-State Bank on June 12, 2001.

    In the proposed merger, you will receive for your shares of Americorp common stock that you own, at your election, (i) shares of Mid-State common stock (ii) cash or (iii) a combination of cash and Mid-State common stock, with the amount of stock and cash depending on the "average closing price" of Mid-State common stock shortly before the closing of the merger and subject to a fixed minimum and a fixed maximum amount of Mid-State common stock to be issued in the aggregate. For any cash that you receive from your election to receive cash, from fractional shares or dissenting shares, you will incur federal income tax. You will not incur federal income tax for any shares of Mid-State common stock that you receive.

    Mid-State's common stock is traded on the Nasdaq National Market under the symbol "MDST," and on August 14, 2001 the stock closed at $16.71 per share. If for example $16.71 was the "average closing price" for Mid-State common stock, you would receive for each share of Americorp that you own 1.7205 shares of Mid-State common stock or $28.75 in cash. However, the exact amounts depend on the performance of Mid-State's stock in the future and can not be presently determined.

    You should review "RISK FACTORS" beginning on page 17 before deciding how to vote your shares.

    The most important issue on the agenda for the annual meeting will be a shareholder vote to approve the merger and the merger agreement. We believe the merger is in your best interests as shareholders and we hope you will support it. Information about the proposed merger is included in the enclosed proxy statement/prospectus. We will also be voting on the election of nine people to Americorp's board of directors to serve until the merger is completed or until the next annual meeting.

    Please give these proxy materials your careful attention. Your board of directors has unanimously approved the merger and recommends that you vote to approve it as well.

Sincerely,
Robert J. Lagomarsino Chairman of the Board

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAVE APPROVED THIS TRANSACTION OR THE SHARES OF MID-STATE COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS AUGUST 15, 2001, AND IS BEING MAILED TO AMERICORP SHAREHOLDERS ON OR ABOUT AUGUST 17, 2001.

AMERICORP
300 South Mills Road
Ventura, California 93003
(805) 658-6633

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 11, 2001

    Notice is hereby given that the annual meeting of the shareholders of Americorp will be held at 5:00 p.m. on Tuesday, September 11, 2001, at the Mills Road office of American Commercial Bank, 300 South Mills Road, Ventura, California 93003.

    At the annual meeting, you will be asked to consider and vote on the following:

  1.
  A proposal to approve the principal terms of the Agreement to Merge and Plan of Reorganization dated as of April 9, 2001, as amended on May 24, and August 3, 2001 (the "merger agreement") among Americorp, American Commercial Bank, Mid-State Bancshares ("Mid-State") and Mid-State Bank & Trust and of the mergers contemplated thereby. Under the merger agreement,

  •
  Americorp will merge into Mid-State, and Mid-State will continue as the surviving corporation;

  •
  American Commercial Bank will merge into Mid-State Bank & Trust and Mid-State Bank & Trust will continue as the surviving bank;

  •
  Mid-State will remain the bank holding company for the surviving bank, and

  •
  You may elect to receive shares of Mid-State common stock, cash, or a combination for your shares of Americorp stock, in accordance with the exchange ratio set forth in the merger agreement. The amount of cash and/or Mid-State stock received depends upon the performance of Mid-State common stock shortly before the closing of the merger. The amount of cash and Mid-State stock is also subject to certain allocation procedures designed to ensure that at least 60% but not more than 70% of the total consideration paid to holders of Americorp common stock is paid in Mid-State common stock.

    A copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus.

  2.
  The election of nine persons to the board of directors. The following persons have been nominated:

Michael T. Hribar	Allen W. Jue
Robert J. Lagomarsino	Gerald J. Lukiewski
E. Thomas Martin	Harry L. Maynard
Edward F. Paul	Joseph L. Priske
Jacqueline S. Pruner

    In order to assist Americorp in complying with the agreement, Mr. Robert J. Lagomarsino will serve as a director of Mid-State and Mid-State Bank & Trust after the merger, with all the other directors of Americorp resigning at the time of the merger. In the event the merger is not consummated, the persons elected as directors at this meeting will continue to serve as directors of Americorp for the regular terms of office.

  3.
  Such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

    The board of directors has fixed the close of business on August 2, 2001 as the record date for the determination of the shareholders entitled to have notice of and to vote at the Americorp annual meeting and any adjournments or postponements thereof.

    Your board of directors recommends a vote "FOR" the merger and "FOR" the candidates who have been nominated.

    Your vote is very important. Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the annual meeting. Your proxy will be revocable, either in writing or by voting in person at the annual meeting, at any time prior to its exercise, by following the procedure described in the proxy statement/prospectus.

    If you would like to attend the Americorp annual meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Americorp annual meeting, you must obtain from the nominee a proxy issued in your name.

                      By Order of the Board of Directors,

                      Robert J. Lagomarsino
                       Chairman of the Board

Ventura, California
August 15, 2001

Table of Contents

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	4
SELECTED HISTORICAL AND PRO-FORMA FINANCIAL DATA	11
Mid-State Historical Selected Financial Data	11
Americorp Historical Selected Financial Data	13
Selected Unaudited Pro-Forma Combined Financial Information of Mid-State and Americorp	15
RISK FACTORS	17
THE ANNUAL MEETING OF AMERICORP	20
General	20
Record Date; Solicitation of Proxies	20
Revocability of Proxies	20
Matters to be Considered at the Meeting	20
PROPOSAL 1: THE MERGER	21
General	21
Background and Reasons for the Merger	21
Fairness Opinion of the Findley Group	26
Exchange Ratio	31
Election and Proration	32
Surrender of Americorp Stock Certificates	33
Regulatory Approvals Required	34
Management and Operations of Mid-State after the Merger	35
Nasdaq Listing	36
Resales of Mid-State Common Stock	36
Federal Income Tax Consequences	36
Accounting Treatment	39
Dissenters' Rights	39
Benefits to Certain Officers and Directors of Americorp in the Merger	40
The Merger Agreement	41
Structure of the Merger	41
Effective Time	41
Additional Agreements	41
Treatment of Stock Options	42
Conditions to the Merger	42
Nonsolicitation	43
Expenses	44
Termination	44
Representation and Warranties	45
Covenants; Conduct of Business	45
Amendment and Waiver	47
Stock Option Agreement	47
Exercise of Stock Option	47
Termination of Stock Option	47
Adjustment of Number of Shares Subject to Option	48
Repurchase of Option Shares	49
Registration Rights	49
Effect of Stock Option Agreement	49
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	50
MID-STATE STOCK	56

i

COMPARISON OF MID-STATE COMMON STOCK AND AMERICORP COMMON STOCK	56
Classification of Board of Directors	56
Voting Rights	57
Vote on Business Combinations	57
Number of Directors	58
Dividend Restrictions	58
Amendments to Articles of Incorporation and Bylaws	58
Dissenters' Rights	59
Anti-Takeover Provisions	59
Board of Directors	59
Cumulative Voting	60
Authorized Shares	60
Shareholder Vote Required on Certain Business Combinations	60
Amendment of Articles of Incorporation and Bylaws	60
Shareholder Nominations	60
Purpose and Takeover Defensive Effects	60
INFORMATION ABOUT MID-STATE	61
General	61
Mid-State Bank & Trust	61
Additional Information	62
INFORMATION ABOUT AMERICORP	62
General	62
American Commercial Bank	62
Additional Information	62
FORWARD LOOKING STATEMENTS	62
WHERE YOU CAN GET MORE INFORMATION	63
LEGAL MATTERS	64
EXPERTS	65
PROPOSAL 2: ELECTION OF AMERICORP DIRECTORS	66
Board of Directors	66
The Board of Directors and Committees	67
Compensation	67
Option Grants in 2000	68
Director Compensation	69
Employment Agreement	69
Executive Officers	70
Security Ownership of Certain Beneficial Owners and Management	70
Certain Relationships and Related Transactions	71
Market Price and Dividend Information	71
Relationship with Independent Public Accountants	72
OTHER BUSINESS	72
Agreement to Merge and Plan of Reorganization, as amended	Appendix A
Fairness Opinion of The Findley Group	Appendix B
Chapter 13 of California General Corporation Law	Appendix C
Americorp 10-K for the 12 months ended December 31, 2000	Appendix D
Americorp 10-Q for the quarter ended June 30, 2001	Appendix E

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What is happening in this transaction?

A:  Americorp is merging with and into Mid-State. At the same time, Americorp's banking subsidiary, American Commercial Bank, is merging with and into Mid-State's banking subsidiary, Mid-State Bank & Trust. The combined enterprise will consist of one holding company and one bank. For convenience, we refer to the entire transaction in this proxy statement/prospectus as simply "the merger."

Q:  Why is the merger proposed?

A:  Americorp is proposing the merger because its board of directors has concluded that the merger is in the best interest of Americorp and its shareholders. It offers a fair price and an opportunity for the shareholders to elect Mid-State stock, cash or a combination. The combined companies can also offer American Commercial Bank's customers a broader array of services and products than Americorp could offer on its own.

Q:  Why have you sent me this document?

A:  This proxy statement/prospectus contains important information regarding the proposed merger, as well as information about Mid-State and Americorp and their respective banking subsidiaries. It also contains important information about what the Americorp board of directors and management considered when evaluating this proposed merger. We urge you to read this proxy statement/prospectus carefully, including its appendices.

Q:  What will happen to my shares of stock in Americorp?

A:  When the merger closes, you will receive Mid-State shares, cash, or a combination in exchange for your shares of Americorp. The valuations for the Mid-State stock and cash will depend on the average closing price of Mid-State stock shortly before the closing of the merger. On August 14, 2001, Mid-State stock closed at $16.71. If that were the average closing price of Mid-State stock, you would receive either $28.75 in cash or 1.7205 shares of Mid-State for an Americorp share.

You will have a choice to receive Mid-State shares, cash, or a combination of both for any or all of your Americorp stock. Your election will be subject to the following:

  •
  no more than 70% of the total consideration paid in the merger may be in Mid-State shares; and

  •
  no less than 60% of the total consideration paid in the merger may be in Mid-State shares.

The merger agreement provides the right to modify your election in order to satisfy the 70% maximum and 60% minimum requirements. Therefore, depending on elections made by other shareholders, you may be required to receive on a pro rata basis more or less shares of Mid-State or more or less cash than you otherwise elected to receive.

If you fail to make a timely election, you will be allocated either Mid-State shares or cash depending upon which is required in order to satisfy the 70% maximum and 60% minimum requirements discussed above. For more detail on the election, please see "THE MERGER—Election and Proration."

Q:  When do I make the election?

A:  We will send you separate written instructions for exchanging your stock certificates and making the stock/cash election. We expect to send you written instructions for making the stock/cash election approximately 35 days before the expected closing date of the merger, and all elections must be returned by a date approximately 5 days before the expected closing date.

Q:  Will the shares I receive be listed on any stock exchange?

A:  Mid-State common stock, including the shares to be issued to you on the completion of the merger, is listed on the Nasdaq National Stock Market under the symbol "MDST."

Q:  What percentage of the combined companies will be held by former Americorp stockholders?

A:  If the maximum number of Mid-State shares are issued, the former Americorp stockholders would own approximately 10% of the stock in the combined company, not counting shares of Mid-State they owned before the merger or purchased on the market afterwards. If the minimum number of
Mid-State shares are issued, the former Americorp stockholders would own approximately 8% of the stock of the combined company.

Q:  What are the federal tax consequences of the merger to me?

A:  That depends on whether you choose to receive cash or Mid-State shares in exchange for your Americorp shares. Mid-State has obtained the opinion of Arthur Andersen LLP, its accountants, that the exchange of your Americorp shares for Mid-State shares on the close of the merger will not be a taxable event for you for federal income tax purposes. Your tax basis in the Mid-State shares you receive will be the same as your basis in the Americorp shares you held immediately before the merger's effective date provided that you do not receive any cash for your Americorp shares.

If you choose to receive payment in cash for any of your Americorp shares or if you receive cash for fractional shares, the cash received will either be characterized as a dividend (to the extent of Americorp's earnings and profits) for U.S. federal income tax purposes or it will be characterized as a payment in exchange for stock. Because the determination of each shareholder's tax treatment is highly dependent upon that shareholder's specific facts and relationships with other shareholders, it is not possible to reach any general conclusions with respect to this issue You should consult your tax advisor for a full understanding of the consequences of the merger to you.

Q:  What if I object to the merger?

A:  You are not required to participate in the merger, even if it is approved by the other shareholders. If you vote against the merger, and follow the other steps required by law to perfect your dissenter's rights, you will be entitled to receive cash for your Americorp shares, at $17.38 per share, the price at which they were valued in the market the day before the merger agreement was announced. If you would like to know more about dissenter's rights, please see "THE MERGER—Dissenters' Rights," along with Appendix C.

Q:  What should I do now?

A:  Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope in time to be represented at the Americorp annual meeting.

Q:  If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:  Your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you fail to instruct your broker how to vote your shares, the effect will be the same as a vote against the merger.

Q:  What happens if I don't vote?

A:  If you don't vote, your shares will not be counted to help establish a quorum at the stockholders' meeting. Not voting also has the same effect as voting against the merger.

Q:  Can I change my vote after I have mailed my signed proxy card?

A:  Yes. You may change your vote at any time before your proxy is voted at the annual meeting. If your shares are held in your name you may do this in one of three ways:

  •
  Send Americorp a written notice stating that you are revoking your proxy.

  •
  Complete and submit a new proxy card. Americorp will follow the instructions on the latest card it receives from you before the meeting.

  •
  Attend the meeting and vote in person (but only if you tell the Secretary before the voting begins that you want to cancel your proxy and vote in person). Simply attending the annual meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to Americorp at the address at the top of Americorp's notice of annual meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the Americorp annual meeting.

Q:  When do you expect the merger to be completed?

A:  We are working toward completing the merger as quickly as possible. We currently expect to complete the merger in the third quarter of 2001.

Q:  What risks should I consider?

A:  You should review "RISK FACTORS." You should also review the factors considered by Americorp's board of directors. See "THE MERGER—Background and Reasons for the Merger."

Q:  Who can help answer my questions?

A:  If you have more questions about the merger or the annual meeting, you should contact:

  For Mid-State:

  Mr. James G. Stathos
  Mid-State Bancshares
  1026 Grand Avenue
  Arroyo Grande, California 93420
  (805) 473-7700

  For Americorp:

  Mr. Gerald J. Lukiewski
  Americorp
  300 South Mills Road
  Ventura, California 93003
  (805) 658-6633

You may also want to review the documents listed under "WHERE YOU CAN FIND MORE INFORMATION."

SUMMARY

    This brief summary, together with the "Questions and Answers" on the preceding pages, highlight selected information from the proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which we refer to understand fully the merger. Each item in this summary refers to the page where that subject is discussed in more detail.

The Merger (Page 21 and Appendix A)

    This transaction includes two mergers, which will occur simultaneously. In the holding company merger, Americorp will merge with and into Mid-State. In the bank merger, American Commercial Bank, Americorp's banking subsidiary, will merge with and into Mid-State Bank & Trust, Mid-State's banking subsidiary. For convenience, we refer to the entire transaction in this proxy statement/prospectus as simply "the merger." We have attached a copy of the merger agreement, as amended, as Appendix A at the back of this proxy statement/prospectus. We encourage you to read this agreement, as it is the legal document that governs the merger.

    In the merger, Mid-State Bank & Trust will be the surviving bank and Mid-State will be the surviving bank holding company for Mid-State Bank & Trust. The separate existence of Americorp and American Commercial Bank will end with the merger.

Information Regarding the Parties to the Merger (Pages 61 and 62)

  Mid-State Bancshares

  1026 Grand Avenue
  Arroyo Grande, California 93420
  (805) 473-7700
  http://www.midstatebank.com

    Mid-State is a California corporation incorporated November 12, 1996, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Mid-State owns Mid-State Bank & Trust, its wholly-owned subsidiary. At June 30, 2001, Mid-State had total consolidated assets of $1.5 billion, consolidated deposits of $1.3 billion, and consolidated shareholders' equity of $186 million.

    Mid-State Bank & Trust is a California state-chartered bank headquartered in Arroyo Grande, California, which commenced operations on June 12, 1961. Mid-State Bank & Trust currently operates 34 banking offices in the central coast region of California.

    Additional information about Mid-State, including financial statements and management's discussion and analysis thereof, are included in its Form 10-K for the year ended December 31, 2000 and in its Form 10-Q for the quarter ended June 30, 2001. These documents are incorporated by reference into this proxy statement/prospectus. If you want to obtain copies of these documents or other information concerning Mid-State, please see "WHERE YOU CAN FIND MORE INFORMATION" at page 63.

  Americorp

  300 South Mills Road
  Ventura, California 93003
  (805) 658-6633
  http://www.acbbanker.com

    Americorp is a California corporation organized as a bank holding company for American Commercial Bank in 1987, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. At June 30, 2001, Americorp had total consolidated assets of $273.0 million, consolidated deposits of $244.0 million, and consolidated shareholders' equity of $27.0 million.

    American Commercial Bank is a state-chartered bank headquartered in Ventura, California, which commenced operation in 1973. Its deposits are insured up to the maximum legal limits by the FDIC. As with many state-chartered banks of its size in California, it is not a member of the Federal Reserve System. American Commercial Bank is also subject to certain other federal laws and regulations.

    Additional information about Americorp, including financial statements and management's discussion and analysis thereof, are included in its Form 10-K for the year ended December 31, 2000 and in its Form 10-Q for the quarter ended June 30, 2001, which are attached as Appendices D and E to this proxy statement/prospectus.

The Meeting; Record Date (Page 20)

    Americorp's annual meeting of shareholders will be held at 5:00 p.m. on September 11, 2001, at the Mills Road office of American Commercial Bank, 300 South Mills Road, Ventura, California 93003. At the meeting, you will be asked to approve the merger. You will also be asked to elect directors for the forthcoming year.

    You are entitled to vote at the meeting if you owned Americorp common stock as of the record date, August 2, 2001. As of that date, there were 2,137,724 shares of Americorp outstanding, held by 360 shareholders of record. Each holder of Americorp common stock is entitled to one vote per share on all matters that may properly come before the meeting, except that a shareholder may elect cumulative voting in the election of directors.

Majority Vote of Outstanding Shares Required for Approval (Page 20)

    Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Americorp common stock.

Certain Shareholders Have Agreed to Vote in Favor of the Merger (Page 41)

    As of the record date for the annual meeting, the directors and executive officers of Americorp and their respective affiliates held voting power with respect to 19.77% of the outstanding shares of Americorp common stock. The directors of Americorp have signed contracts agreeing to vote their shares in favor of the merger agreement and the merger.

    The directors entered into these agreements in order to induce Mid-State to enter into the merger agreement. The director agreements could discourage other companies from trying to acquire Americorp.

Americorp's Financial Advisor Gives Opinion That Merger Is Fair to You (Page 26 and Appendix B)

    In deciding to approve the merger agreement and the merger, Americorp's board of directors considered the opinion of its financial advisor, The Findley Group, dated as of May 24, 2001 and confirmed on August 3, 2001, as to the fairness of the merger consideration to Americorp's shareholders from a financial point of view. This opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read this opinion carefully. The Findley Group was paid a total of $21,500 for providing its opinion, analysis and opinion update.

Our Board Recommends That You Approve the Merger (Page 20)

    Americorp's board of directors believes that the merger is in your best interest and that of Americorp. Americorp believes that it must grow in order to compete with larger, more efficient financial institutions within its marketplace. The need has become more acute with recent consolidations in the banking industry. New regulatory requirements and competition from larger banks will make the future more difficult for relatively small banks like Americorp. At this time, the board of directors believes the merger represents a better opportunity for Americorp's shareholders than pursuing a strategy of increasing the business on its own. The board of directors has unanimously approved the merger agreement and recommends that you vote:

  •
  FOR  the principal terms of the merger and the merger agreement; and

  •
  FOR  the election of all Americorp nominees as directors of Americorp.

You should also refer to the reasons that the board considered in reaching its decision to approve the merger, as explained on page 21.

You Will Receive (i) Cash, (ii) Shares of Mid-State or (iii) a Combination of Cash and Shares of Mid-State for Your Shares of Americorp Common Stock (Pages 31 and 32)

    The value of Mid-State shares and/or cash you will receive in exchange for your Americorp stock is dependent on the exchange ratio. The exchange ratio will depend on the average closing price of Mid-State common stock shortly before the closing date. "Average closing price" means the average daily closing price of Mid-State common stock during the 20 trading days that Mid-State's stock trades ending on the fifth trading day immediately before the effective day of the merger.

    You may elect to receive cash or Mid-State shares in exchange for some or all the Americorp shares you own as of a record date approximately 35 days before the closing date. The record date for those entitled to make this election is different from the August 2, 2001 record date for determining the Americorp shareholders that are entitled to vote at the Americorp 2001 annual meeting of shareholders.

    Your election to receive Mid-State shares and/or cash is subject to the the following:

  •
  No less than 60% of the total consideration paid in the merger may be in Mid-State shares. If elections to receive Mid-State shares are made with respect to less than 60% of the total consideration paid in the merger, the number of Americorp shares for which Mid-State shares will be exchanged will be increased until that level has been achieved. The increased number of Americorp shares for which Mid-State shares will be exchanged will be pro rated amongst all Americorp shareholders electing to receive cash. This procedure will result in your receiving less cash and more Mid-State shares on the closing of the merger.

  •
  No more than 70% of the total consideration paid in the merger may be in Mid-State shares. If elections to receive Mid-State shares are made with respect to more than 70% of the total consideration paid in the merger, the number of Americorp shares for which cash will be paid will be increased until that level has been achieved. The increased number of Americorp shares for which cash will be paid will be pro rated amongst all Americorp shareholders electing to receive Mid-State shares. This procedure will result in your receiving less shares of Mid-State and more cash on the closing of the merger.

    If you do not make a timely election and other shareholders have elected to receive not less than 60% nor more than 70% of the total consideration paid in the merger in Mid-State shares, you will receive cash for your Americorp shares.

    If you do not make a timely election and other shareholders have elected to receive less than 60% of the total consideration paid in the merger in Mid-State shares, you will, subject to the proration provisions of the merger agreement, likely receive Mid-State shares for your Americorp shares.

    If you do not make a timely election and other shareholders have elected to receive more than 70% of the total consideration paid in the merger in Mid-State shares, you will, subject to the proration provisions of the merger agreement, likely receive cash for your Americorp shares.

    Because the price of Mid-State common stock fluctuates, you will not know when you vote or make your election either the amount of cash or the value of the shares of Mid-State common stock which you will receive in the merger. The market value of Mid-State shares at the time of the merger could be higher or lower than the current market value.

Comparative Market Price Data

    Mid-State common stock is listed and traded on the Nasdaq National Market under the symbol "MDST." Americorp common stock is traded infrequently in the over the counter market and quoted on the Electronic Bulletin Board under the symbol "AICA." The following table sets forth historical per share market value for Mid-State common stock and Americorp common stock based on the last sales prices and the equivalent market values for Americorp common stock on:

  •
  April 6, 2001, the last trading day before public announcement of the merger, and

  •
  August 14, 2001, the most recent date before the mailing of this proxy statement/prospectus.

	Historical Market Price
			Americorp Equivalent Pro Forma Market Value
	Mid-State	Americorp
April 6, 2001	$14.19	$17.38	$26.93	(1)
August 14, 2001	$16.71	$27.56	$28.75	(2)

(1)
Assuming an exchange ratio of 1.8977 shares of Mid-State common stock for each share of Americorp common stock.

(2)
Assuming an adjustment in the exchange ratio to 1.7205 if $16.71 were to be the average closing price.

    Mid-State cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. In the merger, Americorp will be merged into Mid-State and there will be no further public market for Americorp common stock after the merger.

Listing of Your Stock (Page 36)

    The Mid-State shares you receive in the merger will be listed on the Nasdaq National Market.

Comparison of Your Rights As a Shareholder (Page 56)

    There are differences between your rights as a shareholder of Americorp and the rights you will have as a shareholder of Mid-State. Among them are differences in:

  •
  the term of office of directors (Mid-State elects one-third of its directors each year, and they serve for three-year terms);

  •
  voting for directors and the right to remove directors (Mid-State does not have cumulative voting);

  •
  the right and power to amend charter provisions (Mid-State requires a two-thirds vote of the shareholders for certain kinds of changes); and

  •
  certain anti-takeover charter provisions.

Tax Effects of the Transaction (Page 36)

    The merger will be tax-free for federal income tax purposes to Americorp shareholders who receive solely Mid-State shares in the merger. For Americorp shareholders that choose to receive cash in exchange for any of your Americorp shares or for those shareholders that receive cash for fractional shares, the cash received will either be characterized as a dividend (to the extent of Americorp's earnings and profits) for U.S. federal income tax purposes or it will be characterized as a payment in exchange for stock. Because the determination of each shareholder's tax treatment is highly dependent upon that shareholder's specific facts and relationships with other shareholders, it is not possible to reach any general conclusions with respect to this issue.

Dividends After the Merger

    Americorp generally has followed a policy of paying quarterly cash dividends. Of course, this will cease at the conclusion of the merger since the separate existence of Americorp will end.

    Mid-State follows a policy of paying quarterly cash dividends with record dates approximating the last day of the calendar quarter. The payable date for the dividend generally occurs in the month following. In January, April and July 2001, Mid-State paid $0.09 per share cash dividends (adjusted for the 2-for-1 stock split in the first quarter of 2001). Mid-State anticipates declaring a quarterly cash dividend with a September record date with the dividend payable in October. Because the merger will likely not be effective by the anticipated record date in September, it is anticipated the dividend will not be paid on shares of Mid-State common stock issued in the merger to Americorp shareholders. In such event, you will receive a 3rd quarter dividend from Americorp.

    Mid-State expects to pay cash dividends at the same general level but may change that policy based on business conditions, its financial condition and earnings or other factors.

Dissenters' Rights (Page 39 and Appendix C)

    If you do not vote for the merger, and you follow certain procedures, you may choose to receive the fair market value of your Americorp shares in cash when the merger is completed. For this purpose, Americorp's board of directors has determined that "fair market value" is $17.38 per share, which was the closing price for Americorp common stock on April 6, 2001, the last trading day before the announcement of the merger. You may have the right to challenge that determination. The procedures which you must follow to exercise your dissenters' rights are in Chapter 13 of the California General Corporation Law. We have attached Chapter 13 as Appendix C.

Accounting Treatment (Page 39)

    Mid-State will account for the merger as a "purchase" for financial reporting purposes.

Benefits to Certain Officers and Directors in the Merger (Page 40)

    When considering the recommendation of the Americorp board of directors, you should be aware that some Americorp directors and officers have interests in the merger that differ from the interests of other Americorp shareholders. These interests include:

  •
  certain officers and directors have stock options which are exercisable in full prior to the merger;

  •
  Robert Lagomarsino will continue as a director of Mid-State and Mid-State Bank & Trust;

  •
  Mid-State has agreed to honor the existing employment and change in control agreements of Gerald Lukiewski; and

  •
  directors and officers have continuing insurance protection under the existing directors' and officers' liability insurance.

    The Americorp board of directors was aware of these interests and considered them before approving the merger agreement.

Things We Must Do for the Merger to Occur (Page 42)

    Completion of the merger is subject to various conditions, including:

  •
  approval of the merger agreement and the merger by the Americorp shareholders;

  •
  receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

  •
  other usual conditions.

    Certain of these customary conditions to the merger may be waived by Mid-State or Americorp, as applicable.

Regulatory Approvals Needed (Page 34)

    We cannot complete the merger unless it is approved by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Mid-State Bank & Trust and American Commercial Bank have filed applications with these regulators seeking approval. Approval from the FDIC was received in early August. Mid-State has also filed a required notice with the Federal Reserve Bank of San Francisco.

    Although we do not know of any reason why we cannot obtain approval from the California Department of Financial Institutions in a timely manner, we cannot be certain when or if we will obtain such approval.

When the Merger Will Occur (Page 41)

    The merger will occur shortly after all of the conditions to its completion have been satisfied. We currently anticipate that it will close in the third quarter of 2001.

Termination of the Merger Agreement (Page 44)

    The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including either party may terminate the agreement if all significant conditions are not met by October 31, 2001 or if the other party breaches the agreement. Mid-State may terminate if its average share price for the 20 trading days ending on the fifth day prior to the closing date falls below $14.00 before the closing.

Termination Fees Between Americorp and Mid-State

    Certain cash payments may be made under the merger agreement in the event a party terminates the merger agreement in certain situations.

Stock Option Agreement Between Mid-State and Americorp (Page 47)

    When we signed the merger agreement we also signed a stock option agreement. Under the stock option agreement, Americorp gave Mid-State an option to purchase, under certain circumstances, up to 417,688 shares of Americorp common stock representing approximately 19.9% of the outstanding shares of Americorp common stock. Mid-State has the right to purchase the shares for $17.00 per share. Any purchase of shares pursuant to the option must be in compliance with applicable law.

    Americorp agreed to grant the option to Mid-State in order to induce Mid-State to enter into the merger agreement and to protect Mid-State in certain circumstances if the merger is not completed. The option could have the effect of discouraging other companies from trying to acquire Americorp and, therefore, may make the merger more likely to occur.

SELECTED HISTORICAL AND PRO-FORMA FINANCIAL DATA

    We are providing the following information to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables shows financial results actually achieved by Mid-State and by Americorp for the periods presented. These are historical figures. The following financial data should be read in conjunction with the complete financial statements of the two companies, attached to or incorporated by reference in this proxy statement/prospectus.

Mid-State Historical Selected Financial Data

    The following selected consolidated financial data with respect to Mid-State Bancshares' consolidated statement of financial position as of December 31, 2000 and 1999 and its consolidated statements of income for the years ended December 31, 2000, 1999, and 1998 have been derived from the audited consolidated financial statements of Mid-State Bancshares which are incorporated by reference into this proxy statement/prospectus. The selected consolidated financial data with respect to Mid-State Bancshares' consolidated statements of financial position as of June 30, 2001 and 2000 and its consolidated statements of income for the six months ended June 30, 2001 and 2000 have been derived from the form 10-Q for the quarter ended June 30, 2001. The selected consolidated financial data with respect to Mid-State Bancshares' consolidated statements of financial position as of December 31, 1998, 1997, and 1996 and its consolidated statements of income for the years ended December 31, 1997 and 1996 have been derived from the audited financial statements of Mid-State Bancshares, which are not incorporated by reference herein.

Selected Consolidated Financial Data—Mid-State Bancshares

	Year-to-Date
	June 30, 2001	June 30, 2000	2000	1999	1998	1997	1996
	(In thousands)
Period Ended:
Interest Income (not taxable equivalent)	$54,744	$53,038	$109,967	$99,627	$98,882	$93,091	$85,217
Interest Expense	14,089	13,096	27,599	26,071	29,441	29,060	27,068

Net Interest Income	40,655	39,942	82,368	73,556	69,441	64,031	58,149
Provision for Loan Losses	600	100	700	50	300	105	7

Net Interest Income after provision for loan losses	40,055	39,842	81,668	73,506	69,141	63,926	58,142
Non-interest income	10,594	8,867	17,805	17,465	24,736	17,834	17,303
Non-interest expense	31,348	28,346	57,982	57,488	62,306	57,674	60,596

Income before income taxes	19,301	20,363	41,491	33,483	31,571	24,086	14,849
Provision for income taxes	5,977	7,159	14,142	11,430	10,576	5,220	5,668

Net Income	$13,324	$13,204	$27,349	$22,053	$20,995	$18,866	$9,181

Per share:
Net Income—basic	$0.61	$0.59	$1.23	$0.98	$0.94	$0.85	$0.42
Net Income—diluted	$0.59	$0.58	$1.20	$0.97	$0.93	$0.84	$0.41
Weighted average shares for Basic E.P.S.	21,927	22,483	22,257	22,461	22,351	22,194	22,115
Weighted avg shares for Diluted E.P.S.	22,423	22,725	22,722	22,729	22,547	22,525	22,261
Cash dividends	$0.18	$0.16	$0.34	$0.25	$0.14	$0.08	$0.04
Book value at period-end	$8.54	$7.40	$8.05	$7.10	$6.74	$5.86	$5.05
Ending Shares	21,847	22,153	22,019	22,574	22,411	22,209	22,169
Period Averages:
Total Assets	$1,443,827	$1,367,357	$1,389,625	$1,391,279	$1,331,954	$1,254,686	$1,177,624
Total Loans	939,716	818,743	847,797	685,566	633,324	605,688	561,375
Total Earning Assets	1,335,464	1,255,822	1,279,119	1,269,656	1,194,352	1,110,560	1,018,546
Total Deposits	1,243,897	1,190,481	1,205,826	1,220,340	1,184,293	1,107,842	1,058,743
Common Equity	183,297	163,124	166,402	155,419	140,989	121,450	108,614
At Period-End
Cash and cash equivalents	$81,978	$75,159	$88,988	$56,080	$84,557	$102,060	$99,883
Investments and Fed Funds Sold	405,802	393,683	407,462	482,781	578,034	518,739	473,826
Loans, net of deferred fees, before allowance	981,688	859,286	919,967	768,814	675,481	643,675	600,418
Allowance for Loan & Lease Losses	(13,839)	(13,000)	(13,280)	(13,105)	(14,441)	(15,065)	(14,561)
Other assets	46,697	59,802	52,741	60,648	65,694	73,796	81,104

Total Assets	$1,502,326	$1,374,930	$1,455,878	$1,355,218	$1,389,325	$1,323,205	$1,240,670

Non-interest bearing deposits	$277,943	$252,280	$275,624	$230,271	$258,629	$243,315	$220,850
Interest bearing deposits	1,015,158	935,781	955,538	938,183	965,850	938,663	891,613
Other borrowings	10,438	7,784	30,240	15,357	3,049	4,494	7,424
Other liabilities	12,238	15,221	17,334	11,076	10,706	6,647	8,757
Capital Accounts	186,549	163,864	177,142	160,331	151,091	130,086	112,026

Total Liabilities and Shareholders' equity	$1,502,326	$1,374,930	$1,455,878	$1,355,218	$1,389,325	$1,323,205	$1,240,670

Asset Quality & Capital—At Period End
Non-accrual loans	$7,974	$5,616	$4,510	$1,520	$2,019	$3,939	$5,336
Loans past due 90 days or more	66	1,978	222	4,199	4,408	663	2,803
Other real estate owned	—	837	—	—	259	5,188	7,838

Total non performing assets	$8,040	$8,431	$4,732	$5,719	$6,686	$9,790	$15,977
Financial Ratios
Year to date:
Return on assets	1.86%	1.94%	1.97%	1.59%	1.58%	1.50%	0.78%
Return on equity	14.66%	16.28%	16.44%	14.19%	14.89%	15.53%	8.45%
Net interest margin (not taxable equivalent)	6.14%	6.40%	6.44%	5.79%	5.81%	5.77%	5.71%
Net interest margin (taxable equivalent)	6.47%	6.69%	6.75%	6.02%	5.91%	5.83%	5.78%
Net loan losses (recoveries) to avg. loans	0.01%	0.05%	0.06%	0.20%	0.15%	(0.07)%	0.26%
Efficiency ratio	61.2%	58.1%	57.9%	63.2%	66.2%	70.5%	80.3%
At period-end:
Equity to average assets (leverage ratio)	12.4%	12.1%	12.3%	11.6%	10.7%	9.7%	8.9%
Tier One capital to risk-adjusted assets	15.5%	15.8%	15.5%	16.0%	16.1%	14.7%	13.7%
Total capital to risk-adjusted assets	16.6%	17.0%	16.7%	17.2%	17.4%	15.8%	15.0%
Loan loss allowance to loans, gross	1.4%	1.5%	1.4%	1.7%	2.1%	2.3%	2.4%
Non-accrual loans to total loans, gross	0.8%	0.7%	0.5%	0.2%	0.3%	0.6%	0.9%
Non performing assets to total assets	0.5%	0.6%	0.3%	0.4%	0.5%	0.7%	1.3%
Allowance for loan losses to non performing loans	172.1%	171.2%	281%	229%	225%	327%	179%

Americorp Historical Selected Financial Data

    The following selected consolidated financial data with respect to Americorp's consolidated statement of financial position as of December 31, 2000 and 1999, and its consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 have been derived from the audited consolidated financial statements included in Item 8 of the Form 10-K included as Appendix D. The summary consolidated financial data with respect to Americorp's consolidated statements of financial position as of June 30, 2001 and 2000 and its consolidated statements of income for the six months ended June 30, 2001 and 2000 have been derived from the form 10-Q for the quarter ended June 30, 2001 included as Appendix E. The consolidated financial statements give retroactive effect to the merger of Americorp's subsidiary, American Commercial Bank, with Channel Islands Bank on December 31, 1998, in a transaction accounted for as a pooling of interest, as discussed in Note 17 to the consolidated financial statements. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The summary consolidated financial data with respect to Americorp's consolidated statement of financial position as of December 31, 1998, 1997 and 1996 and its consolidated statements of income for the years ended December 31, 1997 and 1996 have been derived from the audited financial statements of Americorp, which are not presented herein.

Americorp Historical Financial Data
Selected Consolidated Financial Data—Americorp

	Year-to-Date
	June 30, 2001	June 30, 2000	2000	1999	1998	1997	1996
	(In thousands)
Period Ended:
Interest Income (not taxable equivalent)	$10,348	$10,276	$21,604	$18,821	$18,054	$16,575	$15,120
Interest Expense	3,387	2,636	5,865	4,604	4,972	4,626	4,593

Net Interest Income	6,961	7,640	15,739	14,217	13,082	11,949	10,527
Provision for Loan Losses	500	664	1,634	720	523	780	1,743

Net Interest Income after provision for loan losses	6,461	6,976	14,105	13,497	12,559	11,169	8,784
Non-interest income	1,409	1,347	2,746	2,898	2,708	2,719	1,955
Non-interest expense	5,695	6,015	12,158	11,928	13,425	11,013	9,938

Income before income taxes	2,175	2,308	4,693	4,467	1,842	2,875	801
Provision for income taxes	825	623	1,029	1,145	678	972	272

Net Income	$1,350	$1,685	$3,664	$3,322	$1,164	$1,903	$529

Per share:
Net Income—basic	$0.64	$0.80	$1.75	$1.60	$0.59	$1.04	$0.29
Net Income—diluted	$0.62	$0.72	$1.73	$1.49	$0.55	$0.93	$0.26
Weighted average shares for Basic E.P.S. calculation	2,109	2,101	2,096	2,083	1,976	1,827	1,809
Weighted average shares for Diluted E.P.S. calculation	2,164	2,120	2,114	2,228	2,134	2,059	2,036
Cash dividends	$0.30	$0.26	$0.53	$0.45	$0.42	$0.42	$0.42
Book value at period-end	$12.67	$11.49	$12.18	$10.96	$9.94	$9.59	$8.87
Ending Shares	2,130	2,105	2,095	2,104	2,052	1,868	1,811
Period Averages:
Total Assets	$272,423	$247,469	$254,624	$243,722	$227,928	$207,503	$194,859
Total Loans	197,380	186,910	192,625	168,042	140,848	125,248	108,368
Total Earning Assets	243,623	220,275	226,847	216,196	199,436	181,019	169,144
Total Deposits	243,961	220,218	227,890	219,135	205,472	188,327	176,784
Common Equity	26,264	23,513	24,159	21,691	19,394	16,802	16,309
At Period-End
Cash and cash equivalents	$32,067	$23,195	$25,746	$12,839	$20,511	$19,321	$18,178
Investments and Fed Funds Sold	40,957	32,264	37,811	46,114	60,683	59,403	58,849
Loans, net of deferred fees, before allowance	195,653	191,695	197,476	181,325	154,591	135,993	116,333
Allowance for Loan & Lease Losses	(4,132)	(2,500)	(3,553)	(1,978)	(1,953)	(1,966)	(1,535)
Other assets	8,428	8,004	9,015	7,666	7,893	10,501	9,854

Total Assets	$272,973	$252,658	$266,495	$245,966	$241,725	$223,252	$201,679

Non-interest bearing deposits	$74,686	$69,464	$75,976	$69,826	$63,482	$61,068	$49,888
Interest bearing deposits	169,039	156,224	162,173	140,051	154,239	140,727	133,159
Other borrowings	-	-	—	10,000	—	—	—
Other liabilities	2,265	2,782	2,834	3,025	3,608	3,550	2,564
Capital Accounts	26,983	24,188	25,512	23,064	20,396	17,907	16,068

Total Liabilities and Shareholders' equity	$272,973	$252,658	$266,495	$245,966	$241,725	$223,252	$201,679

Asset Quality
Non-accrual loans	$1,176	$1,919	$773	$1,794	$1,780	$1,891	$597
Loans past due 90 days or more	227	456	6	10	784	81	525
Other real estate owned	265	206	315	206	—	275	136

Total non performing assets	$1,668	$2,581	$1,094	$2,010	$2,564	$2,247	$1,258
Financial Ratios
For the year:
Return on assets	0.99%	1.36%	1.44%	1.36%	0.51%	0.92%	0.27%
Return on equity	10.28%	14.33%	15.17%	15.32%	6.00%	11.33%	3.24%
Net interest margin (not taxable equivalent)	5.71%	6.94%	6.94%	6.58%	6.56%	6.60%	6.22%
Net interest margin (taxable equivalent)	5.86%	7.10%	7.05%	6.72%	6.75%	6.84%	6.51%
Net loan losses (recoveries) to avg. loans	0.04%	-0.08%	0.03%	0.41%	0.38%	0.28%	1.45%
Efficiency ratio	68.0%	66.9%	65.8%	69.7%	85.0%	75.1%	79.6%
At period-end:
Equity to average assets (leverage ratio)	9.8%	9.4%	9.6%	9.5%	8.4%	8.2%	7.8%
Tier One capital to risk-adjusted assets	12.3%	10.9%	11.2%	10.9%	10.6%	10.2%	10.9%
Total capital to risk-adjusted assets	13.6%	12.0%	12.5%	11.8%	11.6%	11.2%	11.9%
Loan loss allowance to loans, gross	2.1%	1.3%	1.8%	1.1%	1.3%	1.4%	1.3%
Non-accrual loans to total loans, gross	0.6%	1.0%	0.4%	1.0%	1.2%	1.4%	0.5%
Non performing assets to total assets	0.6%	1.0%	0.4%	0.8%	1.1%	1.0%	0.6%
Allowance for loan losses to non performing loans	295%	105%	456%	110%	76%	100%	137%

Selected Unaudited Pro-Forma Combined Financial Information of Mid-State and Americorp

    The accompanying unaudited pro forma consolidated balance sheet data assumes the merger took place as of June 30, 2001. The unaudited pro forma consolidated balance sheet data combines the unaudited consolidated balance sheet data of Mid-State as of June 30, 2001 and the unaudited consolidated balance sheet data of Americorp as of June 30, 2001.

    The accompanying unaudited pro forma consolidated statements of income data present the consolidated statement of income data of Mid-State for the six months ended June 30, 2001 and the audited consolidated statement of income data for the year ended December 31, 2000 combined with Americorp's unaudited consolidated statement of income data for the six months ended June 30, 2001 and audited consolidated statement of income data for the year ended December 31, 2000. The unaudited pro forma consolidated statement of income data gives effect to the merger as if it had occurred as of January 1, 2000.

    You should not assume that the combined company would have achieved the pro-forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro-forma combined figures have been calculated assuming that the average closing price of Mid-State Stock is $16.50 resulting in value to Americorp shareholders of $28.75 per share. As of June 30, 2001, there were 2,130,016 Americorp shares outstanding which, for purposes of this table, has been increased to 2,228,918 shares to give economic effect to the outstanding Americorp stock options ($28.75 less the average strike price of Americorp stock options). The actual exchange ratio will be determined by the average closing price of Mid-State stock, as explained under the "THE MERGER—Exchange Ratio," on page 31. Also, for purposes of this illustration, figures are presented first assuming that 70% of the transaction involves an exchange of Mid-State stock with the remaining 30% involving a cash payment of Americorp stock. The second table assumes that 60% of the transaction involves an exchange of Mid-State stock with the remaining 40% involving a cash purchase of Americorp stock.

Assuming 70% stock / 30% cash Transaction	At or for Six Months Ended June 30, 2001	At or for Year Ended December 31, 2000
	(in thousands, except per share data)
Statement of Income Data:
Net Interest Income	$47,087	$97,050
Net Income	$13,740	$29,145
Weighted Average Common Shares Outstanding:
Basic	24,526	24,843
Diluted	25,077	25,326
Net Income per Common Share:
Basic	$0.56	$1.17
Diluted	$0.55	$1.15
Balance Sheet Data:
Total Assets	$1,797,173
Total Deposits	$1,536,826
Shareholders' Equity	$231,406

Assuming 60% Stock / 40% Cash Transaction	At or for Six Months Ended June 30, 2001	At or for Year Ended December 31, 2000
	(in thousands, except per share data)
Statement of Income Data:
Net Interest Income	$46,911	$96,697
Net Income	$13,638	$28,940
Weighted Average Common Shares Outstanding:
Basic	24,137	24,454
Diluted	24,688	24,937
Net Income per Common Share:
Basic	$0.57	$1.18
Diluted	$0.55	$1.16
Balance Sheet Data:
Total Assets	$1,790,765
Total Deposits	$1,536,826
Shareholders' Equity	$224,998

RISK FACTORS

    In deciding how to vote your shares at the meeting, you should carefully consider the following factors, in addition to the information and other matters set forth in this proxy statement/prospectus.

    Mid-State May Be Unable to Integrate Operations Successfully or to Achieve Expected Cost Savings. The earnings, financial condition and prospects of Mid-State after the merger will depend in part on Mid-State's ability to integrate the operations and management of Americorp and American Commercial Bank and to continue to implement its own business plan. We cannot assure you that Mid-State will be able to do so. Among the issues which Mid-State could face are:

  •
  unexpected problems with operations, personnel, technology or credit;

  •
  loss of customers and employees of American Commercial Bank;

  •
  difficulty in working with American Commercial Bank's employees and customers;

  •
  the assimilation of new operations, sites and personnel, which could divert resources from regular banking operations;

  •
  new branches acquired in the merger may not generate enough revenue to offset acquisition costs; and

  •
  instituting and maintaining uniform standards, controls, procedures and policies.

    Further, although the boards of directors of all the parties anticipate cost savings as a result of the merger, Mid-State may not be fully able to realize those savings. Finally, any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

    The Combined Loan Portfolios May Not Perform as Expected.  Mid-State's performance and prospects after the merger will be dependent to a significant extent in the performance of the combined loan portfolios of American Commercial Bank and Mid-State Bank & Trust, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Mid-State's overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either American Commercial Bank or Mid-State Bank & Trust before the merger. The performance of the combined loan portfolio will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by the surviving bank or additional expenses are incurred in retaining them, there could be adverse effects on future results of operations of Mid-State following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Mid-State are maintained and enhanced.

    A Downturn in the Real Estate Market Could Negatively Impact Mid-State's Business. As of June 30, 2001, approximately 68.5% of the value of Mid-State Bank & Trust's loan portfolio and 74.6% of the value of American Commercial Bank's loan portfolio consisted of loans secured by various types of real estate. If real estate values decline significantly in the areas served by Mid-State and its banking subsidiary, higher default rates and reduced selling prices on foreclosed property held for resale would reduce the net income of the combined companies.

    The Market Price of Mid-State Common Stock After the Merger Is Uncertain.  The shares of Mid-State common stock which will be issued to Americorp shareholders in the merger will be valued at the "average closing price" (as defined in the merger agreement) of Mid-State common stock shortly before the effective date of the merger. The market price of Mid-State common stock on or after consummation of the merger may not approximate the average closing price of Mid-State prior to the merger.

    Shares Available for Future Sale May Dilute Value and Have Possible Anti-Takeover Effect. Shares of Mid-State common stock eligible for future sale, including issuance in future acquisitions, could dilute the market value of Mid-State common stock. The articles of incorporation of Mid-State authorize 100,000,000 shares of common stock, of which 21,775,644 shares are outstanding. Mid-State's articles of incorporation also authorize the issuance of 25,000,000 shares of preferred stock of which none are currently outstanding. Any new series of preferred stock could have rights, preferences and privileges senior to those of Mid-State common stock.

    Mid-State plans to continue to take advantage of the consolidation of the financial services industry, and further develop its franchise, through the acquisition of financial institutions and related businesses. Such acquisitions may entail the payment by Mid-State of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of Mid-State stock and/or the incurring of indebtedness by Mid-State, and may dilute the per share earnings or book value of Mid-State common stock. Future acquisitions may also result in significant front-end charges against earnings.

    The shares of Mid-State common and preferred stocks were authorized in these amounts to provide Mid-State's board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Mid-State.

    Changing Interest Rates May Reduce Net Interest Income.  Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets, primarily loans and investments. This relationship, known as the interest rate margin, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates affect the demand of customers for the products and services of both banks involved in the merger. Mid-State Bank & Trust and American Commercial Bank are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given the Banks' current volume and mix of interest-bearing liabilities and interest-earning assets, their interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on Mid-State's results of operations.

    Geographic Concentration in One Market May Unfavorably Impact Mid-State.  The operations of Mid-State and Americorp are located in the central coast region of California and concentrated in San Luis Obispo, Santa Barbara and Ventura Counties. This geographic concentration makes the combined companies depend largely upon economic conditions in these areas. A deterioration in economic conditions in these market areas could:

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  increase loan delinquencies,

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  increase problem assets and foreclosures,

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  increase claims and lawsuits,

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  decrease the demand for the bank's products and services, and

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  decrease the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

    Changes in Government Regulation and Monetary Policy May Unfavorably Impact Mid-State. The banking industry is subject to extensive federal and state supervision and regulation. Such regulation limits the manner in which Mid-State and Americorp conduct their respective businesses, undertake new investments and activities and obtain financing. This regulation is designed primarily for the protection of the deposit insurance funds and consumers, and not to benefit holders of Mid-State's or Americorp's common stocks. Financial institution regulation has been the subject of significant legislation in recent years, and may be the subject of further significant legislation in the future, none of which is in the control of Mid-State or Americorp. Significant new laws or changes in, or repeal of, existing laws may cause Mid-State's results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for financial institutions, primarily through open market operations in United States government securities, the discount rate for bank borrowings and bank reserve requirements. Any material change in these conditions would be likely to have a material impact on Mid-State's and Americorp's respective results of operations.

    Intense Competition Exists for Loans and Deposits.  The banking and financial services business in California generally, and specifically in the market areas that will be served by the combined businesses, is highly competitive. Competitive pressure is increasing as a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. Americorp and Mid-State, through their respective banking subsidiaries, compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than Americorp or Mid-State. There can be no assurance that Mid-State will be able to compete effectively in its markets, and the results of operations of Mid-State could be adversely affected if circumstances affecting the nature or level of competition change.

    Lending Risk May Lead to Losses and Impaired Credit Quality. A significant source of risk for financial institutions such as Americorp and Mid-State arises from the possibility that more than the expected number of borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. Mid-State Bank & Trust and American Commercial Bank have both adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that each company's respective management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the respective credit portfolios. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the results of operations after the merger.

    The California Energy Crisis May Adversely Impact the Company.  The recent California energy crisis has resulted in higher energy costs to businesses and consumers, who have also seen disruptions in service and face uncertainty about the future availability and cost of power. Various legislative, regulatory and legal remedies to the California crisis are being pursued, but their outcome is uncertain and far reaching and the solution is not likely to be immediate. Continued deterioration of the California energy resources could have a material adverse affect on the Company's customers, which may result in adverse affects in the Company's business, financial condition and results of operations.

THE ANNUAL MEETING OF AMERICORP

General

    An annual meeting of the shareholders of Americorp will be held at the Mills Road office of American Commercial Bank, 300 South Mills Road, Ventura, California 93003 on Tuesday, September 11, 2001 at 5:00 p.m., local time.

    At the annual meeting, the holders of the common stock of Americorp will vote on

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  the proposal to approve the merger and the merger agreement;

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  the election of nine persons to serve as directors until the 2002 annual meeting or until the merger is completed; and

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  such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Record Date; Solicitation of Proxies

    The close of business on August 2, 2001 has been selected as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. At that date, there were 2,137,724 outstanding shares of Americorp common stock entitled to vote at the annual meeting.

    In addition to soliciting proxies by mail, officers, directors and employees of Americorp, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of Americorp common stock held of record by such persons, and Americorp will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of pocket expenses incurred by them in connection therewith. Mid-State will pay all expenses related to printing and filing this proxy statement/prospectus, including all filing fees of the Securities and Exchange Commission.

    The required quorum for the transaction of business at the annual meeting is a majority of the shares of Americorp common stock entitled to vote at the annual meeting. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker nonvotes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast "FOR" or "AGAINST" any matter.

Revocability of Proxies

    Any holder of Americorp common stock may revoke a proxy at any time before it is voted by filing with the secretary of Americorp an instrument revoking the proxy or by returning a duly executed proxy bearing a later date, or by attending the annual meeting and voting in person, provided the shareholder notifies the Secretary before voting begins that the shareholder is revoking his or her proxy and voting in person. Attendance at the annual meeting will not by itself constitute revocation of a proxy. Any written notice of revocation or new proxy should be made to the attention of the Secretary, Americorp, 300 South Mills Road, Ventura, California 93003.

Matters to be Considered at the Meeting

    Proposal No. 1—Approval of the Merger.  At the annual meeting, you will be asked to approve the principal terms of the merger and the merger agreement. A vote of a majority of the outstanding shares of Americorp common stock entitled to be cast at the annual meeting is required to approve the merger. After careful consideration, Americorp's board of directors, by unanimous vote of the directors, has determined that the merger is fair to and in the best interests of the shareholders of

Americorp. Accordingly, the Americorp board has unanimously approved the merger. Your board of directors recommends a vote "FOR" this proposal.

    Proposal No. 2—Election of Directors.  At the annual meeting you will also be asked to elect nine persons to serve as directors.

    The board of directors has nominated the following persons to serve as directors:

Michael T. Hribar	Allen W. Jue
Robert J. Lagomarsino	Gerald J. Lukiewski
E. Thomas Martin	Harry L. Maynard
Edward F. Paul	Joseph L. Priske
Jacqueline S. Pruner

    In the election of directors, shareholders may vote their shares cumulatively if, prior to the voting, a shareholder present and voting at the annual meeting gives notice to the chairman of the meeting that he or she intends to vote cumulatively. If any shareholder of Americorp gives such notice, then all shareholders will be entitled to cumulate their votes. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. This total number of votes may be cast for one nominee, or distributed among as many nominees or in whatever proportion the shareholder chooses. If cumulative voting is declared at the meeting, the proxy holders will have discretion to cumulate the votes represented by any proxy delivered under this proxy statement/prospectus, and vote them in accordance with the recommendations of Americorp's management.

PROPOSAL 1: THE MERGER

General

    As used in this section, the term "the merger" means both the merger of Americorp into Mid-State and the merger of American Commercial Bank into Mid-State Bank & Trust. While each merger is a separate event, they are governed by a single Agreement to Merge and Plan of Reorganization, as amended, (the "merger agreement"), and will take place at the same time, resulting in a combined enterprise consisting of one bank and one holding company.

    The boards of directors of both holding companies and both banks have approved the merger and the merger agreement. Upon completion of the merger, the separate corporate existence of both Americorp and of American Commercial Bank will end. Americorp will become part of a combined holding company under the name "Mid-State Bancshares," and American Commercial Bank will become part of a combined banking subsidiary under the name "Mid-State Bank & Trust." This section of the proxy statement/prospectus describes certain aspects of the merger, including the background of the merger and Americorp's reasons for the merger.

    Approval of the merger requires the vote of a majority of the outstanding voting common shares of Americorp.

Background and Reasons for the Merger; Recommendation of the Board of Directors

    Americorp, through American Commercial Bank, the wholly-owned banking subsidiary of Americorp based in Ventura County, California, has conducted general banking operations to serve individuals and small- to medium-sized businesses since 1973. In serving individuals, small businesses and mid-market corporations, Americorp historically has focused on a community-based approach to banking.

    In early 1998, the board of directors evaluated the banking marketplace, the economic cycle and the historically high acquisition prices being paid for financial institutions of Americorp's size. The board of directors was concerned about the rapid changes occurring in the banking industry in central and southern California. Tremendous consolidation had taken place, especially since 1996. To effectively compete with other, more efficient financial institutions, Americorp's board of directors and management knew that they had to continue to increase its core deposit base as well as its loan portfolio, and to continue to improve its efficiency in order to compete effectively. As a result, Americorp and American Commercial Bank entered into an Agreement to Merge and Plan of Reorganization with Channel Islands Bank. This "Merger of Equals" was consummated on December 31, 1998. The board also determined that Americorp should be receptive to offers that would maximize shareholder value.

    From time to time in 1999 and 2000, Americorp had meetings and discussions with respect to potential acquisitions and business combinations. The institutions discussing certain business combinations with Americorp were only those institutions that focused on the community-based approach to banking and were located in markets that would provide Americorp with both strategic and synergistic benefits. One of the institutions with which Americorp had discussions was Mid-State.

    After several informal discussions, the board of directors saw the advantages of a potential business combination with Mid-State. At the same time, Americorp recognized the opportunity to participate in a larger regional, independent financial institution in the Ventura county market.

    In the third and fourth quarters of 2000, the principals of Americorp and Mid-State met several times to have preliminary discussions regarding the possible synergies between the companies. Americorp and Mid-State thereafter discussed a possible combination of the companies. In September 2000, a confidentiality agreement was executed to facilitate mutual due diligence and transfers of information. Also in September 2000, Mid-State presented an offer to Americorp that provided for a financial structure of a tax-free exchange of stock to be accounted for on a pooling-of-interest basis, and such offer was thereafter thoroughly discussed with the Americorp board of directors. Thereafter, both Americorp and Mid-State conducted due diligence during various periods in September and October 2000. At meetings over the following several weeks, the principals of Americorp and Mid-State further discussed a proposed merger involving Americorp, American Commercial Bank, Mid-State and Mid-State Bank & Trust. The Americorp board of directors also authorized management to select appropriate legal counsel and a financial advisor to advise it on the strategic alternatives available to Americorp. Thereafter, Americorp retained Knecht & Hansen as its legal counsel and The Findley Companies as its financial advisor to issue a fairness opinion in connection with Americorp's consideration of the merger proposal from Mid-State.

    At several meetings in the last quarter of 2000 of Americorp's board of directors, Mr. Lukiewski described the results of the due diligence and the operations of the Mid-State and Mid-State Bank & Trust. The members of the board of directors and advisors to Americorp discussed in detail the proposed merger terms and plans for Americorp's officers and staff following the proposed merger. The Americorp board considered this information and then formed a merger committee consisting of authorized representatives of Americorp to continue negotiating a tentative merger agreement between Americorp, American Commercial Bank, Mid-State and Mid-State Bank & Trust.

    However, certain issues surfaced in the last quarter of 2000, and discussions between Americorp and Mid-State terminated in December 2000. Americorp then began discussions with another financial institution concerning a possible business combination, but such discussions terminated in the first quarter of 2001.

    Negotiations then recommenced again between the representatives of Americorp and Mid-State, and on April 5 and April 9, 2001, the Americorp board deliberated at length concerning the transaction. The Americorp board reviewed the merger agreement and related documents, its strategic alternatives, the competitive banking environment in California, and the prospects for Americorp if it remained independent. At the April 9, 2001 meeting, Findley presented its analysis of the merger and delivered to the Americorp board its opinion that the consideration to be received in the merger was fair to the Americorp shareholders from a financial point of view. Thereafter, the Americorp board unanimously approved, and authorized the execution of, the merger agreement.

    Subsequent to entering into the merger agreement, the boards of directors of Americorp and Mid-State discussed the recent pronouncement concerning the proposed elimination of pooling-of-interest accounting by the Financial Accounting Standards Board, and the low market valuation of Mid-State common stock. After considering substantial amounts of information from its advisors, on May 23, 2001 the Boards of Directors of Americorp and American Commercial Bank agreed to amend the merger agreement to (i) allow for the accounting of the transaction as a purchase, (ii) allow Americorp shareholders to receive cash, Mid-State common stock or a combination of the foregoing, subject to the requirement that at least 60% of the total consideration in the transaction is Mid-State common stock, and (iii) extend the expiration date of the merger agreement to October 31, 2001. At the May 23, 2001 meeting, Findley presented its analysis of the amendment and delivered to the Americorp board its opinion that the consideration as modified to be received in the merger was fair to the Americorp shareholders from a financial point of view. The first amendment to the merger agreement was thereafter executed by the parties on May 24, 2001.

    Subsequent to entering into the first amendment, the boards of directors of Americorp and Mid-State discussed the recent declines in interest rates authorized by the Federal Reserve, which has resulted in a corresponding reduction in net interest income in the second quarter and reduced future core earnings for Americorp. After considering substantial amounts of information from its advisors, on August 2, 2001, the board of directors of Americorp and American Commercial Bank agreed to amend the merger agreement to provide that the maximum amount of Mid-State common stock to be issued will be 70% of the total consideration in the merger. At the August 2, 2001 meeting, Findley presented its analysis of the amendment and delivered to the board its oral opinion followed by its written opinion dated August 3, 2001, that the consideration as modified to be received in the merger was fair to the Americorp shareholders from a financial point of view. The second amendment to the merger agreement was thereafter executed by the parties on August 3, 2001.

    The Americorp board believes that the terms of the merger are fair, and are in the best interests of Americorp and its shareholders and recommends that the shareholders of Americorp vote FOR approval of the merger.

    In reaching its conclusion, the Americorp board considered information provided at meetings of its board of directors in March, April, May, July and August 2001, including, among other things:

  •
  information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, due diligence review of the loan portfolio, material contracts, contingent liabilities, management, and prospects of Mid-State and Mid-State Bank & Trust;

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  the structure of the transaction, including the fact that the Americorp shareholders would receive between approximately 8% and approximately 10% of the common stock of Mid-State, depending upon the average closing price of Mid-State common stock and other requirements of the merger agreement;

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  the fact that one member of the board of Americorp would be appointed to the boards of Mid-State and Mid-State Bank & Trust at the effective time of the merger, and that the total number of directors of Mid-State and Mid-State Bank & Trust would total twelve;

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  the terms of the merger agreement and other documents to be executed in connection with the merger, including the substantial premium over book value and the substantial multiple over earnings of Americorp;

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  the presentation of Findley and the opinion of Findley that the merger is fair to the shareholders of Americorp from a financial point of view;

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  the positive results of Americorp's due diligence examination of Mid-State and Mid-State Bank & Trust;

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  the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

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  the Americorp board's review with its legal and financial advisors of alternatives to the merger, the range of possible values to Americorp shareholders obtainable through implementation of alternatives and the timing and likelihood of the same;

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  the current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing community banks;

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  the pro forma financial statements of the combined companies and the capitalization of the combined companies;

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  the Americorp board's review with its legal and financial advisors of potential merger targets;

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  the compatibility of Americorp and American Commercial Bank with Mid-State and Mid-State Bank & Trust and the complementary lines of business;

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  the geographic distribution of Mid-State Bank & Trust offices vis-a-vis American Commercial Bank's banking offices and strategic plan;

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  the advantages of being part of a larger entity, including the potential for operating efficiencies, the effect of a higher lending limit on American Commercial Bank's customers and prospective customers, and the generally higher trading multiples of larger financial institutions;

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  the business strategies, the strength and depth of management of the combined entity and the extent of their interest in continuing the Americorp's significant business relationships in Ventura county;

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  the ability of a larger institution to compete in the banking environment and to leverage overhead costs;

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  the anticipated positive effect of the merger on existing shareholders, employees, officers and customers of Americorp and American Commercial Bank;

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  information concerning the ability of American Commercial Bank and Mid-State Bank & Trust to achieve operating efficiencies;

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  the anticipated positive impact on the communities served by American Commercial Bank and Mid-State Bank & Trust in the merger, and the increased ability to serve the communities through the larger branch network;

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  the unprecedented consolidation currently underway in the banking industry and increased competition from larger independent banks in California;

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  the value of the consideration offered by Mid-State compared to the value of the consideration offered in other acquisitions of financial institutions in California in 1998, 1999, 2000 and the first two quarters of 2001, and the prospects for enhanced value of the combined entity in the future;

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  the tax-free nature of the Mid-State offer for any Mid-State stock received in exchange for Americorp common stock; the ability of an Americorp shareholder to select all or a portion of the merger consideration in cash in exchange for Americorp common stock;

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  any Mid-State common stock to be issued in the merger to the Americorp shareholders will be listed on Nasdaq's National Market and the future liquidity of the Mid-State common stock;

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  the prospect for Americorp on a stand alone basis, including reduced core earnings due to recent interest rate reductions authorized by the Federal Reserve Board, and on the basis of alternative stand alone strategies, such as dividends, share repurchases, restructurings and growth through acquisitions;

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  The benefits of Mid-State Bank & Trust providing trust services to the customers of American Commercial Bank; and

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  The prospect of Mid-State Bank & Trust retaining the branch network and the branch network employees of American Commercial Bank.

    In addition to the advantages, discussed in the previous paragraph, of a merger with a larger financial institution, the board of directors and management of Americorp also discussed the various risks of combining with Mid-State and Mid-State Bank & Trust, including

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  the disadvantages of being part of a larger entity, including substantially reduced voting power for the board of directors of Mid-State and the potential for decreased customer service;

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  the integration of Americorp and Mid-State Bank & Trust will divert the combined entities' management from other activities;

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  since Americorp's market area is located generally in Ventura county, with generally little geographical overlap in the market areas of Americorp and Mid-State Bank & Trust, the merger will introduce the combined entity to new markets and cultures, and no assurance can be given that the combined entities' policies, procedures and products will prove successful in the combined market areas and in a combined commercial and consumer culture; and

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  any cash received in exchange for Americorp common stock will be taxable to an Americorp shareholder.

    However, after weighing the advantages and disadvantages of a merger with Mid-State and Mid-State Bank & Trust, the Americorp board of directors determined that the advantages clearly outweighed the disadvantages. For example,

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  the substantially larger lending limits of the combined entity will better serve customers and prospective customers of American Commercial Bank;

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  the prospects of the combined entity are substantially greater than the prospects of Americorp on a stand alone basis;

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  the liquidity of the Mid-State stock to be received by the Americorp shareholders would be substantially greater than the current liquidity of Americorp stock; and the substantial premium over book and the substantial multiple over earnings being paid by Mid-State in the merger; and

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  The possible selection of cash by an Americorp shareholder may outweigh any negative impact of paying income taxes on such cash.

    The managements of Americorp and Mid-State also saw opportunities for increased operating efficiencies. In particular, the managements believe that cost savings can be achieved as a result of economies of scale, the consolidation of executive management and elimination of certain redundant staff, the consolidation of data processing and operations activities and the elimination of duplicative administrative functions. There can be no assurance that Mid-State and Mid-State Bank & Trust will be able to realize fully the increased operating efficiencies or that such operating efficiencies will be realized in a timely manner. See "Management and Operations of Mid-State after the Merger—Operations."

    The managements of Americorp and Mid-State Bank & Trust also believe that each complements each other both in their community-based approach to banking and in terms of geographic service areas. Consequently, Americorp and Mid-State believe that by combining forces, Americorp and Mid-State will be able to more effectively compete successfully and take advantage of banking opportunities in the California central coast market.

    The foregoing discussion of the information and factors considered by the Americorp board of directors is not intended to be exhaustive, but constitutes the material factors considered by the Americorp board of directors. In reaching its determination to approve and recommend the principal terms of the merger, the Americorp board did not assign relative or specific weights to the foregoing factors and individual directors may have weighed such factors differently.

    For the reasons set forth above, the Americorp board of directors has unanimously approved the merger agreement as in the best interest of Americorp and its shareholders and unanimously recommends that the Americorp shareholders approve the principal terms of the merger.

Fairness Opinion of the Findley Group

    Americorp retained The Findley Group ("Findley") to act as its financial advisor in connection with the Merger pursuant to an engagement letter dated February 26, 2001 (the "Engagement Letter"). Findley rendered to the Board of Directors of Americorp its initial written opinion dated April 9, 2001. On May 24, 2001 the parties entered into the first amendment to the merger agreement, and on August 3, 2001 the parties entered into the second amendment to the merger agreement. Findley has reissued to the Board of Directors of Americorp its written opinion dated August 3, 2001, pursuant to the terms of the merger agreement that, subject to the assumptions and limitations set forth therein, the total consideration is fair, from a financial point of view, to the holders of the shares of Americorp common stock. Under the terms of the merger agreement Americorp shareholders will be able to elect to receive shares of Mid-State common stock equal to the exchange ratio, cash equal to the exchange ratio multiplied by the average closing price of Mid-State common stock or a combination thereof. However, the maximum number of shares of Mid-State common stock shall not exceed 70% of the total consideration and the minimum number of shares of Mid-State common stock shall not be less than 60% of the total consideration. A copy of the opinion dated August 3, 2001 of Findley is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety. The following summary is qualified in its entirety by reference to the full text of the opinion. This opinion is addressed to the Board of Directors of Americorp and does not constitute a recommendation to any shareholder of Americorp as to how such shareholder should vote at the Americorp annual meeting.

    In connection with its fairness opinion, Findley, among other things: (a) reviewed certain publicly available financial and other data with respect to Americorp and Mid-State, including the consolidated financial statements for recent years, and certain other relevant financial and operating data relating to Americorp and Mid-State made available to Findley from published sources and from the internal records of Americorp; (b) reviewed the merger agreement; (c) reviewed certain historical market prices and trading volumes of Americorp common stock and Mid-State common stock; (d) compared Americorp and Mid-State from a financial point of view with certain other banks and bank holding companies that Findley deemed to be relevant; (e) considered the financial terms, to the extent publicly available, of selected recent business combinations of banks and bank holding companies that Findley deemed to be comparable, in whole or in part, to the Merger; (f) reviewed and discussed with representatives of the management of Americorp certain information of a business and financial nature regarding Americorp and Mid-State furnished to Findley by Americorp, including financial forecasts and related assumptions of Americorp; (g) made inquiries regarding and discussed the Merger and the merger agreement and other matters related thereto with Americorp's counsel; and (h) performed such other analyses and examinations as Findley deemed appropriate. For its evaluation Findley used an exchange ratio under the terms of the merger agreement of 1.8977, which is based upon a value for Americorp of $28.75 and an average closing price for Mid-State, as defined in the merger agreement of $15.15. Under the terms of the merger agreement, if the average closing price of Mid-State is between $14.00 and $15.15, the exchange ratio is fixed at 1.8977. If the average closing price of Mid-State is below $14.00, the exchange ratio shall be calculated by dividing $26.57 by the average closing price, subject to Mid-State right to terminate. If the average closing price is above $15.15, the exchange ratio shall be calculated by dividing $28.75 by the average closing price up to $17.61, at which time the exchange ratio is fixed at 1.6335 unless further adjusted pursuant to the merger agreement. For its evaluation, Findley determined that the minimum value to be received for each share of Americorp was $26.57. However, the maximum number of shares of Mid-State common stock shall not exceed 70% of the total consideration and the minimum number of shares of Mid-State common stock shall not be less than 60% of the total consideration.

Transaction Summary	At Quarter's End March 31, 2001	At Announcement April 9, 2001	As of August 3, 2001
Americorp Closing Price	$17.375	$17.875	$27.50
Mid-State Closing Price	$15.25	$14.70	$16.79
Exchange Ratio	1.8852	1.8977	1.71230
Implied Purchase Price/Share	$28.75	$27.90	$28.75
Price/Dec. 31, 2000 Americorp Book Value	2.36	2.29	2.36
Price/2000 Americorp Earnings	16.43	15.94	16.43

    Contribution Analysis.  Findley analyzed the contribution of each Americorp and Mid-State to, among other things, common equity and net income of the pro forma combined companies for the period ending December 31, 2000. This analysis showed, as follows:

	Americorp	Mid-State
Assets	15.48	84.52
Total Loans	18.89	81.11
Deposits	16.49	83.51
Equity	13.29	86.71
Net Interest Income	16.04	83.96
Non-Interest Income	13.36	86.64
Non-Interest Expense	17.33	82.67
Earnings	11.81	88.19
Pro Forma Ownership (1.8977) @ 70%	10.70	89.30
Pro Forma Ownership (1.6335) @ 70%	9.41	90.59
Pro Forma Ownership (1.8977) @ 60%	9.17	90.93
Pro Forma Ownership (1.6335) @ 60%	8.07	91.93

    Based upon exchange ratios of 1.8977 shares and 1.6335 shares of Mid-State common stock for each share of Americorp common stock, limited by the total number of shares of Mid-State common stock to be issued at 60% to 70% of the total consideration, respectively, Americorp shareholders would own between 8.1% and 10.7% of the combined company. Based upon both exchange ratios Americorp shareholders will recognize an accretion in book value and earnings per share.

    Discounted Cash Flow Analysis.  Findley examined the results of a discounted cash flow analysis designed to compare the exchange ratio with the present value, under certain assumptions, that would be attained if Americorp remained independent through 2003, at which time Americorp was acquired by a larger financial institution. The cash flows for the combined companies assumed that the exchange ratios equal 1.8977 shares or 1.6335 shares of Mid-State common stock for each share of Americorp common stock. The results produced in the analyses did not purport to be indicative of actual values or expected values of Americorp or the combined companies at such future date.

    The discount rates used ranged from 10% to 14%. For the Americorp stand alone analysis, the terminal price multiples applied to the 2003 estimated earnings per share ranged from 10.0 to 18.0. The lower levels of the price to earnings values multiples range reflected an estimated future trading range of Americorp, while the higher levels of the price to earnings value multiples range were more indicative of a future sale of Americorp to a larger financial institution.

    For the Americorp stand alone analysis, the cash flows were comprised of $0.15 quarterly cash dividends in years 2001 through 2003 plus the terminal value of Americorp common stock at the year-end 2003 (calculated by applying each one of the assumed terminal price to earnings value multiples as stated above to the 2003 projected Americorp earnings per share). An analysis was done for Mid-State based upon a 15% increase in Mid-State market value per year from 2001 to 2003, assuming a starting price of $15.15 and the continuation of cash dividends at a rate of $0.9 per quarter per share of Mid-State common stock. The discount rates described above were then applied to these cash flows to obtain the present values per share of Americorp Stock.

    Under a most likely scenario completed in April 2001, the Findley analysis assumed that projected earnings for Americorp would be achieved; that the market value of Mid-State stock would increase a minimum of 15% per annum, a present value discount rate of 12% and a terminal price to earnings value multiple of 18.0. Assuming Americorp remains independent through 2003 and is then acquired by a larger financial institution, at an earnings value multiple of 18.0, a holder of one share of Americorp common stock today would receive cash flows with a present value of $28.77. On August 3, 2001, Americorp announced second quarter 2001 earnings which were well below budgeted levels due to rapid reductions in interest rate levels. Based upon the reduced earnings for Americorp it is unlikely that 2003 earnings will reach the levels used for the present value analysis. Therefore the present value of the cash flow if Americorp remains independent through 2003 and is then acquired by a large financial institution, at an earnings multiple of 18.0, will likely be less than $28.77. Assuming the Merger is consummated and that combined companies remain independent through 2003 and the market value of Mid-State shares increase a minimum of 15% per year with a beginning value of $15.15 per share, a holder of one share of Americorp common stock today would receive cash flows with a present value of at least $32.94 using an exchange ratio of 1.8977 and $28.36 using an exchange ratio of 1.6335. In comparison to these ranges of value, the value for Mid-State common stock on April 9, 2001, the last trading day before the announcement of the Merger, was its closing price of $14.70 per share. Based upon an exchange ratio of 1.8977 and 1.6335, the equivalent values based upon Mid-State common stock on April 9, 2001 were $27.89 and $24.01, respectively. On August 3, 2001, the closing price for a share of Mid-State common stock was $16.79. Based upon an exchange ratio of 1.8977 and 1.6335, the equivalent values were $31.86 and $27.42, respectively. These analyses do not purport to be indicative of actual values or expected values of the shares of Americorp common stock. Discounted present value analysis is a widely used valuation methodology which relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis showed that use of a higher (lower) level of projected earnings raised (lowered) the resulting present value for a given level of Americorp earnings, on a pro forma combined basis. The analysis also showed that use of a lower (higher) discount rate or a higher (lower) terminal price-to-earnings per share multiple raised (lowered) the calculated present values.

    Analysis of Selected Bank Merger Transactions.  Findley reviewed the consideration paid in recently completed transactions whereby certain banks and bank holding companies were acquired. Specifically, Findley reviewed 131 transactions involving acquisitions of selected banks in California completed since January 1, 1997 (the "California Acquisitions"). For each bank acquired in such transactions, Findley compiled figures illustrating, among other things, the ratio of the premium (i.e., purchase price in excess of book value) to deposits, purchase price to book value, and purchase price to previous year's earnings. During the first quarter of 2001 no transactions were announced involving the acquisition of a bank or bank holding company in California. The lack of announced transactions did not affect the analysis completed by Findley.

    The figures for all banks acquired in the California Acquisitions produced: (a) a median percentage of premium to deposits of 8.61%; (b) a median ratio of purchase price to book value of 1.90; and (c) a median ratio of purchase price to previous year's earnings of 19.60.

    Findley analyzed California bank merger and acquisition transactions where the total target asset size was at least $100 million and less than $300 million for the period June 30, 2000 to March 31, 2001. The transactions analyzed were: San Benito Bank by Pacific Capital Bancorp; First Counties Bank by Westamerica Bancorporation; Bank of Ventura by First Bank America; Valley Merchants Bank by Business Bancorp; Six Rivers National Bank by North Valley Bancorp; Bank of Petaluma by Greater Bay Bancorp; Commercial Bank of San Francisco by First Banks America; Millennium Bank by First Banks America; Bank of San Francisco by First Banks America; Prime Bank by East-West Bank and Tehama Bank by Humboldt Bank.

    The figures for these 11 banks acquired in California in from June 30, 2000 to March 31, 2001 (the "Select California Acquisition") produced: (a) a median percentage of premium to deposits of 10.61%; (b) a median ratio of purchase price to book value of 2.06; and (c) a median ratio of purchase price to previous year's earnings of 19.11.

    In comparison, assuming that value of Mid-State shares for each share of Americorp common stock is $28.75, based upon December 31, 2000 information and including Americorp stock options the total consideration represented a percentage of premium to deposits of 16.03%, a ratio of purchase price to book value of 2.36 and a ratio of purchase price to 2000 earnings of 16.60. Assuming the minimum value of $26.57 of Mid-State for each share of Americorp common stock the valuation should be a percentage of premium to deposits of 14.25%, a ratio of purchase price to book value of 2.17 and a ratio of purchase price to 2000 earnings of 15.77.

    A summary of the valuations are as follows:

	California Acquisitions	Select California Acquisitions	$28.75 Value	$26.57 Value
Median Price to Previous Year Earnings	19.60	19.11	16.60	15.77
Median Price to Book	1.90	2.06	2.36	2.17
Median Premium on Deposits	8.61%	10.61%	16.03%	14.25%

    Americorp's acquisition ratios are above the figures for the California Acquisitions and Select California Acquisitions except for price to previous year's earnings. The valuation of Americorp reflects the current industry trend toward a lower multiple of earnings. No other company or transaction used in the above analysis as a comparison is identical to Americorp, Mid-State or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Americorp, Mid-State and the Merger are being compared.

    Comparable Company Analysis.  Using public and other available information, Findley compared certain financial ratios of Americorp and Mid-State (including the ratio of net income to average total assets ["return on average assets"], the ratio of net income to average total equity ["return on average equity"], the ratio of average equity to average assets and certain credit ratios for the years ending December 31, 1999 and December 31, 2000 to a peer group consisting of 20 selected banks and bank holding companies located in California. No company used in the analysis is identical to Americorp or Mid-State. The analysis necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The results of this analysis indicated that Americorp performed consistent with peer group level on the basis of profitability in 1999 and 2000 and Mid-State performed ahead of peer group levels on the basis of profitability in 1999 and 2000. Americorp's return on average assets and return on average equity for 1999 and 2000 were similar to peer group levels, inclusive of its interest spread factors (interest earned on assets minus interest paid on liabilities). Mid-State's performances in 1999 and 2000, showed better than peer group levels concerning return on average assets, return of average equity and non-performing assets. Americorp's non-interest expense, inclusive of payroll expense, quarters expense and other related non-interest expenses were higher than peer group level. Mid-State's non-interest expense levels for 1999 and 2000 were consistent with peer group levels.

    The following table compares certain performance and financial ratios of Americorp and Mid-State with the average and median of such performance and financial rates of other comparable financial institutions in California for 1999 and 2000.

	Americorp's Performance	Mid-State's Performance	Comparable Average	Company Median
Return on average assets	1.44%	1.93%	1.37%	1.36%
Return on average equity	15.17%	16.44%	17.60%	16.22%
Net Interest Margin	6.94%	6.75%	6.50%	6.35%
Non Interest Expense to Total Operating Income	56.30%	45.50%	44.89%	45.00%
Ratio of total equity to average assets	9.49%	12.3%	8.59%	8.20%
Ratio of delinquent loans to total loans	1.36%	0.82%	0.97%	0.87%
Ratio of loan loss reserve to total loans	1.80%	1.40%	1.56%	1.44%

    The foregoing summarizes the material portions of Findley's report, but does not purport to be a complete description of the presentation by Findley to Americorp's Board of Directors or of the analyses performed by Findley. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Findley believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and of the factors considered, without considering all analyses and factors would create an incomplete view of the process underlying the analyses set forth in its presentation to the Americorp Board of Directors.

    In performing its analyses, Findley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Mid-State or Americorp. The analyses performed by Findley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Findley's analysis of the fairness, from a financial standpoint, of the Merger to Americorp's shareholders and were provided to the Americorp Board of Directors in connection with the delivery of Findley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. Findley used in its analyses various projections of future performance prepared by the management of Americorp. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

    In rendering its Fairness Opinion, Findley relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information reviewed by Findley for purposes of its opinion. Findley did not make an independent evaluation or appraisal of the assets and liabilities of Mid-State, Americorp or any of their respective subsidiaries. Americorp did not impose any limitations or restrictions with respect to the scope of Findley's investigation or the procedures or methods it followed, or with regard to any other matters relating to Findley's rendering of the opinion regarding the fairness of the Merger. Findley did not participate in negotiations regarding the merger agreement.

    Americorp's Board of Directors selected Findley as financial advisor and instructed Findley to render an opinion with respect to the fairness of the Merger to Americorp's shareholders from a financial point of view based on its belief that Findley is experienced and qualified in such matters. Findley has extensive experience in the evaluation of banks in connection with mergers and acquisitions, and valuations for corporate and other purposes. In over 40 years of bank consulting, Findley has been involved in the creating, developing, merging and acquisition of hundreds of financial institutions.

    Pursuant to the Engagement Letter, Americorp agreed to pay Findley a fee of $17,500 for Findley's services rendered to Americorp in connection with the transaction and the issuance of the fairness opinion, $1,500 for each update, plus expenses. Americorp has agreed to indemnify Findley against certain liabilities and expenses in connection with its services as financial advisor to Americorp.

    No principal of The Findley Group, owns any shares of Americorp common stock or Mid-State common stock.

Exchange Ratio

    The value of Mid-State shares and/or cash you will receive in exchange for your Americorp stock is dependent on the exchange ratio. The exchange ratio will depend on the "average closing price" of Mid-State stock for the last twenty trading days it actually trades before the cutoff date for the calculation. That cutoff is five trading days before the effective date of the merger. Based on the share price of Mid-State stock and number of shares of Americorp common stock outstanding on August 14, 2001, and subject to the 70% limitation on the amount of Mid-State shares, Mid-State would issue up to 2,684,397 shares to former Americorp stockholders in the merger, representing approximately 10% of the total number of Mid-State common shares that will be outstanding after the merger. The number of shares actually issued will vary depending on the average closing price for Mid-State stock during the 20 trading days while it is being determined, as well as on the number of Americorp shares whose holders exercise dissenters' rights or elect to receive cash instead of Mid-State shares, subject to the issuance of (i) a minimum amount of Mid-State stock equal to 60% of the total consideration of the merger and (ii) a maximum amount of Mid-State stock equal to 70% of the total consideration of the merger.

    If the average closing price of Mid-State shares is between $15.15 and $17.61, the exchange ratio will be $28.75 divided by the average closing price. For example, if the average closing price is $16, the exchange ratio will be $28.75/16, or 1.7969. If you owned 100 shares of Americorp and did not elect cash, you would receive (subject to the proration provisions of the merger agreement) 179 Mid-State shares, plus a check for $11.04, the value of the .69 fractional share (fractional shares will be paid in cash).

    Share prices cannot be predicted, of course. If the average closing price if Mid-State stock moves outside the range described above, the exchange ratio will change.

Average closing price above $17.61:

    If the average closing price of Mid-State stock is higher than $17.61, the exchange ratio will decrease. The exact decrease depends on how far the price has risen. If the average closing price is between $17.62 and $18.42, the exchange ratio will be 1.6335. If the price is over $18.42, the exchange ratio will be calculated by dividing $30.09 by the average closing price. For example, if the average closing price were $21, the exchange ratio would be 1.4329.

    If the average closing price of Mid-State shares rises above $18.42 and as of the closing date Mid-State is a party to a binding agreement to be acquired, then no matter how high its share price has risen the exchange ratio will stay at 1.6335. The transactions or agreements that would bring about this change in the formula include an agreement to merge Mid-State into another company, to sell all or substantially all its assets to another company, or for any other company to acquire 51% or more of Mid-State's common stock.

Average closing price below $15.15:

    If the average closing price of Mid-State stock is below $15.15, the exchange ratio will increase, depending on how far the price has fallen. If the average closing price is between $14.00 and $15.14, the exchange ratio will be 1.8977. If the price is below $14.00, the exchange ratio will be calculated by dividing $26.57 by the average closing price. For example, if the average closing price were $13, the exchange ratio would be 2.0438.

    Mid-State has the option to cancel the merger agreement if the average closing price of its shares falls below $14.00. If it does not exercise that option, the exchange ratio will be calculated as stated above.

Illustrations

    As described above, the exchange ratio and the resulting value of the Mid-State stock and/or cash to be received in the merger depends on the average closing price of Mid-State stock. The following table illustrates the effective exchange ratio and resulting value of the Mid-State stock and/or cash to be received as a function of several possible average closing prices:

Average Closing Price of Mid-State stock	Number of Mid-State Shares to be Received for Each Americorp Share	Value of Mid-State Shares and/or Cash to be Received
$12	2.2142	$26.57
13	2.0438	26.57
14	1.8977	26.57
15	1.8977	28.47
16	1.7969	28.75
17	1.6912	28.75
18	1.6335	29.40
19	1.5837	30.09
20	1.5045	30.09

Election and Proration

    You may elect to receive, subject to the discussion below, cash and/or Mid-State stock for any or all of the Americorp shares you own as of a record date approximately 40 days before the closing date of the merger. If you do elect to receive cash, the amount you receive per share will be the average closing price of Mid-State shares multiplied by the exchange ratio. For example, if the average closing price were $16 and the exchange ratio were 1.7969, you would receive $28.75 per share for your Americorp shares upon the closing of the merger.

    In order to make a valid election, you must complete a form transmittal letter that will be mailed at least 35 days prior to the anticipated closing date of the merger to each holder of record of Americorp common stock as of 5 business days prior to the mailing date. Such transmittal letter will allow holders of Americorp stock to select either shares of Mid-State stock, cash or a combination of the foregoing. You will receive Mid-State shares upon the closing of the merger in exchange for any Americorp shares not covered by a valid and timely cash election.

    A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of Americorp common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of Americorp common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

    Your election to receive Mid-State shares and/or cash is subject to the the following:

  •
  No less than 60% of the total consideration paid in the merger may be in Mid-State shares. If elections to receive Mid-State shares are made with respect to less than 60% of the total consideration paid in the merger, the number of Americorp shares for which Mid-State shares will be exchanged will be increased until that level has been achieved. The increased number of Americorp shares for which Mid-State shares will be exchanged will be pro rated amongst all Americorp shareholders electing to receive cash. This procedure will result in your receiving less cash and more Mid-State shares on the closing of the merger.

  •
  No more than 70% of the total consideration paid in the merger may be in Mid-State shares. If elections to receive Mid-State shares are made with respect to more than 70% of the total consideration paid in the merger, the number of Americorp shares for which cash will be paid will be increased until that level has been achieved. The increased number of Americorp shares for which cash will be paid will be pro rated amongst all Americorp shareholders electing to receive Mid-State shares. This procedure will result in your receiving less shares of Mid-State and more cash on the closing of the merger.

    If you do not make a timely election and other shareholders have elected to receive not less than 60% nor more than 70% of the total consideration paid in the merger in Mid-State shares, you will receive cash for you Americorp shares.

    If you do not make a timely election and other shareholders have elected to receive less than 60% of the total consideration paid in the merger in Mid-State shares, you will, subject to the proration provisions of the merger agreement, likely receive Mid-State shares for your Americorp shares.

    If you do not make a timely election and other shareholders have elected to receive more than 70% of the total consideration paid in the merger in Mid-State shares, you will, subject to the proration provisions of the merger agreement, likely receive cash for your Americorp shares.

    For details on the election, please refer to the second amendment to the merger agreement, attached at the end of Appendix A to this proxy statement/prospectus.

    Because the price of Mid-State common stock fluctuates, you will not know, when you vote or when you make your election, either the number or the exact value of the shares of Mid-State common stock, or the amount of cash, which you will receive in the merger. The market value of Mid-State shares at the time of the merger and afterwards could be substantially higher or lower than the current market value. You are urged to obtain current market quotations for both Mid-State and Americorp stock, and to consult with your financial advisors before you vote. In addition, please review the "Risk Factors" section of this prospectus before deciding how to vote or whether to make a cash election.

Surrender of Americorp Stock Certificates

    As soon as practicable following the closing date of the merger, and after the proration procedures described above are completed, each holder of Americorp common stock who submitted a properly completed letter of transmittal will be issued a certificate representing the number of shares of Mid-State common stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of Mid-State common stock), and/or an amount of cash to which such holder is entitled, if any. Holders of Americorp common stock who did not submit a letter of transmittal prior to the election deadline must nevertheless submit a properly completed letter of transmittal (other than the section pertaining to the election) and the certificate representing Americorp common stock to the exchange agent in order to receive the consideration provided for in the merger agreement. If your shares are held by your broker in a "street name" account, this will be done for you automatically. If you own the shares in your own name, as a shareholder of record, ChaseMellon Shareholder Services (our exchange agent) will mail you a letter instructing you how to accomplish this task. Please follow these instructions carefully to avoid delay in receipt of your new stock certificate, cash or a combination of the foregoing. You will need to endorse all certificates representing Americorp shares, sign the authorization form sent by the exchange agent, and return these items to the exchange agent at the address included in the instructions.

    No dividends or other distributions that are declared on Mid-State common stock will be paid to persons otherwise entitled to receive the same until the Americorp certificates for their shares have been surrendered in exchange for the Mid-State certificates, but upon such surrender, such dividends or other distributions, from and after the effective time of the merger, will be paid to such persons in accordance with the terms of Mid-State common stock. No interest will be paid to the Americorp shareholders on the cash or the Mid-State common stock into which their shares of Americorp common stock will be exchanged.

YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES UNTIL YOU RECEIVE THE FORMS AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

Regulatory Approvals Required

    Bank holding companies, such as Americorp and Mid-State, and banks, such as American Commercial Bank and Mid-State Bank & Trust, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussion of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Form 10-K of Mid-State and the Form 10-K of Americorp for the year ended December 31, 2000, which is incorporated by reference into this proxy statement/prospectus. (See "WHERE YOU CAN FIND MORE INFORMATION" on page 63, as well as in Americorp's 10-K, attached as Appendix D.)

    Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the California Department of Financial Institutions and the Federal Deposit Insurance Corporation, as well as the filing of a notice with the Board of Governors of the Federal Reserve System.

    The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by October 31, 2001 without the imposition of conditions which, in the opinion of Mid-State, would materially adversely effect the financial condition or operations of any party or otherwise be burdensome.

    Applications for regulatory review and approval of the merger and the related transactions have been filed, as well as the notice to the Federal Reserve. FDIC approval was received in early August. There can be no assurance that the California Department of Financial Institutions will approve or take other required action with respect to the merger and the related transactions or as to the date of such approval or action.

    In determining whether to approve the merger, the California Department of Financial Institutions will consider factors such as

  •
  the effects of the merger on competition;

  •
  the effects of the merger on the convenience and needs of the communities to be served;

  •
  the financial condition of Mid-State and Mid-State Bank & Trust;

  •
  whether the merger is fair and reasonable to the depositors, creditors and shareholders of Americorp and Mid-State Bank & Trust;

  •
  the competence, experience and integrity of Mid-State's management; and

  •
  whether the merger is fair, just and equitable.

    In determining whether to approve the merger, the Federal Deposit Insurance Corporation will consider factors such as the following:

  •
  the financial condition of Mid-State and the competence, experience and integrity of Mid-State's management.

  •
  the effect of the merger on competition.

  •
  the record of performance of Mid-State Bank & Trust in meeting the credit needs of all the communities it serves, pursuant to the Community Reinvestment Act of 1977.

    The Federal Deposit Insurance Corporation frequently receives protests from community groups and others regarding various aspects of proposed bank mergers, particularly about the extent to which the applicants are complying with the Community Reinvestment Act. Mid-State has received a "satisfactory" rating in its most recent Community Reinvestment Act examination by the Federal Deposit Insurance Corporation.

Management and Operations of Mid-State after the Merger

    Management.  Immediately prior to the effective time of the merger, the number of directors of Mid-State and Mid-State Bank & Trust will be increased to 12 and a current director of Americorp will be added to the boards of directors of Mid-State and Mid-State Bank & Trust. The principal executive officers of Mid-State and Mid-State Bank & Trust immediately prior to the effective time of the merger will continue as the principal executive officers following the merger.

    Operations.  Although we cannot assure you that any specific level of cost savings will be achieved, Mid-State currently expects cost reductions attributable to the merger to approximate $0.5 million for the remainder of 2001 and $2.2 million for the calendar year 2002. Savings in salaries and benefits will provide approximately $0.4 million of this total for 2001 and $1.7 million of the total for 2002. The remaining cost savings identified by management reflect expected reductions in operating expenses in the areas of marketing, accounting, insurance and directors' fees.

    It is also estimated that one-time, merger-related restructuring charges will total approximately $4.0 million before taxes, or $2.3 million after taxes. These charges will be recognized as incurred. It is expected that substantially all of such charges will be recognized in the third quarter of 2001. Approximately $1.4 million of the total pre-tax charges will relate to severance and benefits of displaced employees, and another $1.4 million to investment banking fees, attorneys' fee, accountants' charges and filing fees. The remaining cost will relate to write-offs of contracts and marketing and advertising expenses.

    This information should be read in conjunction with the historical consolidated financial statements of Americorp and Mid-State, including the respective notes thereto, attached to this proxy statement/prospectus or incorporated herein, and in conjunction with the combined condensed historical selected financial data and other pro forma combined financial information appearing elsewhere in this proxy statement/prospectus.

    The statements contained in this section constitute "forward looking statements." Actual results, which are dependent on a number of factors, many of which are beyond the control of Mid-State and Americorp, may differ materially. See "FORWARD LOOKING STATEMENTS." The cost savings and restructuring charges reflected above and in this proxy statement/prospectus may not be indicative of the results that may be achieved in the future. Assuming consummation of the merger, the actual cost savings and restructuring charges that may be realized in the merger may differ, perhaps significantly, from the amounts described above and elsewhere in this proxy statement/prospectus.

Nasdaq Listing

    The shares of Mid-State common stock to be issued in the merger will be listed on the Nasdaq National Market.

Resales of Mid-State Common Stock

    The shares of Mid-State common stock to be issued to shareholders of Americorp in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an "affiliate" of Americorp within the meaning of Rule 145 under the Securities Act of 1933.

Federal Income Tax Consequences

    The following discussion is a summary of the opinion of Arthur Andersen LLP, Mid-State's independent public accountants, that Mid-State and Americorp received concerning the material federal income tax consequences to holders of Americorp common stock resulting from the merger. However, it is not a complete description of all of the federal tax consequences of the merger nor of any other tax laws, including applicable state, local, and foreign tax laws. In addition, the following discussion is not applicable to any Americorp shareholder that has a special status, including (without limitation) insurance companies; financial institutions; broker-dealers; foreign corporations; estates and trusts not subject to U.S. federal income tax on their income regardless of source; persons who are not citizens or residents of the United States; and persons who acquired stock as the result of the exercise of a compensatory stock option, pursuant to an employee stock purchase plan, or otherwise as compensation.

    Due to the individual nature of the tax consequences of the merger, it is recommended that you consult your own tax advisors concerning the tax consequences of the merger (including the application and effect of state and local income and other tax laws).

    In the opinion of Arthur Andersen LLP, with regard to the merger of Americorp into Mid-State Bancshares (the "Holding Company Merger"):

  1.
  The Holding Company Merger will qualify as a reorganization under Section 368(a)(1)(A). Mid-State Bancshares and Americorp will each be a "party to a reorganization" within the meaning of Section 368(b).

  2.
  Americorp will recognize no gain or loss on the transfer of its assets, subject to liabilities, to Mid-State Bancshares solely in exchange for Mid-State Bancshares common stock, cash, and cash in lieu of fractional shares of Mid-State Bancshares (Sections 361(a) and 357(a)). In addition, Americorp will recognize no gain or loss on the distribution to its shareholders of the Mid-State Bancshares stock, cash, and cash in lieu of fractional share interests of Mid-State Bancshares referred to herein (Section 361(c)).

  3.
  The tax basis of the Americorp assets in the hands of Mid-State Bancshares will be the same as the tax basis of those assets in the hands of Americorp immediately prior to the Holding Company Merger (Section 362(b)).

  4.
  The holding period of the assets of Americorp in the hands of Mid-State Bancshares will include the period during which such assets were held by Americorp (Section 1223(2)).

  5.
  No gain or loss will be recognized to Mid-State Bancshares on the receipt of the assets of Americorp in the Holding Company Merger (Section 1032).

  6.
  Except with respect to cash in lieu of fractional shares, as provided below, no gain or loss will be recognized by common shareholders of Americorp who exchange their Americorp common stock solely for Mid-State Bancshares common stock (Section 354(a)(1)).

  7.
  Gain, if any, will be realized by Americorp shareholders who elect to receive both Mid-State Bancshares common stock and cash, but not in excess of the amount of the sum of such cash (Section 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of the gain recognized that is not in excess of the Americorp shareholder's ratable share of undistributed earnings and profits will be treated as a dividend (Section 356(a)(2)). The determination of whether the exchange has the effect of the distribution of a dividend will be made in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). The tax consequences to such shareholders must be determined on a shareholder-by-shareholder basis taking into account the attribution rules of Section 318. Because the determination of whether a shareholder receiving cash will be entitled to sale or exchange or dividend treatment is highly dependent on that shareholder's specific facts and relationships to, or with, other shareholders, it is not possible to reach any general conclusions with respect to this issue. Rather, each shareholder who receives cash will need to consult with his, her or its own tax advisor to determine the appropriate characterization of the Holding Company Merger for their federal income tax purposes. No loss will be recognized on the exchange (Section 356(c)).

  8.
  The payment of cash in lieu of fractional share interests of Mid-State Bancshares common stock will be treated as if each fractional share was distributed as part of the exchange and then redeemed by Mid-State Bancshares pursuant to Section 302. The tax consequences to such shareholders must be determined on a shareholder-by-shareholder basis taking into account the attribution rules of Section 318. Because the determination of whether a shareholder receiving cash will be entitled to sale or exchange or dividend treatment is highly dependent on that shareholder's specific facts and relationships to, or with, other shareholders, it is not possible to reach any general conclusions with respect to this issue as it might relate to all shareholders who receive cash. Rather, each shareholder who receives cash will need to consult with his, her or its own tax advisor to determine the appropriate characterization of the Holding Company Merger for their federal income tax purposes.

  9.
  The tax basis of the shares of Mid-State Bancshares common stock to be received by shareholders of Americorp pursuant to the Holding Company Merger will be the same as the basis of the shares of Americorp common stock surrendered in exchange therefor, decreased by the amount of any money received by the shareholder on the exchange and increased by the amount treated as a dividend and the amount of other gain recognized in the exchange (Section 358(a)).

  10.
  The holding period of the shares of Mid-State Bancshares common stock to be received by shareholders of Americorp pursuant to the Holding Company Merger will include the holding period of the shares of Americorp common stock exchanged therefor, provided that the shares of Americorp common stock are held as capital assets on the Effective Date of the Holding Company Merger (Section 1223(1)).

  11.
  No gain or loss will be recognized for federal income tax purposes by the holders of outstanding stock options granted under Americorp's stock option plan as a result of the granting, pursuant to the Holding Company Merger, of substitute stock options pursuant to Mid-State Bancshares' stock option plan.

  12.
  The granting of any substitute incentive stock option under the Mid-State Bancshares stock option plan, to a holder of an incentive stock option, under the Americorp stock option plan, will not be deemed a "modification" of Americorp's existing incentive stock option plan under Section 424(h)(3), provided the requirements of Section 424(a)(1) and (2) are satisfied.

  13.
  Subject to Section 302(b), gain or loss, if any, will be recognized by Americorp common shareholders who exercise dissenters' rights pursuant to applicable law (Section 302(a)). The tax consequences to such shareholders must be determined on a shareholder-by-shareholder basis taking into account the attribution rules of Section 318. Because the determination of whether a shareholder receiving cash will be entitled to sale or exchange or dividend treatment is highly dependent on that shareholder's specific facts and relationships to, or with, other shareholders, it is not possible to reach any general conclusions with respect to this issue as it might relate to all shareholders who receive cash. Rather, each shareholder who receives cash will need to consult with his, her or its own tax advisor to determine the appropriate characterization of the Holding Company Merger for their federal income tax purposes.

  14.
  Pursuant to Section 1001 and subject to Section 267 and Subchapter P of the Code, gain or loss will be recognized by the Americorp shareholders who elect to receive solely cash in the Holding Company Merger measured by the difference between the cash they receive and the adjusted basis of the common stock surrendered as determined under section 1011. The tax consequences to such shareholders must be determined on a shareholder-by-shareholder basis taking into account the attribution rules of Section 318. Because the determination of whether a shareholder receiving cash will be entitled to sale or exchange or dividend treatment is highly dependent on that shareholder's specific facts and relationships to, or with, other shareholders, it is not possible to reach any general conclusions with respect to this issue as it might relate to all shareholders who receive cash. Rather, each shareholder who receives cash will need to consult with his, her or its own tax advisor to determine the appropriate characterization of the Holding Company Merger for their federal income tax purposes.

With regard to the merger of American Commercial Bank into Mid-State Bank & Trust (the "Bank Merger"), it is the opinion of Arthur Andersen LLP that:

  15.
  The Bank Merger will qualify as a reorganization under Section 368(a)(1)(A). Mid-State Bank and Trust and American Commercial Bank will each be a "party to a reorganization" within the meaning of Section 368(b).

  16.
  American Commercial Bank will recognize no gain or loss on the transfer of its assets, subject to liabilities, to Mid-State Bank and Trust solely in exchange for Mid-State Bank and Trust common stock. (Sections 361(a) and 357(a)).

  17.
  The tax basis of the American Commercial Bank assets in the hands of Mid-State Bank and Trust will be the same as the tax basis of those assets in the hands of American Commercial Bank immediately prior to the Bank Merger (Section 362(b)).

  18.
  The holding period of the assets of American Commercial Bank in the hands of Mid-State Bank and Trust will include the period during which such assets were held by American Commercial Bank (Section 1223(2)).

  19.
  No gain or loss will be recognized to Mid-State Bank and Trust on the receipt of the assets of American Commercial Bank in the Bank Merger (Section 1032).

  20.
  No gain or loss will be recognized by Americorp on the constructive exchange of its common stock in American Commercial Bank for common stock in Mid-State Bank and Trust (which

    Mid-State Bank and Trust stock is treated as acquired by Mid-State Bancshares in the Holding Company Merger) (Section 354(a)(1)).

  21.
  The tax basis of the shares of Mid-State Bank and Trust common stock to be constructively received by Americorp pursuant to the Bank Merger will be the same as the basis of the shares of American Commercial Bank common stock surrendered in exchange therefor (Section 358(a)).

  22.
  The holding period of the shares of Mid-State Bank and Trust common stock to be constructively received by Americorp pursuant to the Bank Merger will include the holding period of shares of Americorp common stock exchanged therefor (Section 1223(1)).

    The opinion summarized above is not binding on the Internal Revenue Service, which could take positions contrary to the conclusions in such opinion. The parties have not requested a ruling from the Internal Revenue Service in connection with the merger.

    Receipt by Mid-State and Americorp of such opinion prior to the effective time of the merger is a condition to the merger.

    The exchange of Americorp common stock for cash pursuant to the exercise of dissenters' rights will be a taxable transaction. If you are considering the exercise of dissenters' rights, you should consult your own tax advisers about the tax treatment of your receipt of such cash. See "Dissenting Shareholders' Rights."

Accounting Treatment

    It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. The unaudited pro-forma financial information contained in this proxy statement/prospectus has been prepared using the purchase method of accounting.

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations and is effective for all business combinations after June 30, 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and is effective for fiscal years beginning after December 15, 2001. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, rather goodwill will be subject to at least an annual assessment for impairment. The merger will be accounted for in accordance with SFAS No. 141. Any related goodwill or other intangible assets generated through the transaction will be accounted for in accordance with SFAS No. 142.

Dissenters' Rights

    If you do not vote your Americorp shares in favor of the proposal to approve the merger and you remain a holder of Americorp common stock at the effective time of the merger, you will, by complying with the procedures set forth in Chapter 13 of the California General Corporation Law, be entitled to receive an amount equal to the fair market value of your shares as of April 6, 2001 the last trading day before the public announcement of the merger. The final closing price for Americorp common stock on that day was $17.38 per share. A copy of Chapter 13 of the California General Corporation Law is attached hereto as Appendix C. You should read it for more complete information concerning dissenters' rights. The discussion in this section is qualified in its entirety by reference to Appendix C. THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST.

    In order to be entitled to exercise dissenters' rights, you must not vote for the merger. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be either voted "AGAINST" or "ABSTAIN" on Proposal 1. If you return a proxy without voting instructions or with instructions to vote "FOR" the Proposal 1, your shares will automatically be voted in favor of the merger and you will lose your dissenters' rights.

    If the merger is approved by the shareholders, Americorp will have 10 days after the approval to send to those shareholders who did not vote in favor of the merger a written notice of such approval accompanied by:

  •
  a copy of Chapter 13 of the California General Corporation Law,

  •
  a statement of the price determined to represent the fair market value of the dissenting shares as of April 6, 2001 and

  •
  a brief description of the procedure to be followed if a shareholder desires to exercise dissenters' rights.

    Within 30 days after the date on which the notice of the approval of the merger is mailed, the dissenting shareholder who plans to exercise dissenters' rights must make written demand upon Americorp for the purchase of dissenting shares and payment to such shareholder of their fair market value. The written demand must specify the number of shares held of record by such shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of April 6, 2001. At the same time, the shareholder must surrender, at the office designated in the notice of approval, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Americorp common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

    If Americorp and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest from the date of such agreement. The applicable interest rate will be the rate then set by law for the accrual of interest on judgments for money. That rate is currently 10% per annum simple interest (not compounded). Subject to the restrictions imposed under California law on the ability of a California corporation to repurchase its own shares, Mid-State must pay the fair value of the dissenting shares within 30 days after the amount thereof has been agreed upon, or 30 days after any statutory or contractual conditions to the merger have been satisfied, whichever is later. The obligation to pay for the dissenting shares is subject to receipt of the certificates representing them.

    If Americorp denies that the shares surrendered are dissenting shares, or if Americorp and the dissenting shareholder fail to agree upon a fair market value of such shares, then the dissenting shareholder must, within six months after the notice of approval is mailed, file a complaint in the Superior Court of the proper county requesting the court to make such determination(s) or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenter's rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

    A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Americorp consents to such withdrawal.

Benefits to Certain Officers and Directors of Americorp in the Merger

    The officers and employees of Americorp and American Commercial Bank at the effective time will become officers and employees of Mid-State and Mid-State Bank & Trust, respectively, and as such will be entitled to participate in all employee benefits and benefit programs of Mid-State on the same basis as similarly situated employees of Mid-State. They will be credited for eligibility, participation and vesting purposes with their respective years of past service with Americorp. Mid-State has adopted a severance policy by which all employees of Americorp who are not offered employment or who are terminated within 12 months following the effective time of the merger, and who satisfy the requirement of the severance plan, will receive 2 weeks severance pay for every year of service.

    Mr. Gerald Lukiewski has also entered into an employment agreement with American Commercial Bank that upon consummation of the merger with Mid-State, and if he is terminated, he would be entitled to severance benefits equal to the lessor of 6 months' salary or the balance remaining under the agreement.

    Mr. Lukiewski has entered into a change of control agreement with American Commercial Bank that upon consummation of the merger with Mid-State, and if he is terminated or terminates for good reason as defined in the change of control agreement, he would be entitled to severance benefits of 3 years of salary, subject to a maximum payment as calculated under Internal Revenue Code Section 280(g).

    As of the effective time of the merger, Mid-State will grant substitute stock options under its stock option plan as discussed in "Treatment of Stock Options" herein. For a list and description of stock options held by officers and directors of Americorp, please refer to Americorp's annual report on Form 10-K, included in Appendix D to this proxy statement/prospectus.

    The discovery periods for Americorp's policies of directors' and officers' liability insurance will be extended for 48 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which Americorp would have had an obligation to indemnify its directors and officers.

    Mr. Robert J. Lagomarsino, a current director of Americorp will be added to the board of directors of Mid-State and Mid-State Bank & Trust at the effective time of the merger.

    Mid-State has agreed to honor the existing employment agreement and change in control agreement of Gerald Lukiewski. See "ELECTION OF AMERICORP DIRECTORS—Employment Agreement."

The Merger Agreement

    Structure of the Merger.  Americorp, a bank holding company, is merging with and into Mid-State, another bank holding company. At the same time, Americorp's banking subsidiary, American Commercial Bank, is merging with and into Mid-State's banking subsidiary, Mid-State Bank & Trust. The combined enterprise will consist of one holding company and one bank. For convenience, we refer to the entire transaction in this proxy statement/prospectus as simply "the merger."

    Mid-State Bank & Trust will be the surviving bank in the merger and Mid-State will be the surviving holding company. Americorp and American Commercial Bank will become part of Mid-State and Mid-State Bank & Trust, respectively, and their existence as separate companies will end.

    Effective Time.  The merger will become effective upon the last to occur of the following events: (1) receipt of all necessary regulatory approvals with the expiration of any applicable regulatory waiting periods; (2) satisfaction of the other conditions precedent set forth in the merger agreement; and (3) filing by the appropriate agencies of the State of California of the two specific merger agreements, one for the holding company merger and one for the bank merger. These filings are expected to occur simultaneously. We currently anticipate that the merger will occur in the third quarter of 2001.

    Additional Agreements.  As a condition to the merger, each of the directors of Americorp has entered into an agreement with Mid-State whereby each has agreed:

  •
  to vote his or her shares of Americorp stock in favor of the merger and all transactions contemplated thereby;

  •
  to recommend, subject to his or her fiduciary duty, that Americorp shareholders vote in favor of the merger;

  •
  subject to certain exceptions, to keep his or her shares of Americorp stock;

  •
  except for Mr. Lukiewski, for a three-year period not to compete with Mid-State or solicit anyone who was a customer of Mid-State or Americorp during the last three years; and

  •
  to cooperate fully with Mid-State in connection with the merger.

    Under these agreements the respective directors of Americorp have agreed to vote their shares (approximately 22% of the outstanding shares in the case of Americorp common stock) to approve the merger, increasing the likelihood that the merger will be approved.

    The directors of Americorp have also entered into other agreements restricting their ability to sell shares of Mid-State common stock which they acquire in connection with the merger.

    Treatment of Stock Options.  At the effective time of the merger, the Americorp stock option plan will terminate and the Mid-State stock option plan will continue in effect. Mid-State will grant substitute stock options pursuant to its stock option plan to each person who, at the effective time of the merger, holds an option to purchase shares of Americorp common stock subject to the election discussed in the next paragraph. Each substitute stock option so granted by Mid-State pursuant to its stock option plan to replace a Americorp stock option will be 100% "vested." The same exchange ratio that is used for the conversion of Americorp shares to Mid-State shares will apply to the conversion of Americorp options to Mid-State options. That ratio will be applied directly to determine the number shares covered by the option. The exercise price of all options will also be adjusted according to the exchange ratio; this will be done by dividing the former exercise price immediately prior to the merger by the exchange ratio. Each substitute stock option shall have a duration equal to the remaining duration of the Americorp stock option for which it is substituted.

    In lieu of a substitute stock option, each optionee who holds a non-qualified option may elect a cash payment instead of such substitute stock option. Holders of incentive stock options will not have such an election. Upon a proper election, such electing optionee will be entitled to receive, after the effective time, an amount of cash equal to the product of (i) the per share consideration minus then current exercise price per share pertaining to such option multiplied by (ii) the number of shares then currently exercisable pursuant to such option. No election shall be permitted (and a substitute option shall be granted) if the cash payment to result from such election would result in the merger and the other transactions contemplated by the merger agreement being taxable to the parties or to the shareholders of Americorp who receive Mid-State stock). Any cash payment made pursuant to this procedure will not be taken into consideration when determining the minimum and maximum amounts of Mid-State stock to be issued in the merger.

    Conditions to the Merger.  The obligations of Mid-State and Americorp to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

  •
  the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the boards of directors of Mid-State, Mid-State Bank & Trust, Americorp and Americorp, and of the shareholders of Americorp;

  •
  no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;

  •
  by October 31, 2001, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;

  •
  no rule has will have been adopted or proposed by any government agency which would prohibit or substantially restrict the merger or the business carried on by the parties to the merger;

  •
  Mid-State's registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;

  •
  Mid-State shall have received all state securities permits and other authorizations necessary to issue the Mid-State common stock to consummate the merger;

  •
  Mid-State and Americorp will have received a favorable opinion from Arthur Andersen LLP as to federal tax effects of the merger (see "—Federal Income Tax Consequences"); and

  •
  all third party consent necessary to permit the parties to consummate the merger will have been obtained except under certain specified circumstances.

    The obligations of Americorp to consummate the merger are also subject to fulfillment of certain other conditions, including the following:

  •
  there will not have occurred, between April 9, 2001 and the effective time of the merger, any materially adverse change in the business, financial condition, results of operations or properties of Mid-State or Mid-State Bank & Trust;

  •
  Americorp will have received a fairness opinion from The Findley Group to the effect that the merger and the transactions it contemplates are fair to the shareholders of Americorp; and

  •
  all steps necessary to effect the director changes described in "Management and Operations of Mid-State and Mid-State Bank & Trust After the Merger" will have been completed.

    The obligations of Mid-State and Mid-State Bank & Trust to consummate the merger are also subject to the fulfillment of certain other conditions, including the following:

  •
  there will not have occurred, between April 9, 2001 and the effective time of the merger, any material adverse change in the business, financial condition, results of operations or properties of Americorp; and

  •
  Mid-State will have received a letter from Dain, Rauscher, Wessles to the effect that the merger and the transactions it contemplates are fair to the shareholders of Mid-State.

    Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various legal opinions, third-party consents, officers' certificates and other documents.

    If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See "—Termination."

    Nonsolicitation.  Under the terms of the merger agreement, Americorp has agreed not to solicit, initiate or encourage any "Competing Transaction." In addition, it has agreed (unless it determines, with advice of counsel, that its fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, or otherwise cooperate in any way in connection with, any effort or attempt to effect any Competing Transaction with or involving any person other than with Mid-State, unless Americorp receives a bona fide offer from a person other than the parties to the merger agreement and subject to the fiduciary obligations of the Americorp board of directors. Americorp has agreed to promptly notify Mid-State of the terms of any proposal which it may receive in respect of any Competing Transaction. The term "Competing Transaction" means any of the following involving Americorp:

  •
  a merger, consolidation, share exchange or other business combination;

  •
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of Americorp's assets;

  •
  a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 25% or more of the voting power of Americorp;

  •
  a tender offer or exchange offer for at least 25% of the outstanding shares of Americorp;

  •
  a solicitation of proxies in opposition to approval of the merger by Americorp's shareholders; or

  •
  a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

    Any violation of these agreements by Americorp will result in Mid-State having the right to terminate the merger agreement. Any termination by Mid-State would be addition to whatever rights Mid-State may have pursuant to the stock option agreement granted in connection with the execution of the merger agreement. See "Stock Option Agreement," below, at page 47.

    Expenses.  If the merger agreement is terminated by Americorp because Mid-State fails to satisfy certain of its obligations under the merger agreement, because certain conditions have not been fulfilled or because of a material adverse change at Mid-State, Mid-State will be obligated to pay all of Americorp's expenses incurred in connection with the merger transaction, not to exceed $500,000.

    If the merger agreement is terminated by Mid-State because Americorp's shareholders fail to approve the merger or certain other conditions have not been fulfilled, because Americorp fails to satisfy certain of its obligations under the merger agreement, or because of a material adverse change at Americorp, Americorp will be obligated to pay all of Mid-State's expenses incurred in connection with the merger transaction, not to exceed $500,000.

    Termination.  The merger agreement may be terminated prior to the effective time of the merger:

  •
  by mutual consent of Mid-State and Americorp;

  •
  by Mid-State or Americorp if any material breach or default by the other party is not cured within 20 business days after notice thereof;

  •
  by Mid-State or Americorp if any governmental or regulatory consent is not obtained by October 31, 2001 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, all parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;

  •
  by Americorp if any of the conditions to its performance of the merger agreement shall not have been met, or by Mid-State if any of the conditions to its performance of the merger agreement shall not have been met, by October 31, 2001, or such earlier time as it becomes apparent that such conditions shall not be met;

  •
  by Mid-State if Americorp shall have failed to act or refrained from doing any "competing transaction" (as defined in the merger agreement);

  •
  by Mid-State if the "average closing price" is less than $14.00. (See "The Merger—Exchange Ratio, at page 31.)

    Representations and Warranties.  The merger agreement contains customary mutual representations and warranties by each party relating to, among other things: (1) incorporation, standing and power; (2) capitalization; (3) subsidiaries; (4) financial statements; (5) corporate authority; (6) litigation; (7) compliance with laws and regulations; (8) brokers and finders; (9) absence of material changes; (10) environmental matters; (11) Community Reinvestment Act; (12) pooling-of-interest; (13) Securities and Exchange Commission reports; (14) trust administration; (15) regulatory approvals; (16) performance of obligations; (17) licenses and permits; (18) undisclosed liabilities; and (19) accounting records.

    In the merger agreement, Americorp makes additional representations and warranties relating to: (1) insurance; (2) title to assets; (3) real estate; (4) taxes; (5) employees; (6) employee benefit plans; (7) corporate records; (8) offices and ATMs; (9) loan portfolio; (10) power of attorney; (11) operating losses; (12) derivatives; and (13) material contracts.

    The representations and warranties of the parties terminate as of the effective time of the merger.

    Covenants; Conduct of Business Prior to Effective Time.  The merger agreement provides that, during the period from April 9, 2001 to the effective time of the merger, Americorp will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Mid-State, which will not be unreasonably withheld, take any of the following actions, among others:

  •
  issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;

  •
  declare, set aside or pay any dividend or make any other distribution upon, or purchase or redeem any shares of its stock, except to pay cash dividends not exceeding $0.15 per share per quarter in accordance with its established dividend practice;

  •
  amend its articles of incorporation or its bylaws;

  •
  grant any general or uniform increase in the rate of pay of employees or employee benefits except in the ordinary course of business and consistent with past practice;

  •
  grant any promotions or increases on the pay rate of any employee, incentive compensation or employee benefits or pay any bonus, severance or similar payment to any person;

  •
  make any capital expenditure in excess of $25,000, except for ordinary repairs, renewals and replacements;

  •
  compromise, settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith), extend the statute of limitations with any tax authority or file any pleading in court on any tax litigation or any appeal from an asserted deficiency, or file or amend any federal, foreign, state or local tax return, or make any tax election;

  •
  grant, renew or commit to grant or renew any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or principal shareholder, or to any corporation, partnership, trust or other entity controlled by any such person, except under certain circumstances and in amounts not exceeding $50,000 per person;

  •
  make their credit underwriting policies, standards or practices less stringent than those in effect on December 31, 2000;

  •
  enter into or consent to any new employment agreement or other benefit arrangement, or amend or modify any employment agreement or other benefit arrangement in effect on the date of the merger agreement;

  •
  grant any person a power of attorney or similar authority;

  •
  make any material investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other company, except for investments made in the ordinary course of business consistent with past practice;

  •
  amend, modify or terminate, except in accordance with its terms, any material contract or enter into any material agreement or contract;

  •
  sell, encumber or otherwise dispose of any assets or release any claims, except in the ordinary course of business consistent with past practice;

  •
  take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code;

  •
  sell any investment security prior to maturity, except in the ordinary course of business;

  •
  change any of its basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, tax planning, personnel practices or other material aspects of its business, or allow its subsidiary to do so;

  •
  settle any litigation or claim involving any material liability for damages, or take any action with respect to any material pending litigation disclosed as such under the merger agreement, without the advice and consent of Mid-State;

  •
  incur any new indebtedness or give any guaranties or endorsements except short-term borrowings and routine banking transactions in the ordinary course of business; or

  •
  grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis subject to certain exceptions.

    The merger agreement further provides that, during the period from April 9, 2001 to the effective time of the merger, Mid-State will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Americorp, which will not be unreasonably withheld, take any of the following actions, among others:

  •
  issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;

  •
  declare, set aside or pay any dividend (other than up to $0.18 per share cash dividends per quarter) or make any other distribution upon, or purchase or redeem any shares of its stock;

  •
  amend its articles of incorporation or bylaws; or

  •
  take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code.

    The merger agreement also provides that each party will (1) use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement as promptly as practical; and (2) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the transactions contemplated hereby.

    The merger agreement also provides that each party will:

  •
  duly and timely file all required governmental reports;

  •
  periodically furnish to the other party certain information, loan reports and updates of information previously provided;

  •
  promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the financial condition, operations, business or properties;

  •
  provide access to the other party of certain information; and

  •
  use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

    Amendment and Waiver Subject to applicable law: (1) the merger agreement may be amended at any time by the action of the boards of directors of Mid-State, Mid-State Bank & Trust and Americorp without action by their shareholders pursuant to a writing signed by all parties to the merger agreement; and (2) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the merger agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

Stock Option Agreement

    Concurrently with the execution and delivery of the merger agreement, Americorp and Mid-State entered into a stock option agreement, under which Americorp granted Mid-State an option to purchase up to 417,688 shares of Americorp common stock representing approximately 19.9% of the outstanding shares of Americorp common stock at a per share price equal to $17.00. The option will only become exercisable upon the occurrence of certain events described below.

    Exercise of Stock Option.  Mid-State may elect to exercise the option in whole or in part only after the occurrence of one of the following events (each a "Purchase Event"):

  •
  Americorp or any of its subsidiaries recommends to its shareholders or enters into an agreement with any other person to effect (1) a merger, consolidation or similar transaction involving Americorp or any if its subsidiaries, (2) the purchase, lease or other acquisition of all or substantially all the deposits of Americorp or any of its subsidiaries, or (3) a purchase or other acquisition of securities representing 10% or more of the voting power of Americorp or any of its subsidiaries, or

  •
  any person or group of persons (other than Mid-State or any subsidiary of Mid-State) acquires beneficial ownership or the right to acquire beneficial ownership of 25% or more of the voting power of Americorp or any of its subsidiaries.

    Termination of Stock Option.  The option will terminate and be of no further force or effect upon the earliest to occur of:

  •
  the effective time of the merger,

  •
  termination of the merger agreement in accordance with its terms before a Purchase Event or a Preliminary Purchase Event (as defined below) occurs unless the merger agreement is terminated for certain specified events,

  •
  18 months after the termination of the merger agreement following the occurrence of a Preliminary Purchase Event,

  •
  12 months after the occurrence of a Purchase Event, or

  •
  18 months after the termination of the merger agreement in the event Mid-State terminates as a result of certain specified events.

    Even if the option terminates, Mid-State will still be entitled to purchase those Americorp shares with respect to which it exercised the option before the date of termination.

    A "Preliminary Purchase Event" means the occurrence of any of the following events:

  •
  any person (other than Mid-State or any subsidiary of Mid-State) acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the voting power of Americorp or any of its significant subsidiaries,

  •
  any person makes a bona fide proposal to Americorp or its shareholders to engage in an Acquisition Transaction or commences a tender offer or files a registration statement under the Securities Act of 1933 with respect to an exchange offer for Americorp common stock such that, upon completion of that offer, that person will own or control 10% of more of the then outstanding shares of Americorp common stock,

  •
  the Americorp shareholders have not approved the merger agreement, or the annual meeting of shareholders of Americorp has not been held or has been canceled, in each case after any person (other than Mid-State or any subsidiary of Mid-State) has (1) made, or disclosed an intention to make, a bona fide proposal, to engage in an Acquisition Transaction, (2) commenced a tender offer or filed a registration statement under the Securities Act of 1933 with respect to an exchange offer, or (3) filed an application (or given a notice) with a bank regulatory authority to engage in an Acquisition Transaction,

  •
  after a proposal is made by a third party to Americorp or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to make such a proposal if the merger agreement terminates or the option terminates, Americorp breaches any covenant or obligation contained in the merger agreement and such breach would entitle Mid-State to terminate the merger agreement,

  •
  any person files an application or notice with the Federal Reserve Board or other governmental authority for approval to engage in an Acquisition Transaction, or

  •
  Americorp's board of directors withdraws or modifies in any manner adverse to Mid-State its recommendation that the Americorp shareholders approve the merger in anticipation of an Acquisition Transaction or Americorp authorizes, recommends or proposes an agreement to engage in an Acquisition Transaction with any person other than Mid-State.

    Adjustment of Number of Shares Subject to Option.  The number and type of securities subject to the option and the purchase price of shares will be adjusted for any stock split, reverse split, dividend, exchange of shares or similar transaction relating to the Americorp common stock, so that Mid-State will receive upon exercise of the option the same number and type of securities as if the option had been exercised immediately before the change in Americorp common stock. The number of shares of Americorp common stock subject to the option will also be adjusted if Americorp issues additional shares of Americorp common stock, so that the number of shares of Americorp common stock subject to the option represents 19.9% of issued and outstanding Americorp common stock. In the event of a capital reorganization, merger or consolidation of Americorp with or into another corporation, or the sale of all or substantially all of Americorp's assets to any other person, then, as a part of any such transaction, provision will be made so that Mid-State will be entitled to received and option of the succeeding corporation, any person that controls the succeeding corporation or Americorp, at the election of Mid-State.

    Repurchase of Option Shares.  After the occurrence of a Purchase Event but prior to termination of the option, Mid-State can require Americorp to repurchase (1) the option, and (2) any shares of Americorp common stock received by Mid-State upon exercise of the option by Mid-State.

    The option will be repurchased at a price equal to the amount by which (1) the "market/offer price" exceeds (2) the option exercise price, multiplied by the number of shares of Americorp common stock for which the option could then be exercised.

    Any shares held by Mid-State resulting from the exercise of the option will be repurchased at a price equal to the "market/offer price" multiplied by the number of shares.

    The term "market/offer price" means the highest

  •
  price per share of Americorp common stock at which a tender offer or exchange offer therefor has been made,

  •
  price per share of Americorp common stock paid or to be paid by any third party pursuant to any agreement with Americorp (whether by way of merger, consolidation or otherwise), or

  •
  in the event of a sale of all or substantially all of Americorp's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Americorp as determined by a nationally recognized investment banking firm mutually selected, divided by the number of shares of Americorp common stock outstanding at the time of such sale.

    Registration Rights.  Mid-State has certain rights to require registration of any shares of Americorp common stock purchased pursuant to the stock option agreement under the securities laws if necessary to enable Mid-State to sell such shares.

    Effect of Stock Option Agreement.  The stock option agreement is intended to increase the likelihood that the merger will be completed on the terms set forth in the merger agreement. As a result, certain aspects of the stock option agreement may have the effect of discouraging persons who might now or before the effective time of the merger be interested in acquiring all of or a significant interest in Americorp from considering or proposing such an acquisition, even if they were prepared to offer higher consideration per share for Americorp common stock than the consideration set forth in the merger agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    These pro-forma combined figures are arithmetical combinations of Mid-State's and Americorp's separate financial results modified to reflect certain merger related adjustments. These presentations include a Pro-Forma Statement of Condition as of June 30, 2001 prepared under the assumption that the transaction is completed using purchase accounting and that 70% of the transaction involves an exchange of Mid-State stock for Americorp stock with the remaining 30% involving a cash purchase of Americorp stock and that the average closing price of Mid-State Stock is $16.50 resulting in value to Americorp shareholders of $28.75 per share. As of June 30, 2001 there were 2,130,016 Americorp shares outstanding which, for purposes of these tables, has been increased to 2,228,918 shares to give economic effect to the outstanding Americorp stock options ($28.75 less the average strike price of Americorp stock options). A second Pro-Forma Statement of Condition as of June 30, 2001 is also presented which assumes that 60% of the transaction involves an exchange of Mid-State stock for Americorp stock utilizing the same exchange ratio assumption and that the remaining 40% involves a cash purchase of Americorp stock. Pro Forma Income Statements are also presented for the six months ended June 30, 2001 and the twelve months ended December 31, 2000. For both time periods, two alternatives are presented showing the impact of a 70%/30% and a 60%/40% stock and cash transaction. The unaudited pro forma statements of condition assumes the merger took place on June 30, 2001. The unaudited pro forma combined statements of income give effect to the merger as if it had occurred as of January 1, 2000. Certain assumptions associated with these statements are shown as footnotes to the statements.

    You should not assume that the combined company would have achieved the pro-forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro-forma combined figures have been calculated using an exchange ratio which results in value to Americorp shareholders of $28.75 per share for the proposed merger. The actual exchange ratio will be determined by the average closing price of Mid-State stock, as explained under the "THE MERGER—Exchange Ratio," on page 31.

Pro Forma Combined Statements

    Unaudited Pro Forma Combined Statement of Condition
As of June 30, 2001
(In thousands, except per share amounts)

70% Stock/30% Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Cash and Due From Banks	$81,978	$32,067			$114,045
Fed Funds Sold	53,850	26,000			79,850
Investment Securities—Available for Sale	351,952	11,120	(19,224	)(2)	343,848
Investment Securities—Held to Maturity	—	3,837	121	(3)	3,958

Total Investment Securities	351,952	14,957	(19,103)		347,806
Total Loans	981,688	195,653			1,177,341
Loan Loss Allowance	(13,839)	(4,132)			(17,971)

Net Loans	967,849	191,521			1,159,370
Premises and Equipment	25,855	1,008			26,863
Accrued Interest Receivable	10,329	1,223			11,552
Other Real Estate Owned	—	265			265
Investments in Real Estate	228	—			228
Goodwill	1,292	—	40,925	(1)	42,217
Other	8,993	5,932	52	(5)	17,977

TOTAL ASSETS	$1,502,326	$272,973	$21,874		1,797,173

Non Interest Bearing Demand	$277,943	$74,686			352,629
NOW, Savings and Money Market	636,715	84,862			721,577
Time Deposits—$100,000 or more	141,624	32,934			174,558
Time Deposits—Under $100,000	236,819	51,243			288,062

Total Deposits	1,293,101	243,725	—		1,536,826

Other Liabilities	22,676	2,265	4,000	(4)	28,941

Capital:
Common Stock and Surplus	48,909	11,467	33,390		93,766
Undivided Profits	133,549	15,403	(15,403	)(6)	133,549
Accumulated Other Comprehensive Income, Net of Taxes	4,091	113	(113	)(5)	4,091

Total Equity Capital	186,549	26,983	17,874		231,406

TOTAL LIABILITIES & EQUITY	$1,502,326	$272,973	$21,874		1,797,173

(1)
Deposit Intangibles in the amount of $12.0 million are created utilizing existing purchase accounting guidelines along with $28.9 million in Goodwill. Once finalized, the ultimate purchase price allocation may differ from that assumed above. Additionally, the new FASB accounting pronouncements will affect the allocation. See also "Accounting Treatment."
(2)
It is assumed that $19.2 million of securities are liquidated to purchase 30% of Americorp stock. No gain or loss is realized on the sale of these securities.
(3)
Reflects purchase accounting adjustment from amortized cost to fair value.
(4)
Increase in accrued liability related to one-time merger related expenses.
(5)
Elimination of Americorp's unrealized gain on AFS securities and the reversal of the related deferred tax liability.
(6)
Elimination of Americorp's historical undivided profits.

  Unaudited Pro Forma Combined Statement of Condition
  As of June 30, 2001
  (In thousands, except per share amounts)

  60% Stock/40% Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Cash and Due From Banks	$81,978	$32,067			$114,045
Fed Funds Sold	53,850	26,000			79,850
Investment Securities—Available for Sale	351,952	11,120	(25,633	)(2)	337,439
Investment Securities—Held to Maturity	—	3,837	121	(3)	3,958

Total Investment Securities	351,952	14,957	(25,512)		341,397
Total Loans	981,688	195,653			1,177,341
Loan Loss Allowance	(13,839)	(4,132)			(17,971)

Net Loans	967,849	191,521			1,159,370
Premises and Equipment	25,855	1,008			26,863
Accrued Interest Receivable	10,329	1,223			11,552
Other Real Estate Owned	—	265			265
Investments in Real Estate	228	—			228
Goodwill	1,292	—	40,925	(1)	42,217
Other	8,993	5,932	52	(5)	14,977

TOTAL ASSETS	$1,502,326	$272,973	$15,465		1,790,764

Non Interest Bearing Demand	$277,943	$74,686			352,629
NOW, Savings and Money Market	636,715	84,862			721,577
Time Deposits—$100,000 or more	141,624	32,934			174,558
Time Deposits—Under $100,000	236,819	51,243			288,062

Total Deposits	1,293,101	243,725	—		1,536,826

Other Liabilities	22,676	2,265	4,000	(4)	28,941

Capital:
Common Stock and Surplus	48,909	11,467	26,981		87,357
Undivided Profits	133,549	15,403	(15,403	)(6)	133,549
Accumulated Other Comprehensive Income, Net of Taxes	4,091	113	(113	)(5)	4,091

Total Equity Capital	186,549	26,983	11,465		224,997

TOTAL LIABILITIES & EQUITY	$1,502,326	$272,973	$15,465		1,790,764

(1)
Deposit Intangibles in the amount of $12.0 million are created utilizing existing purchase accounting quidelines along with $28.9 million in Goodwill. Once finalized, the ultimate purchase price allocation may differ from that assumed above. Additionally, the new FASB accounting pronouncements will affect the allocation. See also "Accounting Treatment."
(2)
It is assumed that $25.6 million of securities are liquidated to purchase 40% of Americorp stock. No gain or loss is realized on the sale of these securities.
(3)
Reflects purchase accounting adjustment from amortized cost to fair value.
(4)
Increase in accrued liability related to one-time merger related expenses.
(5)
Elimination of Americorp's unrealized gain on AFS securities and the reversal of the related deferred tax liability.
(6)
Elimination of Americorp's historical undivided profits.

Unaudited Pro Forma Combined Statement of Income

For the Six Months Ended June 30, 2001

(In thousands, except per share amounts)

Assumes 70%/30%—Stock/Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Interest Income:
Interest and Fees on Loans and Leases	$44,203	$9,141			$53,344
Interest on Securities, Fed Funds Sold—Taxable	7,287	1,034	$(529	)(3)	7,792
Interest on Securities—Tax-exempt	3,254	173			3,427

TOTAL INTEREST INCOME	54,744	10,348	(529)		64,563

Interest Expense:
Interest on NOW, Money Market and Savings Deposits	4,284	857			5,141
Interest on Time Deposits—$100,000 and over	3,612	1,040			4,652
Interest on Time Deposits—Under $100,000	6,073	1,490			7,563
Interest on Mortgages Payable, Other	120	—			120

TOTAL INTEREST EXPENSE	14,089	3,387	—		17,476

Net Interest Income:
Before Provision for Possible Loan Losses	40,655	6,961	(529)		47,087
Provision for Possible Loan Losses	600	500	—		1,100

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	40,055	6,461	(529)		45,987

Other Income:
Service Charges on Deposit Accounts	3,898	747			4,645
Other Income and fees	6,696	662			7,358

TOTAL OTHER INCOME	10,594	1,409	—		12,003

Other Expense:
Salaries and Employee Benefits	16,434	2,624			19,058
Occupancy, Furniture and Equipment Expenses	4,420	927			5,347
Other Operating Expenses	10,494	2,144	1,082	(1)	13,720

TOTAL OTHER EXPENSES	31,348	5,695	1,082		38,125

Income (Loss) Before Taxes	19,301	2,175	(1,611)		19,865
Tax Expense (Benefit)	5,977	825	(677)		6,125

NET INCOME	$13,324	$1,350	$(934	)(4)	$13,740

Earnings Per Share
—Basic	$0.61	$0.64			$0.56
—Diluted	$0.59	$0.62			$0.55
Average Shares used in Earnings Per Share Calculation
—Basic	21,927	2,109	490	(2)	24,526
—Diluted	22,423	2,164	490	(2)	25,077

(1)
Includes amortization of $12 million in deposit intangibles over 10 years and amortization of $28.9 million in goodwill over 30 years utilizing existing accounting guidelines. New FASB accounting pronouncement eliminates amortization of goodwill. See also "Accounting Treatment."
(2)
Assumes Mid-State average closing price of $16.50 per share to generate an exchange ratio of 1.7424 and that 30% of Americorp shares are exchanged for cash at $28.75 per share.
(3)
Assumes liquidation of $19.2 million of securities on 1/1/2000 with an earnings "give-up" of 5.50% for the year.
(4)
Assumes no merger related synergies or savings.

Unaudited Pro Forma Combined Statement of Income

For the Six Months Ended June 30, 2001

(In thousands, except per share amounts)

Assumes 60%/40%—Stock/Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Interest Income:
Interest and Fees on Loans and Leases	$44,203	$9,141			$53,344
Interest on Securities, Fed Funds Sold—Taxable	7,287	1,034	$(705	)(3)	7,616
Interest on Securities—Tax-exempt	3,254	173			3,427

TOTAL INTEREST INCOME	54,744	10,348	(705)		64,387

Interest Expense:
Interest on NOW, Money Market and Savings Deposits	4,284	857			5,141
Interest on Time Deposits—$100,000 and over	3,612	1,040			4,652
Interest on Time Deposits—Under $100,000	6,073	1,490			7,563
Interest on Mortgages Payable, Other	120	—			120

TOTAL INTEREST EXPENSE	14,089	3,387	—		17,476

Net Interest Income:
Before Provision for Possible Loan Losses	40,655	6,961	(705)		46,911
Provision for Possible Loan Losses	600	500	—		1,100

NET INTEREST INCOME AFTER
PROVISION FOR POSSIBLE LOAN LOSSES	40,055	6,461	(705)		45,811

Other Income:
Service Charges on Deposit Accounts	3,898	747			4,645
Other Income and fees	6,696	662			7,358

TOTAL OTHER INCOME	10,594	1,409	—		12,003

Other Expense:
Salaries and Employee Benefits	16,434	2,624			19,058
Occupancy, Furniture and Equipment Expenses	4,420	927			5,347
Other Operating Expenses	10,494	2,144	1,082	(1)	13,720

TOTAL OTHER EXPENSES	31,348	5,695	1,082		38,125

Income (Loss) Before Taxes	19,301	2,175	(1,787)		19,689
Tax Expense (Benefit)	5,977	825	(751)		6,051

NET INCOME	$13,324	$1,350	$(1,036	)(4)	$13,638

Earnings Per Share
—Basic	$0.61	$0.64			$0.57
—Diluted	$0.59	$0.62			$0.55
Average Shares used in Earnings Per Share Calculation
—Basic	21,927	2,109	101	(2)	24,137
—Diluted	22,423	2,164	101	(2)	24,688

(1)
Includes amortization of $12 million in deposit intangibles over 10 years and amortization of $28.9 million in goodwill over 30 years utilizing existing accounting guidelines. New FASB accounting pronouncement eliminates amortization of goodwill. See also "Accounting Treatment."
(2)
Assumes Mid-State average closing price of $16.50 per share to generate an exchange ratio of 1.7424 and that 40% of Americorp shares are exchanged for cash at $28.75 per share.
(3)
Assumes liquidation of $25.6 million of securities on 1/1/2001 with an earnings "give-up" of 5.50% for the year.
(4)
Assumes no merger related synergies or savings.

Unaudited Pro Forma Combined Statement of Income

For the Year Ended December 31, 2000

(In thousands, except per share amounts)

Assumes 70%/30% Stock/Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Interest Income:
Interest and Fees on Loans and Leases	$85,685	$19,548			$105,233
Interest on Securities, Fed Funds Sold—Taxable	18,499	1,663	$(1,057	)(3)	19,105
Interest on Securities—Tax-exempt	5,783	393

TOTAL INTEREST INCOME	109,967	21,604	(1,057)		130,514

Interest Expense:
Interest on NOW, Money Market and Savings Deposits	9,473	1,659			11,132
Interest on Time Deposits—$100,000 and over	6,035	1,817			7,852
Interest on Time Deposits—Under $100,000	11,616	2,353			13,969
Interest on Mortgages Payable, Other	475	36			511

TOTAL INTEREST EXPENSE	27,599	5,865	—		33,464

Net Interest Income:
Before Provision for Possible Loan Losses	82,368	15,739	(1,057)		97,050
Provision for Possible Loan Losses	700	1,634	—		2,334

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	81,668	14,105	(1,057)		94,716

Other Income:
Service Charges on Deposit Accounts	6,939	1,381			8,320
Other Income and fees	10,866	1,365			12,231

TOTAL OTHER INCOME	17,805	2,746	—		20,551

Other Expense:
Salaries and Employee Benefits	32,779	5,949			38,728
Occupancy, Furniture and Equipment Expenses	8,436	2,016			10,452
Other Operating Expenses	16,767	4,193	2,164	(1)	23,124

TOTAL OTHER EXPENSES	57,982	12,158	2,164		72,304

Income (Loss) Before Taxes	41,491	4,693	(3,222)		42,962
Tax Expense (Benefit)	14,142	1,029	(1,353)		13,818

NET INCOME	$27,349	$3,664	$(1,868	)(4)	$29,145

Earnings Per Share
—Basic	$1.23	$1.75			$1.17
—Diluted	$1.20	$1.73			$1.15
Average Shares used in Earnings Per Share Calculation
—Basic	22,257	2,096	490	(2)	24,843
—Diluted	22,722	2,114	490	(2)	25,326

(1)
Includes amortization of $12 million in deposit intangibles over 10 years and amortization of $28.9 million in goodwill over 30 years utilizing existing accounting guidelines. New FASB accounting pronouncement eliminates amortization of goodwill. See also "Accounting Treatment."

(2)
Assumes Mid-State average closing price of $16.50 per share to generate an exchange ratio of 1.7424 and that 30% of Americorp shares are exchanged for cash at $28.75 per share.

(3)
Assumes liquidation of $19.2 million of securities on 1/1/2000 with an earnings "give-up" of 5.50% for the year.

(4)
Assumes no merger related synergies or savings.

Unaudited Pro Forma Combined Statement of Income

the Year Ended December 31, 2000

(In thousands, except per share amounts)

Assumes 60%/40% Stock/Cash Transaction

	Mid-State Bancshares	Americorp	Pro Forma Adjustments		Combined
Interest Income:
Interest and Fees on Loans and Leases	$85,685	$19,548			$105,233
Interest on Securities, Fed Funds Sold—Taxable	18,499	1,663	$(1,410	)(3)	18,752
Interest on Securities—Tax-exempt	5,783	393

TOTAL INTEREST INCOME	109,967	21,604	(1,410)		130,161

Interest Expense:
Interest on NOW, Money Market and Savings Deposits	9,473	1,659			11,132
Interest on Time Deposits—$100,000 and over	6,035	1,817			7,852
Interest on Time Deposits—Under $100,000	11,616	2,353			13,969
Interest on Mortgages Payable, Other	475	36			511

TOTAL INTEREST EXPENSE	27,599	5,865	—		33,464

Net Interest Income:
Before Provision for Possible Loan Losses	82,368	15,739	(1,410)		96,697
Provision for Possible Loan Losses	700	1,634	—		2,334

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	81,668	14,105	(1,410)		94,363

Other Income:
Service Charges on Deposit Accounts	6,939	1,381			8,320
Other Income and fees	10,866	1,365			12,231

TOTAL OTHER INCOME	17,805	2,746	—		20,551

Other Expense:
Salaries and Employee Benefits	32,779	5,949			38,728
Occupancy, Furniture and Equipment Expenses	8,436	2,016			10,452
Other Operating Expenses	16,767	4,193	2,164	(1)	23,124

TOTAL OTHER EXPENSES	57,982	12,158	2,164		72,304

Income (Loss) Before Taxes	41,491	4,693	(3,574)		42,610
Tax Expense (Benefit)	14,142	1,029	(1,501)		13,670

NET INCOME	$27,349	$3,664	$(2,073	)(4)	$28,940

Earnings Per Share
—Basic	$1.23	$1.75			$1.18
—Diluted	$1.20	$1.73			$1.16
Average Shares used in Earnings Per Share Calculation
—Basic	22,257	2,096	101	(2)	24,454
—Diluted	22,722	2,114	101	(2)	24,937

(1)
Includes amortization of $12 million in deposit intangibles over 10 years and amortization of $28.9 million in goodwill over 30 years utilizing existing accounting guidelines. New FASB accounting pronouncement eliminates amortization of goodwill. See also "Accounting Treatment."

(2)
Assumes Mid-State average closing price of $16.50 per share to generate an exchange ratio of 1.7424 and that 40% of Americorp shares are exchanged for cash at $28.75 per share.

(3)
Assumes liquidation of $25.6 million of securities on 1/1/2000 with an earnings "give-up" of 5.50% for the year.

(4)
Assumes no merger related synergies or savings.

MID-STATE STOCK

    Mid-State is authorized by its articles of incorporation to issue 100,000,000 shares of no par value common stock and 25,000,000 shares of preferred stock. As of August 1, 2001, 21,775,644 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Holders of Mid-State common stock are entitled to one vote, in person or by proxy, for each share of stock held of record in the shareholder's name on the books of Mid-State as of the record date on any matter submitted to the vote of the shareholders. Shares of Mid-State common stock may not be voted cumulatively in connection with the election of directors.

    Each share of Mid-State stock has the same rights, privileges and preferences as every other share, and will share equally in Mid-State's net assets upon liquidation or dissolution. Mid-State stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the issued and outstanding shares of Mid-State common stock are fully paid and nonassessable.

    Mid-State shareholders are entitled to dividends when, as and if declared by Mid-State's board of directors out of funds legally available therefor and after satisfaction of the prior rights of holders of outstanding preferred stock, if any (subject to certain restrictions on payment of dividends imposed by the General Corporation Law of California).

    The transfer agent and registrar for Mid-State common stock is ChaseMellon Financial Services.

    In connection with the 25,000,000 shares of preferred stock authorized in the articles of incorporation, the Mid-State board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.

COMPARISON OF MID-STATE COMMON STOCK
AND AMERICORP COMMON STOCK

    Americorp is a California corporation and the rights of its shareholders are governed by the California General Corporation Law, together with the corporation's articles of incorporation and bylaws. As shareholders of Mid-State, you will have, in some cases, different rights than you had as Americorp shareholders, since the combined corporation will operate under the provisions of Mid-State's articles of incorporation and bylaws.

    The following subsections discuss certain differences between rights of holders of Mid-State common stock and Americorp common stock.

Classification of Board of Directors

    Americorp's articles of incorporation require the election of its entire board of directors every year. Each director of Americorp serves a one-year term and must stand for election annually. Americorp's articles do not permit its board of directors to be divided into classes. Americorp's bylaws also provide that any vacancy occurring in the board, except in the case of removal, may be filled by a majority of the remaining directors. The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, including a vacancy created by removal, at a meeting of shareholders or otherwise by their unanimous written consent.

    As a "listed corporation" on Nasdaq's National Market, Mid-State is allowed to, and does, "classify" its board of directors, electing approximately one-third of the total number of directors each year, with each director serving for a term of three years. Mid-State's articles of incorporation also provide that any vacancy occurring in the board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires.

Voting Rights

    Holders of Americorp common stock are entitled to one vote, in person or by proxy, for each share of stock held of record in the shareholder's name on the books of Americorp as of the record date on any matter submitted to the vote of the shareholders. In connection with the election of directors, shares of Americorp common stock are entitled to be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the shareholders' meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares of Americorp common stock owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate.

    Holders of Mid-State common stock are also entitled to one vote for each share of stock held. However, cumulative voting does not apply in connection with the election of Mid-State directors. The candidates receiving the highest number of affirmative votes up to the number of directors to be elected will be elected.

Vote on Business Combinations

    Under California law, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. Americorp's articles and bylaws follow the statutory rule, requiring majority approval of a business combination.

    Mid-State's articles of incorporation raise the shareholder approval requirement to two-thirds of the outstanding shares on certain business combinations involving a "Related Person," except in cases where the proposed transaction has been approved in advance by a majority of those members of Mid-State's board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term "Related Person" is defined to include (1) any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Mid-State, or (2) an affiliate of such person or entity. This provision of Mid-State's articles of incorporation applies to any "Business Combination," which is defined to include:

  •
  any merger or consolidation of Mid-State with or into any Related Person;

  •
  any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Mid-State or combined assets of Mid-State and its subsidiaries to a Related Person;

  •
  any merger or consolidation of a Related Person with or into Mid-State or a subsidiary of Mid-State;

  •
  any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to Mid-State or a subsidiary of Mid-State;

  •
  the issuance of any securities of Mid-State or a subsidiary of Mid-State to a Related Person;

  •
  the acquisition by Mid-State or a subsidiary of Mid-State of any securities of a Related Person;

  •
  any reclassification of common stock of Mid-State or any recapitalization involving the common stock of Mid-State; or

  •
  any agreement or other arrangement providing for any of the foregoing.

Number of Directors

    Although the Corporations Code does not require Mid-State or Americorp to maintain any specific number of directors, they each must establish a range that specifies the minimum and maximum number of directors. The maximum may not be more than twice the minimum number of directors. The board of directors sets the exact number of directors, and may change it from time to time, within that range. Americorp's bylaws currently provide that the number of directors on its board of directors may not be fewer than six nor more than 11, and the current size of Americorp's board has been set at nine. Mid-State's bylaws currently provide that the number of directors on its board of directors may not be fewer than nine nor more than 17, and the current number of members on Mid-State's board of directors has been fixed at 11.

    At the effective time of the merger, the number of directors for Mid-State will be increased to 12 and a current member of the board of directors of Americorp will be added to the Mid-State and Mid-State Bank & Trust boards of directors.

Dividend Restrictions

    Americorp and Mid-State are both subject to the same restrictions under Section 500 of the California General Corporation Law on their ability to pay dividends to shareholders. Generally, a California corporation may not pay dividends unless:

  •
  the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution;

  •
  the assets of the corporation exceed 1 1/4 times its liabilities; or

  •
  the current assets of the corporation exceed its current liabilities, but if the average pre-tax earnings of the corporation before interest expenses for the two years preceding the distribution was less than the average interest expenses of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities.

    The ability of both corporations to pay cash dividends is almost wholly dependent on the ability of their banking subsidiaries to pay dividends to them. As regulated banks, both subsidiaries are subject to the California Financial Code, which generally provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of:

  •
  the bank's retained earnings; or

  •
  the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period.

    Notwithstanding the previous provision, a bank may, with the prior approval of the Commissioner of Financial Institutions make a distribution to the shareholders of the bank in an amount not exceeding the greatest of (1) its retained earnings; (2) its net income for its last fiscal year; or (3) the net income of the bank for its current fiscal year. If the Commissioner finds that the shareholders' equity of a bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Commissioner may order the bank to refrain from making a proposed distribution.

Amendments to Articles of Incorporation and Bylaws

    Amendments to the articles of incorporation of Americorp, in general, require the approval of the board of directors and a majority of the outstanding voting shares. Amendments to the bylaws may be adopted by the board of directors or the shareholders.

    Mid-State's articles of incorporation also provide that most amendments to its articles may be approved by a majority vote of its board of directors, together with a majority of the outstanding shares of its voting stock. However, the affirmative vote of at least two-thirds of the outstanding voting stock is required to amend or repeal certain provisions of Mid-State's articles, including the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by Mid-State and amendment of Mid-State's bylaws and Mid-State's articles. Mid-State bylaws may be amended by its board of directors, or by a vote of two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Dissenters' Rights

    Pursuant to the General Corporation Law of California, holders of Americorp common stock would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in Section 181 of the General Corporation Law).

    The California General Corporation Law generally does not require dissenters' rights with respect to shares which, immediately prior to the merger are:

  •
  listed on any national securities exchange certified by the California Commissioner of Corporations, or

  •
  listed on the list of over-the-counter margin stock issued by the Board of Governors of the Federal Reserve System.

    Mid-State common stock is listed on the list of over-the-counter margin stock issued by the Board of Governors of the Federal Reserve System. Mid-State shareholders are therefore not entitled to dissenters' right under ordinary circumstances. However, dissenters' right could apply in future reorganizations involving Mid-State if holders of five percent or more of the outstanding shares make a written demand on Mid-State in accordance with Chapter 13 of the General Corporation Law.

Anti-Takeover Provisions in Mid-State's Articles of Incorporation and Bylaws

    Mid-State's articles of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which are different from those of Americorp inasmuch as they might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual Mid-State shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, Mid-State shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management of Mid-State more difficult.

    The following description of certain of the provisions of the articles of incorporation and bylaws of Mid-State is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Mid-State's previous filings with the Securities and Exchange Commission. See "WHERE YOU CAN FIND MORE INFORMATION" to learn how to obtain a copy of these documents.

    Board of Directors.  As discussed in "Classification of Board of Directors and Vacancies," Mid-State's board is divided into three classes so that approximately one-third of the total number of directors are elected each year. This "classified" board of directors is intended to provide for continuity of the Mid-State board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors of Mid-State.

    Cumulative Voting.  Mid-State's articles of incorporation do not permit cumulative voting in the election of directors. Cumulative voting may assist a shareholder or group of shareholders to elect a representative or representatives to the board of directors in order to express their views.

    Authorized Shares.  Mid-State's articles of incorporation authorize the issuance of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized to provide Mid-State's board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Mid-State. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Mid-State, and thereby allow members of management to retain their positions. Mid-State's board has no present plans for the issuance of additional shares, other than the issuance of shares of Mid-State common stock upon exercise of stock options and in the merger.

    Shareholder Vote Required on Certain Business Combinations.  As discussed above, Mid-State's articles of incorporation require the approval of the holders of at least two-thirds of Mid-State's outstanding shares of voting stock to approve certain "Business Combinations" involving a "Related Person" except in cases where the proposed transaction has been approved in advance by a majority of the members of Mid-State's board of directors who are unaffiliated with the Related Person as described more fully above. The increased shareholder vote required to approve this kind of business combination may have the effect of foreclosing mergers and other business combinations which a majority of shareholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of shareholders.

    Amendment of Articles of Incorporation and Bylaws.  Amendments to Mid-State articles of incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least two-thirds of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the articles, including the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by Mid-State and amendment of Mid-State's bylaws and articles of incorporation. Mid-State bylaws may be amended by its Board of Directors, or by a vote of two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders.

    Shareholder Nominations.  Mid-State's bylaws require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 10 days' advance notice to the Secretary of Mid-State.

Purpose and Takeover Defensive Effects of Mid-State's Articles of Incorporation

    The board of directors of Mid-State believes that the provisions described above are prudent and will reduce Mid-State's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Mid-State and its shareholders. In the judgment of the board of directors, Mid-State's board will be in the best position to determine the true value of Mid-State and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Mid-State and its shareholders to encourage potential acquirer to negotiate directly with the board of directors of Mid-State, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Mid-State and otherwise in the best interest of all shareholders.

    Attempts to acquire control of financial institutions have become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Mid-State and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Mid-State's assets.

    An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Mid-State's remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

    Despite the belief of Mid-State as to the benefits to shareholders of these provisions of Mid-State's articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Mid-State's board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Mid-State's board of directors and management more difficult. The board of directors of Mid-State, however, has concluded that the potential benefits outweigh the possible disadvantages.

INFORMATION ABOUT MID-STATE AND MID-STATE BANK & TRUST

General

    Mid-State Bancshares is a California corporation incorporated November 12, 1996, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As a bank holding company, Mid-State is allowed to acquire or invest in the securities of companies that are engaged in banking or in activities closely related to banking as authorized by the Board of Governors of the Federal Reserve System.

    Mid-State's principal asset is its wholly owned subsidiary, Mid-State Bank & Trust. At June 30, 2001, Mid-State had total consolidated assets of $1.5 billion, consolidated deposits of $1.3 billion, and consolidated shareholders' equity of $186 million.

Mid-State Bank & Trust

    Mid-State Bank & Trust was founded in 1961 and operates a full service commercial banking business serving its customers on the Central Coast of California. It is headquartered in Arroyo Grande and operates 34 offices in communities throughout San Luis Obispo, Santa Barbara and Ventura counties. Based on data supplied by banks in its trade area, Mid-State Bank & Trust is the second largest bank in terms of total assets of the 18 independent banks headquartered in these counties. Mid-State Bank & Trust operates two wholly owned subsidiaries—MSB Properties and Mid Coast Land Company.

Additional Information

    Information concerning:

  •
  directors and executive officers,

  •
  executive compensation,

  •
  principal stockholders,

  •
  certain relationships and related transactions,

  •
  and other related matters concerning Mid-State

is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 2000. Additionally, financial statements and information as well as management's discussion and analysis thereof are included in the Form 10-K and in its Form 10-Q for the quarter ended June 30, 2001. These documents are incorporated by reference into this proxy statement/prospectus. If you want to obtain copies of these documents or other information concerning Mid-State, please see "WHERE YOU CAN FIND MORE INFORMATION" at page 63.

INFORMATION ABOUT AMERICORP AND AMERICAN COMMERCIAL BANK

General

    Americorp is a California corporation organized in 1987, and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Americorp owns American Commercial Bank, its wholly owned subsidiary, described below. At June 30, 2001, Americorp had total consolidated assets of $273.0 million, consolidated deposits of $244.0 million, and consolidated shareholders' equity of $27.0 million.

American Commercial Bank

    American Commercial Bank is a state-chartered bank headquartered in Ventura, California. Its deposits are insured up to the maximum legal limits by the FDIC. As with many state-chartered banks of its size in California, it is not a member of the Federal Reserve System. American Commercial Bank is also subject to certain other federal laws and regulations.

Additional Information

    Additional information about Americorp, including financial statements and management's discussion and analysis thereof, is included in its Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended June 30, 2001, which are attached as Appendices D and E to this proxy statement/prospectus.

FORWARD LOOKING STATEMENTS

    Certain statements contained in this proxy statement/prospectus or in documents incorporated herein by reference, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements, including among others those found in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," and "THE MERGER" involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

    In particular, we have made statements in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the combined enterprise, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger, and the operation of the combined companies. With respect to estimated cost savings, we have made assumptions about the anticipated overlap between the costs of the two banks for data processing and other operations, the amount of general and administrative expenses, the costs of converting American Commercial Bank's data processing to Mid-State's systems, the size of anticipated reductions in fixed labor costs, the amount of severance costs, the effort involved in aligning accounting policies and the transactional costs of the merger. The realization of the anticipated cost savings is subject to the risk of possible inaccuracy of the foregoing assumptions.

    In addition to the risks discussed in "RISK FACTORS," the following factors may also affect the accuracy of forward looking statements in this proxy statement/prospectus:

  •
  demographic changes;

  •
  changes in business strategy or development plans;

  •
  the availability of capital to fund the expansion of the combined business; and

  •
  other factors referenced in this proxy statement/prospectus or the documents incorporated herein by reference.

    Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Mid-State and Americorp disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

    Mid-State files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Mid-State files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet World Wide Web site at "http://www.sec.gov" at which reports, proxy and information statements and other information regarding Mid-State are available. In addition, reports, proxy statements and other information concerning Mid-State also may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

    Mid-State has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Mid-State common stock to be issued in connection with the merger. This proxy statement/prospectus also constitutes the prospectus of Mid-State filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the Securities and Exchange Commission at the address set forth above.

    The Securities and Exchange Commission allows Mid-State to "incorporate by reference" information into this proxy statement/prospectus, which means that Mid-State can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Mid-State has previously filed with the Commission. These documents contain important information about Mid-State and its financial condition.

Mid-State Commission Filings (File No. 000-23925)	Period
Annual Report on Form 10-K	Year ended December 31, 2000
Quarterly Report on Form 10-Q	Quarter ended June 30, 2001
Current Reports on Form 8-K	Dated: August 7, 2001 May 25, 2001 April 11, 2001 January 19, 2001
Proxy Statement	Dated: March 30, 2001
Registration Statement on Form S-8	Dated: June 25, 2000

    Mid-State incorporates by reference any additional documents that it may file with the Commission between the date of this proxy statement/prospectus and the date of the meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

    Mid-State has supplied all information contained or incorporated by reference in the proxy statement/prospectus relating to Mid-State and Americorp has supplied all such information relating to Americorp.

    This proxy statement/prospectus incorporates by reference documents relating to Mid-State which are not presented in this proxy statement/prospectus or delivered herewith. Those documents are available from Mid-State without charge, excluding all exhibits unless specifically incorporated by reference in this proxy statement/prospectus, by requesting them in writing or by telephone from:

                Mr. James G. Stathos
                Executive Vice President
                Mid-State Bancshares
                1026 Grand Avenue
                Arroyo Grande, California 93420
                (805) 473-7700

    If you would like to request documents, please do so by September 4, 2001 to receive them before the meeting.

    In deciding how to vote on the merger, you should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Mid-State nor Americorp has authorized any person to provide you with any information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated August 15, 2001. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement/prospectus nor the issuance to you of shares of Mid-State common stock will create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

    Certain legal matters with respect to Mid-State, including the validity of the shares of Mid-State common stock to be issued in connection with the merger, will be passed upon for Mid-State by Reitner & Stuart, San Luis Obispo, California. As of the date of this proxy statement/prospectus, members of Reitner & Stuart owned an aggregate of approximately 7,000 shares of Mid-State common stock.

EXPERTS

    The consolidated financial statements of Mid-State as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 incorporated in this proxy statement/prospectus by reference from Mid-State's annual report on Form 10-K for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of Americorp as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 incorporated in this proxy statement/prospectus by reference from Americorp's annual report on Form 10-K for the year ended December 31, 2001 have been audited by Vavrinek, Trine, Day & Co., LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated here in in reliance upon the authority of said firm as experts in giving said reports.

PROPOSAL 2
ELECTION OF AMERICORP DIRECTORS

Board of Directors

    The persons named below, all of who are present members of the board of directors of Americorp, will be nominated for election to serve until the earlier of (1) the closing of the merger or (2) the next annual meeting of shareholders and until their successors are elected and have qualified. Votes will be cast pursuant to the enclosed proxy in such a way as to effect the election of said nine (9) nominees, or as many thereof as possible under applicable voting rules. In the event that any of the nominees should be unable to serve as a director, it is intended that the proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the board of directors. Management has no reason to believe that any nominee will become unavailable to serve as a director of Americorp.

    At the effective time of the merger, Mid-State and Mid-State Bank & Trust will elect Robert Lagomarsino to the boards of directors of Mid-State and Mid-State Bank & Trust.

    The table below sets forth certain information, as of August 2, 2001, with respect to members of the board of directors of Americorp.

Name	Age	Business Experience for Past Five Years	Year First Elected or Appointed
Michael T. Hribar	54	Certified Public Accountant	1998
Allen W. Jue	65	Former Chairman of the Board (1994-2000); Owner, Jue's Market	1973
Robert J. Lagomarsino	74	Chairman of the Board, Americorp and American Commercial Bank; President, Lagomarsino Minerals, Inc.; VP Lagomarsino's, Inc. (family business); U.S. Congress, 1974-93	1993
Gerald J. Lukiewski	47	Banker, President of American Commercial Bank 3/98 to present; S.V.P. Chief Credit Officer 7/97 to 3/98; V.P. Regional Manager 9/96 to 7/97; prior thereto various Vice President positions with Santa Barbara Bank & Trust Co. and Bank of A Levy	1998
E. Thomas Martin	58	Manager, Sunset Beach Estates, LLC (real estate development) 1999 to present; Chairman, DSI Toys, Inc. (toy manufacturer) 1999 to present; President, Martin Resorts, Inc. (hotel) 1998 to present; Manager, Martin & Hobbs LLC (real estate and vineyards) 1996 to present; President, Martin & MacFarlane, Inc. (outdoor advertising and winery) 1976-1998; President, MW Sign Corp. (management company) 1991-1998	1996
Harry L. Maynard	73	Retired, former President of American Commercial Bank	1976
Edward F. Paul	63	President, Walker, Inc. (real estate management and sales); President, Channel Islands Bank 1995-96	1998

Joseph L. Priske	51	CEO, Priske-Jones Company (real estate development)	1998
Jacqueline S. Pruner	62	Vice Chairman of the Board; Consultant, American Medical Response 6/94-5/97; Co-Owner, Pruner Investments	1998

    None of the directors or executive officers of Americorp or American Commercial Bank were selected pursuant to any arrangement or understanding, other than with the directors and executive officers of Americorp, acting within their capacities as such. There are no family relationships between the directors and executive officers of Americorp or American Commercial Bank, and none of the directors or executive officers of Americorp or American Commercial Bank serve as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940, as amended.

    None of the directors or executive officers of Americorp or American Commercial Bank have, during the last five years, been involved in any legal proceedings that are material to an evaluation of the ability or integrity of any director or executive officer of Americorp or American Commercial Bank.

The Board of Directors and Committees

    Americorp's and American Commercial Bank's Boards of Directors have various standing committees, including an audit committee and a personnel committee. There is no nominating committee.

    The audit committee is chaired by Mr. Hribar and Messrs. Lagomarsino, Paul and Priske are members. The audit committee examines the affairs of American Commercial Bank and reports to the Board. It also assures the independence of the audit function. The personnel committee is chaired by Ms. Pruner and Messrs. Hribar, Lagomarsino, Lukiewski and Martin are members. The personnel committee oversees and monitors American Commercial Bank's personnel policies and procedures.

    During the year ended December 31, 2000, the Board of Directors of Americorp held a total of fifteen (15) meetings and the Board of Directors of American Commercial Bank held a total of twelve (12) meetings. Except for Mr. Jue, each of the persons, who was a director of Americorp during all of 2000, attended at least 75% of the total number of Board meetings held during such year and total number of meetings held by all committees of the Board on which he served during such year.

Compensation

    Set forth below is the compensation accrued during 2000 to the executive officers of Americorp/American Commercial Bank who received total annual salary and bonus of more than $100,000 during 2000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation(2)
Gerald J. Lukiewski(3) President	2000 1999 1998	166,950 143,655 114,167	120,000 50,000 50,000	— — —
Ronald S. Paul(4) SVP and Chief Admin. Officer	2000 1999 1998	97,752 88,087 36,160	26,008 24,625 —	— — —
Charles A. Myers(5) SVP and Chief Lending Officer	2000 1999 1998	108,000 11,800 0	8,503 0 0	— — —

(1)
Amounts shown include cash and non-cash compensation earned and received, including monthly auto allowances.

(2)
No executive officer received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of each such officer's total annual salary and bonus.

(3)
Became President on March 2, 1998 and Senior Vice President and Chief Credit Officer prior thereto.

(4)
Became Senior Vice President and Chief Administrative Officer in July 1999.

(5)
Became Senior Vice President and Chief Lending Officer in November 1999.

Option Grants in 2000

    In connection with the merger with Channel Islands Bank ("CIB"), Americorp adopted a new stock option plan. Previous stock option plans of Americorp were terminated at such time but options granted pursuant to such plans remained outstanding and exercisable in accordance with their terms. Americorp did not grant any options during 2000 under the various Americorp stock option plans to the officers set forth in the Summary Compensation Table.

    The following table sets forth certain information concerning unexercised options under the Americorp stock option plans to the persons named in the Summary Compensation Table.

(A)	(B)	(C)	(D)	(E)
Name	Shares Acquired on Exercise(#)	Realized ($)(6)	Number of Securities Underlying Unexercised Options at 12/31/00(#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options 12/31/00($) Exercisable/ Unexercisable
Lukiewski	0	—	19,440/16,160	$20,800/1,200
Paul	0	—	5,680/5,520	$0/0
Myers	0	—	4,000/6,000	$0/0

(6)
The aggregate value has been determined based upon the closing sales price for Americorp's stock as of December 31, 2000, minus the exercise price.

Director Compensation

    In 2000, each of the then directors received (i) $1,000 per month in director's fees for the first 5 months, and $2,000 per month in director's fees for the last 7 months of 2000; (ii) the Secretary to the Board received $2,000 per month in fees; (iii) the Vice Chairman of the Board received $2,000 per month in fees; and (iv) the Chairman of the Board received $3,500 per month in fees for the first 5 months of 2000, and $3,000 per month in fees for the last 7 months of 2000.

Employment Agreement

    In connection with his appointment as President and Chief Executive Officer of Americorp and American Commercial Bank, American Commercial Bank entered into an employment agreement with Gerald J. Lukiewski as of March 2, 1998 The agreement, as amended and extended, provides for a three year term with an annual salary of $135,000. The agreement also provides for participation in American Commercial Bank's bonus plan and certain other benefits, including vacation, automobile allowance, insurance, retirement benefits and expense reimbursements. In the event of termination without cause, the agreement provides for the lesser of (i) three months of additional salary and benefits or (ii) the remaining salary and benefits due under the term of the agreement.

    On April 27, 2000, American Commercial Bank entered into a change in control agreement with Mr. Lukiewski. This agreement provides that if after a change in control of the Bank, if Mr. Lukiewski's employment is terminated within three years after such a change of control, or Mr. Lukiewski should terminate employment as a result of a good reason as defined in the agreement, Mr. Lukiewski would be entitled to his full base salary through the date of termination plus an amount equal to Mr. Lukiewski's monthly base salary at the highest rate in effect during the twelve month period immediately preceding the date of termination multiplied by 35.

    On June 25, 2001, American Commercial Bank and Mr. Lukiewski entered into a second amendment to his employment agreement which provided for the elimination of the requirement for retirement benefits in exchange for transferring an approximate $630,000 life insurance policy with a cash surrender value of approximately $71,000 to Mr. Lukiewski, plus the payment of any taxes and premiums for the benefit of Mr. Lukiewski as long as Mr. Lukiewski is employed by American Commercial Bank or its successor.

Executive Officers

    The following table sets forth certain information as of August 2, 2001 on the current executive officers of Americorp or American Commercial Bank. The column "year first elected or appointed" refers to the year first elected or appointed as an executive officer of American Commercial Bank.

Name	Age	Business Experience for Past Five Years	Year First Elected or Appointed
Gerald J. Lukiewski	47	Banker, President of American Commercial Bank 3/98 to present; S.V.P. Chief Credit Officer 7/97 to 3/98; V.P. Regional Manager 9/96 to 7/97; prior thereto various Vice President positions with Santa Barbara Bank & Trust Co. and Bank of A. Levy	1998
Charles A. Myers	62	Banker, Senior Vice President and Chief Credit Officer of American Commercial Bank 5/00 to present; SVP and Chief Lending Officer of American Commercial Bank 11/99 to 5/00; First Vice President with East West Bank 1/94 to 11/99 Credit	1999
Ronald S. Paul	58	Banker, Senior Vice President and Chief Administrative Officer of American Commercial Bank 6/98 to present; VP/Director of Human Resources of American Commercial Bank 7/98 to 6/99; General Manager/Attorney, Lagomarsino's (beverage distributor) 3/91 to 11/97	1998
Keith Sciarillo	39	Banker, Senior Vice President and Chief Financial Officer of American Commercial Bank 11/99 to present; Controller of American Commercial Bank 1/99 to 10/99; Chief Financial Officer of American Commercial Bank 8/94 to 12/98 (prior to merger with CIB)	1999
Susan Woolf	53	Banker, Senior Vice President and Chief Operating Officer of American Commercial Bank 11/99 to present; Vice President Sales and Service Manager 11/96 to 10/99; prior thereto First V.P., Great Western Bank	1999

    Messrs. Lukiewski and Sciarillo also serve as the President and Chief Financial Officer, respectively, of Americorp.

Security Ownership of Certain Beneficial Owners and Management

    Except as set forth in the following table, management of Americorp does not know of any person who owns beneficially more than 5% of Americorp Stock. The following table sets forth certain information as of August 2, 2001, concerning the beneficial ownership of Americorp Stock by each of the current directors of Americorp and American Commercial Bank and by all current directors and executive officers of Americorp and American Commercial Bank as a group.

Name of Beneficial Owner	Amount of Beneficial Ownership(7)		Percent of Class(8)
Michael T. Hribar	22,410	(9)	1.01%
Allen W. Jue	30,383	(10)	1.37%
Robert J. Lagomarsino	90,624	(10)	4.09%
Gerald J. Lukiewski	26,470	(11)	1.20%
E. Thomas Martin	123,150	(12)	5.56%
Harry L. Maynard	38,404		1.73%
Edward F. Paul	91,252		4.12%
Joseph L. Priske	23,036	(9)	1.04%
Jacqueline S. Pruner	41,248	(9)	1.86%
Directors and Executive Officers as a Group (13 persons)	498,651	(13)	22.53%

(7)
Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares; (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or; (b) investment power which includes the power to dispose, or to direct the disposition of such security. Beneficial owner also includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the date specified.

(8)
Shares subject to options held by directors and executive officers that were exercisable within 60 days after August 2, 2001 are treated as issued and outstanding for the purpose of computing the percentage of class owned by such person (or group) but not for the purpose of computing the percentage of class owned by any other individual person.

(9)
Includes 7,708 shares exercisable pursuant to the Americorp stock option plans.

(10)
Includes 8,000 shares exercisable pursuant to the Americorp stock option plans.

(11)
Includes 19,840 shares exercisable pursuant to the Americorp stock option plans.

(12)
Includes 5,600 shares exercisable pursuant to the Americorp stock option plans.

(13)
Includes 75,998 shares exercisable pursuant to Americorp stock option plans.

Certain Relationships and Related Transactions

    Some of the current directors and officers of Americorp and American Commercial Bank and the companies with which they are associated have been customers of, and have had banking transactions with American Commercial Bank, in the ordinary course of American Commercial Bank's business, and American Commercial Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of management of American Commercial Bank, have not involved more than the normal risk of repayment or presented any other unfavorable features.

Market Price and Dividend Information

    Americorp Common Stock is listed on the OTC Bulletin Board and trades under the symbol "AICA." Trading in the stock has not been extensive.

    The management of Americorp is aware of four securities dealers who maintain an inventory and makes a market in Americorp Common Stock Maguire Investments, Santa Maria, California; Monroe Securities, Inc., Rochester, New York; Hoefer & Arnett, San Francisco, California; and Crowell Weedon and Co., Encino, California.

    The following prices do not necessarily include retail markups, markdowns or commissions and may not necessarily represent actual transactions. Additionally, there may have been transactions at prices other than those shown below. All prices have been adjusted for the two-for-one stock split of the Common Stock which was effective on April 15, 1999.

Quarter		High	Low
2nd	'99	$19.75	$18.75
3rd	'99	20.50	18.50
4th	'99	19.63	17.88
1st	'00	$19.00	$15.38
2nd	'00	18.00	16.00
3rd	'00	17.00	15.63
4th	'00	20.00	15.00
1st	'01	$18.13	$16.00
2nd	'01	27.10	17.38

Relationship with Independent Public Accountants

    The Board of Directors has appointed Vavrinek, Trine, Day & Co., LLP as independent public accountants for Americorp for the fiscal year ending December 31, 2001. For the fiscal year ended December 31, 2000, Vavrinek, Trine, Day & Co., LLP performed an annual audit of Americorp's financial statements. All professional services rendered by Vavrinek, Trine, Day & Co., LLP during 2000 were furnished at customary rates and terms. Representatives of Vavrinek, Trine, Day & Co., LLP will be present at the Americorp Meeting and will be available to respond to appropriate questions from shareholders.

OTHER BUSINESS

    We are not aware of any business to come before the annual meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the annual meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

APPENDIX A

AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION
dated as of April 9, 2001
and amended on May 24 and August 3, 2001
by and among
Mid-State Bank & Trust
Mid-State Bancshares
and
Americorp

AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

DATED AS OF APRIL 9, 2001

BY AND AMONG

MID-STATE BANK,

MID-STATE BANCSHARES,

AMERICORP,

AND

AMERICAN COMMERCIAL BANK

AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

    THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION ("AGREEMENT") is entered into as of April 9, 2001, among Mid-State Bank, a banking company organized under the laws of California ("BANK"), being located in Arroyo Grande, California, Mid-State Bancshares, a corporation and registered bank holding company organized under the laws of California ("ACQUIROR") located in Arroyo Grande, California, Americorp, a corporation and registered bank holding company organized under the laws of California ("TARGET") located in Ventura, California, and American Commercial Bank, a banking company organized under the laws of California ("TARGET BANK"), located in Ventura, California.

R E C I T A L S:

    A.  Bank is a wholly owned subsidiary of Acquiror and Target Bank is a wholly owned subsidiary of Target.

    B.  Acquiror and Target believe that it would be in their respective best interests and in the best interests of their respective shareholders for (i) Target to merge with and into Acquiror (the "Merger"), (ii) for the shareholders of Target to become shareholders of Acquiror, and (iii) Target Bank to merge with and into Bank ("Bank Merger"), all in accordance with the terms set forth in this Agreement and applicable law.

    C.  The respective Boards of Directors of Acquiror, Bank, Target and Target Bank have adopted by at least majority vote resolutions approving and authorizing the Merger, the Bank Merger, this Agreement and the transactions contemplated herein.

    D.  Acquiror, Bank, Target and Target Bank desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

    E.  Concurrently herewith, Acquiror and Target are entering into a stock option agreement (the "Stock Option Agreement"), to be dated the date hereof, whereby Target will grant to Acquiror the option to purchase up to 19.9% of the outstanding shares of Target's common stock upon the occurrence of certain events.

    F.  It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the "pooling of interests" accounting method and be created as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

A G R E E M E N T

    IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Bank, Acquiror, Target and Target Bank agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

    1.1  Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth below:

    "Agreement of Merger" means the Agreement of Merger substantially in the form attached hereto as Exhibit A.

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    "Agreement of Bank Merger" means the Agreement of Merger substantially in the form attached as Exhibit B.

    "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

    "Acquiror" shall have the meaning given such term in the introductory clause.

    "Acquiror Benefit Arrangement" means the Benefit Arrangements maintained or otherwise contributed to by Acquiror or Bank.

    "Acquiror Corporate Governance Changes" shall have the meaning given such term in Section 2.1(c).

    "Acquiror Property" shall have the meaning given such term in Section 3.10.

    "Acquiror Stock" means the common stock, no par value, of Acquiror.

    "Acquiror Stock Option" means any option issued pursuant to the Acquiror's Stock Option Plan.

    "Acquiror Stock Option Plan" means the Acquiror 1996 Stock Option Plan, as amended.

    "Average Closing Price" means the average of the daily closing price of a share of Acquiror's Stock reported over NASDAQ National Market during the twenty (20) consecutive trading days that Acquiror's Stock trades ending at the end of the fifth trading day immediately preceding the Effective Day.

    "Bank" shall have the meaning given such term in the introductory clause.

    "Bank Corporate Governance Changes" shall have the meaning given such term in Section 2.1(b).

    "Bank Merger" shall have the meaning given such term in the Recitals.

    "Bank Stock" means the common stock, no par value, of Bank.

    "Benefit Arrangement" means any plan or arrangement maintained or contributed to by a Party, including an "employee benefit plan" within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

    "BHC Act" means the Bank Holding Company Act of 1956, as amended.

    "Business Day" means any day other than a Saturday, Sunday or day on which commercial banks in California are authorized or required to be closed.

    "Certificates" shall have the meaning given such term in Section 2.5(b).

    "CFC" means the California Financial Code.

    "CGCL" means the California General Corporation Law.

    "Change in Control" shall mean (x) a merger or consolidation, or any similar transaction, involving Acquiror or Bank in which Acquiror or Bank, as the case may be, is not the surviving corporation, (y) a purchase, lease or other acquisition of all or substantially all of the assets of or assumption of all or substantially all the deposits of Acquiror or Bank or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 51% or more of the voting power of Acquiror.

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    "Charter Documents" means, with respect to any business organization, any certificate or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

    "Closing" means the consummation of the Merger on the Effective Day at the main office of Target Bank or at such other place as may be agreed upon by the Parties.

    "Code" means the United States Internal Revenue Code of 1986, as amended, and all regulations thereunder.

    "Commissioner" means the Commissioner of Financial Institutions, State of California.

    "Competing Transaction" shall have the meaning given such term in Section 6.12.

    "Confidential Information" means all information exchanged heretofore or hereafter between Target, and Target Bank, their affiliates and agents, on the one hand, and Acquiror and Bank, their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participation purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, "Confidential Information" shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

    "Consents" means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

    "Disclosure Letter" means a disclosure letter from the Party making the disclosure and delivered to the other Party.

    "DPC Property" means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder's business records as such.

    "Effective Day" means the day on which the Effective Time occurs.

    "Effective Time" shall have the meaning given such term in Section 2.2.

    "Employment Agreement" shall have the meaning given such term in Section 4.18(d).

    "Encumbrances" means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

    "Environmental Laws" shall have the meaning given such term in Section 3.10.

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    "Equity Securities" means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Exchange Agent" means ChaseMellon Shareholder Services or such other financial institution appointed by Acquiror to reflect the exchange contemplated by Section 2.5 hereof.

    "Exchange Fund" shall have the meaning given such term in Section 2.5.

    "Exchange Ratio" means the number of shares of Acquiror Stock into which a share of Target Stock shall be converted which shall be equal to the amount (to the nearest ten thousandth) as set forth herein below:

       (i) If the Average Closing Price is not less than $15.15 and is not more than $17.61, the Exchange Ratio shall be calculated by dividing $28.75 by the Average Closing Price;

      (ii) If the Average Closing Price is more than $17.61, but not more than $18.42, the Exchange Ratio shall be 1.6335;

      (iii) If the Average Closing Price is more than $18.42, the Exchange Ratio shall be calculated by dividing $30.09 by the Average Closing Price; provided, however, that if Acquiror shall have entered into a definitive agreement for a Change of Control (which definitive agreement shall not have terminated at the Effective Time) and the Average Closing Price is more than $18.42, the Exchange Ratio shall be 1.6335;

      (iv) If the Average Closing Price is less than $15.15 but not less than $14.33, the Exchange Ratio shall be 1.8977;

      (v) If the Average Closing Price is less than $14.33, the Exchange Ratio shall be calculated by dividing $27.19 by the Average Closing Price subject to Acquiror's right to terminate the Agreement as set forth in Section 10.1(g).

    The Exchange Ratio shall be adjusted for any Litigation Expenses incurred in resolving the Litigation Contingencies if the total amount of Litigation Expenses is in excess of $250,000; provided, however, that the amount of Litigation Expenses shall be reduced by the amount of any insurance proceeds actually received or certain, in the reasonable judgment of Acquiror and Target Bank, to be received from an insurer of Target or Target Bank. "Litigation Expenses" includes the pre-tax amounts of each and every cost and expense incurred by Target or Target Bank from the date hereof until the Effective Time in connection with the resolution or final disposition of the Litigation Contingencies, including the amounts of any judgments, damages of all kinds, settlements, legal fees, court costs, costs of mediators, arbitrators and experts, reimbursements to third parties (including any insurer of Target or Target Bank) and all other expenses of or relating to the Litigation Contingencies. To the extent that an item related to a Litigation Expense shall have already been booked and expensed by Target and Target Bank as of the date hereof, no further adjustment shall be made as a result thereof. In the event

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of an adjustment to the Exchange Ratio resulting from Litigation Expenses, the Exchange Ratio shall be calculated (to the nearest ten thousandth) according to the following:

      (V) If the Average Closing Price is not less than $15.15 and is not more than $17.61, the Exchange Ratio shall be calculated according to the following formula:

$28.75 - X Average Closing Price;

      (W) If the Average Closing Price is more than $17.61, but not more than $18.42, the Exchange Ratio shall be calculated according to the following formula;

$28.75 - X $17.61

      (X) If the Average Closing Price is more than $18.42, the Exchange Ratio shall be calculated according to the following formula:

$30.09 - X Average Closing Price

provided, however, that if Acquiror shall have entered into a definitive agreement for a Change of Control (which definitive agreement shall not have terminated at the Effective Time) and the Average Closing Price is more than $18.42, the Exchange Ratio shall be as calculated in (W), above;

      (Y) If the Average Closing Price is less than $15.15 but not less than $14.33, the Exchange Ratio shall be calculated according to the following formula;

$28.15 - X $15.15

      (Z) If the Average Closing Price is less than $14.33, the Exchange Ratio shall be calculated according to the following formula:

$27.19 - X Average Closing Price

subject to Acquiror's right to terminate the Agreement as set forth in Section 10.1(g).

In each of the foregoing, "x" represents the dollar amount of Litigation Expenses in excess of $250,000 divided by the outstanding shares of Target Stock (determined as of the day on which the Average Closing Price is determined.

    "Expenses" shall have the meaning given such term in Section 11.1.

    "Executive Officer" means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation.

    "FDIC" means the Federal Deposit Insurance Corporation.

    "Financial Statements of Acquiror" means the audited consolidated financial statements and notes thereto of Acquiror and the related opinions thereon for the years ended December 31, 1998, 1999 and 2000.

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    "Financial Statements of Target" means the audited consolidated financial statements and notes thereto of Target and the related opinions thereon for the years ended December 31, 1998, 1999 and 2000.

    "FRB" shall mean the Board of Governors of the Federal Reserve System.

    "GAAP" means generally accepted accounting principles.

    "Governmental Entity" means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

    "Hazardous Materials" shall have the meaning given such term in Section 3.10.

    "Immediate Family" shall mean a Person's spouse, parents, in-laws, children and siblings.

    "IRS" shall mean the Internal Revenue Service.

    "Investment Securities" means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

    "Litigation Contingencies" means the unresolved litigation matters set forth on Target's and Target Bank's Disclosure Letter in response to Section 4.9.

    "Litigation Expenses" shall have the meaning given such term in the definition of "Exchange Ratio."

    "Merger" shall have the meaning given such term in the Recitals.

    "Operating Loss" shall have the meaning given such term in Section 4.24.

    "Party" means any of Acquiror, Bank, Target or Target Bank.

    "Permit" means any United States federal, foreign, state, local or other license, permit, franchise, certificate of authority, order of approval necessary or appropriate under applicable Rules.

    "Person" means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

    "Proxy Statement" means the proxy statement that is included as part of the S-4 and used to solicit proxies for the Target Shareholders' Meeting and to offer and sell the shares of Acquiror Stock to be issued in connection with the Merger.

    "Related Group of Persons" means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

    "Rule" means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

    "S-4" means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Acquiror Stock to be issued in the Merger under the Securities Act and includes the Proxy Statement which will be used to solicit proxies for the Target Shareholders' Meeting.

    "SEC" means the Securities and Exchange Commission.

    "SEC Reports" mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC or other Governmental Entity.

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    "Securities Act" means the Securities Act of 1933, as amended.

    "Stock Option Agreement" shall have the meaning given such term in the Recitals and in the certain Stock Option Agreement entered into by the Parties concurrently with this Agreement.

    "Surviving Bank" means the Bank as the California state-chartered bank surviving the Bank Merger of Target Bank with and into Bank.

    "Tank" shall have the meaning given such term in Section 3.10.

    "Third Party Consent" shall have the meaning given such term in subsection (b) of Section 5.7.

    "Target" shall have the meaning given such term in the introductory clause.

    "Target Bank" shall have the meaning given such term in the introductory clause.

    "Target Bank Stock" means the common stock, $1.25 par value of Target Bank.

    "Target Benefit Arrangement" shall have the meaning given such term in Section 4.18.

    "Target's Directors Agreement" shall mean an agreement, substantially in the form attached as Exhibit 2.6.

    "Target Dissenting Shares" means shares of Target Stock held by "dissenting shareholders" within the meaning of Chapter 13 of the CGCL.

    "Target Perfected Dissenting Shares" means Dissenting Shares which the holders thereof have not withdrawn or caused to lose their status as Target Dissenting Shares.

    "Target Property" shall have the meaning given such term in Section 4.25.

    "Target Scheduled Contracts" shall have the meaning given such term in Section 4.30.

    "Target Shareholders' Meeting" shall have the meaning given such term in Section 6.6.

    "Target Stock" means the common stock, $0.50 par value, of Target.

    "Target Stock Options" shall have the meaning given such term in Section 4.2.

    "Target Stock Option Plan" means Target's 1994 and 1998 stock option plans.

    "To the knowledge" shall have the meaning given such term in Section 11.13.

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ARTICLE 2

CONSUMMATION OF THE MERGER AND THE BANK MERGER

    2.1  The Merger; the Bank Merger; Plan of Reorganization.

    (a) Subject to the terms and conditions of this Agreement and the Agreement of Merger, at the Effective Time, Target shall merge with and into Acquiror in accordance with the procedures specified in the CGCL with Acquiror as the survivor. Simultaneous with the Effective Time, pursuant to the Agreement of Bank Merger to be executed by Bank and Target Bank, Target Bank will be merged into Bank in accordance with the procedures specified in the CFC. Bank will be the Surviving Bank in the Bank Merger.

    (b) The Charter Documents of Bank as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law and the members of the Board of Directors and the Executive Officers of Bank immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of the Surviving Bank; except that Bank shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of authorized directors of Bank shall be expanded by one and (ii) one of the current directors of Target (who shall be mutually selected by Acquiror and Target) shall be added to the Board of Directors of Bank and shall serve until the earlier of his resignation or removal or until his successor is duly elected and qualified (clause (i) and (ii) being hereinafter collectively referred to as the "Bank Corporate Governance Changes").

    (c) The Charter Document of Acquiror as in effect immediately prior to the Effective Time shall continue in effect after the Merger until thereafter amended in accordance with applicable law, the members of the Board of Directors and the Executive Officers of Acquiror immediately prior to the Merger shall continue in their respective positions after the Merger and be the Board of Directors and Executive Officers of Acquiror and the operations of Acquiror shall continue in effect after the Merger; except that Acquiror shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of authorized directors of Acquiror shall be expanded by one and (ii) one of the current directors of Target (who shall be mutually selected by Acquiror and Target) shall be added to the Board of Directors of Acquiror and shall serve until the earlier of his resignation or removal or until his respective successor is duly elected and qualified (clauses (i) and (ii) being hereinafter collectively referred to as the "Acquiror Corporate Governance Changes").

    (d) At the Effective Time, the corporate existence of Target shall be merged and continued in Acquiror. All assets, rights, franchises, titles and interests of Target and Acquiror, in and to every type of property (real, personal and mixed, including all the right, title and interest to Target's and Target Bank's names, trade names, service marks and the like) and chooses in action shall be transferred to and vested in Acquiror by virtue of the Merger without any deed or other transfer, and Acquiror, without any order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Target and Acquiror at the Effective Time. At the Effective Time, Acquiror shall be liable for all liabilities of Target and Acquiror and all debts, liabilities, obligations and contracts of Target and Acquiror, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Target and Acquiror, shall be those of Acquiror; and all rights of creditors or other obligees and all liens on property of Target and Acquiror shall be preserved unimpaired.

    (e) At the effective time of the Bank Merger, the corporate existence of Target Bank shall be merged and continued in Bank under Bank's certificate of authority. All assets, rights, franchises, titles and interests of Target Bank and Bank, in and to every type of property (real, personal and mixed,

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including all the right, title and interest to Target Bank's names, trade names, service marks and the like) and chooses in action shall be transferred to and vested in Bank by virtue of the Bank Merger without any deed or other transfer, and Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Target Bank and Bank at the effective time of the Bank Merger. At the effective time of the Bank Merger, Bank shall be liable for all liabilities of Target Bank and Bank, matured or unmatured, whether debts, liabilities, obligations and contracts of Target Bank and Bank, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Target Bank and Bank, shall be those of Bank; and all rights of creditors or other obligees and all liens on property of Target Bank and Bank shall be preserved unimpaired.

    2.2  Effective Time.  The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Merger and the Bank Merger, (iii) the expiration of all required waiting periods, and (iv) the expiration of the 30 day period following the mailing by Target to its shareholders of a notice of approval of the Merger by the outstanding shares pursuant to Section 1301 of the CGCL, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing by the California Secretary of State of the Agreement of Merger as specified in the CGCL. Such time is referred to herein as the "Effective Time."

    2.3  Conversion of Shares.  At the Effective Time and pursuant to the Agreement of Merger:

    (a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Target Stock shall, without any further action on the part of Target or the holders of any of such shares, be converted into shares of Acquiror Stock in accordance with the Exchange Ratio.

    (b) Each outstanding share of Acquiror Stock shall remain outstanding and shall not be converted or otherwise affected by the Merger.

    2.4  Certain Exceptions and Limitations.  (A) Any shares of Target Stock held by Acquiror or any subsidiary of Acquiror (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; (B) Target Perfected Dissenting Shares shall not be converted into shares of Acquiror Stock, but shall, after the Effective Time, be entitled only to such rights as are granted them by Chapter 13 of the CGCL (each dissenting shareholder who is entitled to payment for his shares of Target Stock shall receive such payment in an amount as determined pursuant to Chapter 13 of CGCL), and (C) no fractional shares of Acquiror Stock shall be issued in the Merger and, in lieu thereof, each holder of Target Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Average Closing Price.

    2.5  Exchange Procedures.

    (a) As of the Effective Time, Acquiror shall have deposited with the Exchange Agent for the benefit of the holders of shares of Target Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Acquiror Stock issuable pursuant to Section 2.3 in exchange for shares of Target Stock outstanding immediately prior to the Effective Time, and funds in an amount not less than the amount of cash payable in lieu of fractional shares of Acquiror Stock which would otherwise be payable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the "Exchange Fund").

    (b) Acquiror shall direct the Exchange Agent to mail promptly after the Effective Time, to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Target Stock (the "Certificates") whose shares were converted into the right to receive shares of Acquiror Stock pursuant to Section 2.3 hereof: (i) a letter of transmittal

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(which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Stock. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that amount of cash and a certificate representing that number of whole shares of Acquiror Stock which such holder has the right to receive pursuant to the provisions of Sections 2.3 and 2.4 hereof, and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Target Stock, the transfer of ownership which is not registered in the transfer records of Target, a certificate representing the proper number of shares of Acquiror Stock may be issued to a transferee if the Certificate representing such Target Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Acquiror Stock and cash in lieu of any fractional shares of stock as contemplated by this Section 2.5. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Target should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Acquiror, such bond in form and substance and with surety reasonably satisfactory to Acquiror and shall be entitled to receive the certificate representing the proper number of shares of Acquiror Stock and cash in lieu of fractional shares in accordance with Sections 2.3 and 2.4 hereof.

    (c) No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4 until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Stock issued in exchange thereof, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Acquiror Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distribution with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Acquiror Stock.

    (d) All shares of Acquiror Stock issued upon the surrender for exchange of Target Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Stock, and there shall be no further registration of transfers on the stock transfer books of Target or Acquiror of the shares of Target Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to Acquiror for any reason, they shall be canceled and exchanged as provided in this Agreement.

    (e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Target following the passage of six months after the Effective Time shall be delivered to Acquiror, upon demand, and any shareholders of Target who have not theretofore complied with this Section 2.5 shall thereafter look only to Acquiror for payment of their claim for Acquiror Stock, any cash in lieu of fractional shares of Acquiror Stock and any dividends or distributions with respect to Acquiror Stock.

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    (f)  Neither Acquiror nor Target shall be liable to any holder of shares of Target Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Acquiror Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Acquiror Stock for the account of the Persons entitled thereto. Former shareholders of record of Target shall be entitled to vote after the Effective Time at any meeting of Acquiror shareholders the number of whole shares of Acquiror Stock into which their respective shares of Target Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Acquiror Stock in accordance with the provisions of this Agreement.

    2.6  Directors' Agreements.  Concurrently with the execution of this Agreement, Target shall cause each of its respective directors to enter into a Target's Directors' Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND BANK

    Acquiror and Bank represent and warrant to Target and Target Bank as follows:

    3.1  Incorporation, Standing and Power.  Acquiror has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of California and is registered as a bank holding company under the BHC Act. Bank has been duly incorporated and is validly existing as a banking company under the laws of California and is authorized by the Commissioner to conduct a general banking business with trust powers. Bank's deposits are insured by the FDIC in the manner and to the extent provided by law. Acquiror and Bank have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Acquiror or Bank nor the location of any of their respective properties requires that Acquiror or Bank be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would, individually or in the aggregate, have a materially adverse effect on the financial condition, results of operation or business of Acquiror on a consolidated basis.

    3.2  Capitalization.  As of the date of this Agreement, the authorized capital stock of Acquiror consists of 50,000,000 shares of Acquiror Stock, of which 10,957,940 shares are outstanding and 25,000,000 shares of Preferred Stock, of which no shares are outstanding. As of the date of this Agreement, the authorized capital stock of Bank consists of 10,125,000 shares of Bank Stock, of which 100 shares are outstanding and are owned by Acquiror without Encumbrance. All the outstanding shares of Acquiror Stock and Bank Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except for Acquiror Stock Options covering shares of Acquiror Stock granted pursuant to the Acquiror Stock Option Plan and except as set forth in Acquiror's Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Acquiror Stock or Bank Stock or any other securities convertible into such stock, and neither Acquiror nor Bank is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

    3.3  Subsidiaries.  Except as set forth in Acquiror's Disclosure Letter, neither Acquiror nor Bank own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

    3.4  Financial Statements.  Acquiror has previously furnished to Target a copy of the Financial Statements of Acquiror. The Financial Statements of Acquiror: (a) present fairly the consolidated

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financial condition of Acquiror as of the respective dates indicated and its consolidated results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Acquiror have been conducted in accordance with generally accepted auditing standards. The books and records of Acquiror and Bank are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Acquiror and (ii) of liabilities incurred since December 31, 2000 in the ordinary course of business and consistent with past practice, neither Acquiror nor Bank has any liabilities, whether absolute, accrued, contingent or otherwise.

    3.5  Authority of Acquiror and Bank.  The execution and delivery by Acquiror and Bank of this Agreement and, subject to the requisite approval of Acquiror as the sole shareholder of Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Acquiror and Bank, and this Agreement is a valid and binding obligation of Acquiror and Bank enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1818(b)(6)(D). Except as set forth in Acquiror's Disclosure Letter, neither the execution and delivery by Acquiror and Bank of this Agreement, the consummation of the Merger, the Bank Merger or the transactions contemplated herein, nor compliance by Acquiror and Bank with any of the provisions hereof, will: (a) violate any provision of their respective Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Acquiror or Bank is a party, or by which Acquiror or Bank or any of their respective properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Acquiror on a consolidated basis; or (c) violate any Rule applicable to Acquiror or Bank or any of their respective properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Acquiror or Bank, and no Consent of any Person, is required in connection with the execution and delivery by Acquiror and Bank of this Agreement or the consummation by Acquiror and Bank of the Merger, the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by Acquiror as the sole shareholder of Bank; (ii) such approvals or notices as may be required by the FRB, the Commissioner and the FDIC; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Acquiror's Disclosure Letter.

    3.6  Litigation.  To the knowledge of Acquiror and Bank, neither Acquiror nor Bank is a party to any pending or, to the knowledge of any of the officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

    3.7  Compliance With Laws and Regulations.  Except as set forth in Acquiror's Disclosure Letter, neither Acquiror nor Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Acquiror or Bank.

    3.8  Brokers and Finders.  Except as provided in Acquiror's Disclosure Letter with copies of any such agreements attached, neither Acquiror nor Bank is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

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    3.9  Absence of Material Change.  Since December 31, 2000, the businesses of Acquiror and Bank have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Acquiror's Disclosure Letter, there has not occurred since December 31, 2000 any event that has had or may reasonably be expected to have a material adverse effect on the business, financial condition or results of operation of Acquiror or Bank.

    3.10  Environmental Matters.  Except as set forth in Acquiror's Disclosure Letter, to the knowledge of Acquiror and Bank, (i) each of Acquiror and Bank is in compliance with all Environmental Laws; (ii) there are no Tanks on or about Acquiror Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Acquiror Property; (iv) neither Acquiror nor Bank has loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, there is no claim, action , suit, or proceeding or notice thereof before any Governmental Entity pending against Acquiror or Bank or concerning property securing Acquiror and Bank loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Acquiror Property or property securing Acquiror or Bank loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Acquiror or Bank. For purposes of this Agreement, the term "Environmental Laws" shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. "Acquiror Property" shall mean real estate currently owned, leased, or otherwise used by Acquiror or Bank, or in which Acquiror or Bank has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Acquiror or Bank in its capacity as a trustee or otherwise. "Tank" shall mean treatment or storage tanks, sumps, or water, gas or oil wells and associated piping transportation devices. "Hazardous Materials" shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 U.S.C. Section 9601, et seq.); the Resource Conservation and Recovery Act (42 U.S.C. Section 6901, et seq.); the Clean Air Act, as amended (42 U.S.C. Section 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Section 1251, et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. Section 2601, et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Section 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Section 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 U.S.C. Section 801, et seq.); the Safe Drinking Water Act (42 U.S.C. Section 300f, et seq.); and all comparable state and local laws, including without limitation, the Carpenter-Presley-Tanner Hazardous Substance Account Act (State Superfund), the Porter-Cologne Water Quality Control Action, Section 25140, 25501(j) and (k);

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25501.1.25281 and 25250.1 of the California Health and Safety Code and/or Article I of Title 22 of the California Code of Regulations, Division 4, Chapter 30; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB's), asbestos or urea formaldehyde foam insulation.

    3.11  Community Reinvestment Act.  Bank received a rating of "satisfactory" or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Acquiror nor Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

    3.12  Pooling of Interests.  It is intended that the Merger be accounted for on a pooling of interests basis, and, except as disclosed in the Acquiror's Disclosure Letter, no event has occurred to the knowledge of Acquiror or Bank or is reasonably foreseeable (including any transaction contemplated by this Agreement) that could alter such treatment.

    3.13  SEC Reports.  As of the respective dates, since December 31, 1997, none of Acquiror's SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading.

    3.14  Trust Administration.  Acquiror and Bank did not exercise trust powers, including, but not limited to, trust administration, prior to January 1, 2001 and have not exercised such trust powers for a period of at least 3 years prior to said; provided, however, Bank was granted authority to exercise trust powers by the Commissioner and the FDIC. Bank commenced the exercise of trust power on or about January 1, 2001. The term "trusts" as used in this Section 3.14 includes (i) any and all common law or other trusts between an individual, corporation or other entities and Acquiror or Bank, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents' estates where Acquiror or Bank are serving or have served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Acquiror or Bank are serving or have served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Acquiror or Bank are serving or have served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

    3.15  Regulatory Approvals.  To the knowledge of Acquiror and Bank, except as described in Acquiror's Disclosure Letter, Acquiror and Bank have no reason to believe that they would not receive all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

    3.16  Performance of Obligations.  Acquiror and Bank has each performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Acquiror's and Bank's knowledge, no party with whom either has an agreement that is material to its business is in default thereunder.

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    3.17  Licenses and Permits.  Each of Acquiror and Bank has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Acquiror. The properties and operations of Acquiror and Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

    3.18  Undisclosed Liabilities.  Except as set forth in Acquiror's Disclosure Letter neither Acquiror nor Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been:(a) reflected or disclosed in the Financial Statements of Acquiror or (b) incurred subsequent to December 31, 2000 in the ordinary course of business. Neither Acquiror nor Bank knows of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, financial condition or results of operations of Acquiror that is not fairly reflected in the Financial Statements of Acquiror or otherwise disclosed in this Agreement.

    3.19  Accounting Records.  Each of Acquiror and Bank maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management's general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Acquiror or Bank which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF
TARGET AND TARGET BANK

    Target and Target Bank represent and warrant to Acquiror and Bank as follows:

    4.1  Incorporation, Standing and Power.  Target has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of California and is registered as a bank holding company under the BHC Act. Target Bank has been duly incorporated and is validly existing as a banking company under the laws of California and is authorized by the Commissioner to conduct a general banking business. Target Bank's deposits are insured by the FDIC in the manner and to the extent provided by law. Target and Target Bank have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Target or Target Bank nor the location of any of their respective properties requires that Target or Target Bank be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would, individually or in the aggregate, have a materially adverse effect on the financial condition, results of operation or business of Target on a consolidated basis.

    4.2  Capitalization.  As of the date of this Agreement, (i) the authorized capital stock of Target consists of 5,000,000 shares of Target Stock, of which 2,106,934 shares are outstanding, and (ii) there are options outstanding to purchase 332,494 shares at an average exercise price of $18.03 ("Target Stock Options"). As of the date of this Agreement, the authorized capital stock of Target Bank consists of 720,000 shares of Target Bank Stock, of which 523,200 shares are outstanding and are owned by Target without Encumbrance. All the outstanding shares of Target Stock and Target Bank Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except for Target Stock Options covering shares of Target Stock granted pursuant to the Target Stock Option Plan and except as set forth in Target's Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Target Stock or Target Bank Stock or any other

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securities convertible into such stock, and neither Target nor Target Bank is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

    4.3  Subsidiaries.  Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

    4.4  Financial Statements.  Target has previously furnished to Acquiror a copy of the Financial Statements of Target. The Financial Statements of Target: (a) present fairly the consolidated financial condition of Target as of the respective dates indicated and its consolidated results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Target have been conducted in accordance with generally accepted auditing standards. The books and records of Target and Target Bank are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Target and (ii) of liabilities incurred since December 31, 2000 in the ordinary course of business and consistent with past practice, neither Target nor Target Bank has any liabilities, whether absolute, accrued, contingent or otherwise.

    4.5  Authority of Target and Target Bank.  The execution and delivery by Target and Target Bank of this Agreement and, subject to the requisite approval of Target as the sole shareholder of Target Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Target and Target Bank, and this Agreement is a valid and binding obligation of Target and Target Bank enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1818(b)(6)(D). Except as set forth in Target's Disclosure Letter, neither the execution and delivery by Target and Target Bank of this Agreement, the consummation of the Merger, the Bank Merger or the transactions contemplated herein, nor compliance by Target and Target Bank with any of the provisions hereof, will: (a) violate any provision of their respective Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Target or Target Bank is a party, or by which Target or Target Bank or any of their respective properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Target on a consolidated basis; or (c) violate any Rule applicable to Target or Target Bank or any of their respective properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Target or Target Bank, and no Consent of any Person, is required in connection with the execution and delivery by Target and Target Bank of this Agreement or the consummation by Target and Target Bank of the Merger, the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by Target as the sole shareholder of Target Bank; (ii) such approvals or notices as may be required by the FRB, the Commissioner and the FDIC; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Target's Disclosure Letter.

    4.6  Insurance.  Target and Target Bank have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for its businesses, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or

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generally disclaiming liability thereunder. Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank is in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Target's Disclosure Letter sets forth a list of all policies of insurance carried and owned by Target or Target Bank, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Target and Target Bank is sufficient for compliance by Target and Target Bank with all material requirements of law and regulations and agreements to which they are subject or are a party.

    4.7  Title to Assets.  Target's Disclosure Letter sets forth a summary of all items of personal property and equipment with a book value of $50,000 or more, or having an annual lease payment of $15,000 or more, owned or leased by Target or Target Bank. Target and Target Bank have good and marketable title to all their respective properties and assets, other than real property, owned or stated to be owned by Target or Target Bank, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Target; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Target or Target Bank, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Target or Target Bank; or (d) as set forth in Target's Disclosure Letter.

    4.8  Real Estate.  Target's Disclosure Letter sets forth a list of all real property, including leaseholds, owned by Target or Target Bank, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which either is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which either is a party. Target and/or Target Bank have good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Target's Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or sublessees in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Target or Target Bank, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Target or Target Bank; or (d) as set forth in Target's Disclosure Letter. Target and/or Target Bank, as lessee, have the right under valid and subsisting leases to occupy, use and possess all property leased by it, as identified in Target's Disclosure Letter, and, to the knowledge of Target or Target Bank, there has not occurred under any such lease any breach, violation or default. Except as set forth in Target's Disclosure Letter and except with respect to deductibles under insurance policies set forth in Target's Disclosure Letter, neither Target nor Target Bank has experienced any uninsured damage or destruction with respect to the properties identified in Target's Disclosure Letter. To the knowledge of Target and Target Bank, all properties and assets used by Target and Target Bank are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Target and Target Bank enjoy peaceful and undisturbed possession under all leases for the use of real or personal property under which they are the lessee, and, to the knowledge of Target, all leases to which Target and Target Bank are a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Neither Target not Target Bank is in default with respect to any such lease, and to the knowledge of the officers of Target and Target Bank no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Target's Disclosure Letter.

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    4.9  Litigation.  Except as set forth in Target's Disclosure Letter, to the knowledge of Target and Target Bank, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Target's and Target Bank's knowledge threatened, against Target, Target Bank or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Target or Target Bank. Also, except as disclosed in Target's Disclosure Letter, there are no judgments, decrees, stipulations or orders against Target enjoining it or any of its directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Target or Target Bank. To the knowledge of Target and Target Bank, neither Target nor Target Bank is not a party to any pending or, to the knowledge of any of the officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

    4.10  Taxes.  Except as set forth in Target's Disclosure Letter, Target and Target Bank have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Target's Disclosure Letter, Target and Target Bank have filed all required payroll tax returns, has fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Target and Target Bank in connection with the tax returns described in the preceding sentence were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Target and Target Bank and, to the extent required by generally accepted accounting procedures, reflected in the Financial Statements of Target, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Target's Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Target and Target Bank and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Target and Target Bank; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Target and Target Bank and lists each tax case of Target and Target Bank currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent's report issued to Target and Target Bank within the last twelve (12) months. Except as set forth in Target's Disclosure Letter, to the knowledge of Target and Target Bank, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Target or Target Bank. To the knowledge of Target and Target Bank, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Target's Disclosure Letter.

    4.11  Compliance with Laws and Regulations.  Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Target or Target Bank.

    4.12  Performance of Obligations.  Target and Target Bank has each performed all of the obligations required to be performed by it to date and is not in material default under or in breach of

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any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Target's and Target Bank's knowledge, no party with whom either has an agreement that is material to its business is in default thereunder.

    4.13  Employees.  Except as set forth in Target's Disclosure Letter, there are no controversies pending or threatened between Target or Target Bank and any of their respective employees that are likely to have a material adverse effect on the consolidated business, financial condition or results of operation of Target. Neither Target nor Target Bank is a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

    4.14  Brokers and Finders.  Except as provided in Target's Disclosure Letter with copies of any such agreements attached, neither Target nor Target Bank is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

    4.15  Absence of Material Change.  Since December 31, 2000, the businesses of Target and Target Bank have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Target's Disclosure Letter, there has not occurred since December 31, 2000 any event that has had or may reasonably be expected to have a material adverse effect on the business, financial condition or results of operation of Target or Target Bank.

    4.16  Licenses and Permits.  Each of Target and Target Bank has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Target. The properties and operations of Target and Target Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

    4.17  Undisclosed Liabilities.  Except as set forth in Target's Disclosure Letter neither Target nor Target Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been:(a) reflected or disclosed in the Financial Statements of Target or (b) incurred subsequent to December 31, 2000 in the ordinary course of business. Neither Target nor Target Bank knows of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, financial condition or results of operations of Target that is not fairly reflected in the Financial Statements of Target or otherwise disclosed in this Agreement.

    4.18  Employee Benefit Plans.

    (a) Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank has any "employee benefit plan," as defined in Section 3(3) of ERISA.

    (b) Target's Disclosure Letter sets forth copies or descriptions of each Benefit Arrangement maintained or otherwise contributed to by Target or Target Bank (such plans and arrangements being collectively referred to herein as "Target Benefit Arrangements"). Except as set forth in Target's Disclosure Letter, all Target Benefit Arrangements which are in effect have been in effect from at least December 31, 1999. Except as set forth in Target's Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 1999. Except as set forth in Target's Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Target since December 31, 1999, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 1999. Except as set forth in Target's Disclosure

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Letter, there is no contract, agreement or benefit arrangement covering any employee of Target or Target Bank which individually or collectively could give rise to the payment of any amount which would constitute an "excess parachute payment," as such term is defined in Section 280(G) of the Code.

    (c) With respect to all Target Benefit Arrangements, Target and Target Bank are in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

    (d) Except for the contracts set forth in Target's Disclosure Letter, each Target Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Target or Target Bank within a period of 30 days following the Effective Time of the Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination; Target is in the process of amending that certain Employment Agreement by and between Target Bank and Gerald J. Lukiewski dated March 2, 1998 and Amendment No. 1 thereto dated August 3, 1998 (collectively the "Employment Agreement") pursuant to which Target Bank and Gerald J. Lukiewski ("Lukiewski") agree to eliminate any accruals after December 31, 1999 for Lukiewski under that certain Senior Executive Retirement Plan and in lieu thereof, transferring a life insurance policy to Lukiewski with a face amount of approximately $630,483 and a cash surrender value of approximately $71,313, plus an amount equal to the "gross-up" of his taxes in such transaction.

    4.19  Corporate Records.  The Charter Documents of Target and Target Bank and all amendments thereto to the date hereof (true, correct and complete copies of which are set forth in Target's Disclosure Letter) are in full force and effect as of the date of this Agreement. The minute books of Target and Target Bank, together with the documents and other materials incorporated therein by reference, reflect all meetings held and contain complete and accurate records of all corporate actions taken by the board of directors of Target and Target Bank (or any committees thereof) and stockholders. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or any committees thereof) or of the stockholders of Target or Target Bank.

    4.20  Accounting Records.  Each of Target and Target Bank maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management's general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Target or Target Bank which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

    4.21  Offices and ATMS.  Set forth in Target's Disclosure Letter is a list of the headquarters of Target Bank (identified as such) and each of the offices and automated teller machines ("ATMs") maintained and operated (or to be maintained and operated) by Target Bank (including, without limitation, representative and loan production offices and operations centers) and the location thereof. Except as set forth in Target's Disclosure Letter, Target Bank maintains no other office or ATM and conducts business at no other location, and Target Bank has not applied for nor received permission to open any additional branch nor operate at any other location.

    4.22  Loan Portfolio.  Target's Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Target Bank of $25,000 or more, that have been classified by itself, its bank examiners or auditors (external or internal) as "Watch List," "Substandard," "Doubtful," "Loss" or any comparable classification; and (b) all loans

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due to Target Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Target Bank's allowance for loan losses is and will be at the Effective Time adequate and in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity. Target has no loans, leases, extensions of credit or commitments to extend credit.

    4.23  Power of Attorney.  Except as set forth in Target's Disclosure Letter, neither Target nor Target Bank has granted any Person a power of attorney or similar authorization that is presently in effect or outstanding.

    4.24  Operating Losses.  Target's Disclosure Letter sets forth any Operating Loss which has occurred at Target Bank during the period after December 31, 2000. To the knowledge of Target Bank, no action has been taken or omitted to be taken by an employee of Target Bank that has resulted in the incurrence by Target Bank of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2000, which, net of any insurance proceeds payable in respect thereof, would exceed $25,000 "Operating Loss" means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

    4.25  Environmental Matters.  Except as set forth in Target's Disclosure Letter, to the knowledge of Target and Target Bank, (i) each of Target and Target Bank is in compliance with all Environmental Laws; (ii) there are no Tanks on or about Target Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Target Property; (iv) neither Target nor Target Bank has loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, there is no claim, action , suit, or proceeding or notice thereof before any Governmental Entity pending against Target or Target Bank or concerning property securing Target and Target Bank loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Target Property or property securing Target or Target Bank loans, relating to the foregoing representations (i)—(iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Target or Target Bank. "Target Property" shall mean real estate currently owned, leased, or otherwise used by Target or Target Bank, or in which Target or Target Bank has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Target or Target Bank in its capacity as a trustee or otherwise

    4.26  Community Reinvestment Act.  Target Bank received a rating of "satisfactory" or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Target Bank has not been advised of any concerns regarding Target Bank's compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

    4.27  Derivatives.  Neither Target nor Target Bank is currently a party to any interest rate swap, cap, floor, option agreement, other interest rate risk management arrangement or agreement or derivative-type security or derivative arrangement or agreement.

    4.28  Pooling of Interests.  It is intended that the Merger be accounted for on a pooling of interests basis, and, except as disclosed in the Target's Disclosure Letter, no event has occurred to the knowledge of Target or Target Bank or is reasonably foreseeable (including any transaction contemplated by this Agreement) that could alter such treatment.

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    4.29  SEC Reports.  As of the respective dates, since December 31, 1997, none of Target's SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading.

    4.30  Material Contracts.  Except as set forth in Target's Disclosure Letter (all items listed or required to be listed in Target's Disclosure Letter as a result of this Section being referred to herein as "Target Scheduled Contracts"), neither Target nor Target Bank is a party or otherwise subject to:

    (a) any employment, deferred compensation, bonus or consulting contract;

    (b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

    (c) any contract or agreement that would restrict Acquiror or the Surviving Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

    (d) any collective bargaining agreement or other such contract or agreement with any labor organization;

    (e) any lease of real or personal property providing for annual lease payments by or to Target or Target Bank in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Target is lessor and leases of real property presently used by Target as banking offices.

    (f)  any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Target or Target Bank (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of their business) in personal property having a value of $25,000 or more;

    (g) any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Target or Target Bank;

    (h) any agreement to acquire equipment or any commitment to make capital expenditures of $25,000 or more;

    (i)  other than agreements entered into in the ordinary course of business with respect to DPC Property, any agreement for the sale of any property or assets in which Target or Target Bank has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

    (j)  any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Target or Target Bank);

    (k) any restrictive covenant contained in any deed to or lease of real property owned or leased by Target (as lessee) that materially restricts the use, transferability or value of such property;

    (l)  any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

    (m) any supply, maintenance or landscape contracts not terminable by Target or Target Bank without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

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    (n) other than as disclosed with reference to subparagraph (k) of this Section 4.30, any agreement which would be terminable other than by Target or Target Bank or as a result of the consummation of the transactions contemplated by this Agreement;

    (o) any contract of participation with any other bank in any loan entered into by Target Bank subsequent to December 31, 2000 in excess of $100,000 or any sales of assets of Target Bank with recourse of any kind to Target or Target Bank except the sale of mortgage loans, servicing rights, repurchase or reverse repurchase agreements, securities or other financial transactions in the ordinary course of business;

    (p) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $25,000 or more to or by Target or Target Bank other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of their business;

    (q) any material agreement, arrangement or understanding not made in the ordinary course of business;

    (r) any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Target or Target Bank;

    (s) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Target or Target Bank upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or

    (t)  any written agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the Commissioner, FDIC, FRB or any other regulatory agency.

    True copies of all Target Scheduled Contracts, including all amendments and supplements thereto, are attached to Target's Disclosure Letter.

    4.31  Trust Administration.  Target and Target Bank do not presently exercise trust powers, including, but not limited to, trust administration, and have not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term "trusts" as used in this Section 3.31 includes (i) any and all common law or other trusts between an individual, corporation or other entities and Target or Target Bank, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents' estates where Target or Target Bank are serving or have served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Target or Target Bank are serving or have served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Target or Target Bank are serving or have served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

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    4.32  Regulatory Approvals.  To the knowledge of Target and Target Bank, except as described in Target's Disclosure Letter, Target and Target Bank have no reason to believe that they would not receive all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

    4.33  Indemnification.  Other than pursuant to the provisions of their respective Charter Document, and the agreement with the Findley Group, neither Target nor Target Bank is a party to any indemnification agreement with any of its present officers, directors, employees, agents or other persons who serve or served in any capacity with any other enterprise at the request of Target or Target Bank, and to the knowledge of Target, there are no claims for which any of such persons would be entitled to indemnification by Target or Target Bank if such provisions were deemed in effect, except as set forth in Target's Disclosure Letter.

    4.34  Intellectual Property.  Except as set for in Target's Disclosure Letter, Target and Target Bank own or possess valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in their respective businesses; and neither Target nor Target Bank has received any notice with respect thereto that asserts the rights of others,. Target and Target Bank have in all material respects performed all the obligations required to be performed by them, and are not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF
ACQUIROR AND BANK AFTER THE DATE HEREOF

    Acquiror and Bank covenant and agree with Target and Target Bank as follows:

    5.1  Access.

    (a) Acquiror and Bank will authorize and permit Target, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of either Acquiror or Bank, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Target may from time to time reasonably request. Acquiror and Bank shall permit Target, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Acquiror and Bank with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Target considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Acquiror and Bank, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Acquiror and Bank. Acquiror and Bank will cause Arthur Andersen LLP ("AA") to make available to Target, its accountants, counsel and other agents, such personnel, work papers and other documentation of AA relating to its work papers and its audits of the books and records of Acquiror and Bank as may be requested by Target in connection with its review of the foregoing matters.

    (b) The Chairman of the Board of Target, or in his absence another representative of Target selected by him, shall be invited by Acquiror and Bank to attend all regular and special Board of Directors' and Executive Committee meetings of Acquiror or Bank from the date hereof until the Effective Time. Acquiror and Bank shall inform Target of all such Board meetings at least 5 Business

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Days in advance of each meeting; provided, however, that the attendance of such representative of Target shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of either Acquiror or Bank under this Agreement.

    5.2  Material Adverse Changes; Reports; Financial Statements; Filings.

    (a) Acquiror and Bank will promptly notify Target (i) of any event of which Acquiror or Bank obtains knowledge which may materially and adversely affect the business, financial condition, or results of operations of either Acquiror or Bank; or (ii) in the event Acquiror or Bank determine that it is possible that the conditions to the performance of Target set forth in Sections 8.1 and 8.3 may not be satisfied.

    (b) Acquiror and Bank will furnish to Target, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to either Acquiror or Bank, (i) a copy of any report submitted to the board of directors of either Acquiror or Bank and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Acquiror and Bank need not furnish Target any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Acquiror and Bank under, this Agreement; (ii) quarterly unaudited consolidated balance sheets and statements of operations, changes in stockholders' equity and cash flow for Acquiror and Bank; (iii) monthly unaudited consolidated balance sheets and statements of operations for Acquiror and Bank; (iv) as soon as available, all letters and communications sent by Acquiror to its shareholders and all reports filed by Acquiror or Bank with the SEC, the FRB, the FDIC, the Commissioner and any other Person; and (v) such other reports as Target may reasonably request relating to Acquiror or Bank.

    (c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Acquiror, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Acquiror and Bank for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

    5.3  Conduct of Business.

    (a) Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Acquiror or Bank shall not, without prior written consent of Target (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) Business Days of Target's receipt of written notice of a request for prior written consent, written notice of objection is not received by Acquiror and Bank):

      (1) amend, modify, terminate or fail to renew or preserve their material Permits;

      (2) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Acquiror, or split, combine or reclassify any shares of its capital stock or other Equity Securities except for cash dividends payable by Acquiror to its shareholders in accordance with past practice and not to exceed $0.18 per share per quarter;

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      (3) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Acquiror or Bank or any rights, options, or securities to acquire any Equity Securities of Acquiror or Bank;

      (4) amend or modify its Charter Documents except as contemplated hereby;

      (5) agree or make any commitment to take any actions prohibited by this Section 5.3;

      (6) take any action which would or is reasonably likely to (i) adversely affect the ability of Acquiror or Bank to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Acquiror's or Bank's ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Acquiror's or Bank's obligations hereunder, as set forth in Article 8 herein not being satisfied; and

      (7) knowingly take or cause to be taken any action which would disqualify the Merger and/or the Bank Merger as a "reorganization" within the meaning of Section 368 of the Code or prevent Acquiror from accounting for the business combination to be effected as a pooling-of-interests.

    (b) Between the date hereof and the Effective Time, Acquiror and Bank shall:

      (1) duly observe and conform in all material respects to all lawful requirements applicable to its business;

      (2) maintain their assets and properties in good condition and repair, normal wear and tear excepted;

      (3) promptly upon learning of such information, advise Target in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Acquiror Stock prior to the record date fixed for the Acquiror Shareholders' Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein; and

      (4) provide to Target, as soon as they become available, the proposed final draft of the opinions referred to in Sections 8.1(g) and (h) of this Agreement.

    5.4  Certain Loans and Other Extensions of Acquiror and Bank.  Acquiror and Bank will promptly inform Target of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Acquiror or Bank as "Watch List," "Substandard," "Doubtful," "Loss" or any comparable classification. Acquiror and Bank will furnish to Target, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

    (a) classified credits, showing with respect to each such credit in amount equal to or exceeding $500,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

    (b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $500,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

    (c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $500,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

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    (d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $500,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90+ day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

    (e) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

    (f)  loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

    (g) other real estate or assets owned, stating with respect to each its credit type; and

    (h) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 5.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined).

    5.5  Disclosure Letter.  Promptly in the case of material matters, and not less than monthly in the case of all other matters, Acquiror and Bank shall amend or supplement the Acquiror Disclosure Letter provided for herein pertaining to Acquiror and Bank as necessary so that the information contained therein accurately reflects the then current status of Acquiror and Bank and shall transmit copies of such amendments or supplements to Target in accordance with Section 11.12 of this Agreement.

    5.6  Bank Shareholder Approval.  Bank will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholder to be held as soon as practicable, for the purpose of voting on the Bank Merger, this Agreement and related matters. Acquiror shall vote all shares of Bank Stock which it owns at such meeting in favor of the Bank Merger, this Agreement and related matters.

    5.7  Consents and Approvals.

    (a) Acquiror and Bank will cooperate with Target in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Acquiror's and Bank's cooperation hereunder shall include, but not be limited to, providing all information concerning Acquiror or Bank and their respective shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

    (b) To the extent that the consent of a third party ("Third Party Consent") with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Acquiror or Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Acquiror and Bank shall use its best efforts to obtain such consent prior to the Effective Time.

    5.8  Compliance with Rules.  Acquiror and Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Acquiror or Bank.

    5.9  Agreement of Merger.  As soon as practicable, Acquiror and Bank shall execute the Agreement of Merger and the Agreement of Bank Merger, respectively.

    5.10  Affiliate and Five Percent Shareholder Agreements  Within thirty (30) days of the execution of this Agreement, (a) Acquiror and Bank shall deliver to Target a letter identifying all persons who are then "affiliates" of Acquiror or Bank under the Securities Act and (b) Acquiror shall advise the

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persons identified in such letter of the sale restrictions imposed under the pooling of interest accounting rules and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit 5.10. At least 10 Business Days prior to the issuance of the opinion to be provided for in Section 8.1(h), Acquiror shall use its best efforts to cause each person or group of persons who holds more than five percent (5%) of the Acquiror Stock to deliver to AA, Vavrinek, Trine, Day & Co. ("Vavrinek") and Knecht & Hansen, a letter stating that such shareholder(s) has no present plan or intention to dispose of Acquiror Stock and committing that such shareholder(s) will not dispose of Acquiror Stock in a manner to cause a violation of the "continuity of shareholder interest" requirements of Treasury Regulation 1.368-1.

    5.11  Insurance.

    (a) Acquiror and Bank shall permit Target (i) to extend the discovery period of its directors' and officers' liability insurance for a period of 48 months with respect to all matters arising from facts or events which occurred before the Effective Time for which Target would have had an obligation to indemnify its directors and officers or (ii) to buy "peace of mind" coverage from the California Bankers' Association; provided, however, that the total costs of the premiums for either of such alternatives shall not exceed $66,917.

    (b) If Acquiror or Bank or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, Acquiror or Bank shall take no action to impair the rights provided in this Section 5.11.

    (c) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each director or officer of Target and his or her heirs and representatives.

ARTICLE 6

AGREEMENTS WITH RESPECT TO
CONDUCT OF TARGET AND TARGET BANK AFTER THE DATE HEREOF

    Target and Target Bank covenant and agree with Acquiror and Bank as follows:

    6.1  Access

    (a) Target and Target Bank will authorize and permit Acquiror, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of either Target or Target Bank, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Acquiror may from time to time reasonably request. Target and Target Bank shall permit Acquiror, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Target and Target Bank with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Acquiror considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Target and Target Bank, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Target and Target Bank. Target and Target Bank will cause Vavrinek to make available to Acquiror, its accountants, counsel and other agents, such personnel, work papers and other documentation of Vavrinek relating to its work papers and its audits

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of the books and records of Target and Target Bank as may be requested by Acquiror in connection with its review of the foregoing matters.

    (b) The Chairman of the Board of Acquiror, or in his absence another representative of Acquiror selected by him, shall be invited by Target and Target Bank to attend all regular and special Board of Directors' and Executive Committee meetings of Target or Target Bank from the date hereof until the Effective Time. Target and Target Bank shall inform Acquiror of all such Board meeting at least 5 Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Acquiror shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of either Target or the Target Bank under this Agreement.

    6.2  Material Adverse Changes; Reports; Financial Statements; Filings.

    (a) Target and Target Bank will promptly notify Acquiror (i) of any event of which Target or Target Bank obtains knowledge which may materially and adversely affect the business, financial condition, or results of operations of either Target or Target Bank; (ii) in the event Target or Target Bank determine that it is possible that the conditions to the performance of Acquiror set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance that, to the best knowledge of Target or Target Bank, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Target or Target Bank of the services of any Executive Officer of Target or Target Bank.

    (b) Target and Target Bank will furnish to Acquiror, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within 5 Business Days after it is prepared or becomes available to either Target or Target Bank, (i) a copy of any report submitted to the board of directors of either Target or Target Bank and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Target and Target Bank need not furnish Acquiror any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Target and Target Bank under this Agreement; (ii) quarterly unaudited consolidated balance sheets and statements of operations, changes in stockholders' equity and cash flow for Target and Target Bank; (iii) monthly unaudited consolidated balance sheets and, statements of operations for Target and Target Bank; (iv) as soon as available, all letters and communications sent by Target to its shareholders and all reports filed by Target or Target Bank with the SEC, the FRB, the FDIC, the Commissioner and any other Person; and (v) such other reports as Acquiror may reasonably request relating to Target or Target Bank.

    (c) Each of the financial statements delivered pursuant to subsection (b) shall be prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Target, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Target and Target Bank for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

    6.3  Conduct of Business.

    (a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Target and Target Bank shall not, without prior written consent of Acquiror (which consent shall not be unreasonably withheld and which consent [except with respect to subparagraph (29) of this

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Section 6.3(a)] shall be deemed granted if within five (5) Business Days of Acquiror's receipt of written notice of a request for prior written consent, written notice of objection is not received by Target):

      (1) amend, modify, terminate or fail to renew or preserve their material Permits;

      (2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Target Scheduled Contract or any other material contract or agreement to which Target or Target bank is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

      (3) enter into any agreement or contract that would be required to be included as a Target Scheduled Contract.

      (4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

      (5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Target Stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $50,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $50,000;

      (6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary or employee benefits of any non-exempt employee or agent or pay any bonus, severance or similar payment to any Person, except in the ordinary course of business and consistent with past practice or established practices;

      (7) grant any promotion or any increase in the rate of pay to any employee, profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee;

      (8) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

      (9) issue, sell, or grant any Equity Securities of Target or Target Bank (except pursuant to the exercise of Target options outstanding as of the date hereof), any other securities (including long term debt), or any rights, options or securities to acquire any stock of Target Bank or Target Stock, or any Equity Securities of Target or Target Bank, or any other securities (including long term debt) of Target or Target Bank;

     (10)  declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Target, or split, combine or reclassify any shares of its capital stock or other Equity Securities except for cash dividends of not to exceed $0.15 per share per quarter paid in accordance with the established dividend practice of Target;

     (11)  purchase, redeem or otherwise acquire any Equity Securities, or other securities of Target or Target Bank or any rights, options, or securities to acquire any Equity Securities of Target or Target Bank;

     (12)  amend or modify its Charter Documents;

     (13)  make their credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect on December 31, 2000;

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     (14)  make any capital expenditures, or commitments with respect thereto, in excess of $25,000 except in the ordinary course of business and consistent with past practice;

     (15)  make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

     (16)  make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury or an agency of the United States Government the obligations of which are entitled to or implied to have the full faith and credit of the United States government and which have an original maturity not in excess of one year, or bank qualified investment grade municipal bonds, and except in any case, in the ordinary course of business consistent with the past practices, and which are not designated as trading;

     (17)  compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Acquiror in writing; file or amend any United States federal, foreign, state or local tax return without Acquiror's prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

     (18)  enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Target Benefit Arrangement in effect on the date of this Agreement to which either Target or Target Bank is a party or bound, except the amendment of the Employment Agreement described in Section 4.18(d);

     (19)  grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Acquiror;

     (20)  agree or make any commitment to take any actions prohibited by this Section 6.3;

     (21)  change any of Target's or Target Bank's basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Target's or Target Bank's business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

     (22)  take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Target's or Target Bank's ability to perform their covenants and agreements under this Agreement; (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied; or (iv) result in the termination of the President of Target or Target Bank;

     (23)  reclassify any Investment Security from hold-to-maturity or available for sale to trading;

     (24)  sell any Investment Security prior to maturity, except in the ordinary course of business;

     (25)  knowingly take or cause to be taken any action which would disqualify the Merger and/or the Bank Merger as a "reorganization" within the meaning of Section 368 of the Code or prevent Acquiror from accounting for the business combination to be effected as a pooling-of-interests;

     (26)  settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations except for the Litigation Contingencies which shall be governed by Section 6.3(a)(30) below;

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     (27)  make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

     (28)  incur any indebtedness for borrowed money or oassume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings made at prevailing market rates and terms; and

     (29)  grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis. Consent shall be deemed granted if within two Business Days of written notice delivered to Bank's Chief Credit Officer, written notice of objection is not received by Target.

     (30)  take any actions regarding the handling of the Litigation Contingencies without the advice and consent as to all matters relating thereto expressed by the prior written consent of Acquiror and/or Acquiror's legal counsel retained for this purpose.

    (b) Between the date hereof and the Effective Time, Target and Target Bank shall:

      (1) duly observe and conform in all material respects to all lawful requirements applicable to their business and conduct their respective businesses in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

      (2) maintain their assets and properties in good condition and repair, normal wear and tear excepted;

      (3) promptly upon learning of such information, advise Acquiror in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Target Stock prior to the record date fixed for the Target Shareholders' Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

      (4) promptly notify Acquiror regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent's report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Target or Target Bank, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Target or Target Bank; and

      (5) maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

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    6.4  Certain Loans and Other Extensions of Target.  Target and Target Bank will promptly inform Acquiror of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Target as "Watch List," "Substandard," "Doubtful," "Loss" or any comparable classification. Target will furnish to Acquiror, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

    (a) classified credits, showing with respect to each such credit in amount equal to or exceeding $50,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

    (b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $50,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

    (c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $50,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

    (d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $50,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

    (e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

    (f)  loans or leases (including any commitments) by Target or Target Bank to any director, officer, or employee of Target or Target Bank, or any shareholder holding 5% or more of the capital stock of Target, including with respect to each such loan or lease, the identity and, to the best knowledge of Target, the relation of the borrower to Target or Target Bank, the loan or lease type and the outstanding and undrawn amounts;

    (g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $50,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

    (h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

    (i)  loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

    (j)  other real estate or assets owned, stating with respect to each its credit type;

    (k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

    (l)  extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Acquiror (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

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    (m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office.

    6.5  Disclosure Letter.  Promptly in the case of material matters, and not less than monthly in the case of all other matters, Target and Target Bank shall amend or supplement the Target Disclosure Letter provided for herein pertaining to Target and Target Bank as necessary so that the information contained therein accurately reflects the then current status of Target and Target Bank and shall transmit copies of such amendments or supplements to Acquiror in accordance with Section 11.12 of this Agreement.

    6.6  Shareholder Approval.

    (a) Target will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the "Target Shareholders' Meeting") to be held as soon as practicable, for the purpose of voting on the transactions contemplated by this Agreement and related matters. In connection with the Target Shareholders' Meeting, (i) the Board of Directors of Target shall, subject to fiduciary duty, recommend shareholder approval of the Merger, the Bank Merger this Agreement and related matters; and (ii) Target shall use its best efforts to obtain such shareholder approval by the largest possible percentage and (iii) Target shall use its best efforts to cause the number of Target perfected dissenting shares to be the least possible number and in no event greater than 10.0%.

    (b) Target Bank will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholder to be held as soon as practicable, for the purpose of voting on the Bank Merger, this Agreement and related matters. Target shall vote all shares of Target Bank Stock which it owns at such meeting in favor of the Bank Merger, this Agreement and related matters.

    6.7  Consents and Approvals.

    (a) Target and Target Bank will cooperate with Acquiror in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Target's and Target Bank's cooperation hereunder shall include, but not be limited to, providing all information concerning Target and Target Bank and their shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

    (b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Target or Target Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Target and Target Bank shall use their best efforts to obtain such consent prior to the Effective Time.

    6.8  Preservation of Employment Relations Prior to Effective Time.  Target and Target Bank will use their best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Target and Target Bank through the Effective Time.

    6.9  Compliance with Rules.  Target and Target Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Target or Target Bank.

    6.10  Target Benefit Arrangements.  Subject to Section 9.1(d) hereof, Target, Target Bank and any effected officers, directors or employees shall mutually terminate all Target Benefit Arrangements (except for the Chief Executive Officer Retirement Plan, the Director Retirement Plan, the Senior Executive Retirement Plan, the employment agreement with Gerald Lukiewski of March 2, 1998 as

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amended on August 3, 1998 and the Change in Control Agreement with Gerald Lukiewski of April 27, 2000 (collectively "Excepted Arrangements")) without the imposition of any liability therefor to Acquiror, Bank or any other Party. The Excepted Arrangements shall be assumed by Bank in connection with the Bank Merger, provided that the liability assumed by the Bank shall not exceed the amount shown on Target's Disclosure Letter.

    6.11  Agreement of Merger.  As soon as practicable, Target and Target Bank shall execute the Agreement of Merger and Agreement of Bank Merger, respectively.

    6.12  No Shop.  Neither Target nor any of its Affiliates shall, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, and Target shall promptly notify Acquiror (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving Target: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of Target representing twenty-five percent (25%) or more of the asset of Target; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Target; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Target Stock; a solicitation of proxies in opposition to approval of the Merger by Target shareholders; or a public announcement of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Target from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Target Stock if and only if, prior to participating in any of the foregoing, (A) the Board of Directors of Target concludes in good faith that the Competing Transaction, if consummated, would result in a transaction more favorable to holders of Target Stock than the transaction contemplated by this Agreement; (B) the Board of Directors of Target determines in good faith based upon the written advice of outside counsel that participating in any such action is necessary for it to act in a manner not inconsistent with its fiduciary duties under applicable law; (C) at least 48 hours prior to providing any information or data to any person or entering into discussion or negotiations with any Person, the Board of Directors of Target notifies Acquiror of such inquires, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Target and Target Bank; provided, however, that the taking of any such action or actions by Target or Target Bank shall entitle Acquiror to terminate this Agreement pursuant to Section 10.1(f) hereof, and in no event shall this sentence or the previous sentence operate to excuse or modify the obligations of Target under the Stock Option Agreement.

    6.13  Affiliates and Five Percent Shareholder Agreements.  Within thirty (30) days of the execution of this Agreement, (a) Target shall deliver to Acquiror a letter identifying all persons who are then "affiliates" of Target and Target Bank for purposes of Rule 145 under the Securities Act and (b) Target shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a

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written agreement substantially in the form attached hereto as Exhibit 6.13. Target shall use reasonable efforts to obtain from any person who becomes an affiliate of Target after Target's delivery of the letter referred to above, and on or prior to the date of the Target Shareholders' Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit 6.13 hereto as soon as practicable after obtaining such status. At least 10 Business Days prior to the issuance of the opinion to be provided for in Section 8.1(h), Target shall use its best efforts to cause each person or group of persons who holds more than five percent (5%) of the Target Stock (regardless of whether such person is an "affiliate" under Rule 145) to deliver to AA, Vavrinek and Reitner & Stuart, a letter stating that such shareholder(s) has no present plan or intention to dispose of Acquiror Stock and committing that such shareholder(s) will not dispose of Acquiror Stock in a manner to cause a violation of the "continuity of shareholder interest" requirements of Treasury Regulation 1.368-1.

ARTICLE 7

FURTHER COVENANTS OF ACQUIROR, BANK, TARGET AND TARGET BANK

    7.1  S-4 and Proxy Statement.

    (a) As promptly as practicable, Acquiror and Target shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4. Each of the parties will use its respective best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Acquiror shall pay all third party costs (except Target's legal and accounting fees) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators as well as the costs of printing and mailing the Proxy Statement.

    (b) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Target to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

    (c) Acquiror shall take all required action with appropriate Governmental Entities under state securities or blue sky laws in connection with the issuance of Acquiror Stock pursuant to this Agreement.

    7.2  Filings.  The Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

    7.3  Applications.  Acquiror will promptly prepare and file, or cause to be prepared and filed, any applications or notices to Governmental Entities necessary to consummate the transactions contemplated hereby. Acquiror shall afford Target a reasonable opportunity to review all such

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applications and all amendments and supplements thereto before the filing thereof. The Parties covenant and agree that the S-4 and the Proxy Statement and all applications to the appropriate Governmental Entities for approval or consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Acquiror will use its best efforts to obtain all required regulatory approvals or consents and Target or Target Bank shall cooperate with Acquiror and Bank in such efforts.

    7.4  Stock Options.

    (a) At and as of the Effective Time and without further action by any Party, the Stock Option Plan of Target shall terminate. The Acquiror Stock Option Plan shall not be terminated at the Effective Time and outstanding Acquiror Stock Options at the Effective Time shall continue in effect.

    (b) As of the Effective Time Acquiror shall grant substitute stock options to each person who has at the Effective Time an outstanding Target Stock Option. Each and every substitute stock option so granted by Acquiror to replace a Target Stock Option shall be 100% vested and shall be exercisable for that number of whole shares of Acquiror Stock equal to the product of (A) the number of shares of Target Stock that were purchasable under such Target Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Stock. Further, each and every substitute stock option so granted by Acquiror to replace a Target Stock Option shall provide for a per share exercise price which shall be equal to the quotient determined by dividing (A) the exercise price per share of Target Stock at which such Target Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Each substitute option shall have a duration equal to the remaining duration of the Target Stock Option for which it is substituted. At the Effective Time, Acquiror shall issue to each holder of an outstanding Target Stock Option a substitute stock option providing for the terms discussed above.

    7.5  Further Assurances.  Acquiror/Bank and Target/Target Bank agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Merger and/or the Bank Merger and the transactions contemplated in this Agreement. Acquiror, Bank, Target and Target Bank agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

    7.6  Corporate Governance.  Prior to the Effective Time, Acquiror shall take or cause to be taken all necessary steps to effect the Acquiror and Bank Corporate Governance Changes at the Effective Time.

    7.7  Listing of Acquiror Stock.  Acquiror shall take all reasonable steps to have the shares of Acquiror Stock to be issued in the Merger listed on the NASDAQ National Market as the Effective Date or as soon thereafter as is practicable.

    7.8  Coordination of Dividends.  Until the Effective Time, Target shall coordinate with Acquiror the declaration of any dividends or other distributions with respect to Target Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of shares of Target Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Target Stock (including any shares of Acquiror Stock received in exchange therefor in the Merger).

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ARTICLE 8

CONDITIONS TO THE PARTIES' OBLIGATIONS TO CLOSE

    8.1  Conditions to Each Party's Obligations to Close.  The respective obligations of Acquiror and Bank, on the one hand, and Target and Target Bank, on the other, to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

    (a) The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Target.

    (b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger or the Bank Merger substantially in the form contemplated by this Agreement, unless counsel to the party again whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

    (c) On or before September 30, 2001, (i) the Parties shall have received any required Consent from the FRB, the Commissioner, the FDIC, and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and (ii) no final FASB ruling is adopted prohibiting the use of "pooling of interest" accounting treatment in this transaction or which otherwise limits the benefits to Acquiror of the "pooling of interest" accounting rules as they exist as of the date hereof, in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Acquiror or the Surviving Bank after the Merger and/or the Bank Merger that Acquiror reasonably and in good faith concludes would materially adversely affect the financial condition or operations of any Party or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Merger and the Bank Merger and permit the Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Target Bank, at or prior to the Effective Time, and all required waiting periods shall have expired.

    (d) No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Merger or the Bank Merger substantially in the forms contemplated by this Agreement or which would not permit the businesses presently carried on by Target, Target Bank, Acquiror or Bank to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

    (e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a material adverse effect on the business, financial condition, or results of operations of Acquiror on a consolidated basis.

    (f)  The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Acquiror shall have received all state securities or "Blue Sky" permits and other authorization necessary to issue the Acquiror Stock to consummate the Merger.

    (g) Target and Acquiror shall have received from AA, an opinion reasonably satisfactory to each of them to the effect that the Merger shall not result in the recognition of gain or loss for federal

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income tax purposes to Target, Target Bank, Acquiror or Bank, nor shall the issuance of Acquiror Stock result in the recognition of gain or loss by the holders of Target Stock who receive such stock in connection with the Merger, nor shall a holder of an outstanding stock option granted under Target's stock option plan recognize income, gain or loss as a result of the granting of a substitute option nor shall the granting of such substitutes be deemed to be a modification of any incentive stock option granted under Target's stock option plan, dated prior to the date of the Proxy Statement is first mailed to the shareholders of Acquiror and Target and such opinions shall not have been withdrawn or modified in any material respect.

    (h) Prior to the Effective Time, AA shall have delivered a written opinion to Target and Acquiror that the Merger and the other transactions contemplated hereby will qualify for pooling-of-interest accounting treatment. In making its determination that the Merger will qualify for such treatment, AA shall be entitled to assume that cash will be paid with respect to all shares held of record by any holder of Dissenting Shares. In connection with AA's opinion, Vavrinek shall have delivered to AA its opinion that the Target is a "poolable" entity under GAAP.

    8.2  Additional Conditions to Obligations of Acquiror and Bank to Close.  The obligations of Acquiror and Bank to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

    (a) All actions necessary to authorize the execution, delivery and performance of the Agreement, the consummation of the Merger, the consummation of the Agreement of Merger, the consummation of the Bank Merger, and the consummation of the Agreement of Bank Merger shall have been duly and validly taken by the board of directors and shareholders of Target and Target Bank, as the case may be.

    (b) The representations and warranties of Target and Target Bank contained in Article 4 of this Agreement shall have been true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Acquiror shall have received a certificate to that effect dated the Effective Time and executed on behalf of Target and Target Bank by their respective chief executive officer and chief financial officer. It is understood and acknowledged that the representations made on and as of the date of the Agreement shall be true and correct as of the date of the Agreement without giving effect to any update with respect to the Disclosure Letter pertaining to Target and Target Bank as updated in accordance with Section 6.5.

    (c) Each of the covenants and agreements of Target and Target Bank contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Acquiror shall have received a certificate to that effect dated the Effective Time and executed by the respective chief executive officer and chief financial officer of Target and Target Bank.

    (d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), capitalization or properties of Target or Target Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of Target or Target Bank after consummation of the Merger or the Bank Merger, whether or not such event, change or effect is reflected in Target's Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Acquiror shall have received a certificate to that effect dated the Effective Time and signed by the respective chief executive officer and chief financial officer of Target and Target Bank.

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    (e) Target and Target Bank shall have delivered to Acquiror a written opinion of Knecht & Hansen dated as of the Effective Time substantially in the form attached to this Agreement as Exhibit 8.2(e).

    (f)  Acquiror shall have received a letter from Dain, Rauscher, Wessles dated as of a date within five (5) Business Days of the mailing of the Proxy Statement to the shareholders of Target to the effect that the transactions contemplated by this Agreement are fair from a financial point of view to the shareholders of Acquiror.

    (g) Concurrently with the execution of this Agreement, each director of Target shall have executed and delivered to Acquiror a Target Directors' Agreement substantially in the form of Exhibit 2.6.

    (h) Within 30 days of the execution of this Agreement, Acquiror shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of the agreement required by Section 6.13.

    (i)  Acquiror shall have received satisfactory evidence that all of Target's Benefit Arrangements have been treated as provided in Articles 6 and 9 of this Agreement.

    (j)  Acquiror shall have received the written resignation of each director of Target and Target Bank dated as of the Effective Date; provided, however, that such resignations shall not effect Acquiror's and Bank's obligations to make the Acquiror and Bank Corporate Governance Changes.

    8.3  Additional Conditions to Obligations of Target and Target Bank to Close.  The obligations of Target and Target Bank to consummate the Merger and the other transactions contemplated herein is subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

    (a) All actions necessary to authorize the execution, delivery and performance of the Agreement, consummation of the Merger, consummation of the Agreement of Merger, consummation of the Bank Merger and the consummation of the Agreement of Bank Merger shall have been duly and validly taken by the respective boards of directors and shareholders of Acquiror and Bank, as the case may be.

    (b) The representations and warranties of Acquiror and Bank contained in Article 3 of this Agreement shall be true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Target shall have received a certificate to that effect dated the Effective Time and executed on behalf of Acquiror and Bank by their respective chief executive officer and chief financial officer. It is understood and acknowledged that the representations made on and as of the Effective Time shall be made without giving effect to any update with respect to the Disclosure Letters pertaining to Acquiror and Bank as updated in accordance with Section 5.5.

    (c) The covenants and agreements of Acquiror and Bank to be performed at or before the Effective Time shall have been duly performed in all material respects; and Target shall have received one or more certificates to that effect dated the Effective Time and executed by the respective chief executive officer and chief financial officer of Acquiror and Bank.

    (d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), capitalization or properties of Acquiror or Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Surviving Bank or Acquiror after consummation of the Merger or the Bank Merger, whether or not such event, change or effect is reflected in Acquiror's Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Target shall have received a certificate to that effect dated the

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Effective Time and signed by the chief executive officer and chief financial officer of Acquiror and Bank.

    (e) Acquiror and Bank shall have delivered to Target a written opinion of Reitner & Stuart dated the Effective Time substantially in the form attached to this Agreement as Exhibit 8.3(e).

    (f)  Target shall have received a letter from the Findley Group dated as of a date within five (5) Business Days of the mailing of the Proxy Statement to the shareholders of Target, to the effect that the transactions contemplated by this Agreement are fair from a financial point of view to the shareholders of Target.

    (g) Within 30 days of the execution of this Agreement, Target shall have received from each person named in the letter or otherwise referred to in Section 5.10 of this Agreement an executed agreement required by Section 5.10.

    (h) Acquiror and Bank shall have taken all actions necessary to effect the Acquiror and Bank Corporate Governance Changes.

ARTICLE 9

EMPLOYEE BENEFITS

    9.1  Employee Benefits.

    (a) All employees of Target and Target Bank at the Effective Time shall be entitled to participate in the Acquiror Benefit Arrangements on the same basis as other similarly situated employees of Acquiror or Bank. Each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than 180 days of sick leave may be carried over into Acquiror's sick leave program), with such employee's respective years of past service with Target or Target Bank (or other prior service so credited by Target) as though they had been employees of Acquiror.

    (b) Target and Acquiror have agreed as set forth on Exhibit 9.1(b) to a severance policy by which all employees of Target or Target Bank who are not offered employment or who are terminated within twelve months following the Effective Time and who satisfy the requirements of Acquiror's severance plan will receive severance benefits.

    (c) Provided such agreement is listed on the Target Disclosure List and a complete copy of such agreement has been provided to Acquiror prior to the date hereof, Acquiror hereby agrees to honor, in accordance with their terms, any existing individual employment, severance, deferred compensation, and similar agreements between Target and/or Target Bank and the Executive Officers of Target or Target Bank listed on Exhibit 9.1(c)(1). Notwithstanding any other provision of this Agreement, no employee shall receive duplicative benefits by reason of this Section.

    (d) From the date hereof, Target and Acquiror shall cooperate to determine the appropriate treatment of Target Benefit Arrangements, such as termination, merger into a plan, etc., and shall take such actions as shall be reasonably requested by Acquiror with respect to Target Benefit Arrangements, provided that Acquiror, Bank, Target and Target Bank shall not be required to take any action that would be in breach of the fiduciary duties of the Plan trustees or administrators.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

    10.1  Termination of Agreement.  Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger and the Bank Merger may be

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terminated at any time before the Effective Time, whether before or after approval by the shareholders of Target as follows, and in no other manner:

    (a) By mutual consent of Acquiror and Bank, on the one hand, and Target and Target Bank, on the other;

    (b) By Acquiror or Target (i) if any conditions set forth in Section 8.1 shall not have been met by September 30, 2001, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, all Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, consent or authorization requested;

    (c) By Acquiror if any conditions set forth in Section 8.2 shall not have been met, or by Target if any conditions set forth in Section 8.3 shall not have been met, by September 30, 2001, or such earlier time as it becomes apparent that such condition cannot be met;

    (d) By Acquiror, if Target or Target Bank should (i) materially breach any of its representation or warranty contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

    (e) By Target, if Acquiror or Bank should (i) materially breach any of its representation or warranty contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

    (f)  By Acquiror, if Target shall have failed to act or refrain from doing any act pursuant to Section 6.12; or

    (g) By Acquiror during the five trading day period preceding the anticipated Effective Date, if the Average Closing Price is less than $14.33 subject, however, to the following provisions. If Acquiror elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Target; provided that such notice may be withdrawn by Acquiror at any time within two business days following the giving of such notice by Acquiror to Target. If said notice is rescinded by Acquiror during said two day period, no termination shall have occurred pursuant to this subsection and this Agreement shall remain in effect in accordance with its terms.

    10.2  Effect of Termination.  In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys' fees sustained or incurred by the other Party or Parties in connection with negotiating and implementing the transactions contemplated in this Agreement).

    10.3  Waiver of Conditions.  If any of the conditions specified in Section 8.2 has not been satisfied, Acquiror and Bank may nevertheless, at their election, proceed with the transactions contemplated in

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this Agreement. If any of the conditions specified in Section 8.3 has not been satisfied, Target and Target Bank may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

    10.4  Force Majeure.  Acquiror and Target agree that, notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war, and provided neither Party has materially failed to observe the obligations of such Party under this Agreement, neither Party shall be obligated to the other Party to this Agreement for any expenses or otherwise be liable hereunder.

ARTICLE 11

GENERAL

    11.1  Expenses.

    (a) Target and Target Bank hereby agrees that if this Agreement is terminated by Acquiror (i) pursuant to Section 10.1(c), because of the failure of Target shareholders to approve the Agreement and the transactions contemplated hereby or because of the failure of the condition set forth in Section 8.2(d), or (ii) pursuant to Section 10.1(d), Target shall promptly, and in any event within seven Business Days after such termination, pay (or cause Target Bank to pay) Acquiror all Expenses (as defined below) of Acquiror and Bank but not to exceed $500,000.

    (b) Acquiror and Bank hereby agree that if this Agreement is terminated by Target (i) pursuant to Section 10.1(c) because of the failure of the condition set forth in Section 8.3(d), or (ii) pursuant to Section 10.1(e), Acquiror shall promptly, and in any event within seven Business Days after such termination, pay (or cause Bank to pay) Target all Expenses (as defined below) of Target and Target Bank but not to exceed $500,000.

    (c) Except as otherwise provided herein and in Section 7.1, all Expenses incurred by Acquiror/Bank or Target/Target Bank in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

    (d) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the Party and its Affiliates) incurred by the Party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

    11.2  Amendments.  To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Target.

    11.3  Disclosure Letter; Exhibits; Integration.  Each Disclosure Letter, exhibit and letter delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters and other letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, exhibits and letters, and the Stock Option Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

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    11.4  Best Efforts.  Each Party will use its best efforts to cause all conditions to the obligations of the Parties to be satisfied.

    11.5  Governing Law.  This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of California except to the extent that the provisions of federal law are mandatorily applicable.

    11.6  No Assignment.  Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Acquiror/Bank or Target/Target Bank, in whole or in part, without the prior written consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

    11.7  Headings.  The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

    11.8  Counterparts.  This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

    11.9  Publicity and Reports.  Acquiror, Bank, Target and Target Bank shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

    11.10  Confidentiality.  All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the Commissioner, the FDIC, the FRB or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information): or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

    11.11  Specific Performance.  Target, Target Bank, Bank and Acquiror each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

    11.12  Notices.  Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and

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(a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Acquiror or Bank, addressed to:
Carrol R. Pruett Chairman of the Board 1026 Grand Avenue Arroyo Grande, CA 93402 Fax No. (805) 473-7752
With a copy addressed to:
Barnet Reitner, Esq. Reitner & Stuart 1319 Marsh Street San Luis Obispo, CA 93401 Fax No. (805) 545-8599
If to Target or Target Bank, addressed to:
Robert J. Lagomarsino Chairman of the Board 300 South Mills Road Ventura, CA 93003 Fax No. (805) 658-6635
With a copy addressed to:
Loren P. Hansen, Esq. Knecht & Hansen 1301 Dove Street, Suite 900 Newport Beach, CA 92660 Fax No. (949) 851-1732

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12. Notwithstanding anything to the contrary contained herein, notice and/or delivery to Acquiror shall be deemed notice and/or delivery to Bank.

    11.13  Knowledge.  Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made "to the knowledge" or "to the best knowledge" of any Party or other Person such Party or other Person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted.

    11.14  Severability.  If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

    11.15  Attorneys' Fees.  In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having

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jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

    11.16  Termination of Representations, Warranties and Covenants.  The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

    WITNESS, the signature of Acquiror, as of the 9th day of April 2001, set by its Chairman and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

MID-STATE BANCSHARES
By:	/s/ CARROL R. PRUETT Carrol R. Pruett Chairman of the Board	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

    WITNESS, the signature of Mid-State Bank, as of the 9th day of April, 2001 set by its President and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

MID-STATE BANK
By:	/s/ JAMES W. LOKEY James W. Lokey President	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

    WITNESS, the signature of Americorp, as of the 9th day of April, 2001 set by its Chairman and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

AMERICORP
By:	/s/ ROBERT J. LAGOMARSINO Robert J. Lagomarsino Chairman of the Board	Attest:	/s/ EDWARD PAUL Secretary

    WITNESS, the signature of American Commercial Bank, as of the 9th day of April, 2001 set by its President and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

AMERICAN COMMERCIAL BANK
By:	/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski President	Attest	/s/ EDWARD PAUL Secretary

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FIRST AMENDMENT TO
AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

    THIS FIRST AMENDMENT TO THE AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (the "First Amendment") is entered into as of May 24, 2001, among Mid-State Bank, a banking company organized under the laws of California ("Bank"), being located in Arroyo Grande, California, Mid-State Bancshares, a corporation and registered bank holding company organized under the laws of California ("Acquiror") located in Arroyo Grande, California, Americorp, a corporation and registered bank holding company organized under the laws of California ("Target") located in Ventura, California, and American Commercial Bank, a banking company organized under the laws of California ("Target Bank"), located in Ventura, California.

    WHEREAS, Acquiror, Bank, Target and Target Bank entered into an Agreement to Merge and Plan of Reorganization dated as of April 9, 2001 (the "Agreement");

    WHEREAS, the Parties wish to make certain changes and amendments to the Agreement which they believe to be in the best interest of their respective shareholders;

    NOW, THEREFORE, in consideration of the premises and mutual promises of the parties, the Parties hereto agree as follows:

1.
Recital F is amended in full as follows:

  "F. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code")."

2.
The following definitions are hereby added to Section 1.1 or, in the event that the definition is already contained in the Agreement, amended in full as follows:

  " 'Cash Election' shall have the meaning given such term in Section 2.7(a)."

  " 'Combination Cash Election' shall have the meaning given such term in Section 2.7(a)."

  " 'Combination Stock Election' shall have the meaning given such term in Section 2.7(a)."

  " 'Election' shall have the meaning given such term in Section 2.7(a)."

  " 'Election Deadline' shall have the meaning given such term in Section 2.7(b)."

  " 'Election Form' shall have the meaning given such term in Section 2.7(a)."

  " 'Election Form Record Date' shall have the meaning given such term in Section 2.7(a)."

  " 'Exchange Ratio' means the number of shares of Acquiror Stock into which a share of Target Stock shall be converted which shall be equal to the amount (to the nearest ten thousandth) as set forth herein below:

     (i) If the Average Closing Price is not less than $15.15 and is not more than $17.61, the Exchange Ratio shall be calculated by dividing $28.75 by the Average Closing Price;

     (ii) If the Average Closing Price is more than $17.61, but not more than $18.42, the Exchange Ratio shall be 1.6335;

     (iii) If the Average Closing Price is more than $18.42, the Exchange Ratio shall be calculated by dividing $30.09 by the Average Closing Price; provided, however, that if Acquiror shall have entered into a definitive agreement for a Change of Control (which definitive agreement shall not

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  have terminated at the Effective Time) and the Average Closing Price is more than $18.42, the Exchange Ratio shall be 1.6335;

     (iv) If the Average Closing Price is less than $15.15 but not less than $14.00, the Exchange Ratio shall be 1.8977;

     (v) If the Average Closing Price is less than $14.00, the Exchange Ratio shall be calculated by dividing $27.19 by the Average Closing Price subject to Acquiror's right to terminate the Agreement as set forth in Section 10.1(g).

      The Exchange Ratio shall be adjusted for any Litigation Expenses incurred in resolving the Litigation Contingencies if the total amount of Litigation Expenses is in excess of $250,000; provided, however, that the amount of Litigation Expenses shall be reduced by the amount of any insurance proceeds actually received or certain, in the reasonable judgment of Acquiror and Target Bank, to be received from an insurer of Target or Target Bank. "Litigation Expenses" includes the pre-tax amounts of each and every cost and expense incurred by Target or Target Bank from the date hereof until the Effective Time in connection with the resolution or final disposition of the Litigation Contingencies, including the amounts of any judgments, damages of all kinds, settlements, legal fees, court costs, costs of mediators, arbitrators and experts, reimbursements to third parties (including any insurer of Target or Target Bank) and all other expenses of or relating to the Litigation Contingencies. To the extent that an item related to a Litigation Expense shall have already been booked and expensed by Target and Target Bank as of the date hereof, no further adjustment shall be made as a result thereof. In the event of an adjustment to the Exchange Ratio resulting from Litigation Expenses, the Exchange Ratio shall be calculated (to the nearest ten thousandth) according to the following:

        (V) If the Average Closing Price is not less than $15.15 and is not more than $17.61, the Exchange Ratio shall be calculated according to the following formula:

    $28.75 - X

Average Closing Price;

        (W) If the Average Closing Price is more than $17.61, but not more than $18.42, the Exchange Ratio shall be calculated according to the following formula:

    $28.75 - X

$17.61

        (X) If the Average Closing Price is more than $18.42, the Exchange Ratio shall be calculated according to the following formula:

    $30.09 - X

Average Closing Price

  provided, however, that if Acquiror shall have entered into a definitive agreement for a Change of Control (which definitive agreement shall not have terminated at the Effective Time) and the Average Closing Price is more than $18.42, the Exchange Ratio shall be as calculated in (W), above;

        (Y) If the Average Closing Price is less than $15.15 but not less than $14.00, the Exchange Ratio shall be calculated according to the following formula:

    $28.15 - X

$15.15

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        (Z) If the Average Closing Price is less than $14.00, the Exchange Ratio shall be calculated according to the following formula:

    $27.19 - X

Average Closing Price

  subject to Acquiror's right to terminate the Agreement as set forth in Section 10.1(g).

  In each of the foregoing, "x" represents the dollar amount of Litigation Expenses in excess of $250,000 divided by the outstanding shares of Target Stock (determined as of the day on which the Average Closing Price is determined."

  " 'Mailing Date' shall have the meaning given such term in Section 2.7(a)."

  " 'Minimum Stock Amount' shall have the meaning given such term in Section 2.7(c)."

  " 'Per Share Cash Consideration' is an amount of cash equal to the Exchange Ratio multiplied by the Average Closing Price."

  " 'Stock Designated Shares' shall have the meaning given such term in Section 2.7(d)."

  " 'Stock Election' shall have the meaning given such term in Section 2.7(a)."

  " 'Total Consideration' shall have the meaning given such term in Section 2.7(c)."

  " 'Undesignated Shares' shall have the meaning given such term in Section 2.7(a)."

3.
Section 2.3(a) of the Agreement is hereby amended in full as follows:

  "(a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Target Stock shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

       (i) shares of Acquiror Stock in accordance with the Exchange Ratio; or

      (ii) cash in the amount of the Per Share Cash Consideration;

      (iii) a combination of Acquiror Stock and cash in the per share amounts set forth in Section 2.3(a)(i) and (a)(ii) above.

    Notwithstanding the provisions of this Section 2.3(a) and Sections 2.5 and 2.7, there will be no right for the holders of Americorp Stock to Elect to receive cash for their shares if the Parties agree that the Merger will be accounted for as a "pooling" pursuant to Section 7.9."

4.
Section 2.5 of the Agreement is hereby amended in full as follows:

  "2.5 Exchange Procedures.

  (a) As of the Effective Time, Acquiror shall have deposited with the Exchange Agent for the benefit of the holders of shares of Target Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Acquiror Stock issuable pursuant to Section 2.3 and funds in an amount not less than the amount of cash payable pursuant to Elections (as hereinafter defined) and the amount of cash payable in lieu of fractional shares of Acquiror Stock which would otherwise be payable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the "Exchange Fund").

  (b) Acquiror shall direct the Exchange Agent to mail on the Mailing Date (as hereinafter defined) to each holder of record of a certificate or certificates (the "Certificates"): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), (ii) an

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  Election Form (as hereinafter defined), and (iii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein, and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Target Stock, the transfer of ownership which is not registered in the transfer records of Target, the consideration provided herein will be paid if the Certificate representing such Target Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Target should be unable to surrender the Certificates for such shares, because such Certificates have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Acquiror, such bond in form and substance and with surety reasonably satisfactory to Acquiror and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration (as hereinafter defined).

  (c) No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who are to receive Acquiror Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Acquiror Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Stock issued in exchange thereof, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Acquiror Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distribution with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Acquiror Stock.

  (d) All shares of Acquiror Stock issued upon the surrender for exchange of Target Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Stock, and there shall be no further registration of transfers on the stock transfer books of Target or Acquiror of the shares of Target Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to Acquiror for any reason, they shall be canceled and exchanged as provided in this Agreement.

  (e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Target following the passage of six months after the Effective Time shall be delivered to Acquiror, upon demand, and any shareholders of Target who have not theretofore complied with this Section 2.5 shall thereafter look only to Acquiror for payment of their claim for the consideration provided herein and any dividends or distributions with respect to Acquiror Stock.

  (f) Neither Acquiror nor Target shall be liable to any holder of shares of Target Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

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  (g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Acquiror Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Acquiror Stock for the account of the Persons entitled thereto. Former shareholders of record of Target who are to receive shares of Acquiror Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Acquiror shareholders the number of whole shares of Acquiror Stock into which their respective shares of Target Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Acquiror Stock in accordance with the provisions of this Agreement."

5.
Section 2.7 is hereby added to read as follows:

  "2.7 Election and Proration Procedures.

  (a) An election form and other appropriate and customary transmittal materials in such form as Acquiror and Target shall mutually agree ("Election Form") shall be mailed no less than 35 days prior to the anticipated Effective Time or on such other date as Target and Acquiror shall mutually agree ("Mailing Date") to each holder of record of Target Stock as of five Business Days prior to the Mailing Date ("Election Form Record Date"). Acquiror shall make available one or more Election Forms as maybe reasonably requested by all persons who become holders (or beneficial owners) of Target Stock after the Election Form Record Date and prior to the Election Deadline (as defined below), and Target shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an "Election") to receive either (i) Acquiror Stock (a "Stock Election") with respect to all of such holder's Target Stock, (ii) cash (a "Cash Election") with respect to all of such holder's Target Stock, or (iii) a specified number of shares of Target Stock to receive Acquiror Stock (a "Combination Stock Election") and a specified number of shares of Target Stock to receive cash (a "Combination Cash Election"). Any Target Stock (other than Target Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be "Undesignated Shares" hereunder.

  (b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Pacific Time on or before the 30th day following the Mailing Date, or such other time and date as Acquiror and Target may mutually agree (the "Election Deadline"). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Target Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Target Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Target Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly made with respect to such shares on or before the Election Deadline, and Acquiror shall cause the certificates representing such shares of Target Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of

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  Acquiror and Target required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Acquiror nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

  (c) For purposes of this Section 2.7, the following definitions shall apply:

     (i) "Total Consideration" shall mean the sum of (A) the product of (1) the Average Closing Price and (2) the number of shares of Acquiror Stock actually issued to holders of Target Stock in the Merger, (B) the amount of cash actually issued to holders of Target Stock in the Merger pursuant to Cash Elections and Combination Cash Elections, (C) the amount of cash actually issued to holders of Target Stock in the Merger in lieu of fractional shares of Acquiror Stock, and (D) an amount equal to the number of shares of Target Dissenting Shares as to which the holder's demand to exercise dissenter's rights shall not have been withdrawn as of the Effective Time multiplied by the greater of (1) the product of the Exchange Ratio and the Average Closing Price and (2) the Per Share Cash Consideration.

     (ii) "Minimum Stock Amount" shall mean the lowest whole number of shares of Acquiror Stock which, if multiplied by the Average Closing Price, results in a dollar amount at least equal to 60 percent of the Total Consideration.

  (d) As promptly as practicable after the Effective Time, but not later than 10 days after the Effective Time, Acquiror shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Target Stock of rights to receive Acquiror Stock or cash in the Merger as follows:

     (i) If the conversion of the shares of Target Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would not result in a number of shares of Acquiror Stock being issued that is at least equal to the Minimum Stock Amount (which shall be determined for this purpose on the assumption that all shares of Target Stock [other than (A) those for which Stock Elections or Combination Stock Elections have been made or (B) are Undesignated Shares] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Acquiror Stock to be issued in the Merger shall be at least equal to the Minimum Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

        (1) all shares of Target Stock (A) for which Stock Elections and Combination Stock Elections have been made or (B) are Undesignated Shares shall be converted into the right to receive shares of Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Common Stock covered by such Stock Elections or Combination Stock Elections;

        (2) the Exchange Agent shall select by lot according to the formula as described in subsection (iv) of this Section 2.7(d), from among holders of Cash Election shares and Combination Cash Election shares a sufficient number of such shares ("Stock Designated Shares") until the number of shares of Acquiror Stock that will be issued in the Merger upon the conversion of such Stock Designated Shares equals the Minimum Stock Amount, and all Stock Designated Shares shall be converted into the right to receive Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Common Stock covered by such Stock Designated Shares; and

        (3) After completion of the foregoing selection process, the Combination Cash Election shares and Cash Election shares not treated as Stock Designated Shares shall be converted into the right to receive the Per Share Cash Consideration.

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     (ii) If the sum of the aggregate number of shares of Target Stock (A) for which Stock Elections and Combination Stock Elections shall have effectively been made, and (B) are Undesignated Shares would result in a number of shares of Acquiror Stock being issued that is at least equal to the Minimum Stock Amount,

        (1) the shares of Target Stock for which Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Common Stock covered by such Stock Elections and Combination of Stock Elections;

        (2) the shares of Target Stock for which Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

        (3) the Undesignated Shares shall be converted into the right to receive Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Common Stock which are Undesignated Shares.

     (iii) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(d), the aggregate value of the shares of Acquiror Stock that would be issued pursuant to the Merger (valued at the Average Closing Price) is less than 60 percent of the Total Consideration, Acquiror shall be authorized to reallocate shares of Acquiror Stock and cash among the holders of the Target Stock, or to vary the number of shares of Acquiror Stock to be issued the Merger, in a manner such that the number of shares of Acquiror Stock to be issued in the Merger shall be not less than the Minimum Stock Amount as described in Section 2.7(d)(iv).

     (iv) If all the Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are less than the Minimum Stock Amount, then:

        (A) a cash proration factor (the "Cash Proration Factor") shall be determined by dividing the Minimum Stock Amount (less the shares for which a Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by the sum of the total number of shares of Target Common Stock with respect to which Cash Elections and Combination Cash Elections were made. Each holder of Target Common Stock who made a Cash Election or Combination Cash Election shall be entitled to:

          (I) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Target Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

          (II) the number of shares of Target Common Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Target Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

     (v) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in Section 2.7(d)(iv), the aggregate value of the Acquiror Common Stock that would be issued pursuant to the Merger is less than the Minimum Stock Amount to be paid in exchange for Target Common Stock, Target and Acquiror shall be authorized to reallocate, in good faith and in such a manner as they reasonably determine to be fair and equitable, shares of Acquiror Common Stock and cash among the holders of Target Common Stock, or to vary the number of shares of Acquiror Common Stock to be issued in the Merger, in a manner such that the number of shares of Acquiror Common Stock to be issued in the Merger shall not be less than the Minimum Stock Amount.

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  (e) Calculations. The calculations required by Section 2.7(d) shall be prepared by Acquiror prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Acquiror and furnished to Target at least two Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of

  Acquiror Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

     (v) Notwithstanding any other provision of this Agreement (other than Section 2.7(d)(iii) hereof), if any share of Target Dissenting Shares fails to become Target Perfected Dissenting Shares, such Target Dissenting Shares shall automatically be converted into and represent the right to receive Acquiror Stock in accordance with the Exchange Ratio."

6.
Section 3.12 of the Agreement is hereby amended in full as follows:

  "3.12 Pooling of Interests. Except as disclosed in the Acquiror's Disclosure Letter, no event has occurred to the knowledge of Acquiror or Bank or is reasonably foreseeable (including any transaction contemplated by this Agreement) that would prevent the Merger as being accounted for on a pooling of interests basis."

7.
Section 4.28 of the Agreement is hereby amended in full as follows:

  "4.28 Pooling of Interests. Except as disclosed in the Target's Disclosure Letter, no event has occurred to the knowledge of Target or Target Bank or is reasonably foreseeable (including any transaction contemplated by this Agreement) that would prevent the Merger as being accounted for on a pooling of interests basis."

8.
Section 5.3(a)(3) is hereby deleted.

9.
Section 5.3(a)(7) is hereby amended in full as follows:

  "(7) knowingly take or cause to be taken any action which would disqualify the Merger and/or the Bank Merger as a "reorganization" within the meaning of Section 368 of the Code."

10.
Section 7.9 is hereby added to read as follows:

  "7.9 Accounting Treatment. The Parties agree that certain events may have occurred which will disqualify the Merger and the other transactions contemplated hereby from being accounted for on a "pooling of interest" basis. The Parties further agree that it is their current intent that the Merger and the other transactions contemplated hereby be accounted for as a "purchase" under GAAP. If the Parties mutually agree to cure all disqualifying events and such disqualifying events are in fact cured prior to the Effective Time, the Merger and the other transaction contemplated hereby will be accounted for on a "pooling of interest" basis."

11.
Section 8.1(h) is hereby amended in full as follows:

  "(h) If Acquiror intends for the Merger and the other transactions contemplated hereby to be accounted for as a "pooling of interest" pursuant to Section 7.9, AA shall have delivered a written opinion to Target and Acquiror that the Merger and the other transactions contemplated hereby will qualify for pooling-of-interest accounting treatment. In making its determination that the Merger will qualify for such treatment, AA shall be entitled to assume that cash will be paid with respect to all shares held of record by any holder of Dissenting Shares. In connection with AA's opinion, Vavrinek shall have delivered to AA its opinion that the Target is a "poolable" entity under GAAP.

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12.
Section 10.1(g) is hereby amended in full as follows:

  "(g) By Acquiror during the five trading day period preceding the anticipated Effective Date, if the Average Closing Price is less than $14.00 subject, however, to the following provisions. If Acquiror elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Target; provided that such notice may be withdrawn by Acquiror at any time within two business days following the giving of such notice by Acquiror to Target. If said notice is rescinded by Acquiror during said two day period, no termination shall have occurred pursuant to this subsection and this Agreement shall remain in effect in accordance with its terms."

13.
Sections 8.1(c), 10.1(b) and 10.1(c) are hereby amended by deleting "September 30, 2001" and inserting in its place "October 31, 2001.".

14.
Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Agreement.

15.
This First Amendment may be entered into in one or more counterparts, all of which shall be considered one and the same instrument, and it shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

16.
Except as herein amended, the Agreement shall remain in full force and effect.

17.
This First Amendment shall be governed by and construed in accordance with the laws of the State of California.

    WITNESS, the signature of Acquiror, as of the 24th day of May 2001, set by its Chairman and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

MID-STATE BANCSHARES
By:	/s/ CARROL R. PRUETT Carrol R. Pruett Chairman of the Board	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

    WITNESS, the signature of Mid-State Bank, as of the  day of May, 2001 set by its President and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

MID-STATE BANK
By:	/s/ JAMES W. LOKEY James W. Lokey President	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

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    WITNESS, the signature of Americorp, as of the 24th day of May, 2001 set by its Chairman and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

AMERICORP
By:	/s/ ROBERT J. LAGOMARSINO Robert J. Lagomarsino Chairman of the Board	Attest:	/s/ EDWARD PAUL Edward Paul Secretary

    WITNESS, the signature of American Commercial Bank, as of the 24th day of May, 2001 set by its President and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

AMERICAN COMMERCIAL BANK
By:	/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski President	Attest:	/s/ EDWARD PAUL Edward Paul Secretary

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SECOND AMENDMENT TO
AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

    THIS SECOND AMENDMENT TO THE AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (the "Second Amendment") is entered into as of August 3, 2001, among Mid-State Bank & Trust, a banking company organized under the laws of California ("BANK"), being located in Arroyo Grande, California, Mid-State Bancshares, a corporation and registered bank holding company organized under the laws of California ("ACQUIROR") located in Arroyo Grande, California, Americorp, a corporation and registered bank holding company organized under the laws of California ("TARGET") located in Ventura, California, and American Commercial Bank, a banking company organized under the laws of California ("TARGET BANK"), located in Ventura, California.

    WHEREAS, Acquiror, Bank, Target and Target Bank entered into an Agreement to Merge and Plan of Reorganization dated as of April 9, 2001 as subsequently amended on May 24, 2001 (as so amended, the "Agreement");

    WHEREAS, the Parties wish to make certain changes and amendments to the Agreement which they believe to be in the best interest of their respective shareholders;

    NOW, THEREFORE, in consideration of the premises and mutual promises of the parties, the Parties hereto agree as follows:

1.
The following definitions are hereby added to Section 1.1 or, in the event that the definition is already contained in the Agreement, amended in full as follows:

  "'CASH PRORATION FACTOR' shall have the meaning given such term in Section 2.7(d)."

  "'EXCHANGE RATIO' means the number of shares of Acquiror Stock into which a share of Target Stock shall be converted which shall be equal to the amount (to the nearest ten thousandth) as set forth herein below:

      (i)  If the Average Closing Price is not less than $15.15 and is not more than $17.61, the Exchange Ratio shall be calculated by dividing $28.75 by the Average Closing Price;

      (ii) If the Average Closing Price is more than $17.61, but not more than $18.42, the Exchange Ratio shall be 1.6335;

      (iii) If the Average Closing Price is more than $18.42, the Exchange Ratio shall be calculated by dividing $30.09 by the Average Closing Price; provided, however, that if Acquiror shall have entered into a definitive agreement for a Change of Control (which definitive agreement shall not have terminated at the Effective Time) and the Average Closing Price is more than $18.42, the Exchange Ratio shall be 1.6335;

      (iv) If the Average Closing Price is less than $15.15 but not less than $14.00, the Exchange Ratio shall be 1.8977;

      (v) If the Average Closing Price is less than $14.00, the Exchange Ratio shall be calculated by dividing $26.57 by the Average Closing Price subject to Acquiror's right to terminate the Agreement as set forth in Section 10.1(g).

  "'MAXIMUM STOCK AMOUNT' shall have the meaning given such term in Section 2.7(c)."

  'STOCK PRORATION FACTOR' shall have the meaning given such term in Section 2.7(d)."

2.
The definitions of "Litigation Contingencies" and "Litigation Expenses" are hereby eliminated.

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3.
Section 2.7 is hereby amended to read as follows:

  "2.7 ELECTION AND PRORATION PROCEDURES.

    (a) An election form and other appropriate and customary transmittal materials in such form as Acquiror and Target shall mutually agree ("Election Form") shall be mailed no less than 35 days prior to the anticipated Effective Time or on such other date as Target and Acquiror shall mutually agree ("Mailing Date") to each holder of record of Target Stock as of five Business Days prior to the Mailing Date ("Election Form Record Date"). Acquiror shall make available one or more Election Forms as maybe reasonably requested by all persons who become holders (or beneficial owners) of Target Stock after the Election Form Record Date and prior to the Election Deadline (as defined below), and Target shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an "Election") to receive either (i) Acquiror Stock (a "Stock Election") with respect to all of such holder's Target Stock, (ii) cash (a "Cash Election") with respect to all of such holder's Target Stock, or (iii) a specified number of shares of Target Stock to receive Acquiror Stock (a "Combination Stock Election") and a specified number of shares of Target Stock to receive cash (a "Combination Cash Election"), subject to the provisions contained in this Agreement. Any Target Stock (other than Target Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be "Undesignated Shares" hereunder.

    (b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Pacific Time on or before the 30th day following the Mailing Date, or such other time and date as Acquiror and Target may mutually agree (the "Election Deadline"). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Target Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Target Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Target Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline, and Acquiror shall cause the certificates representing such shares of Target Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Acquiror and Target required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Acquiror nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

    (c) For purposes of this Section 2.7, the following definitions shall apply:

      (i)  "Total Consideration" shall mean the SUM of (A) the product of (1) the Average Closing Price and (2) the number of shares of Acquiror Stock actually issued to holders of Target Stock in the Merger, (B) the amount of cash actually issued to holders of Target Stock in the Merger pursuant to Cash Elections, Combination Cash Elections or as the Cash Proration Factor (as hereinafter defined), (C) the amount of cash actually issued to holders of Target Stock in the Merger in lieu of fractional shares of Acquiror Stock, and (D) an amount equal to the number of

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  shares of Target Dissenting Shares (as to which the holder's demand to exercise dissenter's rights shall not have been withdrawn as of the Effective Time) MULTIPLIED by the greater of (1) the product of the Exchange Ratio and the Average Closing Price and (2) the Per Share Cash Consideration. The term "Total Consideration" shall not include, nor shall any effect be given to, substitute options granted pursuant to section 7.4 (b) or any cash payments pursuant to section 7.4 (c).

      (ii) "Minimum Stock Amount" shall mean the lowest whole number of shares of Acquiror Stock which, if multiplied by the Average Closing Price, results in a dollar amount at least equal to 60 percent of the Total Consideration.

      (iii) "Maximum Stock Amount" shall mean the lowest whole number of shares of Acquiror Stock which, if multiplied by the Average Closing Price, results in a dollar amount equal to 70 percent of the Total Consideration.

    (d) As promptly as practicable after the Effective Time, but not later than 10 days after the Effective Time, Acquiror shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Target Stock of rights to receive Acquiror Stock or cash in the Merger as follows:

      (i)  If the product of (A) the aggregate number of shares of Target Stock for which Stock Elections and Combination Stock Elections shall have effectively been made, and (B) the Exchange Ratio, exceeds the Maximum Stock Amount, then, to the extent necessary so that the number of shares of Acquiror Stock to be issued in the Merger shall be not greater than the Maximum Stock Amount and the number of shares of Acquiror Stock to be issued in the Merger shall be at least equal to the Minimum Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

        (1) shares of Target Stock for which effective Cash Elections or Combination Cash Elections have been made and all Undesignated Shares shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

        (2) if after applying the allocation in (1), the Maximum Stock Amount is still exceeded, then a stock proration factor (the "Stock Proration Factor") shall be determined by dividing (x) the Maximum Stock Amount by (y) the product of the total number of shares of Target Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (z) the Exchange Ratio. Each holder of Target Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

          (a) the number of shares of Acquiror Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Target Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

          (b) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Target Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

      (ii) If the conversion of the shares of Target Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would not result in a number of shares of Acquiror Stock being issued that is at least equal to the Minimum Stock Amount (which shall be determined for this purpose on the assumption that all shares of Target Stock [other than (A) those for which Stock Elections or Combination Stock Elections have been made or (B) are Undesignated Shares] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Acquiror

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  Stock to be issued in the Merger shall be at least equal to the Minimum Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

        (1) each holder of Target Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Stock covered by such Stock Election or Combination Stock Election;

        (2) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive Acquiror Stock as shall be necessary so that the shares of Acquiror Stock to be received by those holders, when combined with the number of shares of Acquiror Stock for which a Stock Election or Combination Stock Election has been made shall be equal to at least the Minimum Stock Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are less than, and not approximately equal to, the Minimum Stock Amount, then;

        (3) a cash proration factor (the "Cash Proration Factor") shall be determined by dividing (x) the Minimum Stock Amount (less the shares for which an effective Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by (y) the product of (i) the sum of the total number of shares of Target Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Target Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

          (a) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Target Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

          (b) the number of shares of Acquiror Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Target Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

      (iii) If the aggregate number of shares of Target Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Acquiror Stock being issued that is at least equal to the Minimum Stock Amount but does not exceed the Maximum Stock Amount,

        (1) the shares of Target Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Acquiror Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Target Stock covered by such Stock Elections and Combination of Stock Elections;

        (2) the shares of Target Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

        (3) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

      (iv) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(d), the aggregate value of the shares of Acquiror Stock that would be issued pursuant to the Merger (valued at the Average Closing Price) is less than 60 percent of the Total Consideration or more than 70 percent of the Total Consideration, Acquiror and Target shall be authorized to reallocate shares of Acquiror Stock and cash among the holders of the Target Stock in good faith and in such a manner as they reasonably determine to be fair and equitable, or to vary the number of shares of Acquiror Stock to be issued

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  in the Merger, in a manner such that the number of shares of Acquiror Stock to be issued in the Merger shall be not less than the Minimum Stock Amount nor more than the Maximum Stock Amount.

      (v) Notwithstanding any other provision of this Agreement (other than Section 2.7(d)(iv) hereof), if any share of Target Dissenting Shares fails to become Target Perfected Dissenting Shares, such Target Dissenting Shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in this Agreement, without interest thereon. The consideration payable for any such shares of Target Dissenting Stock shall be payable in cash, in shares of Acquiror Stock, or in such combination of cash and Acquiror Stock as shall be determined by Acquiror as being necessary or appropriate to preserve the status of the Merger as a "reorganization" within the meaning of section 368(a) of the Code.

    (e) The calculations required by Section 2.7(d) shall be prepared by Acquiror prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Acquiror and furnished to Target at least two Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of Acquiror Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent."

    4.  Subsection (c) is hereby added to Section 7.4 to read as follows:

  "(c) In lieu of a substitute stock option provided in Subsection (b) hereof, each optionee shall have the right to elect a cash payment instead of such substitute stock option. Elections shall be in writing and delivered to Acquiror no less than five Business Days prior to the Effective Time. Upon a proper election, such electing optionee will be entitled to receive, after the Effective Time, an amount of cash equal to the product of (i) the Per Share Consideration minus then current exercise price per share pertaining to such option multiplied by (ii) the number of shares then currently exercisable pursuant to such option. No election shall be permitted (and a substitute option shall be granted) if the cash payment to result from such election would result in the Merger and the other transactions contemplated hereby being taxable to the Parties or to the shareholders of Target who receive Acquiror Stock.).

    5.  All references to a "pooling of interest" are eliminated from the Agreement with it being the intention of the Parties to account for the Merger as a "purchase."

    6.  Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Agreement.

    7.  This Second Amendment may be entered into in one or more counterparts, all of which shall be considered one and the same instrument, and it shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

    8.  Except as herein amended, the Agreement shall remain in full force and effect.

    9.  This Second Amendment shall be governed by and construed in accordance with the laws of the State of California.

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    WITNESS, the signature of Acquiror, as of the 3rd day of August 2001, set by its Chairman and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

    MID-STATE BANCSHARES

By:	/s/ CARROL R. PRUETT Carrol R. Pruett Chairman of the Board	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

    WITNESS, the signature of Mid-State Bank & Trust, as of the 3rd day of August, 2001 set by its President and attested to by its Assistant Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

    MID-STATE BANK & TRUST

By:	/s/ JAMES W. LOKEY James W. Lokey President	Attest:	/s/ JAMES G. STATHOS James G. Stathos Assistant Secretary

    WITNESS, the signature of Americorp, as of the 3rd day of August, 2001 set by its Chairman and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

    AMERICORP

By:	/s/ ROBERT J. LAGOMARSINO Robert J. Lagomarsino Chairman of the Board	Attest:	/s/ HARRY MAYNARD Harry Maynard Assistant Secretary

    WITNESS, the signature of American Commercial Bank, as of the 3rd day of August, 2001 set by its President and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

    AMERICAN COMMERCIAL BANK

By:	/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski President	Attest:	/s/ HARRY MAYNARD Harry Maynard Assistant Secretary

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APPENDIX B

August 3, 2001

Members of the Board of Directors
Americorp
300 South Mills Road
Ventura, California 93003

Members of the Board:

    You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Americorp, Ventura, California ("ACB") of the terms of the proposed merger of ACB with Mid-State Bancshares, Arroyo Grande, California ("MSB") and the merger of American Commercial Bank, Ventura, California ("AC Bank") with and into Mid-State Bank & Trust, Arroyo Grande, California ("MS Bank") and ACB shareholders receiving shares of common stock of MSB as defined in the Agreement to Merge and Plan of Reorganization entered into as of April 9, 2001 and amended on May 24, 2001 and August 3, 2001 (the "Agreement"). Pursuant to the Agreement and subject to the terms and conditions therein, each share of ACB Stock issued and outstanding immediately prior to the Effective Time of the Merger shall, on and at the Effective Time of the Merger, pursuant to the Agreement and without any further action on the part of ACB or the holders of ACB Stock, be exchanged for and converted into the right to receive shares of MSB Stock which is equal to the Exchange Ratio, cash equal to the Exchange Ratio multiplied by the Average Closing Price of MSB Stock or a combination thereof. The Exchange Ratio, as defined in the Agreement, shall be $28.75 divided by the Average Closing Price of MSB Stock if the Average Closing Price of MSB Stock is not less than $15.15 and not more than $17.61. The Exchange Ratio is modified pursuant to a calculation contained in the Agreement if the Average Closing Price of MSB Stock is greater than $17.61 or less than $15.15.

    The Agreement was amended on May 24, 2001 to enable the transaction to be accounted for as a purchase rather than under the pooling method, provide the holders of ACB Stock to choose cash, MSB Stock or a combination of the foregoing and that the minimum amount of MSB stock to be issued would be no less than 60% of the Total Consideration. On August 3, 2001 the parties entered into a Second Amendment to the Agreement to Merger and Plan of Reorganization (the "Second Amendment") that limits the amount of MSB Stock to no greater than seventy percent (70%) of the Total Consideration. The Total Consideration to be realized by shareholders of ACB has not been modified in the Second Amendment. The Second Amendment does contain procedures for the holders of ACB Stock to elect cash, MSB Stock or a combination thereof. We previously issued fairness opinions on April 9, 2001 and May 24, 2001 prior to the Second Amendment entered into by the parties on August 3, 2001.

    As part of its investment banking business, The Findley Group is continually engaged in the valuation bank, bank holding company and thrift securities in connection with mergers and acquisitions nationwide. We have previously provided financial advisory and consulting services to ACB and its predecessors.

    In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available financial and other data with respect to ACB and MSB, including consolidated financial statements for recent years; (iii) certain other publicly available financial and other information concerning ACB and MSB and the trading markets for the publicly traded securities of ACB and MSB; (iv) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believe relevant to our inquiry; and (v) evaluations and analyses prepared and presented to the Board of Directors of ACB or a committee thereof in connection with the Merger. We have held discussions with senior management of ACB concerning their past and current operations, financial condition and prospects.

    We have reviewed with the senior management of ACB earnings projections for ACB, provided by ACB, as a stand-alone entity, assuming the Merger does not occur. We also reviewed with the senior management of ACB the earnings projections for MSB that are publicly available and cost savings expected to be achieved in each year resulting from the Merger. Certain financial projections for the combined companies and for ACB as a stand-alone entity were derived by us based partially upon the projections and information described above, as well as our own assessment of general economic, market and financial conditions.

B–1

    In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the management of ACB as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings and earnings enhancement opportunities (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings and earnings enhancement opportunities reflect the best currently available estimates and judgements of ACB management. We have also assumed, without assuming any responsibility for the independent verification of the same, that the aggregate allowances for loan losses for ACB and MSB are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of ACB or MSB, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects described in the Agreement and assumed the accuracy of the disclosures set forth in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the shares of ACB Stock of the terms of the proposed merger of ACB with and into MSB, with ACB shareholders receiving shares of MSB Stock, cash or a combination thereof, and does not address ACB's underlying business decision to proceed with the Merger.

    We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of ACB and MSB, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for ACB and MSB; (ii) the assets and liabilities of ACB and MSB, including the loan and investment portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

    Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the terms of the Merger of ACB with and into MSB, with ACB shareholders receiving MSB Stock, cash or a combination thereof, as set forth in the Agreement, are fair, from a financial point of view, to the holders of the shares of ACB Stock.

    This opinion may not be used or referred to by ACB or quoted or disclosed to any person in any manner without our prior written consent, with the exception of submission to the regulatory agencies as part of the applications and included in the proxy materials provided to shareholders of ACB in relation to approval of the Merger. This opinion is not intended to be and shall not be deemed to be a recommendation to any shareholder of ACB as to how such shareholder should vote with respect to the Merger.

Respectfully submitted,
THE FINDLEY GROUP
Gary Steven Findley Director

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APPENDIX C

APPENDIX C

CALIFORNIA GENERAL CORPORATION LAW

CHAPTER 13
DISSENTERS' RIGHTS

Section 1300.  Right to Require Purchase—"Dissenting Shares" and "Dissenting Shareholder" Defined.

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-term merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-term merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stocks split or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

      (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does apply to any shares with respect to which there exists any restrictions on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

      (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

      (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

      (4) Which the dissenting shareholder has submitted the endorsement, in accordance with Section 1302.

    (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

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Section 1301.  Demand for Purchase.

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares of cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's rights under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subsection (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to vote the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302.  Endorsement of Shares.

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates or appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303.  Agreed Price—Time for Payment.

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

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    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304.  Dissenter's Action to Enforce Payment.

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholder may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305.  Appraisers' Report—Payment—Costs.

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed, by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

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Section 1306.  Dissenting Shareholder's Status as Creditor.

    To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307.  Dividends Paid As Credit Against Payment.

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Section 1308.  Continuing Rights and Privileges of Dissenting Shareholders.

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309.  Termination of Dissenting Shareholder Status.

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

Section 1310.  Suspension of Proceedings for Payment of Pending Litigation.

    If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Section 1304 and 1305 shall be suspended until final determination of such litigation.

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Section 1311.  Exempt Shares.

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312.  Attacking Validity of Reorganization Or Merger.

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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APPENDIX D

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal Year Ended December 31, 2000
OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from ____________ to ____________

Commission file number: 033-18392

AMERICORP
(Exact name of registrant as specified in its charter)

State of California (State or other jurisdiction of incorporation or organization)	77-0164985 (I.R.S. Employer Identification No.)
300 South Mills Road, Ventura, California 93003 (Address of principal executive offices and Zip Code)	(805) 658-6633 Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K / /. NOT APPLICABLE

As of February 28, 2001, the aggregate market value of the common stock held by non-affiliates of the Company was $37,256,079.

Number of shares of common stock outstanding at February 28, 2001: 2,098,934

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PART I

ITEM 1. BUSINESS

General

    Americorp (hereinafter "Americorp" or the "Company") was incorporated under the laws of the State of California and commenced operations in 1987 as a bank holding company for American Commercial Bank ("ACB" or the "Bank"). Other than its investment in the Bank, the Company currently conducts no other significant business activities, although it is authorized to engage in a variety of activities which are deemed closely related to the business of banking upon prior approval of the Board of Governors of the Federal Reserve System, the Company's primary regulator. As of December 31, 2000, the Company had total consolidated assets of approximately $266 million, total consolidated deposits of $238 million and total consolidated shareholders' equity of $26 million.

    The Bank was incorporated under the laws of the State of California in 1973 and was licensed by the California State Banking Department, now known as of the California Department of Financial Institutions ("DFI") and commenced operations as a California state chartered bank in September 1973. As a California state bank, the Bank is subject to the primary supervision, examination and regulation by the DFI, and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's accounts are insured by the FDIC up to the applicable limits thereof, but like most banks of its size in California, is not a member of the Federal Reserve Bank.

Banking Services

    ACB is engaged in substantially all of the business operations customarily conducted by independent California state banks. ACB maintains three full service-banking offices in the city of Ventura, two full service offices in the city of Oxnard and one full service office in the city of Camarillo. ACB's banking services include the acceptance of checking and savings deposits, and the making of commercial, SBA, real estate, personal, automobile and other installment loans. ACB also offers traveler's checks, notary public and other customary bank services to its customers. While ACB does offer credit cards to its customers, other financial institutions issue the cards. Trust services are not offered by ACB.

    ACB's deposits are attracted primarily from individuals and small and medium-sized business-related sources. ACB also attracts deposits from several local agencies. In connection with municipal deposits, ACB is generally required to pledge securities to secure such deposits, except for the first $100,000 of such deposits which are insured by the FDIC.

    ACB is engaged in lending activities to businesses and consumers throughout the geographic area of Ventura County, California. ACB has, to some degree, concentrations in real estate loans and real estate associated businesses. The risks associated with loans vary with the borrower, associated type of industry and prevailing economic conditions.

    Business loans are extended to a variety of commercial borrowers. These loans include revolving lines of credit, both secured and unsecured; equipment financing and term loans on real estate. In general, business loans have a higher degree of risk associated with changing economic cycles, product obsolescence and management experience. ACB utilizes a loan policy manual which sets standards for the accepted level of risk in the particular area under consideration. Business loans are reviewed by experienced loan personnel utilizing a secondary review and approval process which ultimately is overseen by the Board of Directors. ACB typically obtains the guarantees of the borrowing company's principal owners. Business lending risk is also mitigated by the contracted services of an independent loan review company. Commercial loans outstanding, as of December 31, 2000, totaled $47 million representing 23.9% of the portfolio.

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    ACB also structures commercial loans secured by real estate. These loans also vary in risk depending primarily on business cycles. Commercial real estate loans generally are amortized over a 20-year period with maturity dates of 5 years. ACB accepts properties whose appraised values provides a loan-to-value ratio of 75% or less. Commercial loans outstanding secured by real estate, at December 31, 2000, totaled $123 million, representing 62.3% of the portfolio. ACB is not involved with any residential tract housing construction and limits construction loans to either pre-sold or contract homes with permanent financing arranged. Construction loans total less than 5% of the total loan portfolio.

    ACB is also engaged in the brokering of single-family first trust deeds to other lenders.

    ACB also extends loans to consumers which include automobiles, installment, recreational vehicles, equity lines of credit, bankcard and overdraft protection. During 1998, ACB sold its bankcard portfolio for a nominal premium. Consumer loans are underwritten according to standards set in ACB's loan policy manual. ACB utilizes Experian and Trans Union credit reporting agencies to obtain current information on a consumer's payment history, monitors delinquency trends regularly and sets reserves to mitigate risk in this area.

    Virtually all of the consolidated net income of Americorp is generated by ACB.

    ACB has not engaged in any material research activities relating to the development of new services or the improvement of existing ACB services.

    There has been no significant change in the types of services offered by ACB since its inception, except in connection with new types of accounts allowed by statute or regulation in recent years. ACB has no present plans regarding "a new line of business" requiring the investment of a material amount of total assets.

    Most of ACB's business originates from Ventura County and there is no emphasis on foreign sources and application of funds. ACB's business, based upon performance to date, does not appear to be seasonal. Except as described above, a material portion of ACB's loans is not concentrated within a single industry or group of related industries, nor is ACB dependent upon a single customer or group of related customers for a material portion of its deposits. Management of ACB is unaware of any material effect upon ACB's capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

    ACB holds no patents, licenses (other than licenses obtained from bank regulatory authorities), franchises or concessions.

Transaction With Channel Islands Bank

    Americorp and ACB entered into an Agreement to Merge and Plan of Reorganization dated July 7, 1998 and amended on September 17, 1998 (the "Merger Agreement") with Channel Islands Bank, headquartered in Oxnard, California ("CIB").

    The Merger Agreement provided for, among other things, (i) the merger of CIB with and into ACB with ACB as the surviving bank, and (ii) the shareholders of CIB becoming shareholders of Americorp in accordance with the exchange ratio set forth in the Merger Agreement. The merger was consummated on December 31, 1998.

    The merger with CIB was intended to be a so-called "Merger of Equals" whereby comparatively similar sized financial institutions and their respective managements, boards of directors, shareholder groups and businesses are combined to create an institution which may provide for, among other things, increased synergies, expanded products and markets, higher lending limits and a reduction of overall overhead costs, including a reduction in duplicate positions and employee benefits. Such mergers may also enhance the liquidity of a shareholder's investment and may provide the combined

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entity with easier access to the capital markets. "Mergers of Equals" provide the same types of risk associated with combining any two entities, including (i) the disadvantages of being part of a larger entity, including reduced voting power and the potential for decreased customer service; (ii) the integration of the different corporate cultures of the entities will divert the combined entities' management time from other activities and (iii) the proposed changes to policies and procedures of the combined entity may not prove to be successful to the customers of the combined entity. "Mergers of Equals" also generally provide, among other less favorable aspects, a smaller premium on their investment to the non-surviving institutions' shareholders than would be anticipated in an actual sale of control, less liquidity to such shareholders for their investment than if the non-surviving institution had been acquired by a larger acquirer as well as the difficulties associated with combining the human resources and cultural differences of two similar sized institutions.

    At the consummation of the merger, CIB had approximately $95 million in total assets, approximately $63 million in total loans, approximately $87 million in total deposits and approximately $8 million in total stockholders' equity.

    The exchange ratio used in the merger was 0.7282 shares of Americorp Common Stock for each share of CIB outstanding. Americorp issued a total of 405,505 shares of Common Stock in connection with the transaction.

    The merger was intended to be tax free at the corporate and shareholders levels.

    The merger was accounted for as a "pooling of interest" and the financial statement included in Item 8 hereof have been prepared in accordance with such determination. See footnote 17 to such financial statements. All information concerning Americorp and ACB herein reflects the consummation of the merger.

Regulatory Actions

    During the fourth quarter of 2000, the FDIC completed a compliance examination of the Bank. As a result of such examination, on March 22, 2001, the Bank executed a Memorandum of Understanding which the Bank agreed to take the following actions: (i) appoint a compliance officer; (ii) correct all alleged violations listed in the report; (iii) develop and implement monitoring procedures; (iv) provide a training program for Bank personnel; (v) define and document the organizational structure of the compliance program; (vi) amend the Bank's loan policy and procedures to address recommendations made by the FDIC during the examination; (vii) establish an independent audit process; (viii) monitor and confirm the completion of actions taken by management to comply with the terms of the Memorandum of Understanding; and (ix) furnish written progress reports to the FDIC. The Memorandum of Understanding will become effective following execution by the FDIC, which is expected to occur in the first part of the second quarter of 2001.

    The Bank believes that it is in compliance with the Memorandum of Understanding.

Supervision and Regulation

    The Company and the Bank are extensively regulated under both federal and state law. Set forth below is a summary description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

  The Company

    The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Federal Reserve Board. The Company is required to file with the Federal

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Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may conduct examinations of bank holding companies and their subsidiaries.

    The Company will be required to obtain the approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of the Company and another bank holding company.

    The Company is prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

    The Company, and any subsidiaries which it may acquire or organize, are deemed to be "affiliates" of the Company within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by it subsidiaries to affiliates, and (b) on investments by its subsidiaries in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiary are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

    The Company and its subsidiary are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, sale or lease of property or furnishing of services. Section 106(b) of the Bank Holding Company Act Amendments of 1970 generally prohibits a bank from tying a product or service to another product or service offered by its subsidiaries, or by any of its affiliates. Further, the Company and its subsidiary is required to maintain certain levels of capital. See, "Effect of Governmental Policies and Recent Legislation Capital Standards."

    The Federal Reserve Board may require that the Company terminate an activity or terminate control of or liquidate or divest subsidiaries or affiliates when the Federal Reserve Board determines that the activity or the control or the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, the Company is required to file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

    Under the Federal Reserve Board's regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe and unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both.

    The Company is subject to the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, and files certain reports pursuant to such Act with the Securities and Exchange Commission (the "SEC").

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  The Bank

    The Bank is extensively regulated under both federal and state law. Set forth below is a summary description of certain laws which relate to the regulation of the Bank. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

    The Bank is chartered under the laws of the State of California and its deposits are insured by the FDIC to the extent provided by law. The Bank is subject to the supervision of, and is regularly examined by, the DFI and the FDIC. Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition.

    Various requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal and California statutes relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends and locations of branch offices. Further, the Bank is required to maintain certain levels of capital.

Effect of Governmental Policies and Recent Legislation

    Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Bank on deposits and its other borrowings and the interest rate received by the Bank on loans extended to its customers and securities held in the Bank's portfolio comprise the major portion of the Bank's earnings. These rates are highly sensitive to many factors that are beyond the Bank's control. Accordingly, the Bank's earnings and growth are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

    The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System ("FRB"). The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of Bank loans, investments and deposits and also affects interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Standards

    The Federal Reserve Board and FDIC have adopted risk-based minimum capital guidelines (for bank holding companies and insured non-member state banks, respectively) intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

    A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding

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companies) and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long-term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

    In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

    In June 1996, the federal banking agencies adopted a joint agency policy statement to provide guidance on managing interest rate risk. These agencies indicated that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the agencies' evaluation of the Bank's capital adequacy. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the agencies to take corrective action. Such actions will include recommendations or directions to raise additional capital, strengthen management expertise, improve management information and measurement systems, reduce levels of exposure, or some combination thereof depending upon the individual institution's circumstances.

    The federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful; (c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months.

    Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. The federal banking agencies recently issued final rules governing banks and bank holding companies, which became effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institutions regulatory capital. The standard has been in effect on an interim basis since March 1993. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) 10% of Tier 1 Capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 Capital and total assets and regulatory capital calculations.

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    The following table presents the amounts of regulatory capital and the capital ratios for the Bank, compared to its minimum regulatory capital requirements as of December 31, 2000

	December 31, 2000
	Actual	Minimum Capital Requirement
Leverage ratio	9.5%	4.0%
Tier 1 risk-based ratio	11.0%	4.0%
Total risk-based ratio	12.3%	8.0%

    Under applicable regulatory guidelines, the Bank was considered "Well Capitalized" at December 31, 2000. For more information concerning the capital ratios of the Company and the Bank, see Note 14 to the Americorp Financial Statements contained in Item 8 of this Report.

    On January 1, 1998, new legislation became effective which, among other things, gave the power to the DFI to take possession of the business and properties of a bank in the event that the tangible shareholders' equity of the Bank is less than the greater of (i) 3% of the Bank's total assets or (ii) $1,000,000.

    Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends.

Prompt Corrective Action

    Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

    An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

"Well capitalized"	"Adequately capitalized"
Total risk-based capital of 10%; Tier 1 risk-based capital of 6%; and Leverage ratio of 5%.	Total risk-based capital of 8%; Tier 1 risk-based capital of 4%; and Leverage ratio of 4%.
"Undercapitalized"	"Significantly undercapitalized"
Total risk-based capital less than 8%; Tier 1 risk-based capital less than 4%; or Leverage ratio less than 4%.	Total risk-based capital less than 6%; Tier 1 risk-based capital less than 3%; or Leverage ratio less than 3%.
"Critically undercapitalized"
Tangible equity to total assets less than 2%.

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    An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

    The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan (i) specifies the steps the institution will take to become adequately capitalized, (ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions. An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced acquisition; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

    Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically

D–10

undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

    In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.

Safety and Soundness Standards

    Effective in 1995 the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA). These standards are designed to identify potential safety and soundness concerns and ensure that action is taken to address those concerns before they pose a risk to the deposit insurance fund. The standards relate to (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits. If a federal banking agency determines that an institution fails to meet any of these standards, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. In the event the institution fails to submit an acceptable plan within the time allowed by the agency or fails in any material respect to implement an accepted plan, the agency must, by order, require this institution to correct the deficiency. Effective October 1, 1996, the federal banking agencies promulgated safety and soundness regulations and accompanying interagency compliance guidelines on asset quality and earnings standards. These new guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. The institution should (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in those assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problems assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset reports with adequate information for management and the board of directors to assess the level of risk. These new guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

Premiums for Deposit Insurance

    All deposits of the Bank are insured by the FDIC and are subject to FDIC insurance assessment. The amount of FDIC assessment paid by individual insured depository institutions is based upon their relative risk as measured by regulatory capital ratios and certain other factors. As a result of its "Well Capitalized" status, the Bank currently pays approximately $43,000 per year.

Interstate Banking and Branching

    On September 29, 1994, the President signed into law the Rieglel Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under Bank Holding Company Act to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an

D–11

acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which it is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five-year existence requirement.

    The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

    In 1995, California adopted "opt in" legislation under the Interstate Act that permits out-of-state banks to acquire California banks that satisfy a five-year minimum age requirement (subject to exceptions for supervisory transactions) by means of merger or purchases of assets, although entry through acquisition of individual branches of California institutions and de novo branching into California are not permitted. The Interstate Act and the California branching statute will likely increase competition from out-of-state banks in the markets in which the Company intends to operate, although it is difficult to assess the impact that such increased competition may have on the Company's operations. The Interstate Act may increase competition in the Company's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact each likely increased competition may have on the Company's operations.

Community Reinvestment Act and Fair Lending Developments

    The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate-income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

    In 1995 the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending, service and investment performance, rather than the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements.

    In 1994 the federal Interagency Task Force on Fair Leading issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

    In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank has consistently been rated "satisfactory."

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Financial Modernization Legislation

    On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act, or GLB Act, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revises the Bank Holding Company Act of 1956 and repeals the affiliation provisions of the Glass-Steagall Act of 1933, permitting a qualifying holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are "financial in nature" or "complementary" to such financial activities. The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits various non-bank financial services providers to acquire banks by allowing bank holding companies to engage in activities such as securities underwriting, and underwriting and brokering of insurance products. The GLB Act also expands passive investments by financial holding companies in any type of company, financial or nonfinancial, through merchant banking and insurance company investments. In order for a bank holding company to qualify as a financial holding company, its subsidiary depository institutions must be "well-capitalized" and "well-managed" and have at least a "satisfactory" Community Reinvestment Act rating.

    The GLB Act also reforms the regulatory framework of the financial services industry. Under the GLB Act, financial holding companies are subject to primary supervision by the FRB while current federal and state regulators of financial holding company regulated subsidiaries such as insurers, broker-dealers, investment companies and banks generally retain their jurisdiction and authority. In order to implement its underlying purposes, the GLB Act preempts state laws restricting the establishment of financial affiliations authorized or permitted under the GLB Act, subject to specified exceptions for state insurance regulators. With regard to securities laws, the GLB Act removes the current blanket exemption for banks from the broker-dealer registration requirements under the Securities Exchange Act of 1934, amends the Investment Company Act of 1940 with respect to bank common trust fund and mutual fund activities, and amends the Investment Advisers Act of 1940 to require registration of banks that act as investment advisers for mutual funds.

    The GLB Act also includes provisions concerning subsidiaries of banks, permitting a bank to engage in most financial activities through a financial subsidiary, provided that the Bank and its depository institution affiliates are "well capitalized" and "well managed" and meet certain other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. With respect to subsidiaries of state banks, new activities as "principal" would be limited to those permissible for a bank financial subsidiary. The GLB Act requires a state bank with a financial subsidiary permitted under the GLB Act as well as its depository institution affiliates to be "well capitalized," and also subjects the Bank to the same capital, risk management and affiliate transaction rules as applicable to banks. The provisions of the GLB Act relating to financial holding companies became effective 120 days after its enactment excluding the federal preemption provisions, which became effective on the date of enactment.

    The GLB Act will likely increase competition in the markets in which the Bank operates, although it is difficult to assess the impact that such increased competition may have on the Bank's operations.

Potential Enforcement Actions

    Commercial banking organizations and bank holding companies, such as the Bank and the Company, may be subject to potential enforcement actions by federal and state bank regulatory officials for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase

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capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Hazardous Waste Clean-Up Costs

    Management is aware of recent legislation and cases relating to hazardous waste clean-up costs and potential liability. Based on a general survey of the loan portfolios of the Bank, conversations with local authorities and appraisers, and the type of lending currently and historically done by the Bank (the Bank has generally not made the types of loans generally associated with hazardous waste contamination problems), management is not aware of any potential liability for hazardous waste contamination.

Other Regulations and Policies

    The federal regulatory agencies have adopted regulations that implement Section 304 of FDICIA which requires federal banking agencies to adopt uniform regulations prescribing standards for real estate lending. Each insured depository institution must adopt and maintain a comprehensive written real estate lending policy, developed in conformance with prescribed guidelines, and each agency has specified loan-to-value limits in guidelines concerning various categories of real estate loans.

    Various requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal regulations include requirements to maintain non-interest bearing reserves against deposits, limitations on the nature and amount of loans which may be made, and restrictions on payment of dividends. The California Commissioner of Financial Institutions approves the number and locations of the branch offices of a bank. California law exempts banks from the usury laws.

Business Concentrations

    As of December 31, 2000, the Company had approximately $266 million in assets and $238 million in deposits. No individual or single group of related accounts is considered material in relation to the Company's totals, or in relation to its overall business.

Monetary Policy

    Banking is a business which depends on rate differentials. In general, the difference between the interest paid by the Bank on its deposits and its other borrowings and the interest rate received by the Bank on loans extended to its clients and securities held in the Bank investment portfolios will comprise a major portion of the Bank's earnings.

    The earnings and growth of the Bank will be affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, limitations upon savings and time deposit interest rates, and adjustments to the discount rates applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on the Bank's businesses and earnings cannot be predicted.

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Competition

    The banking business in California generally, and is the Bank's primary service areas specifically, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices and operations over a wide geographic area. Among the advantages such major banks have over the Bank are their ability to finance and wide-ranging advertising campaigns and to allocate their investment assets to regions of higher yield and demand. Such banks offer certain services such as trust services and international banking which are not offered directly by the Bank (but which can be offered indirectly by the Bank through correspondent institutions). In addition, by virtue of their greater total capitalization, such banks have substantially higher lending limits than the Bank. (Legal lending limits to an individual client are based upon a percentage of a bank's total capital accounts.) Other entities, both governmental and in private industry, seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the Bank is the acquisition of deposits. Banks also compete with money market funds and other money market instruments which are not subject to interest rate ceilings.

    In order to compete with other competitors in their primary service areas, the Bank attempts to use to the fullest extent the flexibility which their independent status permits. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. In particular, each of the banks offers highly personalized banking services.

Employees

    At December 31, 2000, the Bank had a total of 104 full-time equivalent employees and 19 part-time employees. The Bank believes that its employee relations are satisfactory.

ITEM 2. PROPERTIES

    All of ACB's offices are leased. See Note 4 to the Americorp Financial Statements contained in Item 8 of this Report for certain additional information concerning the amount of ACB's lease commitments. Americorp has no separate facilities.

ITEM 3. LEGAL PROCEEDINGS

    The Bank is, from time to time, subject to various pending and threatened legal actions which arise out of the normal course of its business. Neither the Company nor the Bank is a party to any pending legal or administrative proceedings (other than ordinary routine litigation incidental to the Company's or the Bank's business) and no such proceedings are known to be contemplated.

    There are no material proceedings adverse to the Company or the Bank to which any director, officer, affiliate of the Company or 5% shareholder of the Company or the Bank, or any associate of any such director, officer, affiliate or 5% shareholder of the Company or Bank is a party, and none of the above persons has a material interest adverse to the Company or the Bank.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    None.

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PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

    Americorp Common Stock is listed on the OTC Bulletin Board and trades under the symbol "AICA." Trading in the stock has not been extensive.

    The management of Americorp is aware of four securities dealers who maintain an inventory and makes a market in Americorp Common Stock-Maguire Investments, Santa Maria, California; Monroe Securities, Inc., Rochester, New York; Hoefer & Arnett, San Francisco, California; and Crowell Weedon and Co., Encino, California.

    The following prices do not necessarily include retail markups, markdowns or commissions and may not necessarily represent actual transactions. Additionally, there may have been transactions at prices other than those shown below. All prices have been adjusted for the two-for-one stock split of the Common Stock which was effective on April 15, 1999.

Quarter	High	Low
1st '99	$20.00	$19.50
2nd '99	19.75	18.75
3rd '99	20.50	18.50
4th '99	19.63	17.88
1st '00	$19.00	$15.38
2nd '00	18.00	16.00
3rd '00	17.00	15.63
4th '00	20.00	15.00

Shareholders

    As of March 1, 2001, there were approximately 393 holders of Americorp Common Stock. There are no other classes of equity securities outstanding.

Dividends

    The Company is a legal entity separate and distinct from the Bank. The Company's shareholders are entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available therefor, subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

    The ability of the Company to pay a cash dividend depends largely on the Bank's ability to pay a cash dividend to the Company. The payment of cash dividends by the Bank is subject to restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) the bank's

D–16

retained earnings; or (b) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank may, with the approval of the DFI, make a distribution to its shareholders in an amount not exceeding the greater of (x) its retained earnings; (y) its net income for its last fiscal year; or (z) its net income for its current fiscal year. In the event that the DFI determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the DFI may order the bank to refrain from making a proposed distribution. The FDIC may also restrict the payment of dividends if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the Bank would be included in one of the "undercapitalized" categories for capital adequacy purposes pursuant to federal law. (See, "Item 1—Description of Business—Prompt Corrective Action and Other Enforcement Mechanisms.") Additionally, while the Federal Reserve Board has no general restriction with respect to the payment of cash dividends by an adequately capitalized bank to its parent holding company, the Federal Reserve Board might, under certain circumstances, place restrictions on the ability of a particular bank to pay dividends based upon peer group averages and the performance and maturity of the particular bank, or object to management fees to be paid by a subsidiary bank to its holding company on the basis that such fees cannot be supported by the value of the services rendered or are not the result of an arm's length transaction.

    Americorp has paid 69 consecutive quarterly cash dividends to its shareholders. Americorp is currently paying quarterly cash dividends of $0.15 per share.

    The dividend policy of Americorp is expected to continue; however, no assurances can be given that such policy may not change. Moreover, declarations or payments of dividends by the Board of Directors of Americorp will depend upon a number of factors, including capital requirements, regulatory limitations (as discussed above), Americorp's and ACB's financial condition and results of operations, tax considerations and general economic conditions. No assurance can be given that any dividends will be declared or, if declared, what the amount of dividends or their type (cash, stock or both) will be or whether such dividends, once declared, will continue.

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ITEM 6. SELECTED FINANCIAL DATA

    The following selected consolidated financial data with respect to the Company's consolidated statement of financial position for the years ended December 31, 2000 and 1999 and its consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 have been derived from the audited consolidated financial statements included in Item 8 of this Form 10-K. The consolidated financial statements give retroactive effect to the merger of the Company's subsidiary, American Commercial Bank, with Channel Islands Bank on December 31, 1998, in a transaction accounted for as a pooling of interest, as discussed in Note 17 to the consolidated financial statements. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The summary consolidated financial data with respect to Company's consolidated statement of financial position as of December 31, 1998, 1997 and 1996 and its consolidated statements of income for the years ended December 31, 1997 and 1996 have been derived from the audited financial statements of the Company, which are not presented herein.

	At or For the Year Ended December 31,
	2000	1999	1998	1997	1996
Summary of Operations:
Interest Income	$21,604	$18,821	$18,054	$16,575	$15,120
Interest Expense	5,865	4,604	4,972	4,626	4,593

Net Interest Income	15,739	14,217	13,082	11,949	10,527
Provision for Loan Losses	1,634	720	523	780	1,743

Net Interest Income After Provision for Loan Losses	14,105	13,497	12,559	11,169	8,784
Noninterest Income	2,746	2,898	2,708	2,719	1,955
Noninterest Expense	12,158	11,928	13,425	11,013	9,938

Income Before Income Taxes	4,693	4,467	1,842	2,875	801
Income Taxes	1,029	1,145	678	972	272

Net Income	$3,664	$3,322	$1,164	$1,903	$529

Dividends	$1,110	$928	$615	$581	$572
Per Share Data:
Net Income—Basic	$1.75	$1.60	$0.59	$1.04	$0.29
Net Income—Diluted	$1.73	$1.49	$0.55	$0.93	$0.26
Book Value	$12.18	$10.96	$9.94	$9.59	$8.90
Statements of Financial Condition Summary:
Total Assets	$266,495	$245,966	$241,725	$223,252	$201,680
Total Deposits	238,149	209,877	217,721	201,795	183,047
Securities	18,720	27,364	32,388	39,262	39,199
Loans, net	193,923	179,347	152,638	134,027	114,798
Allowance for Loan Losses (ALLL)	3,553	1,978	1,953	1,966	1,535
Total Shareholders' Equity	25,512	23,064	20,396	17,907	16,068
Selected Ratios:
Return on Average Assets	1.44%	1.36%	0.51%	0.92%	0.27%
Return on Average Equity	15.17%	15.32%	6.00%	11.33%	3.24%
Net Interest Margin	6.94%	6.58%	6.56%	6.60%	6.22%
Dividend Payout Ratio	30.29%	27.93%	52.84%	30.53%	108.13%
Non-performing Loans to Total Loans	0.39%	0.99%	1.65%	1.45%	0.96%
Non-performing Assets to Total Assets	0.41%	0.82%	1.06%	1.01%	0.58%
ALLL to Non-performing Loans	456.10%	109.65%	76.17%	99.70%	136.81%
Average Shareholders' Equity to Average Assets	9.49%	8.90%	8.51%	8.10%	8.37%

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS OVERVIEW

    The Company reported earnings of $3.7 million in 2000, or $1.73 diluted earnings per share. This represents an increase of 10.3% from 1999 when earnings were $3.3 million. This increase was primarily the result of a $1.5 million increase in net interest income reduced by a $914,000 increase in the provision for loans losses plus a slight increase in noninterest expenses.

    The Company reported net earnings of $3.3 million or $1.49 diluted earnings per share for 1999. This represents almost a threefold increase from 1998 when net earnings were $1.2 million or $0.55 diluted earnings per share. This significant increase occurred as the Company experienced strong growth in operating income (up approximately 8%) and significantly lowers operating costs (down approximately 12%). Nonrecurring 1998 costs associated with the CIB merger and a reduction of approximately 10% in personnel costs represented the majority of this decline.

    The following table sets forth several key operating ratios for 2000, 1999 and 1998:

	For the Year Ended December 31,
	2000	1999	1998
Return on Average Assets	1.44%	1.36%	0.51%
Return on Average Equity	15.17%	15.32%	6.00%
Dividend Payout Ratio	30.29%	27.93%	52.84%
Average Shareholder's Equity to Average Total Assets	9.49%	8.90%	8.51%

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

    The following table presents, for the years indicated, the distribution of average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded (dollar amounts in thousands).

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	For the Year Ended December 31,
	2000			1999			1998
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets
Interest-Earning Assets:
Investment Securities	$22,808	$1,335	5.85%	$28,925	$1,596	5.52%	$35,834	$2,002	5.59%
Federal Funds Sold	11,414	721	6.32%	19,229	932	4.85%	21,565	1,110	5.15%
Other Earning Assets	—	—	0.00%	—	—	0.00%	1,189	68	5.72%
Loans	192,625	19,548	10.15%	168,042	16,293	9.70%	140,848	14,874	10.56%

Total Interest-Earning Assets	226,847	21,604	9.52%	216,196	18,821	8.71%	199,436	18,054	9.05%
Cash and Due From Banks	22,436			21,190			21,281
Premises and Equipment	1,510			2,074			2,348
Other Real Estate Owned	244			519			96
Accrued Interest and Other Assets	6,134			5,625			6,714
Allowance for Loan Losses	(2,547)			(1,882)			(1,947)

Total Assets	$254,624			$243,722			$227,928

Liabilities and Shareholders' Equity
Interest-Bearing Liabilities:
Money Market and NOW	$63,858	1,317	2.06%	$65,767	1,209	1.84%	$66,501	1,352	2.03%
Savings	17,340	342	1.97%	18,568	367	1.98%	18,017	389	2.16%
Time Deposits under $100,000	42,690	2,353	5.51%	36,943	1,694	4.59%	35,173	1,823	5.18%
Time Deposits of $100,000 or More	31,299	1,817	5.81%	26,973	1,329	4.93%	26,398	1,408	5.33%
Other	464	36	7.76%	110	5	4.55%	—	—	n/a

Total Interest-Bearing Liabilities	155,651	5,865	3.77%	148,361	4,604	3.10%	146,089	4,972	3.40%
Noninterest-Bearing Liabilities:
Demand Deposits	72,239			70,774			59,383
Other Liabilities	2,575			2,896			3,062
Shareholders' Equity	24,159			21,691			19,394

Total Liabilities and Shareholders' Equity	$254,624			$243,722			$227,928

Net Interest Income		$15,739			$14,217			$13,082

Net Yield on Interest-Earning Assets			6.94%			6.58%			6.56%

D–20

NET INTEREST INCOME

    Net interest income is the amount by which the interest and amortization of fees generated from loans and other earning assets exceeds the cost of funding those assets, usually deposit account interest expense. Net interest income depends on the difference (the "interest rate spread") between gross interest and fees earned on the loans and investment portfolios and the interest rates paid on deposits and borrowings.

    Net interest income for 2000 was $15.7 million, an increase of $1.5 million or 10.7% when compared to $14.2 million in 1999. This increase was attributable to the growth in interest-earning assets and an increase in the net yield on interest-earning assets from 6.58% in 1999 compared to 6.94% in 2000. Interest-earning assets increased $10.7 million or 4.9% to $226.8 million in 2000 compared to $216.2 million in 1999. Contributing to the overall increase in the net yield on interest-earning assets was the Company's growth in average loans, which increased $24.6 million. This growth was funded partially by the $7.3 million increase in interest-bearing liabilities and balance was funded by reducing the lower yielding investments and federal funds sold.

    Net interest income for 1999 was $14.2 million, an increase of $1.1 million or 8.7% when compared to $13.1 million in 1998. This increase was primarily attributable to the growth in interest-earning assets, as the net yield on interest-earning assets was relatively unchanged at 6.58% in 1999 compared to 6.56% in 1998. Interest-earning assets increased $16.8 million or 8.4% to $216.2 million in 1999 compared to $199.4 million in 1998.

    Interest income for 2000 was $21.6 million compared to $18.8 million in 1999. This increase of $2.8 million was comprised of additional income of $1.7 million resulting from increased interest-earning assets and $1.1 million resulting from an 81 basis point increase in the overall yield on interest-earning assets. As noted above, the increase in the net yield was positively impacted by the large increase in average loans.

    Interest income for 1999 was $18.8 million compared to $18.1 million in 1998. This increase of $0.7 million was comprised of additional income of $2.2 million resulting from increased interest-earning assets reduced by $1.4 million resulting from a 34 basis point decline in the overall yield on interest-earning assets.

    Interest expense in 2000 was $5.9 million compared to $4.6 million in 1999. This increase was due to a $7.3 million increase in total interest-bearing liabilities and a 67 basis point increase in the net rate paid on these liabilities. The increase in the rate paid on these liabilities was due to the increasing rate environment experienced in late 1999 and 2000.

    Interest expense in 1999 was $4.6 million compared to $5.0 million in 1998. This decrease was primarily attributable to declining interest rates paid on interest-bearing liabilities, which declined 30 basis points from 3.40% in 1998 to 3.10% in 1999. The positive impact on net interest income from this rate decline was partially offset by nominal increases in the average interest-bearing liabilities outstanding.

    During 1999 the Company increased it average interest-earning assets by $16.8 million while limiting its increase in interest-bearing liabilities to $2.3 million. This apparent shortfall was funded primarily by a $11.4 million increase in average noninterest-bearing demand deposits and a $2.3 million increase in shareholders' equity. This form of funding has a positive impact of the Company's net interest income.

    The following table sets forth changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the years indicated. Changes not solely attributable to rate or volume

D–21

have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each (dollar amounts in thousands).

	Year Ended December 31, 2000 versus Year Ended December 31, 1999			Year Ended December 31, 1999 versus Year Ended December 31, 1998
	Increase (Decrease) Due To Change in			Increase (Decrease) Due To Change in
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:
Investment Securities	$(353)	$92	$(261)	$(381)	$(25)	$(406)
Federal Funds Sold	(445)	234	(211)	(115)	(63)	(178)
Other Earning Assets	—	—	—	(34)	(34)	(68)
Loans	2,468	787	3,255	2,707	(1,288)	1,419

Total Interest Income	1,670	1,113	2,783	2,177	(1,410)	767
Interest-Bearing Liabilities:
Money Market and NOW	(36)	144	108	(15)	(128)	(143)
Savings	(25)	—	(25)	12	(34)	(22)
Time Deposits under $100,000	286	373	659	89	(218)	(129)
Time Deposits $100,000 or More	231	257	488	30	(109)	(79)
Other	25	6	31	3	2	5

Total Interest Expense	481	780	1,261	119	(487)	(368)

Net Interest Income	$1,189	$333	$1,522	$2,058	$(923)	$1,135

PROVISION FOR LOANS LOSSES

    The allowance for loan losses is maintained at a level that is considered adequate to provide for the loan losses inherent in the Company's loan portfolio. During 2000, the provision for loan losses was $1,634,000 compared to $720,000 in 1999 and $523,000 in 1998. See "Allowance for Loan Losses" later in this discussion for additional information on the Company's methodology for determining the adequacy of the allowance, summary of historical loan losses and analysis of overall asset quality.

NONINTEREST INCOME

    Noninterest income was $2.8 million in 2000, of which approximately 90% were the traditional service charges on accounts and fees collected in commercial banking. This amount represents 1.1% of average assets for 2000. This was comparable to the $2.9 million, or 1.2% of average assets, reported in 1999 and the $2.7 million, or 1.2% of average assets, reported in 1998.

D–22

NONINTEREST EXPENSE

    Noninterest expense reflects the costs of products and services related to systems, facilities and personnel for the Company. Noninterest expense was $12.2 million in 2000, $11.9 million in 1999 and $13.4 million in 1998. The major components of noninterest expense stated as a percentage of average assets are as follows:

	2000	1999	1998
Salaries and Employee Benefits	2.34%	2.43%	2.90%
Occupancy Expenses	0.46%	0.46%	0.52%
Furniture and Equipment	0.33%	0.42%	0.31%
Advertising and Promotion Expense	0.08%	0.10%	0.13%
Legal and other Professional Expense	0.30%	0.23%	0.30%
Data Processing	0.29%	0.27%	0.22%
Office Supplies and Expenses	0.22%	0.25%	0.22%
Merchant Card Program Expenses	0.16%	0.16%	0.21%
Resturcturing Charges and Merger-Related Costs	—	—	0.23%
Other	0.59%	0.57%	0.85%

	4.77%	4.89%	5.89%

    Disregarding the restructuring charges and merger-related costs incurred in 1998, noninterest expense as a percentage of average assets has declined from 5.66% in 1998 to 4.77% in 2000. The Company believes this decline is primarily related to the operating efficiencies derived from its 1998 merger with Channel Islands Bank as well as its continuing effort to control and reduce noninterest expense.

INCOME TAXES

    Income tax expense was $1,029,000, $1,145,000, and $678,000 for the years ended December 31, 2000, December 31, 1999, and December 31, 1998, respectively. These expenses resulted in an effective tax rate of 21.9% in 2000, 25.5% in 1999 and 36.8% in 1998. The significant decline in the effective rate in 2000 and 1999 was due to the utilization of previously unrecognized tax credits. During 2000 the Company utilized $706,000 of these credits, compared to $512,000 in 1999. No additional credits are available at December 31, 2000 and, therefore, the Company anticipates that its effective tax rate will rise in 2001. The Company's effective tax rate is also favorably impacted by its investments in municipal securities. See also Note 8 to the consolidated financial statements for additional information on the Company's income taxes.

BALANCE SHEET ANALYSIS

    The Company's primarily operating goals for 2000 were the successful integration of the branches it obtained in the merger on December 31, 1998 with Channel Islands Bank, maximization of the operating efficiencies provided by that merger and growth in its core banking operations. The combination of these goals had the following impact on the Company's balance sheet.

    First, the Company experienced asset growth of approximately 8.3%. Total assets at December 31, 2000 were $266.0 million compared to $246.0 million at December 31, 1999. This is compared to an increase of $4.3 million or 1.8% during 1999.

    Similarly, the company experienced an increase in total deposits, which ended 2000 at $238.1 million compared to $209.9 million at the end of 1999. This increase of $28.2 million was used to fund the growth in assets noted above and to retire the $10.0 million in short-term borrowings outstanding at December 31, 1999.

D–23

INVESTMENT PORTFOLIO

    The following table summarizes the amounts and distribution of the Company's investment securities held as of the dates indicated, and the weighted-average yields as of December 31, 2000 (dollar amounts in thousands):

	December 31,
	1999			2000
	Book Value	Market Value	Weighted Average Yield	Book Value
U.S. Treasury Securities:
One to Five Years	$1,944	$1,910	4.33%	$1,892
U.S. Government and Agency Securities:
Within One Year	1,500	1,497	5.79%	998
One to Five Years	1,993	1,988	5.78%	3,458

Total U.S. Government and Agency Securities	3,493	3,485	5.78%	4,456
Municipal Securities:
Within One Year	1,166	1,171	5.77%	631
One to Five Years	2,166	2,191	5.37%	3,107
Five to Ten Years	2,633	2,731	5.86%	2,860
After Ten Years	531	543	5.61%	955

Total Municipal Securities	6,496	6,636	5.66%	7,553
Corporate Debt Securities:
Within One Year	—	—		2,415
One to Five Years	1,778	1,753	5.77%	1,727

Total Corporate Debt Securities	1,778	1,753	5.77%	4,142
Mutual Funds	—	—		2,138
Mortgage Backed Securities	5,009	5,015	6.33%	7,183

	$18,720	$18,799	5.73%	$27,364

    Securities may be pledged to meet security requirements imposed as a condition to receipt of deposits of public funds and other purposes. At December 31, 2000 and 1999, the carrying values of securities pledged to secure public deposits and other purposes were approximately $9.8 million and $5.9 million, respectively. The increase in pledged investment securities is related to the lines of credit obtained from the Federal Home Loan Bank. See Note 2 to the consolidated financial statements for additional information on the Company's investment portfolio.

D–24

LOAN PORTFOLIO

    The following table sets forth the components of total net loans outstanding in each category at the date indicated (dollar amounts in thousands):

	December 31,
	2000	1999	1998	1997	1996
Loans
Commercial	$47,272	$42,242	$60,433	$45,609	$47,395
Real Estate—Construction	9,375	7,794	7,395	3,966	2,086
Real Estate—Other	132,754	119,732	69,829	64,556	44,934
Consumer	8,750	12,262	17,333	22,176	22,218

Total Loans	198,151	182,030	154,990	136,307	116,633
Net Deferred Loan Costs	(675)	(705)	(399)	(314)	(300)
Allowance for Loan Losses	(3,553)	(1,978)	(1,953)	(1,966)	(1,535)

Net Loans	$193,923	$179,347	$152,638	$134,027	$114,798

Commitments
Standby Letters of Credit	$690	$968	$814	$921	$1,701
Undisbursed Loans and Commitments to Grant Loans	47,776	44,584	43,768	35,004	30,133

Total Commitments	$48,466	$45,552	$44,582	$35,925	$31,834

    The following table shows the maturity distribution of the fixed rate portion of the loan portfolio and the repricing distribution of the variable rate portion of the loan portfolio at December 31, 2000:

3 Months or Less	Over 3 Months through 12 months	Due after one year to three years	Due after three years to five years	Due after five years	Total
$117,517	$9,859	$17,683	$33,607	$18,712	$197,378

		Loans on Non-Accrual			773

					$198,151

ASSET QUALITY

    The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral that is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Loan Committee of the board of directors approves significant loans. The Loan Committee is comprised of directors and members of the Company's senior management.

    The Company grades all loans from "acceptable" to "loss", depending on credit quality, with "acceptable" representing loans with an acceptable degree of risk given the favorable aspects of the credit and with both primary and secondary sources of repayment. Classified loans or substandard loans are ranked below "acceptable" loans. As these loans are identified in the review process, they are added to the internal watchlist and loss allowances are established for them. Additionally, the loan portfolio is examined regularly by the FDIC and DFI. Management also utilizes an independent loan review Company to assess loan portfolio quality and adequacy of the allowance for loan losses.

D–25

NONPERFORMING ASSETS

    The following table provides information with respect to the components of the Company's nonperforming assets at the dates indicated (dollar amounts in thousands):

	For the Year Ended December 31,
	2000	1999	1998	1997	1996
Loans 90 Days Past Due and Still Accruing	$6	$10	$784	$81	$525
Nonaccrual Loans	773	1,794	1,780	1,891	597

Total Nonperforming Loans	779	1,804	2,564	1,972	1,122
Other Real Estate Owned	315	206	—	275	136

Total Nonperforming Assets	$1,094	$2,010	$2,564	$2,247	$1,258

Nonperforming Loans as a Percentage of Total Loans	0.39%	0.99%	1.65%	1.45%	0.96%
Allowance for Loan Loss as a Percentage of Nonperforming Loans	456.10%	109.65%	76.17%	99.70%	136.81%
Nonperforming Assets as a Percentage of Total Assets	0.41%	0.82%	1.06%	1.01%	0.58%

    Loans are generally placed on non-accrual status when they are delinquent 90 days or more, unless the loan is well secured and in the process of collection. The Company stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but not received. Loans are not returned to accrual status until it is brought current with respect to both principal and interest payments, the loan is performing to current terms and conditions, the interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt. See Note 3 to the consolidated financial statements for additional information on the Company's average investment in impaired loans and the amount of income recognized thereon.

    In addition to the loans reported above, at December 31, 2000, the Company had loans totaling $6.7 million which it had graded less than acceptable. This amount increased 103% from the $3.3 million in similar loans at December 31, 1999. As discussed in the following section, evaluation of these loans is an integral portion of the Company's methodology for establishing the adequacy of the allowance for loan losses. The Company has no foreign loans in its loan portfolio.

D–26

ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is maintained at a level that is considered adequate to provide for the loan losses inherent in Company's loans. The provision for loan losses was $1,634,000 in 2000 compared to $720,000 in 1999 and $523,000 in 1998.

    The following table summarizes, for the years indicated, changes in the allowances for loan losses arising from loans charged-off, recoveries on loans previously charged-off, and additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses (dollar amounts in thousands):

	For the Year Ended December 31,
	2000	1999	1998	1997	1996
Outstanding Loans
Average for the Year	$192,625	$168,042	$140,848	$125,248	$108,368
End of the Year	$198,151	$182,030	$154,990	$136,307	$116,633
Allowance For Loan Losses
Balance at Beginning of Year	$1,978	$1,953	$1,966	$1,535	$1,364
Actual Charge-Offs:
Commercial	229	379	318	295	1,304
Real Estate	—	46	5	31	158
Consumer	203	475	411	308	182

Total Charge-Offs	432	900	734	634	1,644
Less Recoveries:
Commercial	276	69	132	237	29
Real Estate	19	29	27	30	11
Consumer	78	107	39	18	32

Total Recoveries	373	205	198	285	72

Net Loans Charged-Off	59	695	536	349	1,572
Provision for Loan Losses	1,634	720	523	780	1,743

Balance at End of Year	$3,553	$1,978	$1,953	$1,966	$1,535

Ratios
Net Loans Charged-Off to Average Loans	0.03%	0.41%	0.38%	0.28%	1.45%
Allowance for Loan Losses to Total Loans	1.79%	1.09%	1.26%	1.44%	1.32%
Net Loans Charged-Off to Beginning Allowance for Loan Losses	2.98%	35.59%	27.26%	22.74%	115.25%
Net Loans Charged-Off to Provision for Loan Losses	3.61%	96.53%	102.49%	44.74%	90.19%
Allowance for Loan Losses to Nonperforming Loans	456.10%	109.65%	76.17%	99.70%	136.81%

    The Company performs quarterly detailed reviews to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be charged to expense. This systematic reviews follow the methodology set forth by the FDIC in its 1993 policy statement on the allowance for loan losses.

D–27

    A key element of this methodology is the previously discussed credit classification process. Loans identified as less than "acceptable" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, the Company considers the inherent risk present in the "acceptable" portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools. Upon completion, the written analysis is presented to the board of directors for discussion, review and approval.

    The Company believes the allowance for loan losses to be adequate to provide for losses inherent in the loan portfolio. While the Company uses available information to recognize losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future.

    The following table summarizes the allocation of the allowance for loan losses by loan type for the years indicated and the percent of loans in each category to total loans (dollar amounts in thousands):

	December 31, 2000		December 31, 1999		December 31, 1998		December 31, 1997		December 31, 1996
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Commercial	$1,467	23.9%	$591	23.2%	$876	39.0%	$740	33.4%	$632	40.6%
Construction	57	4.7%	53	4.3%	14	4.8%	15	2.9%	11	1.8%
Real Estate	984	67.0%	859	65.8%	621	45.0%	734	47.4%	531	38.5%
Consumer	184	4.4%	312	6.7%	198	11.2%	169	16.3%	144	19.1%
Unallocated	861	n/a	163	n/a	244	n/a	308	n/a	217	n/a

	$3,553	100.0%	$1,978	100.0%	$1,953	100.0%	$1,966	100.0%	$1,535	100.0%

    The Company's provision for loan losses increased in 2000 primarily for two reasons. First, although the Bank experienced a significant decline in nonperforming loans, as noted above, the Bank experienced a significant increase in its loans grade less than acceptable. Also, the Company has determined it has environmental risks in its real estate loan portfolio and added $500,000 to the unallocated portion of the allowance in consideration of these risks.

FUNDING

    Deposits are the Company's primary source of funds. At December 31, 2000, the Company had a deposit mix of 40.5% in time and savings deposits, 27.6% in money market and NOW deposits, and 31.9% in noninterest-bearing demand deposits. The Company's net interest income is enhanced by its percentage of noninterest-bearing deposits.

D–28

    The following table summarizes the distribution of average deposits and the average rates paid for the years indicated (dollar amounts in thousands):

	December 31,
	2000		1999		1998
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Money Market and NOW Accounts	$63,858	2.06%	$65,767	1.84%	$66,501	2.06%
Savings Deposits	17,340	1.97%	18,568	1.98%	18,017	2.16%
TCD Less than $100,000	42,690	5.51%	36,943	4.59%	35,173	5.18%
TCD $100,000 or More	31,299	5.81%	26,973	4.93%	26,398	5.33%

Total Interest-Bearing Deposits	155,187	3.76%	148,251	3.10%	146,089	100.00%
Noninterest-Bearing Demand Deposits	72,239	n/a	70,774	n/a	59,383	n/a

Total Average Deposits	$227,426	2.56%	$219,025	2.10%	$205,472	2.42%

    The scheduled maturity distribution of the Company's time deposits, as of December 31, 2000, were as follows (dollar amounts in thousands):

	3 Months or Less	Over 3 Months through 12 months	Due after one year to three years	Due after three years	Total
Time Deposits under $100	$9,230	$34,881	$3,317	$32	$47,460
Time Deposits of $100 or more	13,595	18,175	1,857	—	33,627

	$22,825	$53,056	$5,174	$32	$81,087

OTHER BORROWINGS

    To supplement its liquidity, the Company has a line of credit with its primary correspondent. Available credit on this line totaled $5 million. See Note 7 of the consolidated financial statements for additional information.

LIQUIDITY AND INTEREST RATE SENSITIVITY

    The objective of the Company's asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of the Bank and its capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to the Company's shareholders.

    The Company manages its interest rate risk exposure by limiting the amount of long-term fixed rate loans it holds, increasing emphasis on shorter-term, higher yield loans for portfolio, increasing or decreasing the relative amounts of long-term and short-term borrowings and deposits and/or purchasing commitments to sell loans.

    The table below sets forth the interest rate sensitivity of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2000, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period

D–29

when it can be repriced or matures within its contractual terms, except for loans held for sale which the Company classifies as highly liquid based on historical sale patterns (dollar amounts in thousands):

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
Interest-Earning Assets:
Federal Funds Sold	$18,600	$—	$—	$—	$18,600
Investment Securities	695	4,356	8,636	5,033	18,720
Gross Loans	118,290	9,859	51,290	18,712	198,151

Total	$137,585	$14,215	$59,926	$23,745	$235,471

Interest-Bearing Liabilities:
Money Market and NOW Deposits	$65,727	$—	$—	$—	$65,727
Savings	15,359	—	—	—	15,359
Time Deposits	22,825	53,056	5,174	32	81,087
Other Borrowings	—	—	—	—	—

	$103,911	$53,056	$5,174	$32	$162,173

Interest Rate Sensitivity Gap	$33,674	$(38,841)	$54,752	$23,713	$73,298
Cumulative Interest Rate Sensitivity Gap	$33,674	$(5,167)	$49,585	$73,298
Ratios Based on Total Assets:
Interest Rate Sensitivity Gap	12.64%	(14.57)%	20.54%	8.89%	27.50%
Cumulative Interest Rate Sensitivity Gap	12.64%	(1.93)%	18.61%	27.50%

    Liquidity refers to the Company's ability to maintain a cash flow adequate to fund both on-balance sheet and off-balance sheet requirements on a timely and cost-effective basis. Potentially significant liquidity requirements include funding of commitments to loan customers and withdrawals from deposit accounts.

CAPITAL RESOURCES

    In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. At December 31, 2000, the Bank's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as defined in the regulations issued by the FDIC. The Bank's risk-based capital ratios, shown below as of December 31, 2000, have been computed in accordance with regulatory accounting policies (The Company's capital ratios are comparable to the Bank's).

	Minimum Requirements	Bank
Tier 1 Capital	4.0%	11.0%
Total Capital	8.0%	12.3%
Leverage Ratio	4.0%	9.5%

    See also note 14 to the consolidated financial statements for additional information on the Bank's capital ratios.

    On February 24, 2000, the Company approved a stock repurchase program for up to 200,000 of its outstanding shares. Repurchases will be made from time to time over the next three years in the open market and privately negotiated transactions based on their current market prices. During 2000 the Company repurchased 31,781 shares for $610,627 under this program.

D–30

EFFECTS OF INFLATION

    The financial statements and related financial information presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

    See note 1 to the consolidated financial statements for information on this matter.

D–31

SUMMARY OF EARNINGS BY QUARTER

    The following is a summary of the quarterly earnings for the Company.

	2000 Earnings by Quarter
	First	Second	Third	Fourth
Interest Income	$5,006	$5,270	$5,631	$5,697
Interest Expense	1,186	1,450	1,595	1,634

Net Interest Income	3,820	3,820	4,036	4,063
Provision for Loan Losses	414	250	250	720

Net Interest Income After Provision for Loan Losses	3,406	3,570	3,786	3,343
Noninterest Income	665	682	650	749
Noninterest Expense	2,916	3,099	3,065	3,078

Income Before Income Taxes	1,155	1,153	1,371	1,014
Income Taxes	318	305	407	(1)

Net Income	$837	$848	$964	$1,015

Earnings per Share:
Basic	$0.40	$0.40	$0.46	$0.49
Diluted	$0.39	$0.40	$0.46	$0.48
	1999 Earnings by Quarter
	First	Second	Third	Fourth
Interest Income	$4,515	$4,681	$4,770	$4,855
Interest Expense	1,218	1,175	1,125	1,086

Net Interest Income	3,297	3,506	3,645	3,769
Provision for Loan Losses	180	180	180	180

Net Interest Income After Provision for Loan Losses	3,117	3,326	3,465	3,589
Noninterest Income	660	631	820	787
Noninterest Expense	2,970	3,043	2,808	3,107

Income Before Income Taxes	807	914	1,477	1,269
Income Taxes	307	337	581	(80)

Net Income	$500	$577	$896	$1,349

Earnings per Share:
Basic	$0.24	$0.28	$0.43	$0.65
Diluted	$0.23	$0.26	$0.41	$0.59

D–32

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Net Interest Margin.  As previously discussed, net interest income is the difference between the interest income and fees earned on loans and investments and the interest expense paid on deposits and other liabilities. The amount by which interest income exceeds interest expense depends on two factors: the volume of earnings assets compared to the volume of interest-bearing deposits and liabilities, and the interest rate earned on those interest earning assets compared with the interest rate paid on those interest-bearing deposits and liabilities.

    Net interest margin is the net interest income expressed as a percentage of earning assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid, and that relationship is subject to the following types of risks that are related to changes in interest rates.

    Market Risk.  The market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests funds in a fixed rate long-term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the older security had to be sold, the Company would have to recognize a loss. Correspondingly, if interest rates decline after a fixed rate security is purchased, its value increases. Therefore, while the value changes regardless of which direction interest rates move, the adverse exposure to "market risk" is primarily due to rising interest rates. This exposure is lessened by managing the amount of fixed rate assets and by keeping maturities relatively short. However, this strategy must be balanced against the need for adequate interest income because variable rate and shorter fixed rate securities generally earn less interest than longer term fixed rate securities.

    There is market risk relating to the Company's fixed rate or term liabilities as well as its assets. For liabilities, the adverse exposure to market risk is to lower rates because the Company must continue to pay the higher rate until the end of the term. However, because the amount of fixed rate liabilities is significantly less than the fixed rate assets, and because the average maturity is substantially less than for the assets, the market risk is not as great.

    Net interest margin was 6.94% in 2000 compared to 6.58% in 1999 and 6.56% in 1998.

    The following is a summary of the carrying amounts and estimated fair values of selected Company financial assets and liabilities at December 31, 2000 (amounts in thousands):

	Carrying Amount	Estimated Fair Value
Financial Assets:
Securities	$18,720	$18,799
Loans, Net of Allowance for Loan Losses	$193,923	$187,084
Financial Liabilities:
Deposits	$238,149	$238,427

    Other than a relatively small difference due to credit quality issues pertaining to loans, the difference between the carrying amount and the fair value is a measure of how much more or less valuable the Company's financial instruments are to it than when acquired. The net difference for interest-bearing financial assets is $6.8 million. The amount is not deemed to be significant compared to the outstanding balances taken as a whole.

    The net difference for deposits is $278,000. The amount is not deemed to be significant compared to the outstanding balances taken as a whole.

D–33

    Mismatch Risk.  Another interest-related risk arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of difference in the contractual terms of the assets and liabilities held. The Company has a large portion of its loan portfolio tied to the prime interest rate. If the prime rate is lowered because of general market conditions, e.g., other banks are lowering their lending rates; these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed rate certificates, net interest income would decrease immediately. Interest earned on loans would decline while interest expense would remain at higher levels for a period of time because of the higher rate still being paid on the deposits.

    A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed rate loans and securities funded by deposit accounts on which the rate is steadily rising. This exposure to "mismatch risk" is managed by matching the maturities and repricing opportunities of assets and liabilities. This is done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want longer-term certificates while most borrowers are requesting loans with floating interest rates, the Company will adjust the interest rates on the certificates and loans to try to match up demand. The Company can then partially fill in mismatches by purchasing securities with the appropriate maturity or repricing characteristics.

    One of the means of monitoring this matching process is the use of a "gap" report table. This table shows the extent to which the maturities or repricing opportunities of the major categories of assets and liabilities are matched based upon specific interest rate change scenarios and assumptions. The Company utilizes gap reports assuming simultaneous interest rate shifts of up to +/- 200 basis points.

    The following table shows the estimated impact to net interest income for an instantaneous shift in various interest rates as of December 31, 2000 (the dollar change in net interest income represents the estimated change for the next 12 months):

Change in Interest Rates	Change in Net Interest Income
+200 basis points	708,000
+100 basis points	354,000
+50 basis points	341,000
-50 basis points	(380,000)
-100 basis points	(556,000)
-200 basis points	(1,316,000)

    The Company has adequate capital to absorb any potential losses as a result of a decrease in interest rates. Periods of more than one year are not estimated because steps can be taken to mitigate the adverse effects of any interest rate changes.

    Basis Risk.  A third interest-related risk arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may fall in the same period of a gap report the interest rate on the asset my rise 100 basis points, while market conditions dictate that the liability increases only 50 basis points. While evenly matched in the gap report, the Company would experience an increase in net interest income. This exposure to "basis risk" is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentration in only a few types of assets or liabilities is the best insurance that the average interest received and paid will move in tandem, because the wider diversification means that many different rates, each with their own volatility characteristics, will come into play. The Company has made an effort to minimize concentrations in certain types of assets and liabilities.

D–34

ITEM 8. FINANCIAL STATEMENTS

AMERICORP AND SUBSIDIARY

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2000 AND 1999

D–35

INDEPENDENT AUDITORS' REPORT

To the Shareholders
and Board of Directors of Americorp

    We have audited the accompanying consolidated balance sheets of Americorp and subsidiary (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company's subsidiary, American Commercial Bank, with Channel Islands Bank on December 31, 1998, in a transaction accounted for as a pooling of interest, as discussed in Note 17. The financial statements of the Company as of December 31, 1997, which are not presented separately, herein, were audited by other auditors whose report dated January 23, 1998 on those statements expressed an unqualified opinion.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Americorp and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

/s/ Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California
January 10, 2001

D–36

AMERICORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2000 AND 1999

(Dollar Amounts in Thousands)

	2000	1999
ASSETS
Cash and due from banks	$25,746	$12,839
Federal funds sold	18,600	18,000

Total Cash and Cash Equivalents	44,346	30,839
Investment securities	18,720	27,364
Federal Home Loan Bank stock, at cost	491	750
Loans, net	193,923	179,347
Accrued interest receivable	1,537	1,284
Premises and equipment, net	1,278	1,667
Other real estate owned	315	206
Cash surrender value of life insurance	3,031	2,758
Other assets	2,854	1,751

TOTAL ASSETS	$266,495	$245,966

LIABILITIES
Noninterest-bearing demand	$75,976	$69,826
NOW and money market accounts	65,727	63,585
Savings	15,359	17,656
Time deposits, under $100,000	47,460	34,326
Time deposits, $100,000 and over	33,627	24,484

Total Deposits	238,149	209,877
Borrowings	—	10,000
Accrued interest payable	402	354
Other liabilities	2,432	2,671

TOTAL LIABILITIES	240,983	222,902

Commitments and Contingencies—Notes 4 and 15
STOCKHOLDERS' EQUITY
Common stock—$0.50 par value; 5,000,000 shares authorized; 2,094,564 and 2,104,171 issued and outstanding in 2000 and 1999, respectively	1,047	1,052
Surplus	9,776	9,558
Retained earnings	14,689	12,567
Accumulated other comprehensive income	—	(113)

TOTAL STOCKHOLDERS' EQUITY	25,512	23,064

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$266,495	$245,966

See notes to consolidated financial statements.

D–37

AMERICORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

(Dollar Amounts in Thousands, Except Per Share Data)

	2000	1999	1998
INTEREST INCOME:
Interest and fees on loans	$19,548	$16,293	$14,874
Interest on investment securities—taxable	942	1,135	1,441
Interest on investment securities—tax exempt	393	461	561
Other interest	721	932	1,178

Total interest income	21,604	18,821	18,054
INTEREST EXPENSE ON DEPOSITS	5,865	4,604	4,972

NET INTEREST INCOME	15,739	14,217	13,082
PROVISION FOR LOANS AND LEASE LOSSES	1,634	720	523

NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	14,105	13,497	12,559
NONINTEREST INCOME:
Service charges on deposit accounts	1,381	1,531	1,326
Other service charges and fees	1,081	1,083	926
Gain (loss) on sale of investment securities	7	(15)	16
Other income	277	299	440

	2,746	2,898	2,708
NONINTEREST EXPENSE:
Salaries and employee benefits	5,949	5,932	6,613
Net occupancy expense	1,167	1,131	1,190
Furniture and equipment expense	849	1,034	717
Advertising and promotion expense	202	242	312
Legal and other professional expense	773	572	686
Data processing expense	733	661	507
Office supplies and expenses	572	605	509
Merchant card program expenses	417	392	478
Restructuring charges and merger-related costs	—	—	518
Other operating expense	1,496	1,359	1,895

	12,158	11,928	13,425

INCOME BEFORE INCOME TAXES	4,693	4,467	1,842
INCOME TAXES	1,029	1,145	678

NET INCOME	$3,664	$3,322	$1,164

EARNINGS PER SHARE—BASIC	$1.75	$1.60	$0.59

EARNINGS PER SHARE—DILUTED	$1.73	$1.49	$0.55

See notes to consolidated financial statements.

D–38

AMERICORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

(Dollar Amounts in Thousands)

	Common Stock
						Accumulated Other Comprehensive Income
	Number of Shares	Amount	Surplus	Comprehensive Income	Retained Earnings
Balance at January 1, 1998	1,868,494	$934	$6,946		$9,985	$42
Issuance of stock	188,946	95	1,837
Retirement of stock	(5,446)	(3)	(12)		(79)
Dividends					(615)
Cash paid for fractional shares					(2)
Comprehensive Income
Net Income				$1,164	1,164
Unrealized gain on securities available for sale, net of taxes of $67				95		95
Reclassification adjustment for gain on sale of investment securities included in net income, net of taxes of $7				9		9
Total Comprehensive Income				1,268
Balance at December 31, 1998	2,051,994	1,026	8,771		10,453	146
Issuance of stock	70,970	35	870
Retirement of stock	(18,793)	(9)	(83)		(280)
Dividends					(928)
Comprehensive Income
Net Income				$3,322	3,322
Unrealized loss on securities available for sale, net of taxes of $147				(250)		(250)
Reclassification adjustment for loss on sale of investment securities included in net income, net of taxes of $6				(9)		(9)
Total Comprehensive Income				3,063
Balance at December 31, 1999	2,104,171	1,052	9,558		12,567	(113)
Issuance of stock	28,314	14	392
Retirement of stock	(37,921)	(19)	(174)		(432)
Dividends					(1,110)
Comprehensive Income
Net Income				$3,664	3,664
Unrealized gain on securities available for sale, net of taxes of $49				109		109
Reclassification adjustment for gain on sale of investment securities included in net income, net of taxes of $3				4		4
Total Comprehensive Income				3,777
Balance at December 31, 2000	2,094,564	1,047	9,776		14,689	—

See notes to consolidated financial statements.

D–39

AMERICORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

(Dollar Amounts in Thousands)

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$3,664	$3,322	$1,164
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	1,634	720	523
Depreciation and amortization	656	860	644
Net (gain) loss on investment securities	(7)	15	(16)
Deferred income taxes	(1,035)	(246)	(130)
Provision for loss on other real estate owned	65	—	—
Increase in cash surrender value of life insurance	(273)	(266)	(237)
Other items	(791)	457	(9)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,913	4,862	1,939
CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in time deposits in other institutions	—	595	896
Purchases of securities held-to-maturity	—	(1,003)	—
Purchases of securities available-for-sale	(999)	(7,821)	(21,606)
Proceeds from maturities and calls of securities held-to-maturity	1,517	2,131	4,076
Proceeds from maturities, calls and sales of securities available-for-sale	8,527	10,802	24,474
Change in Federal Home Loan Bank stock	259	(750)	—
Net increase in loans	(16,385)	(28,750)	(19,134)
Purchases of premises and equipment	(268)	(349)	(445)
Proceed from the sale of other real estate owned	—	1,150	344
Distribution from partnership	—	—	2,549

NET CASH USED BY INVESTING ACTIVITIES	(7,349)	(23,995)	(8,846)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	28,272	(7,844)	15,926
Increase (decrease) in borrowings	(10,000)	10,000	—
Proceeds from exercise of stock options	406	533	1,838
Repurchase of shares	(625)	—	—
Dividends and fractional shares	(1,110)	(928)	(617)

NET CASH PROVIDED BY FINANCING ACTIVITIES	16,943	1,761	17,147

INCREASE IN CASH AND CASH EQUIVALENTS	13,507	(17,372)	10,240
Cash and Cash Equivalents at Beginning of Year	30,839	48,211	37,971

CASH AND CASH EQUIVALENTS AT END OF YEAR	$44,346	$30,839	$48,211

Supplemental Disclosures of Cash Flow Information
Interest paid	$1,586	$4,812	$4,893
Income taxes paid	$2,046	$977	$874
Supplemental Disclosures of Noncash Activities:
Other real estate owned acquired in settlement of loans	$380	$1,321	$—
Sales of other real estate owned financed by loans	$205	$—	$—
Value of outstanding shares exchanged in exercise of stock options	$14	$358	$94
Total change in unrealized gain/loss on securities available-for-sale	$165	$(397)	$161

See notes to consolidated financial statements.

D–40

AMERICORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting and reporting policies of Americorp and subsidiary (the "Company") are in accordance with generally accepted accounting principles and conform to practices within the banking industry. The following are descriptions of the more significant of those policies.

    Basis of Presentation—The consolidated financial statements include Americorp and its wholly owned subsidiary, American Commercial Bank (the "Bank"). The consolidated financial statements also give retroactive effect to the merger of the Company's subsidiary, American Commercial Bank, with Channel Islands Bank on December 31, 1998, in a transaction accounted for as a pooling of interest, as discussed further in Note 17. All significant intercompany accounts and transactions have been eliminated.

    The Bank has been organized as a single operating segment and operates three branches in Ventura, two branches in Oxnard and one branch in Camarillo, California. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation allowance for deferred tax assets.

    In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgements about information available to them at the time of their examination. Because of these factors, it is possible that the allowances for losses on loans and foreclosed real estate may change materially in the near future.

    In connection with the determination of the valuation allowance for deferred tax assets, management considers whether it is more likely than not that all or part of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near future for changes in certain assumptions or estimates used to calculate future taxable income.

    Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

    Cash and Due From Banks—Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2000.

D–41

    The Bank maintains amounts due from banks that exceed federally insured limits. The Bank has not experienced any losses in such accounts.

    Securities—The Company classifies its investment securities into two categories as follows:

    Securities Held-to-Maturity—Securities for which the Company has the positive intent and ability to hold to maturity are carried at cost, increased by the accretion of discounts and decreased by the amortization of premiums. The discount is accreted and premium is amortized over the period to maturity, or call date, of the related security.

    Securities Available-for-Sale—Securities available-for-sale consist of investment securities not classified as trading securities nor as securities held-to-maturity. Securities available-for-sale are recorded at their fair market values. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of equity until realized. Gains and losses are determined using the specific identification method. The accretion of discounts and the amortization of premiums are recognized in interest income using the interest method over the period to maturity, or call date.

    Loans—Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

    Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

    Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

    For impairment recognized in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported.

    On January 1, 1997, the Company adopted SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

    Allowance for Loan Losses—The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Company performs quarterly detailed reviews to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be

D–42

charged to expense. These systematic reviews follow the methodology set forth by the FDIC in its 1993 policy statement on the allowance for loan losses.

    Loans identified as less than "acceptable" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, management considers the inherent risk present in the "acceptable" portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools.

    Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally charged to income over the estimated useful lives of the assets by use of the straight-line method. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of improvements, whichever is shorter.

    Estimated useful lives are as follows:

Furniture, fixtures and equipment	3 to 10 years
Leasehold improvements	5 to 15 years

    Other Real Estate Owned—Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the outstanding loan balance at the time of foreclosure or appraised value. Gains and losses on the sale of other real estate owned and write-downs resulting from periodic revaluation of the property are charged to other operating expenses.

    Advertising Costs—The Company expenses the costs of advertising when incurred.

    Income Taxes—Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

    Comprehensive Income—Beginning in 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

    Financial Instruments—In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note 15. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

    Earnings per Share—Basic earnings per share are based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common and equivalent shares outstanding. The average number of common shares outstanding and common equivalent shares outstanding for 2000 were 2,095,697 and 2,113,700, respectively. The average number of common shares outstanding and common equivalent shares outstanding for 1999 were 2,082,672 and 2,228,136, respectively. The average number of common shares outstanding and common equivalent shares outstanding for 1998 were 1,975,800 and 2,133,600, respectively. Common equivalent shares consist of the dilutive effect of stock options using the treasury stock method.

D–43

    Disclosure About Fair Value of Financial Instruments—SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank's estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies.

    However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying Notes.

    Stock-Based Compensation—SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note 10.

    Current Accounting Pronouncements—In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended in 2000 by SFAS No. 138). This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133". This Statement establishes the effective date of SFAS No. 133 for 2001. SFAS No. 133 is not expected to have a material impact on the Bank's financial statements.

    Reclassifications—Certain reclassifications were made to prior years' presentations to conform to the current year. These reclassifications are of a normal recurring nature.

D–44

2. SECURITIES

    Debt securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values at December 31, 2000 and 1999 follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities held-to-maturity:
December 31, 2000:
U.S. Agency securities	$499	$—	$—	$499
State, county and municipal securities	3,927	85	(2)	4,010
Mortgage-backed securities	439	—	(4)	435

	$4,865	$85	$(6)	$4,944

December 31, 1999:
U.S. Agency securities	$997	$—	$(2)	$995
State, county and municipal securities	4,281	87	(9)	4,359
Mortgage-backed securities	1,104	—	(16)	1,088

	$6,382	$87	$(27)	$6,442

Securities available-for-sale:
December 31, 2000:
U.S. Treasury securities	$1,944	$—	$(34)	$1,910
U.S. Agency securities	2,995	7	(15)	2,987
State, county and municipal securities	2,568	57	—	2,625
Corporate bonds	1,778	—	(25)	1,753
Mortgage-backed securities	4,570	26	(16)	4,580

	$13,855	$90	$(90)	$13,855

December 31, 1999:
U.S. Treasury securities	$1,973	$—	$(81)	$1,892
U.S. Agency securities	3,508	—	(49)	3,459
State, county and municipal securities	3,194	78	—	3,272
Corporate bonds	4,213	—	(71)	4,142
Mortgage-backed securities	6,121	—	(42)	6,079
Mutual funds	2,138	—	—	2,138

	$21,147	$78	$(243)	$20,982

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    The scheduled maturities of securities held-to-maturity and available-for-sale at December 31, 2000 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-maturity		Available-for-sale
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$1,081	$1,081	$1,954	$1,955
Due after one year through five years	1,012	1,018	7,667	7,624
Due after five years through ten years	2,343	2,407	1,636	1,681
Due after ten years	429	438	2,598	2,595

	$4,865	$4,944	$13,855	$13,855

    Proceeds from sales and calls of securities available-for-sale during 2000, 1999, and 1998 were $357, $2,291, and $20,284, respectively. Gross gains of $7 were realized on those sales in 2000. Gross losses of $15 were realized on those sales in 1999. Gross gains of $76 and gross losses of $60 were realized on those sales and calls during 1998.

    Securities carried at approximately $9,794 and $5,878 at December 31, 2000 and 1999, respectively, were pledged to secure public funds on deposit and other purposes.

    Included in accumulated other comprehensive income at December 31, 1999 are unrealized losses on securities available for sale of $(165), net of taxes of $52.

3. LOANS

    Loans consisted of the following at December 31:

	2000	1999
Commercial	$47,272	$42,242
Real estate—construction	9,375	7,794
Real estate—other	132,754	119,732
Consumer	8,750	12,262

Total loans	198,151	182,030
Less allowance for loan losses	(3,553)	(1,978)
Less deferred loan fees	(675)	(705)

Loans, net	$193,923	$179,347

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    Transactions in the allowance for loan losses are summarized as follows:

	2000	1999	1998
Balance, beginning of year	$1,978	$1,953	$1,966
Provision for losses charges to expense	1,634	720	523
Loans charged off	(431)	(900)	(734)
Recoveries on loans previously charged off	372	205	198

Balance, end of year	$3,553	$1,978	$1,953

    At December 31, 2000 and 1999, the recorded investment in loans that are considered to be impaired was $773 and $1,797, respectively, all of which, were on a nonaccrual basis and for which the related allowance for loan losses is approximately $123 and $184, respectively. The average recorded investment in impaired loans during the year ended December 31, 2000, 1999, and 1998 was approximately $1,313, $1,556, and $1,982, respectively. No interest income was recognized on these loans. If these loans had been current throughout their terms, interest income would have increased approximately $40, $165, and $209 for 2000, 1999, and 1998, respectively.

    In the ordinary course of business, the Company has granted loans to certain executive officers, directors and companies with which they are associated. Loans made to such related parties amounted to $2,810 in 2000 and $1,255 in 1999. Balances outstanding at December 31, 2000 and 1999 were $4,909 and $1,320, respectively.

4. PREMISES AND EQUIPMENT

    Premises and equipment consisted of the following at December 31:

	2000	1999
Furniture, fixtures, and equipment	$2,707	$3,126
Leasehold improvements	1,338	1,304

	4,045	4,430
Less accumulated depreciation and amortization	(2,767)	(2,763)

Premises and equipment, net	$1,278	$1,667

    During 2000 and 1999, the Bank wrote off $492 and $1,235, respectively, in assets that had been fully depreciated in prior years.

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    At December 31, 2000, the Company was obligated under operating leases requiring annual rentals as follows:

2001	$699
2002	690
2003	473
2004	286
2005	212
Thereafter	443

Total	$2,803

    Rental expense was $911 in 2000, $864 in 1999, and $892 in 1998.

5. OTHER REAL ESTATE OWNED

    Other real estate owned consisted of the following at December 31:

	2000	1999
Foreclosed assets held for sale	$380	$206
Valuation allowance	(65)	—

Other real estate owned, net	$315	$206

6. INVESTMENT IN PARTNERSHIPS

    During 1998, the Bank received $2,549 in full settlement of its investment in Ventura Affordable Homes, Ltd. The following paragraphs summarize the history and resolution of that investment.

    The Company had a 50% limited partner interest in Ventura Affordable Homes, Ltd. Affordable Communities, Inc., an unrelated entity, was the general partner. The partnership was formed for the purpose of constructing a low-to-moderate income housing development located in Ventura. The investment was accounted for on the equity method. In 1992, the Company sold a parcel of land to the partnership at its cost of $1,200. In exchange, the Company received a second trust deed for $1,200. During 1994, the Company contributed the trust deed and an additional $500 to the partnership. $258 was contributed to the partnership in 1995.

    In January of 1997, a dispute arose between the Bank as limited partner and Affordable Communities, Inc., the general partner, over the amount of management fees claimed to be owed to the general partner by the partnership. In February 1997, the Bank initiated a lawsuit against the general partner because of this dispute. The Bank and the general partner negotiated a complete settlement of the dispute and a request for dismissal was filed with the court. In connection with the settlement agreement, the partnership was dissolved in 1998 and the Bank received a $2,549 distribution in full satisfaction of its 50% interest in the partnership.

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7. BORROWINGS

    At December 31, 2000, the Company had an unused line of credit with one bank. The line totals $5,000, has variable interest rates based on the lending bank's daily Federal funds rates, and is due on demand. The line of credit is unsecured.

    During 1999, in anticipation of potential Y2K related liquidity issues, the Company obtained two lines of credit with the Federal Home Loan Bank. Approximately $24,000 in loans and approximately $4,000 in investments held by the Company secured these lines. On December 28, 1999, the Bank obtained two advances against these lines, both due on January 18, 2000. One advance was for $6,000, including interest at 6.09% and the other advance was for $4,000, including interest at 5.98%. Both advances were repaid at maturity.

8. INCOME TAXES

    The current and deferred amounts of the provision for income taxes are as follows:

	2000	1999	1998
Current:
Federal	$1,410	$900	$508
State	654	511	300

	2,064	1,411	808
Deferred	(1,035)	(266)	(130)

Provision for income taxes	$1,029	$1,145	$678

    The following summarizes the differences between the provision for income taxes for financial statement purposes and the federal statutory rate of 34%:

	2000	1999	1998
Tax provision at federal statutory rate	34.0%	34.0%	34.0%
State franchise tax, net of federal income tax benefit	6.9	7.0	7.6
Municipal interest	(2.6)	(3.3)	(9.6)
Benefit of deferred deductions, alternative minimum tax credits and changes in valuation allowance, net	(15.2)	(11.6)	—
Nondeductible merger related expenses	—	—	6.9
Other	(1.2)	(0.6)	(2.1)

Tax provision	21.9%	25.5%	36.8%

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The tax effects of each type of significant item that gave rise to deferred taxes are:

	2000	1999	1998
Deferred tax assets:
Allowance for loan losses	$1,109	$445	$356
Deferred compensation and retirement benefits	639	717	850
AMT credit carryover	—	392	904
Unrealized loss on securities available for sale	—	52	—
Depreciation	122	41	—
Other assets	416	334	135

	2,286	1,981	2,245
Deferred tax liabilities:
Unrealized gain on securities available for sale	—	—	(68)
Depreciation	—	—	(60)
Other liabilities	(47)	(19)	(47)

	(47)	(19)	(175)
Valuation allowance	—	(706)	(1,218)

Net deferred tax assets	$2,239	$1,256	$852

9. PROFIT SHARING AND DEFERRED COMPENSATION PLANS

    Profit Sharing—The Company has a combination profit sharing and salary deferral 401(k) plan for the benefit of its employees. Under the plan, eligible employees may defer a portion of their salaries. The Company may, at its option, make matching contributions to the employee salary deferrals or profit sharing contributions. For 2000, 1999, and 1998, the Company's salary deferral matching contribution amounted to $87, $79, and $73, respectively. No profit sharing contributions were made in 2000, 1999, or 1998.

    Deferred Compensation, Directors and Chief Executive Officers—In May 1997, the Company approved the Directors' Retirement Plan and the Chief Executive Officer's Retirement Plan which restated and amended preexisting retirement plans. The original plans provided for payments upon retirement, death or disability for the benefit of directors and the chief executive officer (now a director) of the Company. The preexisting and the restated Plans are nonqualified and nonfunded plans. The preexisting Plans had been amended several times and as of January 1, 1997 provided for six years of retirement benefits upon retirement. Under the restated Plans, each participant upon normal retirement, death, or disability will receive a monthly retirement benefit for 120 months in an amount stipulated in the agreement. During 1998, the Company again amended the Plans to provide for significant reductions in the retirement benefits, eliminated participation by any existing Director with less than five years of service and closed the Plans for participation by any new Directors.

    Deferred Compensation, Senior Officers—The Company has a nonqualified, nonfunded income continuation plan providing for payments upon retirement, death or disability of certain employees. Under the Plan, certain employees will receive retirement payments equal to a portion of the last three

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years' average compensation. The payments are to be made monthly for a period of ten years. The Plan also provides for reduced benefits upon early retirement, disability or termination of employment.

    As of December 31, 2000 and 1999, the projected benefit obligation and the net benefit liability of these Plans are $1,270 and $1,544, respectively, and are included in other liabilities in the accompanying consolidated financial statements. Compensation expense relating to these Plans was $25, $156, and $386, in 2000, 1999, and 1998, respectively.

    In anticipation of the future obligation of the deferred compensation plans, the Company has invested in life insurance policies, which are carried at cash surrender value. The Company's intention is to partially fund these plans from the proceeds and investment earnings of these insurance policies.

10. STOCK OPTION PLANS

    The Company has a stock option plan (the "1998 Plan") that provides for the granting of options to directors and officers to purchase stock at its market value on the date the options are granted. There are 480,000 shares of Americorp Stock reserved for issuance upon exercise of options granted under the 1998 Plan. Options granted under the 1998 Plan may not extend more than ten years from the date of grant.

    In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", which was effective as of January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for proforma footnote purposes with the following assumptions used for grants in all years:

	2000	1999	1998
Dividend yields	2.98%	2.30%	2.50%
Risk-free interest rates	6.45%	5.87%	5.37%
Expected option life—in years	3.81	3.83	3.63
Expected volatility	12.46%	8.88%	6.20%

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    A summary of the status of the Company's stock option plan and the changes in the shares outstanding for the three years ended December 31, 2000 is as follows:

		Weighted Average
	Shares	Exercise Price	Fair Value
Options outstanding January 1, 1998	309,638	10.01
Granted	114,466	14.38	$1.49

Exercised	(188,946)	8.45
Canceled	(18,234)	12.39

Options outstanding December 31, 1998	216,924	13.81
Granted	126,800	19.33	$2.61

Exercised	(70,970)	12.75
Canceled	(31,332)	15.22

Options outstanding December 31, 1999	241,422	16.83
Granted	160,528	18.76	$1.82

Exercised	(28,314)	13.41
Canceled	(22,972)	17.86

Options outstanding December 31, 2000	350,664	17.92

    The above table also includes activity in the stock option plans of Channel Islands Bank prior to the merger on December 31, 1998.

    The following table summarizes information about stock options outstanding at December 31, 2000:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Life in Years	Weighted- Average Price	Number Exercisable	Weighted- Average Price
$12.36	36,408	7.2	$12.36	16,024	$12.36
$14.00 to $16.00	18,280	1.2	$14.41	14,520	$14.37
$16.01 to $18.00	45,640	4.1	$17.09	17,784	$16.90
$18.01 to $20.00	250,336	3.8	$19.14	100,132	$19.14

	350,664	4.0	$17.92	148,460	$17.68

    As permitted by SFAS No. 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation expense has been recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock

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option plans, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2000	1999	1998
Net Income:
As Reported	$3,664	$3,322	$1,164
Pro Forma	$3,505	$3,239	$1,141
Basic Earnings per Share:
As Reported	$1.75	$1.60	$0.59
Pro Forma	$1.67	$1.55	$0.58
Diluted Earnings per Share:
As Reported	$1.73	$1.49	$0.55
Pro Forma	$1.66	$1.45	$0.53

11. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

    Most of the Company's business activity is with customers throughout its primary market area of Ventura County, California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company's market area and, as a result, the Company's loan and collateral portfolios are, to some degree, concentrated in those industries.

    Investments in state and municipal securities involve governmental entities within the State of California. The Bank maintains amounts on deposit with correspondent banks that exceed federally insured limits. The Bank has not experienced any losses in connection with such accounts.

12. POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

    The Company provides health and life insurance benefits to retired employees and directors. Employees may become eligible for benefits if they retire after attaining specified age and service requirements while they worked for the Company. Directors may become eligible after five years regardless of their age at retirement.

    The Company implemented the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1996. These benefits are now accrued over the period the employee provides services to the Company. Prior to the change, costs were charged to expense as incurred. The Company elected the delayed recognition treatment of the adoption of SFAS 106. Under this method, the transition obligation will be amortized on a straight line basis over the remaining service period of active plan participants. The Company's current policy is to fund the cost of postretirement health care and life insurance plans on a pay-as-you-go basis.

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    The net periodic cost for postretirement health care and life insurance benefits includes the following:

	2000	1999
Service cost	$48	$45
Interest cost	18	15
Amortization of unrecognized transition obligation	9	8

Total	$75	$68

    Summary information on the Company's plans is as follows:

	December 31, 2000	December 31, 1999
Accumulated postretirement benefit obligation:
Retirees	$—	$—
Fully eligible, active employees	73	63
Other active plan participants	213	180

Total	286	243
Fair value of plan assets	—	—

Unfunded accrued postretirement benefits obligation	286	243
Unrecognized prior service cost	(70)	—
Unrecognized net gain	139	47
Unrecognized net transition obligation	(127)	(137)

Accrued postretirement benefit cost	$228	$153

    The assumed discount rate and the assumed rate of increase in compensation levels are 7.25%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5.5% declining to 4.75% in 6 years. If the health care cost trend rate assumptions were increased by 1%, the accrued postretirement benefit cost, as of December 31, 2000, would be increased by approximately $36.

13. STOCK SPLIT

    On March 18, 1999, the Board of Directors of the Company declared a two-for-one stock split of its outstanding shares of common stock. All per share data has been retroactively adjusted to reflect this split.

14. REGULATORY MATTERS

    The Company and Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific

D–54

capital guidelines that involve quantitative measures of the Company and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

    As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (the Company's capital ratios are comparable to the Bank's):

			Amount of Capital Required
	Actual		To Be Adequately Capitalized		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:
Tier 1 Capital (to Average Assets)	$25,059	9.5%	$10,600	4.0%	$13,250	5.0%
Tier 1 Capital (to Risk-Weighted Assets)	$25,059	11.0%	$9,076	4.0%	$13,615	6.0%
Total Capital (to Risk-Weighted Assets)	$27,904	12.3%	$18,153	8.0%	$22,691	10.0%
As of December 31, 1999:
Tier 1 Capital (to Average Assets)	$23,093	9.5%	$9,705	4.0%	$12,131	5.0%
Tier 1 Capital (to Risk-Weighted Assets)	$23,093	10.9%	$8,480	4.0%	$12,720	6.0%
Total Capital (to Risk-Weighted Assets)	$25,071	11.8%	$16,960	8.0%	$21,200	10.0%

15. COMMITMENTS AND CONTINGENCIES

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. Exposure to credit loss in the event of nonperformance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. At December 31, 2000, the Company had commitments to extend credit of $47,776 and obligations under standby letters of credit of $690.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments

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are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions.

    The Company uses the same credit policies in making commitments and conditional commitments as it does for extending loan facilities to customers. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and real estate.

    The Company is involved in various litigation that has arisen in the ordinary course of its business. In the opinion of management and legal counsel, the disposition of such pending litigation will not have a material effect on the Company's financial statements.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial Accounting Standards No. 107 ("FAS 107"), "Disclosures About Fair Value of Financial Instruments" requires corporations to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

    Fair value estimates are based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

    These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents—The carrying amounts reported in the balance sheets for cash and short-term instruments approximate those assets' fair values.

    Securities—Fair values were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

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    Federal Home Loan Bank Stock—The fair value of Federal Home Loan Bank stock is based on its redemption value.

    Loans—The carrying values, reduced by estimated inherent credit losses, of variable-rate loans and other loans with short-term characteristics were considered fair values. For other loans, the fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio.

    Accrued Interest Receivable and Accrued Interest Payable—The carrying amounts reported in the balance sheets for accrued interest receivable and accrued interest payable approximate their fair values.

    Cash Surrender Value of Life Insurance—The fair value of life insurance policies are based on their surrender value.

    Deposit Liabilities—The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW, savings, and money market deposits, was, by definition, equal to the amount payable on demand. The fair value of certificates of deposit was based on the discounted value of contractual cash flows, calculated using the discount rates that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities.

    Borrowings—Due to the short-term nature of other borrowings, book value is determined to approximate fair value.

    The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities at December 31, 2000 and 1999:

	2000		1999
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and due from banks	$25,746	$25,746	$12,839	$12,839
Federal funds sold	18,600	18,600	18,000	18,000
Securities	18,720	18,799	27,364	27,424
Federal Home Loan Bank stock	491	491	750	750
Loans, net of allowance for loan losses	193,923	187,084	179,347	177,422
Accrued interest receivable	1,537	1,537	1,284	1,284
Cash surrender value of life insurance	3,031	3,031	2,758	2,758
Financial Liabilities:
Deposits	238,149	238,427	209,877	209,929
Borrowings	—	—	10,000	10,000
Accrued interest payable	402	402	354	354

    At December 31, 2000 and 1999, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at

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the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value (see Note 15).

17. MERGER WITH CHANNEL ISLANDS BANK

    At the close of business on December 31, 1998, the Company consummated a merger with Channel Islands Bank. This merger was accounted for by the pooling of interest method, whereby the Company's Financial Statements have been restated as if the two companies were historically one unit. A total of 405,505 common shares were issued to the shareholders of Channel Islands Bank in connection with this merger.

    The following table summarizes the separate revenue and net income of the Company and Channel Islands Bank that have been reported in the restated financial statements included herein:

	2000	1999	1998
Interest and Noninterest Income:
The Company	$24,350	$21,719	$12,366
Channel Islands Bank	—	—	8,396

	$24,350	$21,719	$20,762

Net Income:
The Company	$3,664	$3,322	$507
Channel Islands Bank	—	—	657

	$3,664	$3,322	$1,164

    In connection with this merger, the Company identified one-time restructuring charges and incurred merger-related costs of $518 ($434 after tax). These restructuring charges and merger-related costs included employee benefits and severance payments, professional fees associated with the merger and asset-related write-downs related to the closure of one branch location. The majority of these costs were incurred in 1998, however $159 of these costs were accrued at the consummation of the merger on December 31, 1998 and paid in 1999.

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18. PARENT COMPANY INFORMATION

    The following are condensed financial statements of Americorp (parent company only) as of and for the years ended December 31, 2000 and 1999:

	2000	1999
CONDENSED BALANCE SHEET
Cash	$378	$26
Investment in and advances to the Bank	25,076	23,005
Other assets	374	285

TOTAL ASSETS	$25,828	$23,316

Liabilities	$316	$252
Stockholders' equity	25,512	23,064

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,828	$23,316

CONDENSED STATEMENT OF INCOME
Equity in earnings of the Bank	$3,719	$3,370
Other	(55)	(48)

NET INCOME	$3,664	$3,322

CONDENSED STATEMENT OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,664	$3,322
Adjustments:
Undistributed earnings of the Bank	(1,958)	(2,344)
Change in other assets	(89)	(156)
Change in other liabilities	64	123

Net cash provided by operating activities	1,681	945

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in and advances to the Bank	—	(533)

Net Cash Used by Investing Activities	—	(533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	406	533
Retirement of Stock	(625)	—
Dividends paid	(1,110)	(928)

Net cash used for financing activities	(1,329)	(395)

CHANGE IN CASH	352	17
Cash at Beginning of Year	26	9

CASH AT END OF YEAR	$378	$26

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ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

    None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The following table sets forth information on the current members of the Boards of Directors of Americorp and ACB as of February 1, 2001.

Name	Age	Business Experience For Past Five Years	Year First Elected or Appointed
Michael T. Hribar	53	Certified Public Accountant	1998
Allen W. Jue	65	Former Chairman of the Board (1994-2000); Owner, Jue's Market	1973
Robert J. Lagomarsino	74	Chairman of the Board, Americorp and ACB; President, Lagomarsino Minerals, Inc.; VP Lagomarsino's, Inc. (family business); U.S. Congress, 1974-93	1993
Gerald J. Lukiewski	47	Banker, President of ACB 3/98 to present; S.V.P. Chief Credit Officer 7/97 to 3/98; V.P. Regional Manager 9/96 to 7/97; prior thereto various Vice President positions with Santa Barbara Bank & Trust Co. and Bank of A Levy	1998
E. Thomas Martin	57	Manager, Sunset Beach Estates, LLC (real estate development) 1999 to present; Chairman, DSI Toys, Inc. (toy manufacturer) 1999 to present; President, Martin Resorts, Inc. (hotel) 1998 to present; Manager, Martin & Hobbs LLC (real estate and vineyards) 1996 to present; President, Martin & MacFarlane, Inc. (outdoor advertising and winery) 1976-1998; President, MW Sign Corp. (management company) 1991- 1998	1996
Harry L. Maynard	73	Retired, former President of ACB	1976
Edward F. Paul	63	President, Walker, Inc. (real estate management and sales); President, CIB 1995-96	1998
Joseph L. Priske	51	CEO, Priske-Jones Company (real estate development)	1998
Jacqueline S. Pruner	62	Vice Chairman of the Board; Consultant, American Medical Response 6/94-5/97; Co-Owner, Pruner Investments	1998

D–60

    The following table sets forth information on the current executive officers of ACB as of February 1, 2001.

Name	Age	Business Experience For Past Five Years	Year First Elected or Appointed
Gerald J. Lukiewski	47	Banker, President of ACB 3/98 to present; S.V.P. Chief Credit Officer 7/97 to 3/98; V.P. Regional Manager 9/96 to 7/97; prior thereto various Vice President positions with Santa Barbara Bank & Trust Co. and Bank of A. Levy	1998
Charles A. Myers	62	Banker, Senior Vice President and Chief Credit Officer of ACB 5/00 to present; SVP and Chief Lending Officer of ACB 11/99 to 5/00; First Vice President with East West Bank 1/94 to 11/99	1999
Ronald S. Paul	58	Banker, Senior Vice President and Chief Administrative Officer of ACB 6/98 to present; VP/Director of Human Resources of ACB 7/98 to 6/99; General Manager/Attorney, Lagomarsino's (beverage distributor) 3/91 to 11/97	1998
Keith Sciarillo	39	Banker, Senior Vice President and Chief Financial Officer of ACB 11/99 to present; Controller of ACB 1/99 to 10/99; Chief Financial Officer of ACB 8/94 to 12/98 (prior to merger with CIB)	1999
Susan Woolf	52	Banker, Senior Vice President and Chief Operating Officer of ACB 11/99 to present; Vice President Sales and Service Manager 11/96 to 10/99; prior thereto First V.P., Great Western Bank	1999

    Messrs. Lukiewski and Sciarillo also serve as the President and Chief Financial Officer, respectively, of Americorp.

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ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

    Set forth below is the compensation accrued during 2000 to the executive officers of Americorp/ACB who received total annual salary and bonus of more than $100,000 during 2000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation(2)
Gerald J. Lukiewski(3) President	2000 1999 1998	166,950 143,655 114,167	120,000 50,000 50,000	— — —
Ronald S. Paul(4) SVP and Chief Admin. Officer	2000 1999 1998	97,752 88,087 36,160	26,008 24,625 —	— — —
Charles A. Myers(5) SVP and Chief Lending Officer	2000 1999 1998	108,000 11,800 0	8,503 0 0	— — —

(1)
Amounts shown include cash and non-cash compensation earned and received, including monthly auto allowances.
(2)
No executive officer received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of each such officer's total annual salary and bonus.
(3)
Became President on March 2, 1998 and Senior Vice President and Chief Credit Officer prior thereto.
(4)
Became Senior Vice President and Chief Administrative Officer in July 1999.
(5)
Became Senior Vice President and Chief Lending Officer in November 1999.

Option Grants in 2000

    In connection with the merger with CIB, Americorp adopted a new stock option plan. Previous stock option plans of Americorp were terminated at such time but options granted pursuant to such plans remained outstanding and exercisable in accordance with their terms. Americorp did not grant any options during 2000 under the various Americorp stock option plans to the officers set forth in the Summary Compensation Table.

D–62

    The following table sets forth certain information concerning unexercised options under the Americorp stock option plans to the persons named in the Summary Compensation Table.

(a)	(b)	(c)	(d)	(e)
			Number of Securities Underlying Unexercised Options at 12/31/00(#)	Value of Unexercised In-the-Money Options 12/31/00($)
Name	Shares Acquired on Exercise(#)	Realized ($)(1)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Lukiewski	0	—	19,440/16,160	$21,200/800
Paul	0	—	5,680/5,520	$0/0
Myers	0	—	4,000/6,000	$0/0

(1)
The aggregate value has been determined based upon the closing sales price for Americorp's stock as of December 31, 2000, minus the exercise price.

Director Compensation

    In 2000, each of the then directors received (i) $1,000 per month in director's fees for the first 5 months, and $2,000 per month in director's fees for the last 7 months of 2000; (ii) the Secretary to the Board received $2,000 per month in fees; (iii) the Vice Chairman of the Board received $2,000 per month in fees; and (iv) the Chairman of the Board received $3,500 per month in fees for the first 5 months of 2000, and $3,000 per month in fees for the last 7 months of 2000.

Employment Agreement

    In connection with his appointment as President and Chief Executive Officer of Americorp and ACB, ACB entered into an employment agreement with Gerald J. Lukiewski as of March 2, 1998. The agreement, as amended and extended, currently provides for a three year term with an annual salary of $135,000. The agreement also provides for participation in ACB's bonus plan and certain other benefits, including vacation, automobile allowance, insurance, retirement benefits and expense reimbursements. In the event of termination without cause, the agreement provides for the lesser of (i) three months of additional salary and benefits or (ii) the remaining salary and benefits due under the term of the agreement.

    On April 27, 2000, ACB entered into a change in control agreement with Mr. Lukiewski. This agreement provides that if after a change in control of the Bank, if Mr. Lukiewski's employment is terminated within three years after such a change of control, or Mr. Lukiewski should terminate employment as a result of a good reason as defined in the agreement, Mr. Lukiewski would be entitled to his full base salary through the date of termination plus an amount equal to Mr. Lukiewski's monthly base salary at the highest rate in effect during the twelve month period immediately preceding the date of termination multiplied by 35.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    Except as set forth in the following table, management of Americorp does not know of any person who owns beneficially more than 5% of Americorp Stock. The following table sets forth certain information as of February 1, 2001, concerning the beneficial ownership of Americorp Stock by each of

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the current directors of Americorp and ACB and by all current directors and executive officers of Americorp and ACB as a group.

Name of Beneficial Owner	Amount of Beneficial Ownership(1)		Percent of Class(2)
Michael T. Hribar	22,410	(3)	1.02%
Allen W. Jue	30,383	(4)	1.38%
Robert J. Lagomarsino	90,624	(4)	4.12%
Gerald J. Lukiewski	21,840	(5)	0.99%
E. Thomas Martin	123,150	(6)	5.60%
Harry L. Maynard	38,404	(4)	1.75%
Edward F. Paul	91,252	(3)	4.15%
Joseph L. Priske	23,031	(7)	1.05%
Jacqueline S. Pruner	41,248	(3)	1.88%
Directors and Executive Officers as a Group (13 persons)	500,962	(8)	22.79%

(1)
Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares; (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or; (b) investment power which includes the power to dispose, or to direct the disposition of such security. Beneficial owner also includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the date specified.
(2)
Shares subject to options held by directors and executive officers that were exercisable within 60 days after February 1, 2001 are treated as issued and outstanding for the purpose of computing the percentage of class owned by such person (or group) but not for the purpose of computing the percentage of class owned by any other individual person.
(3)
Includes 7,708 shares exercisable pursuant to the Americorp stock option plans.
(4)
Includes 8,000 shares exercisable pursuant to the Americorp stock option plans.
(5)
Includes 19,840 shares exercisable pursuant to the Americorp stock option plans.
(6)
Includes 5,600 shares exercisable pursuant to the Americorp stock option plans.
(7)
Includes 12,078 shares exercisable pursuant to the Americorp stock option plans.
(8)
Includes 103,262 shares exercisable pursuant to Americorp stock option plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Some of the current directors and officers of Americorp and ACB and the companies with which they are associated have been customers of, and have had banking transactions with ACB, in the ordinary course of ACB's business, and ACB expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of management of ACB, have not involved more than the normal risk of repayment or presented any other unfavorable features.

ITEM 14. EXHIBITS AND REPORTS ON FORM 8-K

Exhibits:	Description
3.1	Articles of Incorporation of Americorp(A)
3.2	Bylaws of Americorp, as amended(A)
3.3	Certificate of Secretary of Amendment to Bylaws(B)
3.4	Certificate of Secretary of Amendment to Bylaws
10.1	Employment Agreement of Gerald J. Lukiewski(A)
10.2	1994 Stock Option Plan(A)

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10.3	1998 Stock Option Plan(A)
10.4	ACB 401K Profit Sharing Plan(A)
10.5	Restated and Amended Senior Executives Retirement Plan(A)
10.6	Restated and Amended Chief Executive Officer Retirement Plan(A)
10.7	Restated and Amended Directors Retirement Plan(A)
10.8	Data Processing Agreement with Electronic Data Systems Corp.(A)
10.9	First Amendment of Employment Agreement of Gerald Lukiewski(B)
10.10	Change of Control Agreement of Gerald J. Lukiewski(B)
16.	Letter concerning change in certifying accountant(C)
21.	Subsidiary of Americorp—American Commercial Bank is the only subsidiary of Americorp
23.1	Consent of Vavrinek, Trine, Day & Co., LLP

(A)
Filed with the SEC in Registration Statement 333-63841 on Form S-4 and by this reference incorporated herein.
(B)
Contained in Americorp's Report on Form 10-Q as of September 30, 2000 filed with the SEC on November 13, 2000 and by this reference incorporated herein.
(C)
Contained in Americorp's Report on Form 8-K filed with the SEC on December 4, 1998 and by this reference incorporated herein.

Reports on Form 8-K:

    None.

D–65

SIGNATURES

    In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, Americorp caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 30, 2001.

AMERICORP
By:	/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski President and Chief Executive Officer
By:	/s/ KEITH SCIARILLO Keith Sciarillo Chief Financial Officer

    In accordance with the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Americorp and in the capacities and on the dates indicated.

Dated:
/s/ ALLEN W. JUE Allen W. Jue	Director	March 30, 2001
/s/ MICHAEL T. HRIBAR Michael T. Hribar	Director	March 30, 2001
/s/ ROBERT J. LAGOMARSINO Robert J. Lagomarsino	Chairman of the Board of Directors	March 30, 2001
/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski	Director	March 30, 2001
/s/ E. THOMAS MARTIN E. Thomas Martin	Director	March 30, 2001
/s/ HARRY L. MAYNARD Harry L. Maynard	Director	March 30, 2001
/s/ EDWARD F. PAUL Edward F. Paul	Director	March 30, 2001
/s/ JOSEPH L. PRISKE Joseph L. Priske	Director	March 30, 2001
/s/ JACQUELINE S. PRUNER Jacqueline S. Pruner	Director	March 30, 2001

D–66

EXHIBIT INDEX

Exhibits:	Description
3.1	Articles of Incorporation of Americorp(A)
3.2	Bylaws of Americorp, as amended(A)
3.3	Certificate of Secretary of Amendment to Bylaws(B)
3.4	Certificate of Secretary of Amendment to Bylaws
10.1	Employment Agreement of Gerald J. Lukiewski(A)
10.2	1994 Stock Option Plan(A)
10.3	1998 Stock Option Plan(A)
10.4	ACB 401K Profit Sharing Plan(A)
10.5	Restated and Amended Senior Executives Retirement Plan(A)
10.6	Restated and Amended Chief Executive Officer Retirement Plan(A)
10.7	Restated and Amended Directors Retirement Plan(A)
10.8	Data Processing Agreement with Electronic Data Systems Corp.(A)
10.9	First Amendment of Employment Agreement of Gerald Lukiewski(B)
10.10	Change of Control Agreement of Gerald J. Lukiewski(B)
16.	Letter concerning change in certifying accountant(C)
21.	Subsidiary of Americorp—American Commercial Bank is the only subsidiary of Americorp
23.1	Consent of Vavrinek, Trine, Day & Co., LLP

(A)
Filed with the SEC in Registration Statement 333-63841 on Form S-4 and by this reference incorporated herein.

(B)
Contained in Americorp's Report on Form 10-Q as of September 30, 2000 filed with the SEC on November 13, 2000 and by this reference incorporated herein.

(C)
Contained in Americorp's Report on Form 8-K filed with the SEC on December 4, 1998 and by this reference incorporated herein.

Reports on Form 8-K:

    None.

D–67

APPENDIX E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

/x/	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2001

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 033-18392

AMERICORP
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation)	No. 77-0164985 (IRS Employer Identification No.)
300 S. Mills Road, Ventura, California (Address of principal executive offices)	93003 (Zip Code)

Registrant's telephone number, including area code: (805) 658-6633

Not Applicable
(Former name or former address, if changed since last report)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (of shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

APPLICABLE ONLY TO CORPORATE ISSUERS

    On June 30, 2001, there were 2,130,016 shares of Americorp Common Stock outstanding.

E–1

AMERICORP AND SUBSIDIARY
JUNE 30, 2001

E–2

Item 1.  Financial Statements

AMERICORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollar Amounts in Thousands)

	June 30, 2001	December 31, 2000
Cash and Due From Bank	$32,067	$25,746
Federal Funds Sold	26,000	18,600

Total Cash and Cash Equivalents	58,067	44,346
Investment Securities	14,957	18,720
Loans	195,653	197,476
Allowance for Loan Losses	(4,132)	(3,553)

NET LOANS	191,521	193,923
Premises and Equipment	1,008	1,278
Other Real Estate Owned	265	315
Cash Surrender Value of Life Insurance	2,721	3,031
Accrued Interest and Other Assets	4,434	4,882

	$272,973	$266,495

Noninterest-Bearing Deposits	$74,686	$75,976
Interest-Bearing Deposits	169,039	162,173

TOTAL DEPOSITS	243,725	238,149
Accrued Interest and Other Liabilities	2,265	2,834

TOTAL LIABILITIES	245,990	240,983
Common Stock	1,065	1,047
Surplus	10,402	9,776
Retained Earnings	15,403	14,689
Accumulated Other Comprehensive Income	113	—

TOTAL SHAREHOLDERS' EQUITY	26,983	25,512

	$272,973	$266,495

E–3

Item 1.  Financial Statements—Continued

AMERICORP AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Dollar Amounts in Thousands, Except Per Share Data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2001	2000	2001	2000
Interest Income	$4,979	$5,270	$10,348	$10,276
Interest Expense	1,656	1,450	3,387	2,636

Net Interest Income	3,323	3,820	6,961	7,640
Provision for Loan Losses	250	250	500	664

Net Interest Income after Provision for Loan Losses	3,073	3,570	6,461	6,976
Noninterest Income	630	682	1,409	1,347
Noninterest Expense	2,948	3,099	5,695	6,015

Income Before Taxes	755	1,153	2,175	2,308
Income Taxes	317	305	825	623

Net Income	$438	$848	$1,350	$1,685

Per Share Data:
Net Income—Basic	$0.21	$0.40	$0.64	$0.80

Net Income—Diluted	$0.19	$0.36	$0.62	$0.72

E–4

Item 1.  Financial Statements—Continued

AMERICORP AND SUBSIDIARY
UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollar Amounts in Thousands)

	Common Stock
						Accumulated Other Comprehensive Income
	Number of Shares	Amount	Surplus	Comprehensive Income	Retained Earnings
Balance at January 1, 1999	2,051,994	$1,026	$8,771		$10,453	$146
Issuance of Stock	70,970	35	870
Retirement of Stock	(18,793)	(9)	(83)		(280)
Dividends					(928)
Comprehensive Income
Net Income				$3,322	3,322
Unrealized loss on Securities Available for Sale, Net of Taxes of $147				(250)		(250)
Reclassification Adjustment for Loss on Sale of Investment Securities Included in Net Income, Net of Taxes of $6				(9)		(9)

Total Comprehensive Income				$3,063

Balance at December 31, 1999	2,104,171	1,052	9,558		12,567	(113)
Issuance of Stock	28,314	14	392
Retirement of Stock	(37,921)	(19)	(174)		(432)
Dividends					(1,110)
Comprehensive Income
Net Income				$3,664	3,664
Unrealized Gain on Securities Available for Sale, Net of Taxes of $49				109		109
Reclassification Adjustment for Gain on Sale of Investment Securities Included in Net Income, Net of Taxes of $3				4		4

Total Comprehensive Income				$3,777

Balance at December 31, 2000	2,094,564	1,047	9,776		14,689	—
Issuance of Stock	35,452	18	626
Dividends					(636)
Comprehensive Income
Net Income				$1,350	1,350
Unrealized Gain on Securities Available for Sale, Net of Taxes of $52				113		113

Total Comprehensive Income				$1,463

Balance at June 30, 2001	2,130,016	$1,065	$10,402		$15,403	$113

E–5

Item 1.  Financial Statements—Continued

AMERICORP AND SUBSIDIARY
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
(Dollar Amounts in Thousands)

	For the Six Months Ended June 30,
	2001	2000
OPERATING ACTIVITIES
Net Income	$1,350	$1,685
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	291	320
Provision for Loan Losses	500	664
Other Items—Net	187	662

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,328	3,331
INVESTING ACTIVITIES
Purchases of Investment Securities	—	(999)
Maturities and Sales of Investment Securities	3,928	4,962
Net Change in Loans	1,902	(10,512)
Purchase of Premises and Equipment	(21)	(107)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	5,809	(6,656)
FINANCING ACTIVITIES
Net Change in Deposits	5,576	15,811
Decrease in Other Borrowings	—	(10,000)
Repurchase Stock	—	(152)
Proceeds from Exercise of Options	644	147
Dividends	(636)	(525)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	5,584	5,281

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,721	1,956
Cash and Cash Equivalents at Beginning of Period	44,346	30,839

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$58,067	$32,795

E–6

Item 1.  Financial Statements—Continued

AMERICORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

    The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. This information should be read in conjunction with Americorp's Form 10K for the year ended December 31, 2000.

    The consolidated financial statements include Americorp and its wholly owned subsidiary, American Commercial Bank (the "Bank").

    Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the three month and six month periods ended June 30, 2001 and 2000, reflect all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

    Some matters discussed in this Form 10-Q may be "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 and therefore may involve risks, uncertainties and other factors which may cause our actual results to be materially different from the results expressed or implied by our forward-looking statements. These statements generally appear with words such as "anticipate," "believe," "estimate," "may," "intend," and "expect."

Note 2—Earnings Per Share

    Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share". Accordingly, basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share also considers the number of shares issuable upon the assumed exercise of outstanding common stock options.

Note 3—Stock Split

    On March 18, 1999, the Board of Directors of the Company declared a two-for-one stock split of its outstanding shares of common stock. The effective date for the split was April 15, 1999 and the additional shares issued pursuant to the stock split were distributed on May 8, 1999. All per share data has been retroactively adjusted to reflect this split.

Note 4—Proposed Merger

    On April 9, 2001, the Company announced the signing of an Agreement to Merge and Plan of Reorganization (the "Agreement") with Mid-State Bancshares, the parent company of Mid-State Bank, pursuant to which Mid-State Bancshares will acquire Americorp and American Commercial Bank. Upon consummation, Mid-State Bancshares will become the surviving corporation and Mid-State Bank will become the surviving bank. Consummation of the Agreement is subject to a number of conditions, including, but not limited to, the approval of the Agreement by the shareholders of Americorp and the receipt of requisite regulatory approvals.

    The Agreement provides that the outstanding shares of Americorp common stock will be exchanged for a combination of cash and shares of common stock of Mid-State Bancshares. Under the Agreement, the maximum amount of Mid-State Bancshares stock to be issued has been set at 70%, the minimum amount of Mid-State Bancshares stock to be issued has been set at 60%, with the balance of the consideration to be paid in cash. The ratio of exchange is based upon the value of $28.75 for each share of Americorp, subject to possible adjustments based upon changes in the price of Mid-State Bancshares stock preceding the effective date of the transaction. The transaction is valued at approximately $63.7 million. The merger is structured to be tax-free and will be accounted for as a purchase.

E–7

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Summary

    Americorp reported net earnings of $438,000 or $0.21 basic income per share for the second quarter of 2001. This represents a $410,000 decrease, or 48.3%, from the same period during 2000 when net earnings were $848,000 or $0.40 basic income per share. This decrease was primarily due to a $497,000 decline in net interest income, offset by a one-time net benefit of $56,000 from the termination of certain postretirement benefits for retired employees and directors and certain costs associated with litigation and a significant increase in the Company's effective tax rate plus continued efforts by the Company to improve operating efficiency. These items and other contributing factors are discussed in more detail later in this analysis.

    Net income for the first six months of 2001 were $1,350,000 or $0.64 basic income per share. This represents a $335,000 decrease, or 19.9%, from the same period in 2000 when net earnings were $1,685,000 or $0.80 basic income per share. The majority of this decline is attributable to the second quarter results as previously discussed.

    Annualized return on average assets for the three months and six months ended June 30, 2001 was 0.64% and 0.99%, respectively, compared with 1.35% and 1.36% for the same periods in 2000. Return on average assets for the year ended December 31, 2000 was 1.44%.

    Annualized return on average equity for the three months and six months ended June 30, 2001 was 6.55% and 10.28%, respectively, compared with 14.48% and 14.33% for the same periods in 2000. Return on average equity for the year ended December 31, 2000 was 15.17%.

    Quarterly cash dividends of $0.15 per share were declared in the 2001, a slight increase from the $0.12 and $0.13 per share declared in the first and second quarters of 2000.

Net Interest Income

    Net interest income is the amount by which the interest and amortization of fees generated from loans and other earning assets exceed the cost of funding those assets, usually deposit account interest expense. Net interest income depends on the difference (the "interest rate spread") between gross interest and fees earned on the loans and investment portfolios and the interest rates paid on deposits and borrowings. The following table sets forth the components of net interest income, average earning assets and net interest margin:

	Three Months Ended June 30,		Six Months Ended June 30,
					Year Ended December 31, 2000
	2001	2000	2001	2000
Interest Income	$4,979	$5,270	$10,348	$10,276	$21,604
Interest Expense	1,656	1,450	3,387	2,636	5,865

Net Interest Income	$3,323	$3,820	$6,961	$7,640	$15,739

Average Earning Assets	$245,806	$223,545	$243,623	$220,275	$226,847
Net Interest Margin	5.41%	6.84%	5.71%	6.94%	6.94%

    Net interest income was $3.3 million for the quarter ended June 30, 2001, compared to $3.8 million for the quarter ended June 30, 2000. This decrease of $497,000 was primarily due to the successive declines in the national prime rate. Like most community banks, the majority of the Company's assets have variable interest rates that readjust daily with changes in the national prime rate. Although many of the Company's deposits are also adjustable, competitive forces in the market place serviced by the Company have not allowed it to make corresponding reductions in the rates it pays on those deposits. In fact, the Company's interest expense has actually increased in 2001

E–8

compared to 2000 due to these competitive forces as well as an increase in the amount of average interest-bearing liabilities in 2001 compared to 2000.

    Net interest income was $7.0 million for the six months ended June 30, 2001, compared to the $7.6 million for the six months ended June 30, 2000. The $679,000 decrease in net interest income was also due to the factors discussed above.

    The net interest margin in the first half of 2001 compared to the same half of 2000 was also directly impacted by the recent declines in the national prime rate. The national prime rate declined 325 basis points in 2001 from 9.5% to 6.75% on June 30, 2001. The majority of the Company's loans and its investments in federal funds sold reprice daily with changes in the prime rate. Deposits generally reprice at a slower pace, therefore significantly decreasing the net interest margin in the short run. Management changes the rates on deposits based on market conditions and is therefore unable to predict the timing of these increases or the ultimate impact on the Company's future net interest margin.

    The national prime rate was 7.75% for the first six months of 1999, and then experienced 25 basis points increases in July, August and November to end the year at 8.50%. Prime continued to rise in 2000 with 25 basis points increases in February and March and a 50 basis points increase in May to end the first year at 9.50%. As noted above, during 2001, the prime rate declined another 325 basis points to end up at 6.75% on June 30, 2001.

Provision for Loan Losses

    Americorp made $250,000 contributions to the allowance for loan losses in the first and second quarters of 2001. The total provision for loan losses in the first six months of 2001 was $500,000 compared to $664,000 in 2000. Management believes that the allowance, which equals 2.11% of total loans at June 30, 2001, is adequate to cover future losses. The allowance for loans losses at June 30, 2000 was 1.30% of total loans.

    Changes in the allowance for loan losses for the quarter and six months ended June 30, 2001 and 2000 are as follows (dollar amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Allowance, Beginning of Period	$3,868	$2,225	$3,553	$1,978
Provision for Loan Losses	250	250	500	664
Loans Charged Off—net of Recoveries	13	25	78	(142)

Allowance, End of Period	$4,131	$2,500	$4,131	$2,500

Noninterest Income

    Noninterest Income represents deposit account services charges and other types of non-loan related fee income. Noninterest income for the quarter ended June 30, 2001 totaled $630,000, which is slightly below the $682,000 reported for the same period in 2000. Noninterest income for the six months ended June 30, 2001 totaled $1,409,000, which is slightly above the $1,347,000 reported for the same period in 2000.

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Noninterest Expense

    Noninterest expense represents salaries, occupancy expenses, professional expenses, outside services and other miscellaneous expenses necessary to conduct business. Noninterest expense for the quarter ended June 30, 2001 totaled $2,948,000 compared to $3,099,000 for the same period of 2000.  This decline is primarily the result of a one-time net benefit of $56,000 from the termination of certain postretirement benefits for retired employees and directors and certain costs associated with litigation offset by increased merger related and other expenses.

    Noninterest expense for the six months ended June 30, 2001 totaled $5,695,000 down slightly from the $6,015,000 for the same period in 2000. As an annualized percent of average assets, noninterest expense was 4.18% in the first half of 2001 compared to 4.87% for the first half of 2000. As noted above, this decline is primarily the result of a one-time net benefit of $56,000 from the termination of certain postretirement benefits for retired employees and directors and certain costs associated with litigation and continued efforts by the Company to improve operating efficiency.

Income Taxes

    The Company's income tax provision for the first six months of 2001 was $825,000, resulting in an effective rate of 37.9% on income before taxes. This rate compares to the 21.9% and the 25.5% reported for the years ending December 31, 2000 and 1999, respectively. The Company's effective tax has significantly increased due to the lack of tax credits carry forwards that were fully utilized in 2000.

Balance Sheet Analysis

    Total assets at June 30, 2001 totaled $273.0 million, an increase of $6.5 million or 2.4% from December 31, 2000. The majority of this growth was centered in federal funds sold, which increased $7.4 million. Deposits increased by $5.6 million or 2.3% during the six months of 2001. This increase was used to fund the assets growth described above.

Asset Quality

    The following table sets forth the components of non-performing assets and related ratios: (dollar amounts in thousands)

	June 30,
			December 31, 2000
	2001	2000
Loans 90 day past due and still accruing	$227	$456	$6
Loans on nonaccrual	1,176	1,919	773

Nonperforming Loans	1,403	2,375	779
Other real estate owned (OREO)	265	206	315

Nonperforming Assets	$1,668	$2,581	$1,094

Nonperforming Loans as a Percent of Total Loans	0.72%	1.24%	0.39%
Allowance for Loan Losses as a Percent of Nonperforming Loans	294.51%	105.26%	456.10%
Nonperforming Assets as a Percent of Total Assets	0.61%	1.02%	0.41%

    The primary ratios of loan quality have declined slightly in the first six months of 2001. Nonperforming loans as a percent of total loans increased to 0.72% at June 30, 2001, compared to 0.39% at December 31, 2000. Likewise, the allowance for loan losses as a percent of nonperforming loans decreased to 294.51% at June 30, 2001, down from 456.10% at December 31, 2000. These ratios,

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however, are significantly better than the same ratios at June 30, 2000. At June 30, 2001, the Company had one property of OREO with a total book value of $265,000. The Company believes this property will be liquidated during 2001 without any significant loss.

Capital

    Total shareholders equity at June 30, 2001 totaled $27.0 million, which represents a 11.6% increase from $24.2 million at June 30, 2000.

    The Bank maintains capital ratios above the Federal regulatory guidelines for a "well-capitalized" bank. The ratios are as follows:

	Ratio	June 30, 2001	December 31, 2000
Tier 1 Capital (to Average Assets)	5.00%	9.75%	9.50%
Tier 1 Capital (to Risk Weighted Assets)	6.00%	12.30%	11.00%
Total Capital (to Risk Weighted Assets)	10.00%	13.56%	12.30%

    On February 24, 2000, the Company established a stock repurchase program for up to 200,000 shares of the Company's outstanding common stock. Repurchases have been discontinued due to the proposed merger with Mid-State Bancshares discussed in Note 4 to the financial statements.

Liquidity

    Management is not aware of any future capital expenditures or other significant demands on commitments which would severely impair liquidity.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Market Risk

    In Management's opinion there has not been a material change in Americorp's market risk profile during the six months ended June 30, 2001. Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Americorp's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its inherent rate risk exposure. Americorp does not have any market risk sensitive instruments acquired for trading purposes. Americorp manages its interest rate sensitivity by matching the repricing opportunities on its earning assets to those on its funding liabilities. Management uses various asset/liability strategies to manage the repricing characteristics of its assets and liabilities to ensure that exposure to interest rate fluctuations is limited within Americorp's guidelines of acceptable levels of risk-taking.

    At June 30, 2001, Americorp had $153.4 million of assets and $160.9 million of liabilities repricing within one year. Therefore, $7.5 million more in interest rate sensitive liabilities than interest rate sensitive assets will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). Generally, if rates were to fall during this period, interest expense would decline by a greater amount than interest income and net income would increase. Conversely, if rates were to rise, the reverse would apply, and Americorp's net income would decrease. However, the recent decrease in the prime rate has significantly decreased Americorp's net interest income as asset rates generally reprice faster than liability rates.

    See also the previous discussion on net interest income in Item 2—Management's Discussion and Analysis of Financial Condition and Results of operations—Net Interest Income.

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PART II—OTHER INFORMATION

Item 1	—	Legal Proceedings
Due to the nature of the banking business, the Bank is at times party to various legal actions; all such actions are of a routine nature and arise in the normal course of business.
Item 2	—	Changes in Securities
None
Item 3	—	Defaults upon Senior Securities
None
Item 4	—	Submission of Matters to a Vote of Security Holders
None
Item 5	—	Other Information
None
Item 6	—	Exhibits and Reports on Form 8-K
A)		Exhibits
None
B)		Reports on Form 8-K

Form 8-K filed on May 25, 2001 announcing several amendments in the definitive agreement relating to the proposed merger between the Company and Mid-State Bancshares. Most notable was removal of the requirement that the merger qualify for pooling accounting treatment, the minimum amount of stock to be issued by Mid-State in exchange for Americorp stock was established at 60% of the total consideration in the merger, and the option for Company shareholders to receive a portion of the proceeds in cash.

Form 8-K filed on August 7, 2001 announcing certain additional amendments in the definitive agreement relating to the proposed merger between the Company and Mid-State Bancshares. Most notable was a maximum amount of Mid-State Bancshares stock to be issued in the merger was established at 70% of the total consideration in the merger, with the balance of the consideration paid in cash to Americorp shareholders.

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SIGNATURES

    Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICORP
Date: August 9, 2001	By:	/s/ GERALD J. LUKIEWSKI Gerald J. Lukiewski President and Chief Executive Officer

Date: August 9, 2001	By:	/s/ KEITH J. SCIARILLO Keith J. Sciarillo Senior Vice President and Chief Financial Officer

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QuickLinks

Table of Contents
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SELECTED HISTORICAL AND PRO-FORMA FINANCIAL DATA
RISK FACTORS
THE ANNUAL MEETING OF AMERICORP
PROPOSAL 1: THE MERGER
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Statement of Income For the Six Months Ended June 30, 2001 (In thousands, except per share amounts)
Unaudited Pro Forma Combined Statement of Income For the Six Months Ended June 30, 2001 (In thousands, except per share amounts)
Unaudited Pro Forma Combined Statement of Income For the Year Ended December 31, 2000 (In thousands, except per share amounts)
Unaudited Pro Forma Combined Statement of Income the Year Ended December 31, 2000 (In thousands, except per share amounts)
MID-STATE STOCK
COMPARISON OF MID-STATE COMMON STOCK AND AMERICORP COMMON STOCK
INFORMATION ABOUT MID-STATE AND MID-STATE BANK & TRUST
INFORMATION ABOUT AMERICORP AND AMERICAN COMMERCIAL BANK
FORWARD LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PROPOSAL 2 ELECTION OF AMERICORP DIRECTORS
SUMMARY COMPENSATION TABLE
OTHER BUSINESS
APPENDIX A AGREEMENT TO MERGE AND PLAN OF REORGANIZATION dated as of April 9, 2001 and amended on May 24 and August 3, 2001 by and among Mid-State Bank & Trust Mid-State Bancshares and Americorp
AGREEMENT TO MERGE AND PLAN OF REORGANIZATION
DATED AS OF APRIL 9, 2001
BY AND AMONG
MID-STATE BANK,
MID-STATE BANCSHARES,
AMERICORP,
AND
AMERICAN COMMERCIAL BANK
AGREEMENT TO MERGE AND PLAN OF REORGANIZATION
R E C I T A L S
A G R E E M E N T
ARTICLE 1
DEFINITIONS AND DETERMINATIONS
ARTICLE 2 CONSUMMATION OF THE MERGER AND THE BANK MERGER
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND BANK
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF TARGET AND TARGET BANK
ARTICLE 5 AGREEMENTS WITH RESPECT TO CONDUCT OF ACQUIROR AND BANK AFTER THE DATE HEREOF
ARTICLE 6 AGREEMENTS WITH RESPECT TO CONDUCT OF TARGET AND TARGET BANK AFTER THE DATE HEREOF
ARTICLE 7 FURTHER COVENANTS OF ACQUIROR, BANK, TARGET AND TARGET BANK
ARTICLE 8 CONDITIONS TO THE PARTIES' OBLIGATIONS TO CLOSE
ARTICLE 9 EMPLOYEE BENEFITS
ARTICLE 10 TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS
ARTICLE 11 GENERAL
FIRST AMENDMENT TO AGREEMENT TO MERGE AND PLAN OF REORGANIZATION
SECOND AMENDMENT TO AGREEMENT TO MERGE AND PLAN OF REORGANIZATION
APPENDIX B
APPENDIX C
APPENDIX C CALIFORNIA GENERAL CORPORATION LAW CHAPTER 13 DISSENTERS' RIGHTS
APPENDIX D
INDEX TO FORM 10-K
PART I
PART II
AMERICORP AND SUBSIDIARY FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT DECEMBER 31, 2000 AND 1999
INDEPENDENT AUDITORS' REPORT
AMERICORP AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 1999 (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (Dollar Amounts in Thousands, Except Per Share Data)
AMERICORP AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART III
Summary Compensation Table
SIGNATURES
EXHIBIT INDEX
APPENDIX E
INDEX
AMERICORP AND SUBSIDIARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Dollar Amounts in Thousands, Except Per Share Data)
AMERICORP AND SUBSIDIARY UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY UNAUDITED CONDENSED STATEMENT OF CASH FLOWS (Dollar Amounts in Thousands)
AMERICORP AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II—OTHER INFORMATION
SIGNATURES